


08001650

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mondi plc

*CURRENT ADDRESS 44 Main Street
Johannesburg, 2001
South Africa

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35765 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
EF 14A	(PROXY)	☐		

OICF/BY: EBS

DAT : 4/3/08

LFM GROUP
LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

Notes on completion appear on final page

10

First directors and secretary and intended situation of registered office

Company Name in full HACKPLIMCO NO.119 PLC

Proposed Registered Office C/O HACKWOOD SECRETARIES LIMITED
(PO Box numbers only, are not acceptable) ONE SILK STREET

Post town LONDON

County / Region

Postcode EC2Y 8HQ

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address.

Agent's Name

Address

Post town

County / Region

Postcode

Number of continuation sheets attached

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

HACKWOOD SECRETARIES LIMITED (JANE EGBUNE)
ONE SILK STREET
LONDON

EC2Y 8HQ Tel 020 7456 2000
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Secretary (see notes 1-5)

Company name	HACKPLIMCO NO. 119 PLC
NAME *Style / Title	
*Honours etc	
Forename(s)	
Surname	
Previous forename(s)	
Previous surname(s)	HACKWOOD SECRETARIES LIMITED
Address ††	ONE SILK STREET
Post town	LONDON
County / Region	
Postcode	EC2Y 8HQ
Country	

* Voluntary details

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as secretary of the company named on page 1

Consent signature [signature] **Date** 10/04/2007

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME	*Style / Title		*Honours etc	
	Forename(s)			
	Surname	HACKWOOD DIRECTORS LIMITED		
	Previous forename(s)			
	Previous surname(s)			
Address ††		ONE SILK STREET		
	Post town	LONDON		
	County / Region		Postcode	EC2Y 8HQ
	Country			
Date of birth	Day Month Year		Nationality	
Business occupation				
Other directorships		None other than Pevensy Ltd and dormant companies being companies within the meaning of Sec.249 of the CA 1985		

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 10/04/2007

Directors (see notes 1-5)

Please list directors in alphabetical order

* Voluntary details

NAME	
*Style / Title	
*Honours etc	
Forename(s)	
Surname	HACKWOOD SECRETARIES LIMITED
Previous forename(s)	
Previous surname(s)	
Address ††	ONE SILK STREET
Post town	LONDON
County / Region	
Postcode	EC2Y 8HQ
Country	UK
Date of birth (Day Month Year)	
Nationality	
Business occupation	
Other directorships	

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 10/04/2007

This section must be signed by

Either

	Signed	Date
an agent on behalf of all subscribers		
***Or* the subscribers**	[signature]	10/04/2007
(i.e those who signed as members on the memorandum of association).	[signature]	10/04/2007

Notes

1. Show for an individual the full forename(s) NOT INITIALS and surname together with any previous forename(s) or surname(s).

If the director or secretary is a corporation or Scottish firm - show the corporate or firm name on the surname line.

Give previous forename(s) or surname(s) except that:

- for a married woman, the name by which she was known before marriage need not be given,

- names not used since the age of 18 or for at least 20 years need not be given.

A peer, or an individual known by a title, may state the title instead of or in addition to the forename(s) and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Address:

Give the usual residential address.

In the case of a corporation or Scottish firm give the registered or principal office.

Subscribers:

The form must be signed personally either by the subscriber(s) or by a person or persons authorised to sign on behalf of the subscriber(s).

2. Directors known by another description:

- A director includes any person who occupies that position even if called by a different name, for example, governor, member of council.

3. Directors details:

- Show for each individual director the director's date of birth, business occupation and nationality.
  The date of birth must be given for every individual director.

4. Other directorships:

- Give the name of every company of which the person concerned is a director or has been a director at any time in the past 5 years. You may exclude a company which either **is** or at **all times during the past 5 years,** when the person was a director, **was** :

- dormant,

- a parent company which wholly owned the company making the return,

- a wholly owned subsidiary of the company making the return, or

- another wholly owned subsidiary of the same parent company.

If there is insufficient space on the form for other directorships you may use a separate sheet of paper, which should include the company's number and the full name of the director.

5. Use Form 10 continuation sheets or photocopies of page 2 to provide details of joint secretaries or additional directors.

LFM GROUP
LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

12

Declaration on application for registration

Company Name in full HACKPLIMCO NO. 119 PLC

I, HACKWOOD SECRETARIES LIMITED

of ONE SILK STREET, LONDON EC2Y 8HQ

† Please delete as appropriate.

do solemnly and sincerely declare that I am a XXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXX [person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985] † and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature FOR AND ON BENALF OF HACKWOOD SECRETARIES LIMITED [signature]

Declared at ONE SILK STREET, LONDON EC2Y 8HQ

	Day	Month	Year
On	10	04	2007

❶ Please print name.

before me ❶ SHIVAN CAMPBELL-PLATT

Signed S. Campbell-Platt **Date** 10 April 2007

† A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

HACKWOOD SECRETARIES LIMITED (JANE EGBUNE)
ONE SILK STREET
LONDON
EC2Y 8HQ

Tel 020 7456 2000

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinbu**







THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

HACKPLIMCO NO. 119 PLC



1 The Company's name is Hackplimco No. 119 Plc.

2 The Company is to be a public company.

3 The Company's registered office is to be situate in England and Wales.

4 The Company's objects are:-

4.1

4.1.1 To carry on the business of a holding company in all its branches and for that purpose to acquire and hold either in the name of the Company, or in that of any nominee or trustee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company, corporation or undertaking wherever incorporated or carrying on business and to co-ordinate the policy management and administration of any companies, corporations or undertakings in which the Company is a member or participant or which are controlled by or associated with the Company in any manner;

4.1.2 To carry on all or any of the businesses of general merchants and traders, cash and credit traders, manufacturers' agents and representatives, insurance brokers and consultants, estate and advertising agents, mortgage brokers, financial agents, advisers, managers and administrators, hire purchase and general financiers, brokers and agents, commission agents, importers and exporters, manufacturers, retailers, wholesalers, buyers, sellers, distributors and shippers of, and dealers in, all products, goods, wares, merchandise and produce of every description and to participate in, undertake, perform and carry on all kinds of commercial, industrial, trading and financial operations and enterprises.

4.2 To carry on any other business or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company hereinbefore or hereinafter authorised or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of the Company's assets or utilising its skills, know-how or expertise.

4.3 To subscribe, underwrite, purchase, or otherwise acquire, and to hold, dispose of, and deal with, any shares or other securities or investments of any nature whatsoever, and any options or rights in respect thereof or interests therein, and to buy and sell foreign exchange.

4.4 To draw, make, accept, endorse, discount, negotiate, execute, and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments or securities.

//

4.5 To purchase, or otherwise acquire for any estate or interest, any property (real or personal) or assets or any concessions, licences, grants, patents, trade marks, copyrights or other exclusive or non-exclusive rights of any kind and to hold, develop and turn to account and deal with the same in such manner as may be thought fit and to make experiments and tests and to carry on all kinds of research work.

4.6 To build, construct, alter, remove, replace, equip, execute, carry out, improve, work, develop, administer, maintain, manage or control buildings, structures or facilities of all kinds, whether for the purposes of the Company or for sale, letting or hire to or in return for any consideration from any company, firm or person, and to contribute to or assist in or carry out any part of any such operation.

4.7 To amalgamate or enter into partnership or any joint venture or profit/loss-sharing arrangement or other association with any company, firm, person or body.

4.8 To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any company, firm, person or body carrying on any business which the Company is authorised to carry on or possessed of any property suitable for the purposes of the Company.

4.9 To promote, or join in the promotion of, any company, whether or not having objects similar to those of the Company.

4.10 To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgage and charges upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue of debentures, debenture stock or other securities of any description.

4.11 To advance, lend or deposit money or give credit to or with any company, firm or person on such terms as may be thought fit and with or without security.

4.12 To guarantee or give indemnities or provide security, whether by personal covenant or by mortgage or charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by all or any such methods, for the performance of any contracts or obligations, and the payment of capital or principal (together with any premium) and dividends or interest on any shares, debentures or other securities, of any person, firm or company including (without limiting the generality of the foregoing) any company which is for the time being a holding company of the Company or another subsidiary of any such holding company or is associated with the Company in business.

4.13 To issue any securities which the Company has power to issue for any other purpose by way of security or indemnity or in satisfaction of any liability undertaken or agreed to be undertaken by the Company.

4.14 To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for shares or other securities, whether fully or partly paid up.

4.15 To procure the registration, recognition or incorporation of the Company in or under the laws of any territory outside England.

4.16 To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any purpose which may be considered likely directly or indirectly to further the interests of the Company or of its members.

4.17 (i) To establish and maintain or contribute to any pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any individuals who are or were at any time in the employment or service of the Company or of any associated company, or who are or were at any time directors or officers of the Company or of any associated company, and the wives, widows, families and dependants of any such individuals; to establish and subsidise or subscribe to any institutions, associations, clubs or funds which may be considered likely to benefit any such persons or to further the interests of the Company or of any associated company; and to make payments for or towards the insurance of any such persons.

(ii) To establish and maintain, and to lend or contribute to, any scheme for encouraging or facilitating the holding of shares or debentures or other securities in the Company or any associated company by or for the benefit of its employees or former employees, or those of any associated company, or by or for the benefit of such other persons as may for the time being be permitted by law, or any scheme for sharing profits with its employees or those of its associated companies, and (so far as for the time being permitted by law) to lend money to employees of the Company or of any associated company with a view to enabling them to acquire shares in the Company or any associated company.

(iii) (a) To purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees or auditors of the Company, or of any associated company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any associated company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to the Company or associated company or pension fund; (b) to such extent as may be permitted by law otherwise to indemnify any such person against or from any such liability; and (c) (i) to provide a Director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in Section 337A(2) of that Act and (ii) to do anything to enable a Director to avoid incurring such expenditure.

(iv) In this paragraph 4.17:

(a) an "associated company" is any company (i) which is the Company's holding company or (ii) in which the Company or its holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or (iii) which is in any way allied to or associated with the Company or its holding company or any of the predecessors of the Company or of such holding company, or (iv) which is a subsidiary undertaking of any other associated company; and

(b) "holding company" and "subsidiary undertaking" have the same meanings as in the Companies Act 1985 as amended by the Companies Act 1989.

4.18 To distribute among members of the Company in specie or otherwise, by way of dividend or bonus or by way of reduction of capital, all or any of the property or assets of the Company, or any proceeds of sale or other disposal of any property or assets of the Company, with and subject to any incident authorised, and consent required, by law.

4.19 To do all or any of the things and matters aforesaid in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents, subsidiary companies or otherwise, and either alone or in conjunction with others.

//

4.20 To do all such other things as may be considered to be incidental or conducive to any of the above objects.

And it is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this Clause (except only if and so far as otherwise expressly provided in any paragraph) shall be separate and distinct objects of the Company and shall not be in any way limited by reference to any other paragraph or the order in which the same occur or the name of the Company.

5 The liability of the members is limited.

6 The Company's share capital is £50,000 divided into 50,000 shares of £1 each.

We, the Subscribers to this Memorandum of Association wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of Shares shown opposite our respective names.

Names and Addresses of Subscribers	**Number of Shares taken by each Subscriber**
1 Hackwood Directors Limited One Silk Street London EC2Y 8HQ Jane Egbune [signature] For and on behalf of Hackwood Directors Limited	One
2 Hackwood Secretaries Limited One Silk Street London EC2Y 8HQ Jane Egbune [signature] For and on behalf of Hackwood Secretaries Limited	One
Total Shares Taken:	**Two**

DATED: 10/04/2007

Witness to the above Signatures:-

[signature]

Patricia Shaw

One Silk Street
London
EC2Y 8HQ

//

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

HACKPLIMCO NO. 119 PLC

PRELIMINARY

1 The regulations contained in Table A in The Companies (Tables A to F) Regulations 1985 (as amended so as to affect companies first registered on the date of incorporation of the Company) shall, except as hereinafter provided and so far as not inconsistent with the provisions of these Articles, apply to the Company to the exclusion of all other regulations or Articles of Association. References herein to regulations are to regulations in the said Table A unless otherwise stated.

SHARE CAPITAL

2 The share capital of the Company is £50,000 divided into 50,000 Ordinary Shares of £1 each.

3

3.1 Subject to Section 80 of the Act, all unissued shares shall be at the disposal of the Directors and they may allot, grant options over or otherwise dispose of them to such persons, at such times, and on such terms as they think proper.

3.2

3.2.1 Pursuant to and in accordance with Section 80 of the Act the Directors shall be generally and unconditionally authorised to exercise during the period of five years from the date of incorporation of the Company all the powers of the Company to allot relevant securities up to an aggregate nominal amount of £50,000;

3.2.2 by such authority the Directors may make offers or agreements which would or might require the allotment of relevant securities after the expiry of such period.

3.3 Any allotment made pursuant to clause 3.2 of these Articles may be made as if Section 89(1) of the Act did not apply.

3.4 Words and expressions defined in or for the purposes of the said Section 80 or the said Section 89 shall bear the same meanings in this Article.

PROCEEDINGS AT GENERAL MEETINGS

4 In the case of a corporation a resolution in writing may be signed on its behalf by a Director or the Secretary thereof or by its duly appointed attorney or duly authorised representative. Regulation 53 shall be extended accordingly. Regulation 53 (as so extended) shall apply mutatis mutandis to resolutions in writing of any class of members of the Company.

VOTES OF MEMBERS

5 An instrument appointing a proxy (and, where it is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof) must either be delivered at such place or one of such places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting (or, if no place is so specified, at the registered office) before the time appointed for holding the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used or be delivered to the Secretary (or the chairman of the meeting) on the day and at the place of, but in any event before the time appointed for holding, the meeting or adjourned meeting or poll. The instrument may be in the form of a facsimile or other machine made copy and shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates. Regulation 62 shall not apply.

ALTERNATE DIRECTORS

6

6.1 Any director (other than an alternate director) may by notice in writing to the Company appoint any other director, or any other person who is willing to act, to be an alternate director and remove from office an alternate director so appointed by him. Regulation 65 of Table A shall not apply.

6.2 An alternate Director shall be entitled to receive notices of meetings of the Directors and of any committee of the Directors of which his appointor is a member and shall be entitled to attend and vote as a Director and be counted in the quorum at any such meeting at which his appointor is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. An alternate Director shall not (save as aforesaid) have power to act as a Director, nor shall he be deemed to be a Director for the purposes of these Articles, nor shall he be deemed to be the agent of his appointor. Regulations 66 and 69 shall not apply.

6.3 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

DELEGATION OF DIRECTORS' POWERS

7 In addition to the powers to delegate contained in Regulation 72, the Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees consisting of one or more Directors and (if thought fit) one or more other named persons or persons to be co-opted as hereinafter provided. Insofar as any such power or discretion is delegated to a committee, any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee but so that (a) the number of members who are not Directors shall be less than one-half of the total number of members of the committee and (b) no resolution of the committee shall be effective unless passed by a majority including at least one member of the committee who is a Director. Regulation 72 shall be modified accordingly.

APPOINTMENT AND RETIREMENT OF DIRECTORS

8 The Directors shall not be subject to retirement by rotation. Regulations 73 to 75 and the second and third sentences of Regulation 79 shall not apply, and other references in the said Table A to retirement by rotation shall be disregarded.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

9 The office of a Director shall be vacated in any of the events specified in Regulation 81 and also if he shall in writing offer to resign and the Directors shall resolve to accept such offer or if he shall be removed from office by notice in writing signed by all his co-Directors (being at least two in number) but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

10 Any provision of the Act which, subject to the provisions of the articles, would have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any Director over a specified age, shall not apply to the Company.

REMUNERATION OF DIRECTORS

11 Any Director who serves on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine. Regulation 82 shall be extended accordingly.

PROCEEDINGS OF DIRECTORS

12 The Directors, and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be two persons so linked. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

13 On any matter in which a Director is in any way interested he may nevertheless vote and be taken into account for the purposes of a quorum and (save as otherwise agreed) may retain for his own absolute use and benefit all profits and advantages directly or indirectly accruing to him thereunder or in consequence thereof. Regulations 94 to 98 shall not apply.

14 Directors who are absent from the United Kingdom shall be entitled to the same notice of all meetings of the Directors as Directors not so absent and the third sentence of Regulation 88 shall not apply. If a Director who is absent from the United Kingdom does not advise the Company in writing of his overseas address, notice to his usual address in the United Kingdom shall be deemed sufficient notice for the purposes of this Article.

INDEMNITY

15

15.1 Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes, every Director and officer of the Company shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 309A(6) of the Act) and (ii) any liability of the kind referred to in Sections 309B(3) or (4) of the Act; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Where a director or officer is indemnified against any liability in accordance with this paragraph 15.1, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

15.2 Without prejudice to paragraph 15.1 above, the Directors shall have power to purchase and maintain insurance for or for the benefit of (i) any person who is or was at any time a Director or officer of any Relevant Company (as defined in paragraph 15.3 below), or (ii) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

15.3 For the purpose of paragraph 15.2 above "Relevant Company" shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied

//

to or associated with the Company, or any subsidiary undertaking of the Company or of such other body.

15.4 Subject to the provisions of and so far as may be permitted by the Statutes, the Company (i) may provide a Director or officer with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in Section 337A(2) of the Act and (ii) may do anything to enable a Director or officer to avoid incurring such expenditure, but so that the terms set out in Section 337A(4) of the Act shall apply to any such provision of funds or other things done.

NAMES AND ADDRESSES OF SUBSCRIBERS

Hackwood Directors Limited
One Silk Street
London
EC2Y 8HQ

Jane Egbune

For and on behalf of
Hackwood Directors Limited

Hackwood Secretaries Limited
One Silk Street
London
EC2Y 8HQ

Jane Egbune

For and on behalf of
Hackwood Secretaries Limited

DATED 10/04/2007

WITNESS to the above Signatures:-

Patricia Shaw

One Silk Street
London
EC2Y 8HQ

//


17 APR 2007
COMPANIES HOUSE

No. 6209386

The Companies Act 1985

Company Limited by Shares

Special Resolution

of

HACKPLIMCO NO. 119 PLC

At an Extraordinary General Meeting of the Company duly convened and held at One Silk Street, London EC2Y 8HQ on 17 April 2007 the following Resolution was duly passed as a Special Resolution

Special Resolution

THAT the name of the Company be changed to Mondi plc

Chairman

Hackwood Secretaries Limited (JNE)
One Silk Street
London EC2Y 8HQ
Tel 020 7456 2000


TUESDAY


L93VYOS6
LD1 17/04/2007 225
COMPANIES HOUSE

No. 6209386

The Companies Act 1985

Company Limited by Shares

Special Resolution

Of

MONDI PLC

At an Extraordinary General Meeting of the Company duly convened and held at One Silk Street, London EC2Y 8HQ on 1/05/2007 the following Resolution was duly passed as a Special Resolution:

Special Resolution

THAT the Memorandum of Association of the Company with respect to its objects be altered adopting in substitution for and to the exclusion of the present objects clause the new objects clause contained in the print of the Memorandum of Association which for the purpose of identification is marked "X".

Chairman

Hackwood Secretaries Limited (Jane Egbune)
One Silk Street
London EC2Y 8HQ
Tel: 020 7456 2000

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

MONDI PLC[1]

1 The Company's name is Mondi plc.

2 The Company is to be a public company.

3 The Company's registered office is to be situate in England and Wales.

4 The Company's objects are:-

4.1

4.1.1 To carry on the business of a holding company in all its branches and for that purpose to acquire and hold either in the name of the Company, or in that of any nominee or trustee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company, corporation or undertaking wherever incorporated or carrying on business and to co-ordinate the policy management and administration of any companies, corporations or undertakings in which the Company is a member or participant or which are controlled by or associated with the Company in any manner;

4.1.2 To carry on all or any of the businesses of general merchants and traders, cash and credit traders, manufacturers' agents and representatives, insurance brokers and consultants, estate and advertising agents, mortgage brokers, financial agents, advisers, managers and administrators, hire purchase and general financiers, brokers and agents, commission agents, importers and exporters, manufacturers, retailers, wholesalers, buyers, sellers, distributors and shippers of, and dealers in, all products, goods, wares, merchandise and produce of every description and to participate in, undertake, perform and carry on all kinds of commercial, industrial, trading and financial operations and enterprises.

4.2 [2]To carry on all or any business of paper, box, carton and packing case makers, timber merchants, treating, shaping or otherwise preparing for sale all kinds of wood, wood products and structures or articles made from wood or recycled wood products in whole or in part, growers, manufacturers, importers, exporters, factors, distributors and agents for the sale of and wholesale and retail dealers in wood, wood products, timber, veneers, plywood, mouldings, wooden structures, articles, goods and products of all kinds, hardboard, fibreboard, cardboard, paper, string, rope and packing and wrapping materials of all kinds whether in their raw state or processed, printers, carriers, carting and haulage contractors, carpenters, joiners, woodworkers, general and domestic store keepers and general merchants, traders, factors

[1] Name changed from Hackplimco No. 119 Plc by Certificate of Incorporation on Change of Name dated 17 April 2007.

[2] As amended by Special Resolution dated 1 May 2007.

and agents and to manufacture, repair, buy, sell and deal in all plant machinery, tools, materials, articles and things whatsoever which may conveniently be dealt in by the Company in connection with or ancillary to the said businesses or any of them, or which may be likely to be required by any of the customers of, or persons having dealings with, the Company.

4.3 To carry on any other business or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company hereinbefore or hereinafter authorised or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of the Company's assets or utilising its skills, know-how or expertise.

4.4 To subscribe, underwrite, purchase, or otherwise acquire, and to hold, dispose of, and deal with, any shares or other securities or investments of any nature whatsoever, and any options or rights in respect thereof or interests therein, and to buy and sell foreign exchange.

4.5 To draw, make, accept, endorse, discount, negotiate, execute, and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments or securities.

4.6 To purchase, or otherwise acquire for any estate or interest, any property (real or personal) or assets or any concessions, licences, grants, patents, trade marks, copyrights or other exclusive or non-exclusive rights of any kind and to hold, develop and turn to account and deal with the same in such manner as may be thought fit and to make experiments and tests and to carry on all kinds of research work.

4.7 To build, construct, alter, remove, replace, equip, execute, carry out, improve, work, develop, administer, maintain, manage or control buildings, structures or facilities of all kinds, whether for the purposes of the Company or for sale, letting or hire to or in return for any consideration from any company, firm or person, and to contribute to or assist in or carry out any part of any such operation.

4.8 To amalgamate or enter into partnership or any joint venture or profit/loss-sharing arrangement or other association with any company, firm, person or body.

4.9 To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any company, firm, person or body carrying on any business which the Company is authorised to carry on or possessed of any property suitable for the purposes of the Company.

4.10 To promote, or join in the promotion of, any company, whether or not having objects similar to those of the Company.

4.11 To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgage and charges upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue of debentures, debenture stock or other securities of any description.

4.12 To advance, lend or deposit money or give credit to or with any company, firm or person on such terms as may be thought fit and with or without security.

4.13 To guarantee or give indemnities or provide security, whether by personal covenant or by mortgage or charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by all or any such methods, for the performance of any contracts or obligations, and the payment of capital or principal (together with any premium) and dividends or interest on any shares, debentures or other securities, of

any person, firm or company including (without limiting the generality of the foregoing) any company which is for the time being a holding company of the Company or another subsidiary of any such holding company or is associated with the Company in business.

4.14 To issue any securities which the Company has power to issue for any other purpose by way of security or indemnity or in satisfaction of any liability undertaken or agreed to be undertaken by the Company.

4.15 To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for shares or other securities, whether fully or partly paid up.

4.16 To procure the registration, recognition or incorporation of the Company in or under the laws of any territory outside England.

4.17 To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any purpose which may be considered likely directly or indirectly to further the interests of the Company or of its members.

4.18 (i) To establish and maintain or contribute to any pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any individuals who are or were at any time in the employment or service of the Company or of any associated company, or who are or were at any time directors or officers of the Company or of any associated company, and the wives, widows, families and dependants of any such individuals; to establish and subsidise or subscribe to any institutions, associations, clubs or funds which may be considered likely to benefit any such persons or to further the interests of the Company or of any associated company; and to make payments for or towards the insurance of any such persons.

(ii) To establish and maintain, and to lend or contribute to, any scheme for encouraging or facilitating the holding of shares or debentures or other securities in the Company or any associated company by or for the benefit of its employees or former employees, or those of any associated company, or by or for the benefit of such other persons as may for the time being be permitted by law, or any scheme for sharing profits with its employees or those of its associated companies, and (so far as for the time being permitted by law) to lend money to employees of the Company or of any associated company with a view to enabling them to acquire shares in the Company or any associated company.

(iii) (a) To purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees or auditors of the Company, or of any associated company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any associated company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to the Company or associated company or pension fund; (b) to such extent as may be permitted by law otherwise to indemnify any such person against or from any such liability; and (c) (i) to provide a Director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in Section 337A(2) of that Act and (ii) to do anything to enable a Director to avoid incurring such expenditure.

(iv) In this paragraph 4.17:

(a) an "associated company" is any company (i) which is the Company's holding company or (ii) in which the Company or its holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or (iii) which is in any way allied to or associated with the Company or its holding company or any of the predecessors of the Company or of such holding company, or (iv) which is a subsidiary undertaking of any other associated company; and

(b) "holding company" and "subsidiary undertaking" have the same meanings as in the Companies Act 1985 as amended by the Companies Act 1989.

4.19 To distribute among members of the Company in specie or otherwise, by way of dividend or bonus or by way of reduction of capital, all or any of the property or assets of the Company, or any proceeds of sale or other disposal of any property or assets of the Company, with and subject to any incident authorised, and consent required, by law.

4.20 To do all or any of the things and matters aforesaid in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents, subsidiary companies or otherwise, and either alone or in conjunction with others.

4.21 To do all such other things as may be considered to be incidental or conducive to any of the above objects.

And it is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this Clause (except only if and so far as otherwise expressly provided in any paragraph) shall be separate and distinct objects of the Company and shall not be in any way limited by reference to any other paragraph or the order in which the same occur or the name of the Company.

5 The liability of the members is limited.

6 The Company's share capital is £50,000 divided into 50,000 shares of £1 each.

We, the Subscribers to this Memorandum of Association wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of Shares shown opposite our respective names.

	Names and Addresses of Subscribers	Number of Shares taken by each Subscriber
1	Hackwood Directors Limited One Silk Street London EC2Y 8HQ Jane Egbune ____________________ For and on behalf of Hackwood Directors Limited	One
2	Hackwood Secretaries Limited One Silk Street London EC2Y 8HQ Jane Egbune ____________________ For and on behalf of Hackwood Secretaries Limited	One
	Total Shares Taken:	**Two**

DATED:

Witness to the above Signatures:-

Patricia Shaw

One Silk Street
London
EC2Y 8HQ



287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 06209386

Company Name in full Mondi plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: Building 1, 1st Floor

Aviator Park, Station Road

Post town: Addlestone

County / Region: Surrey Postcode: KT15 2PG

Signed FOR AND ON BEHALF OF ... SECRETARIES **Date** 1/05/2007

† Please delete as appropriate.

†a director/secretary/administrator/administrative receiver/liquidator/receiver manager/receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

HACKWOOD SECRETARIES LIMITED
ONE SILK STREET
LONDON
EC2Y 8HQ

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**



225

Change of accounting reference date

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 06209386

Company Name in full Mondi plc

The accounting reference period ending

Day	Month	Year
3 0	0 4	2 0 0 8

is shortened / ~~extended~~ † so as to end on

Day	Month	Year
3 1	1 2	2 0 0 7

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c, on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area.
4. the form is being submitted by an oversea company.

Signed FOR AND ON BEHALF OF **Date** 1/05/2007

† Please delete as appropriate

† a director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver(Scotland) / person authorised on behalf of an oversea company

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

HACKWOOD SECRETARIES LIMITED
ONE SILK STREET
LONDON
EC2Y 8HQ

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 06209386

Company Name in full Mondi plc

	Day	Month	Year
Date of termination of appointment	01	05	2007

as director [ ] as secretary [✓]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Forename(s): Hackwood Secretaries Limited

Surname:

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed FOR AND ON BEHALF OF HACKWOOD SECRETARIES LIMITED **Date** 1/05/07

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

HACKWOOD SECRETARIES LIMITED
ONE SILK STREET
LONDON
EC2Y 8HQ

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 06209386

Company Name in full Mondi plc

	Day	Month	Year
Date of termination of appointment	01	05	2007

as director ✓ as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title | * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Hackwood Directors Limited

Surname

† Date of Birth Day Month Year

A serving director, secretary etc must sign the form below.

Signed FOR AND ON BEHALF OF HACKWOOD SECRETARIES LIMITED **Date** 01/05/07

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

HACKWOOD SECRETARIES LIMITED
ONE SILK STREET
LONDON
EC2Y 8HQ Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


LFM
GROUP
LASERFORM

117

Please complete in typescript, or in bold black capitals.

CHFP025

Application by a public company for certificate to commence business

Company Number 06209386

Company Name in full Mondi plc

applies for a certificate that it is entitled to do business and exercise borrowing powers, and, for that purpose,

I, Carol Hunt

of 20 Carlton House Terrace
London, SW1Y 5AN

❶ Please delete as appropriate.



❶ [XXXXXXX][the secretary] of the above company do solemnly and sincerely declare that:-

1. the aggregate nominal value of the company's allotted share capital is not less than £50,000
2. the aggregate amount paid up on the allotted share capital of the company at the time of this application is £ 12,501.50
3. the ❶ [estimated] amount of the preliminary expenses of the company is £ NIL

❷ Please insert the name(s) of person(s) by whom expenses paid or payable.

❷

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kate Cooper
Linklaters
One Silk Street
London
EC2Y 8HQ Tel 020 7456 2000
DX number DX10 DX exchange CDE

RECEIVED 2007 MAR 21 A 9:

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House receipt date barcode

[4a. no amount or benefit has been paid or given or is intended to be paid or given to any of the promoters of the company]

❶ XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

❶ Please delete as appropriate.

Promoter No 1;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 2;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 3;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at 151 Station Road Addlestone Surrey KT15 2AT

	Day	Month	Year
on	11	05	2007

❸ Please print name.

before me ❸ GEOFFREY JOHN WARREN

Signed [signature] **Date** 11/5/07

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

G J Warren (Solicitor)
151 Station Road
Addlestone
Surrey
KT15 2AT

Mondi plc
(Company Number 06209386)
(the "Company")

Minutes of a Meeting of the Board of Directors of the Company (the "Board") held at Building 1, 1st Floor, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG

on 10 May 2007 at 11-50 am/pm.

Present	Paul Hollingworth	(in the Chair)
	David Hathorn	
In attendance:	Carol Hunt	(Company Secretary)

Project Magenta Restructuring

1 Quorum

The Chairman noted that a quorum of the board was present and that due notice of the meeting had been given to all Directors of the Company

2 Purpose of the Meeting

The Chairman stated that the purpose of this meeting was to consider and, if thought fit, to approve certain actions in connection with the proposed restructuring of certain companies (the "**Project Magenta Restructuring**") in the Anglo American group (the "**Anglo American Group**"), in particular

(i) to approve the allotment and issue at par, on a partly paid basis on allotment, of 49,998 ordinary shares with a nominal value of £1 each in the Company (the "**Ordinary Shares**") to Michael Sullivan (the "**Allottee**");

(ii) to approve the obtaining of a trading certificate for the Company (the "**Trading Certificate**") for the purposes of Section 117 of the Companies Act 1985 ("**Section 117**"), and

(iii) to approve the appointment of Deloitte and Touche LLP as auditors of the Company

3 Disclosure of Interests

It was noted that those Directors present who are also Directors or shareholders of any company in the Anglo American Group or in any way (whether directly or indirectly) interested in the Tabled Documents (as defined below), the resolutions or the transactions

contemplated thereby disclosed the nature of those interests in accordance with the Company's Articles of Association and the applicable companies acts

4 Documents Tabled or Circulated

The following documents were tabled or were circulated

4.1 a letter from the Allottee to the Company subscribing for the Ordinary Shares on a partly paid basis (the "**Application**") in consideration of an undertaking to pay an amount in cash equal to up to one quarter of the nominal value of the Ordinary Shares to the Company (the "**Undertaking**"),

4.2 A draft "Return of Allotments of Shares" on Form 88(2) for the allotment of the Ordinary Shares to the Allottee ("**Form 88(2)**"); and

4.3 a draft "Application by a public company for certificate to commence business" on Form 117 ("**Form 117**"),

(together the "**Tabled Documents**")

5 Review of Tabled Documents

The Tabled Documents were reviewed by the Directors

6 Chairman's Report

6 1 The Chairman explained that, pursuant to Section 117, it was necessary for the Company to obtain the Trading Certificate in order that it may commence business The Chairman further explained that in order to obtain the Trading Certificate, the Company was required to (i) have a minimum allotted share capital of £50,000 (the "**Minimum Capital Requirement**"), and (ii) deliver Form 117 to the Registrar of Companies

6.2 The Chairman further explained that the Company's current allotted share capital was £2 and that, to satisfy the Minimum Capital Requirement, the Company would allot the Ordinary Shares to the Allottee (the "**Allotment**") pursuant to the Application and the Undertaking

6.3 The Chairman explained that the Ordinary Shares would be allotted to the Allottee, in accordance with the Application, at par as partly paid shares, paid up as to one quarter of their nominal value, the minimum required by the relevant provisions of the Companies Act 1985

7 Resolutions

After due and careful consideration by the Directors **it was resolved that**:

7.1 the Application be accepted;

7.2 the Ordinary Shares be allotted and issued at par on a partly paid basis, as set out below, on the basis of them being paid up on allotment as to one quarter of their nominal value, pursuant to the undertaking to pay cash in respect of such amount contained in the Application

Allottee	No. of Shares
MICHAEL SULLIVAN	49,998

7.3 the Secretary be instructed to complete and sign Form 88(2) for delivery to the Registrar of Companies and to update the register of members of the Company to reflect the Allotment and issue a share certificate in respect of the Ordinary Shares to the Allottee,

7.4 upon and subject to the Ordinary Shares having been allotted and paid up in the manner and to the extent required for compliance with the provisions of Section 117 (or treated as paid up in accordance with Section 738 of the Act) the Secretary be instructed to make the Application to the Registrar of Companies for the issue of the Trading Certificate under Section 117 and to sign the requisite statutory declaration in support of the Application,

7.5 Deloitte & Touche LLP of Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR be appointed Auditors of the Company to hold office until the conclusion of the first General Meeting of the Company at which the requirements mentioned in Section 384 Companies Act 1985 are complied with,

7.6 any Director of the Company or the Secretary (or, in the case of any document to be executed as a deed, any two Directors or any Director and the Secretary) be and is hereby authorised to execute any further documents or notices required to be delivered by the Company pursuant to the Tabled Documents, the Allotment or the Trading Certificate, and to take all such other actions as they consider in their absolute discretion necessary or desirable on behalf of the Company in connection with the Tabled Documents, the Allotment and the Trading Certificate, and

7.7 the Secretary shall arrange to file with the appropriate regulatory authorities and registries all documents for which such filing is required under any law, rule, order or other legislation to which the Company is subject

8 There being no further business, the meeting concluded

Signed
Chairman

Dated 10 May 2007



Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	06209386
Company name in full	Mondi plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	49,998		
Nominal value of each share	£1		
Amount (if any) paid or due on each share (including any share premium)	£1		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Michael Sullivan Address 13c Canonbury Lane, London UK Postcode N1 2AS	Ordinary	49,998
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 10/5/2007

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Kate Cooper
Linklaters
One Silk Street
London EC2Y 8HQ

Tel 0207 456 2000

DX number DX10 DX exchange CDE



coform

288a

2003 MAR 21 A

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 06209386

Company Name in full Mondi plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	05	2007
† Date of Birth	22	04	1960

Appointment as director [x] as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Forename(s): Paul Robert

Surname: Hollingworth

Previous forename(s): Previous surname(s):

Usual residential address: 91 West Hill Road

Post town: London Postcode: SW18 1LE

County / Region: Country: United Kingdom

† Nationality: British † Business occupation: Chief Financial Officer

† Other directorships (additional space next page): Please see attached

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 14/5/2007

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 14/5/2007

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

KATE COOPER
LINKLATERS, ONE SILK STREET, LONDON
EC2Y 8HQ Tel 020 7456 2000
DX number DX10 DX exchange CDE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

† Directors only.

Company Number 06209386

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


coform

288a

companies house form

RECEIVED

2008 MAR 21 A 9:00

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 06209386

Company Name in full Mondi plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	05	2007
† Date of Birth	21	05	1962

Appointment as director: x | as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Mr | * Honours etc:

Forename(s): David Andrew

Surname: Hathorn

Previous forename(s): | Previous surname(s):

Usual residential address: 17B Springhill Road, Riverclub

Post town: Sandton | Postcode: 2146

County / Region: | Country: South Africa

† Nationality: South African | † Business occupation: Chief Executive Officer

† Other directorships (additional space next page): Please see attached

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature [signature] **Date** 14/5/2007

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 14/5/2007

(**a director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

KATE COOPER
LINKLATERS, ONE SILK STREET, LONDON
EC2Y 8HQ Tel 020 7456 2000
DX number DX 10 DX exchange CDE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 06209386

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


coform


Companies House

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 06209386

Company Name in full MONDI plc

	Day	Month	Year
Date of appointment	01	05	2007
†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Forename(s): CAROL ANNE

Surname: HUNT

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [✓]

†† Usual residential address: 20 CARLTON HOUSE TERRACE

Post town: LONDON Postcode: SW1Y 5AN

County / Region: Country: UNITED KINGDOM

†Nationality: BRITISH †Business occupation: CHARTERED SECRETARY

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 14/5/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 14/5/2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

HACKWOOD SECRETARIES LIMITED (JANE EGBUNE)
ONE SILK STREET, LONDON EC2Y 8HQ
Tel 020 7456 2000
DX number DX exchange

Companies House receipt date barcode
This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number: 06209386

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


LFM
GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 06209386

Company Name in full Mondi plc

	Day	Month	Year
Date of appointment	16	05	2007
† Date of Birth	08	04	1942

Appointment form Appointment as director [x] as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Sir *Honours etc:

Forename(s): John

Surname: Parker

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† Kemendine, Court Wood

Post town: Newton Ferrers Postcode: PL8 1BW

County / Region: Devon Country: United Kingdom

† Nationality: British † Business occupation: Company Director

† Other directorships (additional space overleaf): CURRENT APPOINTMENTS: Carnival plc

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 16 May 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 16 May 2007

A07767405 (** ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Kate Cooper
Linklaters
One Silk Street
London
EC2Y 8HQ Tel 020 7456 2000
DX number DX10 DX exchange CDE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 06209386

† Directors only.

† Other directorships

National Grid plc

Peninsula and Oriental Steam Navigation Company

Sir John Parker & Associates Limited

White Ensign Association Limited

[see continuation sheet]

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number	**06209386**
Past appointments of Sir John Parker:	Brambles Industries plc
(held in the last 5 years)	Firth Rixson plc
	GKN Holdings Plc
	GKN Plc
	Lattice Group Plc
	RMC Group Plc
	Rosskarn Limited
	Cemex Investments Limited
	NGT Telecom No. 1 Limited



Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 06209386

Company Name in full MONDI plc

	Day	Month	Year
Date of appointment	16	05	2007
†Date of Birth	04	07	1951

Appointment form

Appointment as director [X] as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title:

*Honours etc:

Forename(s): ANNE CECILE

Surname: QUINN

Previous Forename(s):

Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [✓]

†† Usual residential address: 1 ST JAMES'S SQUARE

Post town: LONDON Postcode: SW1Y 4PD

County / Region: LONDON Country: UNITED KINGDOM

†Nationality: NEW ZEALANDER †Business occupation: GROUP VICE PRESIDENT

†Other directorships (additional space overleaf): THE BOC GROUP plc RESIGNED 5/9/2006

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 16 May 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 16 May 2007

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

KATE COOPER, LINKLATERS
ONE SILK STREET, LONDON
EC2Y 8HQ Tel 020 7456 2000
DX number 10 DX exchange CDE

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number 06209386

† Directors only.

†Other directorships

THE BCC FOUNDATION RESIGNED 5/9/2006

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


LFM
GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 06209386

Company Name in full Mondi plc

	Day	Month	Year		Day	Month	Year
Date of appointment	16	05	2007	† Date of Birth	20	04	1956

Appointment form — Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title: Mr — *Honours etc:

Forename(s): Colin Stephen

Surname: Matthews

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† Brae Cottage, Bute Avenue

Post town: Richmond — Postcode: TW10 7AX

County / Region: Surrey — Country: United Kingdom

† Nationality: British — † Business occupation: Group Chief Executive, Severn Trent PLC

† Other directorships (additional space overleaf): CURRENT APPOINTMENTS: Severn Trent PLC

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 16/5/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 16 May 2007

A07767591 (** ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Kate Cooper
Linklaters
One Silk Street
London
EC2Y 8HQ — Tel 020 7456 2000
DX number DX10 — DX exchange CDE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 06209386

† Directors only.

† Other directorships

Severn Trent Water Limited
Severn Trent Water International (Overseas Holdings) Ltd
Severn Trent Holdings Limited
PAST APPOINTMENTS HELD IN THE LAST 5 YEARS:
[see continuation sheet]

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number	**06209386**
Past directorships of Colin Stephen Matthews	Severn Trent Overseas Holdings Limited
(held in the last 5 years)	Severn Trent Corporate Holdings PLC
	Severn Trent Water Services PLC
	British Airways Pension Trustees Limited
	Lattice Group Plc
	National Grid Gas Holdings Plc
	National Grid Gas Plc
	Kuehne + Nagel Limited
	Hays Plc
	Hays Commercial Services Limited
	Hays Holdings Limited
	Hays Overseas Holdings Limited
	DX Network Services Limited
	Weyside Investments Limited
	Hays Specialist Recruitment (Holdings) Limited
	Lindley Educational Trust Limited
	Biffa Plc
	Prologis (STP) Limited

COMPANIES ACT, 1973 CM 22

(Section 170)

Notice of Registered Office and Postal Address of Company

(To be lodged in duplicate upon incorporation and pric

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

MONDI PLC INCORPORATED IN ENGLAND AND WALES

REGISTRATION NUMBER OF COMPANY	2007/014903/10

Name of company MONDI PLC (INCORPORATED IN ENGLAND AND WALES)

(a) The situation of the registered office and the postal address of the above-mentioned company are as follows:

(i) Registered address 44 MAIN STREET, JOHANNESBURG, 2001, SOUTH AFRICA

(ii) Postal address 44 MAIN STREET, JOHANNESBURG, 2001, SOUTH AFRICA

(b) The date of the intended changes in the address is

(Both addresses must be furnished at all times)

SIGNATURE
(~~Director~~/Secretary/~~Officer~~)

DATE 18 May 2007

The changes take effect on

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -05- 21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

REGISTRAR OF COMPANIES DATE

Name of company MONDI PLC (INCORPORATED IN ENGLAND AND WALES)

Postal Address 44 MAIN STREET, JOHANNESBURG, 2001, SOUTH AFRICA

WWB001

Office use

Data processing

(1) Recorded

Date and initials

(2) Corrections

Date and initials

Date stamp of Companies Registration Office

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973
REPUBLIEK VAN SUID-AFRIKA MAATSKAPPYWET, 1973

Form / Vorm CM27A

NOTICE OF, CONSENT TO APPOINTMENT, CHANGE OF NAME, OR RESIGNATION BY COMPANY SECRETARY OR REMOVAL OF COMPANY SECRETARY

KENNISGEWING VAN TOESTEMMING TOT AANSTELLING, VERANDERING VAN NAAM OF BEDANKING DEUR MAATSKAPPY SEKRETARIS OF ONTSLAG VAN MAATSI
(SECTIONS 268B and 268I – ARTIKELS 268A EN 268I)

MONDI PLC INCORPORATED IN ENGLAND AND WALES
2007/014903/10

Name of company:
Naam van maatskappy: MONDI PLC (INCORPORATED IN ENGLAND AND WALES)

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION
2007 -05- 21

A. Consent/Toestemming

I hereby consent to my appointment as company secretary for the above-named company.
I certify that I am not disqualified in terms of section 268F of the Companies Act, 1973 from being a company secretary.

Ek stem hierby toe tot my aanstelling as maatskappy sekretaris van bogenoemde maatskappy.
Ek sertifiseer dat ek nie ingevolge artikel 268F van die Maatskappywet, 1973 dediskkwalifiseer is om as maatskappy sekretaris aangestel te word nie.

Signed:
Onderteken: [signature]

Date:
Datum: 18 MAY 2007

(To be signed by company secretary personally/Moet persoonlik deur die maatskappy sekretaris onderteken word)

B. Particulars of company secretary/Besonderhede van maatskappy sekretaris

1.	Surname – Name of partnership/body corporate Van – Name van vennootskap/regspersoon	HUNT
2.	Full forenames of person who qualifies Volle voorname van persoon wat kwalifiseer	CAROL ANNE
3.	Former surname and forenames/Vorige van en voorname	LEECH
4.	Identity number or, if not available, date of birth/Registration No. of body corporate Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/Registrasie No. van regspersoon	Year/Jaar 61 Month/Maand 04 Day/Dag 22
5.	Date of appointment/Dag van aanstelling	01.05.07
6.	Residential address/Woonadres	20 CHARLTON HOUSE TERRACE, LONDON, SW1Y 5AN
7.	Business address/Besigheidsadres	BUILDING 1 AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM
8.	Postal address/Posadres	BUILDING 1 AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM
9.	Nationality/Nasionaliteit (If not South African/Indien nie Suid-Afrikaans nie)	BRITISH
10.	Telephone number/Telefoonnommer	+44 1932 82 6366

C. Resignation or removal of company secretary/Bedanking of ontslag van maatskappy sekretaris

The company secretary, particulars of which are stated in part B, has resigned with effect from .... /has been removed from office with effect from .... /Die maatskappy sekretaris, die besonderhede waarvan in deel B vermeld word het met ingang van .... bedank/is met ingang van .... uit sy amp ontslaan.

Date/Datum ____________ Signature/Handtekening ____________
Director/Direkteur/Officer/Beampte

(To be completed by secretary/director/officer, as the case may be, and lodged with the Registrar/Moet deur die maatskappy sekretaris/direkteur/beampte, na gelang van die geval, ingevul en by the Registrateur ingedien word).

Notice of, consent to appointment, change of name or resignation by company secretary or removal of company secretary dated ....
Kennisgewing van toestemming tot aanstelling, verandering van naam of bedanking deur maatskappy sekretaris of ontslag van maatskappy sekretaris gedateer

Name of secretary and company/
Name van sekretaris en maatskappy CAROL ANNE HUNT

Postal address/Posadres:
44 MAIN STREET
JOHANNESBURG
2001, SOUTH AFRICA

WWB001

Return received/Opgawe ontvang

Date stamp of Companies Registration Office/Datumstempel van Registrasiekantoor vir Maatskappye

Invalid if not stamped/Ongeldig indien nie gestempel nie

780310/1/SARAHB - CM 29

CM 29

WWB001

Inhoud van Register van Direkteure, Ouditeure en Beamptes

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973 Sec. 216(2), 276, 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
MONDI PLC INCORPORATED IN ENGLAND AND WALES
2007/014903/10

MONDI PLC (AN EXTERNAL COMPANY REGISTERED
UNDER THE LAWS OF ENGLAND AND WALES)
10 FRICKER ROAD
ILLOVO BOULEVARD
ILLOVO
2196

Opgawe van besonderhede soos oop/
Return of particulars as at ____________

Verklaring/Statement

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -05- 21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Ek, ____________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlike voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1)(b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM27 verkry is.

I, ____________
(name of director or officer)

state that, the written consent of the directors or officers who names appear in this return have been obtained on a duly completed form CM27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director, has been obtained on a form CM27.

Onderteken
Signed [signature]
Datum
Date 18 MAY 2007

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED		PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1.	Van/Surname	HATHORN
2.	Volle voorname/Full forenames	DAVID ANDREW
3.	Vorige van en voorname/Former surname and forenames	NOT APPLICABLE
4.	Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year: 62, Maand/Month: 05, Dag/Day: 21; 6205215098087
5.	(a) Datum van aanstelling/Date of appointment	INCORPORATION
	(b) Betiteling/Designation	DIRECTOR
6.	Woonadres/Residential address	17B SPRINGHILL ROAD, SANDTON, SOUTH AFRICA
7.	Besigheidsadres/Business address	44 MAIN STREET, JOHANNESBURG, 2001
8.	Posadres/Postal address	44 MAIN STREET, JOHANNESBURG, 2001
9.	Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
10.	Beroep/Occupation	CHIEF EXECUTIVE OFFICER
11.	In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12.	Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	

Registrasie No van Maatskappy

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
MONDI PLC INCORPORATED IN ENGLAND AND WALES
2007/014903/10

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS SEE PAGE 1

1.	HOLLINGWORTH
2.	PAUL ROBERT
3.	NOT APPLICABLE
4.	Jaar/Year: 6 0 · Maand/Month: 0 4 · Dag/Day: 2 2
5. (a)	INCORPORATION
(b)	DIRECTOR
6.	91 WEST HILL ROAD, LONDON, SW18, 1LE, UNITED KINGDOM
7.	BUILDING 1 AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM
8.	BUILDING 1 AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM
9.	BRITISH
10.	CHIEF FINANCIAL OFFICER
11.	NO
12.	

1.	
2.	
3.	
4.	Jaar/Year · Maand/Month · Dag/Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Jaar/Year · Maand/Month · Dag/Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Jaar/Year · Maand/Month · Dag/Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Jaar/Year · Maand/Month · Dag/Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Jaar/Year · Maand/Month · Dag/Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

MONDI PLC INCORPORATED IN ENGLAND AND WALES
2007/014903/10

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS SEE PAGE 1

1.	
2.	
3.	
4.	Jaar Year / Maand Month / Dag Day
5.	(a)
	(b)
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Jaar Year / Maand Month / Dag Day
5.	(a)
	(b)
6.	
7.	
8.	
9.	
10.	
11.	
12.	

B. Ouditeur/Auditor

1. Naam/Name
   DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment
   INCORPORATION
3. Aard van verandering in 1 en 2 hierbo en datum/
   Nature of change in 1 and 2 above and date.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -05- 21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappy van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated

Naam van maatskappy
Name of company MONDI PLC (AN EXTERNAL COMPANY REGISTERED UNDER THE LAWS OF ENGLAND AND WALES)

Posadres
Postal address TO BE COLLECTED

WWB001

WWB001

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappy/
Date stamp of companies registration office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/
KEY TO PERSONAL PARTICULARS REQUIRED

PERSOONLIKE B
PERSONAL PART

2007/014903/10

1.	Van/Surname	LAUBSCHER
2.	Volle voorname/Full forenames	PHILIP
3.	Vorige van en voorname/Former surname and forenames	NOT APPLICABLE
4.	Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day
5.	(a) Datum van aanstelling/Date of appointment	INCORPORATION
	(b) Betiteling/Designation	LOCAL OFFICER
6.	Address van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7.	Woonadres/Residential address	44 MAIN STREET, JOHANNESBURG, 2001
8.	Besigheidsadres/Business address	44 MAIN STREET, JOHANNESBURG, 2001
9.	Posadres/Postal address	44 MAIN STREET, JOHANNESBURG, 2001
10.	Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
11.	Beroep/Occupation	LOCAL OFFICER
12.	In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13.	Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	

WWB001

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

FORM CM 31

NOTICE OF, CONSENT TO APPOINTMENT, CHANGE OF NAME, OR RESIGNATION BY AUDITOR OR REMOVAL OF AUDITOR

(SECTIONS 172(3)(c), 269, 271, 273, 276, 277, 278, 280, 322(1)(c) ...

NAME OF COMPANY MONDI PLC (an external company incorporated according to the laws of England and Wales)

MONDI PLC INCORPORATED IN ENGLAND AND WALES
2007/014903/10

*Mark the applicable square in Part I or II

PART I (To be completed by the auditor concerned and to be sent to the company for completion of Part III)

☐ *A. APPOINTMENT:

I DELOITTE & TOUCHE consent to my appointment as auditor of the abovementioned company as from ____________ 2007 and declare that I am not disqualified in terms of section 275 of the Companies Act, 1973 for the appointment.

☐ *B. CHANGE OF NAME:

____________ has with effect from ____________ 2007 changed its name and will in future be known as ____________

Date 18 MAY 2007 Signature: Deloitte & Touche per P M Klob
Auditor

Situation of office: DELOITTE & TOUCHE, WOODLANDS DRIVE, WOODMEAD 2146
Postal address: PRIVATE BAG X6, GALLO MANOR, 2052

PART II (To be completed by the auditor concerned and original to be lodged with Registrar and duplicate to be sent to the company for completion of Part III and lodgement with Registrar)

☐ *C. RESIGNATION:

I ____________ resign as auditor of the abovementioned company and declare that –

(a) as at the date of this notice I have no reason to believe that in the conduct of the affairs of the company a material irregularity has taken place, or is taking place which has caused or is likely to cause financial loss to the company or any of its members or creditors;

(b) I reported a material irregularity to the Public Accountants' and Auditors" Board on ____________ in terms of the Public Accountants' and Auditors' Act, 1951.

(Note: This resignation shall take effect on the date upon which another auditor is appointed in terms of section 280(3) and (4) of the Companies Act, 1973)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2007-05-21 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Date ____________ 2007 Signature: ____________
Auditor

PART III (To be completed by company concerned and lodged with Registrar)

D. STATEMENT:

The auditor of the abovementioned company was removed/not reappointed in terms of section 277/278 of the Companies Act, 1973 on ____________ 2007 The vacation of office/particulars pertaining to the matters reflected in Part I/II have been entered in the register in compliance with section 215 of the Companies Act, 1973.

Date ____________ 2007 Signature: ____________
Director/Officer

(To be completed by the auditor or company concerned with the Registrar)

NOTICE RELATING TO A CHANGE IN RESPECT OF AN AUDITOR DATED ____________ 2007

Name of auditor/company: MONDI PLC (AN EXTERNAL COMPANY ...

Postal Address: TO BE COLLECTED
WWB001

Return received
Date stamp of Companies Registration Office
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2007-05-21 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION
Invalid if not stamped

WWB
780302/1/SARAHB - CM31
18/5/2007

REPUBLIC OF SOUTH AFRICA

Form CM 37

NOTICE OF PERSON AUTHORISED TO ACCEPT SERVICE ON BEHALF OF EXTERNAL COMPANY

(Sections 322 (1)(g), 326 (3))


MONDI PLC INCORPORATED IN ENGLAND AND WALES
2007/014903/10

Name of Company MONDI PLC (Incorporated acc ... laws of England and Wales)

Notice is hereby given that the person mentioned below is authorised to accept service on behalf of the company:

(a) Surname LAUBSCHER Full forenames PHILIP

RESIDENTIAL ADDRESS	BUSINESS ADDRESS	POSTAL ADDRESS
55 MARSHALL STREET	55 MARSHALL STREET	PO BOX 61101
JOHANNESBURG	JOHANNESBURG	MARSHALLTOWN 2107 JOHANNESBURG
2001	2001	2107
SOUTH AFRICA	SOUTH AFRICA	SOUTH AFRICA

(b) The above-mentioned person is no longer authorised to accept service on behalf of the company, but the person who is mentioned below is now authorised to do so:

Surname ________ Full forenames ________

RESIDENTIAL ADDRESS	BUSINESS ADDRESS	POSTAL ADDRESS

with effect from ________ 2007

*Delete whichever is not applicable.

Rubber stamp of company, if any, or of secretaries.

Date 16 MAY 2007

Signature [signature]

Director/Manager/Secretary

To be completed by company

Notice of person authorized to accept service for external company, dated

Name of company

WWB001

Postal address TO BE COLLECTED

WWB001

Notice Received

Registrar of Companies

Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies

WWB
779616/1/SARAHB - CM37
16/05/2007

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

FORM CM 49

Certificate of Registration of Memorandum of External Company

(Section 322(2))


MONDI PLC INCORPORATED IN ENGLAND AND WALES
2007/014903/10

I hereby certify that

MONDI PLC (Incorporated according to the laws of England and Wales)

which has been incorporated in England and Wales

according to the laws of England and Wales

having lodged its memorandum with me, has this day been registered as an external company in the Republic of South Africa

Signed and sealed at Pretoria this

22 day of MAY

Two Thousand and Seven

Registrar of Companies

Seal of Companies Registration Office

Not valid unless sealed by the seal of the Companies Registration Office.


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 23/05/2007

Our Reference: 16570614
Box: **88975**
Sequence: **5**

WEBBER WENTZEL BOWENS
Basket: WWB001

RE: Application to Register Company

We have received a CM49 from you dated 21/05/2007.

The Company 'MONDI PLC INCORPORATED IN ENGLAND AND WALES' was successfully registered on our database on 22/05/2007. Your reference number will be 2007/014903/10.

Note:

The lodged copy of this company's memorandum and articles of association has been accepted as a properly notarially certified copy and has accordingly been endorsed with the company registration particulars.

Yours truly

Registrar of Companies

JBT JBT

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, May 23, 2007 03:30
Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**2007 / 014903 / 10**
Enterprise Name	**MONDI PLC INCORPORATED IN ENGLAND AND WALES**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**22/05/2007**
Business Start Date	**22/05/2007**
Enterprise Type	**External Company**
Enterprise Status	**In Business**
Financial year end	**April**
Main Business/Main Object	**CARRY THE BUSINESS OF A HOLDING COMPANY IN ALL ITS BRANCHES AND FOR THAT PURPOSE TO ACQUIRE**
Postal address	**44 MAIN STREET** **JOHANNESBURG** **2001**
Address of registered office	**44 MAIN STREET** **JOHANNESBURG** **2001**



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, May 23, 2007 03:30
Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**2007 / 014903 / 10**
Enterprise Name	**MONDI PLC INCORPORATED IN ENGLAND AND WALES**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
HUNT, CAROL ANNE	610422	Company Secretary (Natural Person)	22/05/2007	Postal: BUILDING 1 AVIATOR PARK, STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM, 0000 Residential: 20 CARLTON HOUSE TERRACE, LONDON, SW1Y 5AN, 0000
LAUBSCHER, PHILIP ALBERT	5511185026086	Officer	22/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 44 MAIN STREET, JOHANNESBURG, 2001
LAUBSCHER, PHILIP		Representative	22/05/2007	Postal: P O BOX 61101, MARSHALLTOWN, JOHANNESBURG, 2107 Residential: 55 MARSHALL STREET, JOHANNESBURG, 2001
HOLLINGWORTH, PAUL ROBERT	6004220000000	Director	22/05/2007	Postal: BUILDING 1 AVIATOR PARK, STATION ROAD, ADDLESTONE SURREY, KT15 2PG UNITED KINGDOM, 0000 Residential: 91 WEST HILL ROAD, LONDON, SW18 1LE. UNITED KINGDOM, 0000
HATHORN, DAVID ANDREW	6205215098087	Director	22/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 17B SPRINGHILL ROAD, SANDTON, 2146



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile



LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 06209386

Company Name in full Mondi plc

	Day	Month	Year		Day	Month	Year
Date of appointment	16	05	2007	† Date of Birth	16	05	1963

Appointment form

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: — *Honours etc: —

Forename(s): Imogen

Surname: Mkhize

Previous Forename(s): — Previous Surname(s): —

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 6 Kerhode Place

Post town: Durban — Postcode: North 4051

County / Region: Durban — Country: South Africa

† Nationality: South African — † Business occupation: Company Director

† Other directorships (additional space overleaf):

I consent to act as ** director / XXXXXXX of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature] **Date** 24/5/07

A director, secretary etc must sign the form below.

Signed [signature] **Date** 25/5/2007

(** ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

A07793011

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Kate Cooper
Linklaters
One Silk Street
London
EC2Y 8HQ Tel 020 7456 2000
DX number DX10 DX exchange CDE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 6/02

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


LFM
GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 06209386

Company Name in full Mondi plc

	Day	Month	Year		Day	Month	Year
Date of appointment	16	05	2007	† Date of Birth	17	11	1952

Appointment form Appointment as director [X] as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Matamela Cyril

Surname: Ramaphosa

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: Postnet Suite 167, Private Bag X9924

Post town: Sandton Postcode: 2146

County / Region: Sandton Country: South Africa

† Nationality: South African † Business occupation: Company Director

† Other directorships (additional space overleaf): Sabmiller Plc

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 24/05/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 25/5/2007

A07767292

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Kate Cooper
Linklaters
One Silk Street
London
EC2Y 8HQ Tel 020 7456 2000
DX number DX10 DX exchange CDE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 06209386

† Directors only.

† Other directorships

Commonwealth Business Council Limited

Alexander Forbes Group (Proprietary) Limited

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

No 6209386

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Resolutions

of

Mondi plc

At an Extraordinary General Meeting of Mondi plc (the "Company") duly convened and held on 28 May 2007 the following resolution was duly passed as an Ordinary Resolution

Ordinary Resolution

1 THAT the authorised share capital of the Company be increased from £50,000 to €3,550,000,004 and £50,000 by the creation of 1,750,000,000 MPLC Ordinary Shares of €2 each, 25,000,000 MPLC Special Converting Shares of €2 each, one UK DAS Share of €1, one UK DAN Share of €1, one MPLC Special Rights Share of €1 and one MPLC Special Voting Share of €1, each such class of shares having the rights set out in the Articles of Association of the Company proposed to be adopted pursuant to Resolution 4

At an Extraordinary General Meeting of the Company duly convened and held on 28 May 2007 the following resolutions were duly passed as Special Resolutions

Special Resolutions

2 THAT:

(a) the 49,998 partly paid sterling ordinary shares of £1 each in the Company allotted and issued to Michael Sullivan on 10 May 2007 be redesignated as 5 per cent cumulative preference shares of £1 each, having the rights as set out in the Articles of Association of the Company proposed to be adopted pursuant to Resolution 4, and

(b) the two fully paid sterling ordinary shares of £1 each in the Company allotted and issued to Michael Sullivan and Clodagh Hayes respectively on 1 May 2007 be redesignated as special ordinary shares having the rights set out in the Articles of Association of the Company proposed to be adopted pursuant to Resolution 4

3 THAT without prejudice and in addition to any authority contained in the Company's Articles of Association (whether at present or following the adoption of new Articles of Association of the Company proposed to be adopted pursuant to Resolution 4)

(a) the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 (the "**Act**"), to exercise all

or any powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of €3,000,000,000 for a period expiring on 6 July 2007 and thereafter up to an aggregate nominal amount of €30,000,000 for a period expiring (unless previously renewed, varied or revoked) at the conclusion of the annual general meeting of the Company falling in 2008 (in each case on terms that, during such period, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot relevant securities in pursuance of such an offer or agreement as if such authority had not expired) and all previous authorities granted to the Directors pursuant to Section 80 of the Act be revoked without prejudice to any allotments made or agreed to be made pursuant to the terms of such authorities, and

(b) the Directors be empowered, pursuant to Section 95 of the Act, to allot equity securities (within the meaning of Section 94(2) of the Act) wholly for cash pursuant to and for the period of the authorities described in (a) above as if Section 89(1) of the Act did not apply to any such allotment (on terms that the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority for a period expiring (unless previously renewed, varied or revoked) at the conclusion of the annual general meeting of the Company falling in 2008 provided that such power is limited to (A) the allotment of equity securities in connection with a "rights issue" (as such term is defined in the Articles of Association of the Company proposed to be adopted pursuant to Resolution 4), and (B) the allotment (otherwise than as described in (A) above) of equity securities for cash up to an aggregate nominal amount of €3,695,000

4 THAT the regulations contained in the print of the Articles of Association tabled at the meeting and for the purpose of identification signed by the Chairman of the meeting be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association

5 THAT:

5.1 Subject to the Conditions

(a) the capital of the Company be reduced by

(i) cancelling paid up capital to the extent of €1 95 on each of the Issued Ordinary Shares,

(ii) repaying to the holders of the Issued Ordinary Shares an amount equal to the Capital Repayment Reduction Amount in respect of each Issued Ordinary Share held by them, Provided that such repayment shall not be paid in cash but shall be effected by the Company (x) transferring or procuring that there is transferred or issued to the holders of the Issued Ordinary Shares one Mondi Limited Ordinary Share for every ten Issued Ordinary Shares held, and (y) paying the South African stamp duty or South African uncertificated securities tax payable in respect of any such transfer provided further that the Directors be and are hereby authorised to exercise

the powers conferred on them by Article 12 of the Articles of Association of the Company

(a) to transfer or procure the transfer or issue of the Mondi Limited Ordinary Shares or any of them to which any holder or holders of Issued Ordinary Shares become entitled pursuant to such reduction of capital to any nominee for such holder or holders on such terms as to the holding of the same by such nominee as the Directors shall consider appropriate, and

(b) where such repayment would result in any holder of Issued Ordinary Shares being entitled to a fraction of a Mondi Limited Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a Mondi Limited Ordinary Share to which other holders of Issued Ordinary Shares may be entitled and the Directors be and are hereby authorised to sell (or appoint any other person to sell) to any person, on behalf of the relevant holders of Issued Ordinary Shares, all the Mondi Limited Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant holders of Issued Ordinary Shares entitled thereto (save that any fraction of a penny or cent (as the case may require) which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of the Company) and that any Director (or any person appointed by the Directors) shall be and is hereby authorised to do all acts and things the Directors consider necessary or expedient to effect the transfer or issue of such Mondi Limited Ordinary Shares to, or in accordance with the directions of, any buyer of such Mondi Limited Ordinary Shares, and

(c) if the Directors deem necessary or expedient in relation to legal, regulatory or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, for the sale for the best price reasonably obtainable of any such Mondi Limited Ordinary Shares to which any holder of Issued Ordinary Shares affected by such laws or requirements would otherwise be entitled and the distribution of the net proceeds of sale in due proportion among those holders,

(iii) reducing the nominal amount of each of the Issued Ordinary Shares from €2 00 to €0 05,

(b) forthwith upon the above reduction of capital taking effect and conditional on the same

(i) all the Post-reduction Issued Ordinary Shares shall be consolidated into new ordinary shares of €0 20 each in the capital of the Company (the "**New Ordinary Shares**"), provided that, where such consolidation results in any member being entitled to a fraction of a New Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a New Ordinary Share to which other members of the Company may be entitled and the Directors be and are hereby authorised to sell (or appoint any other

person to sell) to any person, on behalf of the relevant members, all the New Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto (save that any fraction of a penny or cent (as the case may require) which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of the Company) and that any Director (or any person appointed by the Directors) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant members and to do all acts and things the Directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of such shares,

(ii) each of the Authorised But Unissued Ordinary Shares each in the capital of the Company be and is hereby sub-divided into 10 Ordinary Shares of €0 20 each,

(iii) each of the Authorised But Unissued Special Converting Shares in the capital of the Company be and is hereby sub-divided into 10 Special Converting Shares of €0 20 each,

5.2 For the purposes of this Resolution 5

"Authorised But Unissued Ordinary Shares" means Ordinary Shares of €2 00 each in the capital of the Company which are authorised but unissued at 10 00 a m on the Order Date,

"Authorised But Unissued Special Converting Shares" means Special Converting Shares of €2 00 each in the capital of the Company which are authorised but unissued at 10 00 a m on the Order Date,

"Authorised But Unissued Shares" means the Authorised But Unissued Ordinary Shares and the Authorised But Unissued Special Converting Shares,

"Capital Repayment Reduction Amount" means an amount equal to the Transfer Amount divided by the number of Issued Ordinary Shares,

"Conditions" means

(i) the approval of the reduction of capital contemplated by this Resolution by a special resolution of Anglo American plc,

(ii) the approval of the consolidation of Issued Ordinary Shares and the sub-division of the Authorised But Unissued Shares contemplated by this Resolution by a special resolution of Anglo American plc,

(iii) the payment of the Demerger Dividend and the Company issuing the Initial Ordinary Shares required to be issued pursuant thereto, and

(iv) the passing of the Directors' Resolution,

"Circular" means the Circular proposed to be dated on or around 1 June 2007 and to be sent to the holders of shares in Anglo American plc, a draft of which has been produced to this meeting,

"Demerger Dividend" means the special dividend in specie proposed to be paid to Shareholders by Anglo American plc to effect the distribution to Shareholders of the Ordinary Shares and described in the Circular,

"Directors' Resolution" means a resolution of the Directors of the Company (or a duly authorised committee of the Board of Directors of the Company) passed after the payment of the Demerger Dividend, to the effect that it is in the best interests of the Company to proceed with the Reduction of Capital,

"Initial Ordinary Shares" means ordinary shares of €2 00 each in the capital of the Company,

"Issued Ordinary Shares" means Ordinary Shares in issue at the time when the Directors' Resolution is passed (including any Ordinary Shares issued pursuant to the payment of the Demerger Dividend),

"Mondi Limited" means Mondi Limited (formerly Mondi South Africa Limited), a company incorporated under the laws of the Republic of South Africa,

"Mondi Limited Ordinary Share" means an ordinary share of ZAR0 20 in the capital of Mondi Limited and shall include a right to be issued such a share,

"Order Date" means the date on which an order is made confirming the reduction of capital contemplated by this Resolution, or, if later, the date on which such order is expressed to take effect,

"Ordinary Shares" means ordinary shares of whatever nominal amount from time to time in the capital of the Company,

"Post-reduction Issued Ordinary Shares" means the Ordinary Shares of €0 05 each in issue upon the reduction of capital contemplated by this Resolution taking effect,

"Reduction of Capital" means the reduction of capital of the Company contemplated by this Resolution,

"Shareholders" means the holders of the ordinary shares in Anglo American plc,

"Transfer Amount" means the amount which the Directors of the Company shall, by resolution passed prior to or at the same time as the passing of the Directors' Resolution, select,

"ZAR" means the lawful currency of the Republic of South Africa,

5.3 If this Resolution 5 shall not have become unconditional on or before 6 July 2007 or if the Transfer Amount shall not have been determined on or before that date, this Resolution 5 shall lapse

6 THAT the Directors be authorised, pursuant to Section 166 of the Act, to make market purchases of MPLC Ordinary Shares (as such term is defined in the Articles of Association of the Company proposed to be adopted pursuant to Resolution 4) on behalf of the Company subject to the following conditions

(i) the maximum number of shares which may be purchased under the authority is 36,000,000 MPLC Ordinary Shares of €0 20 each,

(ii) the maximum price at which the shares may be purchased (exclusive of expenses) is the higher of an amount equal to 105 per cent of the average of the closing

prices as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the shares are contracted to be purchased and the amount stipulated by Article 5(1) of the Buyback and Stabilisation Regulations 2003 and the minimum price is €0 20 per share exclusive of expenses, and

(iii) the authority to purchase expires at the conclusion of the annual general meeting of the Company falling in 2008 provided that any contract for the purchase of any shares concluded before the expiry of such authority may be executed wholly or partly after such authority expires

Company Secretary

Carol Hunt

Company Secretary

Mondi plc

Building 1

Aviator Park

Station Road

Addlestone

Surrey KTI5 2PG

United Kingdom

No. 6209386



COMPANY LIMITED BY SHARES

Mondi plc

Articles of Association

(Adopted by Special Resolution passed on 28 May 2007)

Linklaters

Linklaters LLP
One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref Michael Sullivan

The Companies Act 1985

Company Limited by Shares

Articles of Association

Adopted by Special Resolution passed on 28 May 2007

of

Mondi plc

Preliminary

1 Table A not to apply

The regulations in Table A in The Companies (Tables A to F) Regulations 1985 as in force at the date of the incorporation of the Company shall not apply to the Company.

2 Interpretation

In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

"Action" Any distribution or any action occurring after the Effective Time and affecting the amount or nature of or economic benefit derived from issued equity share capital including any cash dividend, distribution *in specie*, rights issue, bonus issue or capitalisation issue, repayment or reduction of capital, sub-division or consolidation, share buy-back or amendment of the rights of any shares or a series of one or more of such actions, but excluding:

(a) any change in the Equalisation Ratio;

(b) the Initial PLC Reduction of Capital; and

(c) the Initial PLC Share Consolidation.

"Anglo Demerger Dividend" The special dividend in specie proposed to be paid or paid to the holders of ordinary shares of Anglo American plc to effect the distribution to such shareholder of PLC Ordinary Shares in connection with the demerger of the PLC Group and the Limited Group from Anglo American plc.

"Applicable Regulation"

(a) Applicable law and regulations, including, without limitation, the requirements of the UK City Code on Takeovers and Mergers, and the South African Securities Regulation Code on Takeovers and Mergers; and

(b) directives, notices or requirements of any Governmental Agency having jurisdiction over the Company or Limited, as the case may be; and

(c) the rules, regulations, and guidelines of:

(i) any stock exchange on which either the PLC Ordinary Shares or the Limited Ordinary Shares are listed or quoted, as the case may be;

(ii) any other body with which entities with securities listed or quoted, as the case may be, on such exchanges customarily comply,

but, if not having the force of law, only if compliance with such directives, notices, requirements, rules, regulations or guidelines is in accordance with the general practice of persons to whom they are intended to apply, in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable, in particular situations or generally, to the Company or, as the case may be, to Limited.

"Article" or **"the Articles"** — An article or the Articles of Association of the Company from time to time in force.

"Associated Company" — Any person:

(a) in which Limited or any of its Subsidiaries holds a long term investment; and

(b) over which Limited or any of its Subsidiaries has the ability to exercise a significant influence.

"Board" — All or some of the Directors from time to time acting as a board or a duly appointed committee of the board.

"Board of Limited" — All or some of the directors of Limited from time to time acting as a board or a duly appointed committee of the board.

"Business Day" — A day on which banks are ordinarily open for business in both London and Johannesburg, excluding Saturdays, Sundays and official public or bank holidays in the United Kingdom and South Africa.

"Class Rights Action" — Any of the actions listed in Article 64.1.

"Combined Group" — The Limited Group and the PLC Group.

"Constitution" — In relation to:

(a) the Company, its Memorandum of Association and these Articles; and

(b) Limited, the Limited Memorandum and Articles.

"Company" — Mondi plc

"Conversion Date" — The time and date of termination of the Sharing Agreement in accordance with its terms.

"CREST Regulations" — The Uncertificated Securities Regulations 2001 (as amended from time to time).

"**Directors**" or "**Director**"	The persons appointed or elected to the office of Director of the Company in accordance with these Articles from time to time, or any one of them as the context may indicate.
"**DLC Agreements**"	The Sharing Agreement, the Voting Agreement, the UK DAT Deeds, the SA DAT Deeds and the SCS Deeds.
"**Effective Time**"	The point in time at which the Sharing Agreement, having been executed by the parties thereto, becomes effective in accordance with its terms.
"**Equalisation Fraction**"	The Equalisation Ratio expressed as a fraction with the numerator being the number relating to the Limited Ordinary Shares and the denominator being the number relating to the PLC Ordinary Shares.
"**Equalisation Ratio**"	The ratio for the time being of (a) the dividend, capital and in relation to Joint Electorate Actions voting rights per Limited Ordinary Share to (b) the dividend, capital and in relation to Joint Electorate Actions voting rights per PLC Ordinary Share in the Combined Group, which at the date of adoption of these articles is 1:1.
"**Excess Shares**"	Has the meaning given to it in Article 72.1(b)(ii).
"**Excess Shares Trust**"	Any trust established by the Company for the purposes of holding the Excess Shares (and any property, rights or interests derived therefrom) on trust for the benefit of such charities as the Excess Shares Trustee thinks fit.
"**Excess Shares Trustee**"	The body corporate or other person for the time being appointed by the Company as trustee of the Excess Shares Trust.
"**General Meeting**"	Includes both a general meeting, whether an Extraordinary General Meeting or the Annual General Meeting, and a meeting of the holders of any class of shares of the Company.
"**Governmental Agency**"	Any government or representative of a government or any governmental, semi-governmental, supra-national, provincial, statutory, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity or trade agency, and shall include competition authorities, the UK Panel on Takeovers and Mergers, the London Stock Exchange, the Financial Services Authority (including the UK Listing Authority), the South African Securities Regulation Panel, the JSE, the South African Reserve Bank and the South African Financial Services Board.
"**Group**"	In relation to Limited, the Limited Group and, in relation to the Company, the PLC Group as the context requires.
"**Initial Action**"	Has the meaning given to such expression in the definition of Matching Action.

"Initial PLC Share Consolidation"	The consolidation of the PLC Ordinary Shares proposed to be effected at or around the Effective Time as described in the Prospectus
"Initial PLC Reduction of Capital"	The reduction in the share capital of the Company proposed to be effected at or around the Effective Time as described in the Prospectus.
"in writing"	Written or produced by any substitute for writing (including anything in electronic form).
"Joint Electorate Action"	Any of the matters listed in Article 65.1 other than any matter which the Board and the Board of Limited have from time to time agreed will be treated as a Class Rights Action.
"JSE"	JSE Limited (formerly the JSE Securities Exchange South Africa), registration number 2005/022939/06, a public company incorporated in South Africa, licensed as a securities exchange in terms of the (South African) Securities Services Act, 36 of 2004.
"JSE Listing Rules"	The Listing Rules of the JSE.
"Joint Chairman"	Either joint chairman appointed in accordance with Article 98 and Joint Chairmen shall mean both of them.
"Limited"	Mondi Limited a company incorporated in South Africa with registration number 1967/013038/06.
"Limited Disenfranchised Shares"	Has the meaning given to it in the Limited Memorandum and Articles of Association.
"Limited Entrenched Provision"	Has the meaning given to it in the Limited Memorandum and Articles of Association.
"Limited Group"	Limited, its Subsidiaries and Associated Companies from time to time and "a member of the Limited Group" means any one of them.
"Limited Memorandum and Articles"	The Memorandum and Articles of Association of Limited.
"Limited Ordinary Shares"	The ordinary shares in the capital of Limited from time to time.
"Limited Special Converting Shares"	The special converting shares in the capital of Limited issued to SA Trust Co having the rights described in the Limited Memorandum and Articles.
"LSE"	London Stock Exchange plc.

"Matching Action"	In relation to an Action in respect of the holders of PLC Ordinary Shares or the holders of the Limited Ordinary Shares (the "**Initial Action**"), an Action in respect of the holders of Ordinary Shares in the other company which the Boards of Limited and PLC resolve has as far as practicable an economic effect on the holders of the Ordinary Shares of such other company equivalent, but not necessarily identical, to the economic effect of the Initial Action on the holders of Ordinary Shares of the company undertaking the Initial Action.
"month"	Calendar month.
"NSA Shareholders"	In relation to: (a) Limited, those registered holders of Limited Ordinary Shares in respect of whom Limited has received a valid declaration of non-South African residence; and (b) the Company, the registered holders of PLC Ordinary Shares other than those who are registered on the SA Branch Register.
"Office"	The registered office of the Company for the time being.
"Officer"	Includes a Director and the Secretary, but shall not include an auditor.
"Official List"	The official list maintained by the UK Listing Authority.
"Operator"	CRESTCo Limited or such other person as may for the time being be approved by HMRC as Operator under the CREST Regulations.
"Operator-instruction"	A properly authenticated dematerialised instruction attributable to the Operator.
"Ordinary Shares"	In relation to: (a) the Company, the PLC Ordinary Shares; and (b) Limited, the Limited Ordinary Shares.
"paid"	Paid or credited as paid.
"Parallel General Meeting"	In relation to the Company or Limited, the general meeting of the shareholders of that company which is most nearly, or is actually, contemporaneous with the general meeting of the shareholders of the other company and at which some or all of the same matters or some or all equivalent matters are to be considered.
"Participating Security"	A security title to units of which is permitted by the Operator to be transferred by means of a Relevant System.
"PLC Disenfranchised Shares"	All shares which are at the relevant time default shares for the purposes of Article 69.2(a).

"PLC Entrenched Provision"

(a) The definitions in this Article 2 of "Action", "Applicable Regulation", "Associated Company", "Board of Limited", "Class Rights Action", "Combined Group", "Constitution", "Conversion Date", "DLC Agreements", "Effective Time", "Equalisation Fraction", "Equalisation Ratio", "Excess Shares", "Governmental Agency", "Group", "Initial Action", "Initial PLC Share Capitalisation", "Initial PLC Reduction of Capital", "Joint Electorate Action", "Limited", "Limited Disenfranchised Shares" "Limited Entrenched Provision", "Limited Group", "Limited Memorandum and Articles", "Limited Ordinary Shares", "Limited Special Converting Shares", "Matching Action, "NSA Shareholders", "Ordinary Shares", "Parallel General Meeting", "PLC Disenfranchised Shares", "PLC Entrenched Provision", "PLC Equivalent Number", "PLC Group", "PLC Ordinary Shares", "PLC Special Converting Shares", "PLC Special Rights Share", "PLC Special Voting Share", "Required Majority", "SA Branch Register", "SA DAN Share", "SA DANT", "SA DAS Share", "SA DAST", "SA DAT Deeds", "SA Shareholders", "SA Trust Co", "SCS Deeds", "Sharing Agreement", "Subsidiary", "Subsidiary Undertakings", "UK DAN Share", "UK DANT", "UK DAS Share", "UK DAST", "UK Trust Co", "Voting Agreement";

(b) Article 4 (PLC Special Converting Shares);

(c) Article 5 (PLC Special Rights Share)

(d) Article 6 (Income and Capital Rights);

(e) Article 7 (Redemption of Shares);

(f) Article 13 (Rights attaching to shares on issue);

(g) Article 14.5(b) (Definition of "rights issue");

(h) Article 36 (Manner of variation of rights);

(i) Article 40.5 (Right to refuse to register transfer of PLC Special Rights Share etc);

(j) Articles 60.1, 60.2 (d) and 60.4 (Demand for poll);

(k) Article 63.2 (Timing of poll on which the holder of the Special Voting Share is entitled to vote);

(l) Article 64 (Class Rights Actions);

(m) Article 65 (Joint Electorate Actions);

(n) Article 66 (Votes attaching to shares);

(o) Article 72 (Shareholding limits);

(p) Article 75.3 (Deposit of form of proxy by the holder of the PLC Special Voting Share);

(q) Article 89 (Retirement at Annual General Meetings);

(r) Article 92 (Nomination of Director for election);

(s) Article 93 (Election or appointment of additional Director);

(t) Article 94 (Vacation of office);

(u) Article 95 (Removal of Director);

(v) Article 109 (Powers and obligations in relation to the DLC Agreements);

(w) Article 130 (Unclaimed dividend) the second sentence thereof; and

(x) Articles 132.2 and 132.3 (Capitalisation of profits and reserves).

"PLC Equivalent Number" In relation to the PLC Special Converting Shares, such number as equals the number of Limited Ordinary Shares then in issue multiplied by the Equalisation Fraction then applicable.

"PLC Group" The Company and its Subsidiary Undertakings from time to time and "a member of the PLC Group" means any one of them.

"PLC Ordinary Shares" The ordinary shares in the capital of the Company from time to time.

"PLC Special Converting Shares" The special converting shares in the capital of the Company to be allotted and issued to UK Trust Co, having the rights set out in these Articles.

"PLC Special Rights Share" The share to be used at the discretion of the Directors to capitalise reserves in order to issue additional PLC Special Converting Shares.

"PLC Special Voting Share" The special voting share in the capital of the Company to be allotted and issued to UK Trust Co, having the rights set out in these Articles.

"Prospectus" The prospectus dated on or around 1 June 2007 relating to:

(i) the admission of the PLC Ordinary Shares to the Official List and to trading on the LSE and to listing on the JSE; and

(ii) the listing of the Limited Ordinary Shares on the JSE.

"Register" The register of members of the Company.

"Relevant System" A computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the CREST Regulations.

"Required Majority" Has the meaning given to it in Article 64.2.

"rights issue" Has the meaning given to it in Article 14.5(b).

"SA Branch Register"	The overseas branch register to be established in South Africa by the Company for the purposes of registering the shareholdings of members with a registered address is South Africa.
"SA Companies Act"	Companies Act, No.61 of 1973 of the Republic of South Africa.
"SA DAN Share"	The dividend access share to be allotted and issued by Limited to SA Trust Co for the benefit of NSA Shareholders of PLC.
"SA DANT"	The trust to be constituted by SA Trust Co of the SA DAN Share for the benefit of the NSA Shareholders of PLC.
"SA DAS Share"	The dividend access share to be allotted and issued by Limited to SA Trust Co for the benefit of SA Shareholders of PLC.
"SA DAST"	The trust to be constituted by SA Trust Co of the SA DAS Share for the benefit of the SA Shareholders of PLC.
"SA DAT Deeds"	The declarations of trust constituting the SA DANT and the SA DAST, as amended from time to time.
"SA Shareholders"	In relation to: (a) Limited, the registered holders of Limited Ordinary Shares other than those in respect of whom Limited has received a valid declaration of non-South African residence; and (b) the Company, the holders of PLC Ordinary Shares who are registered on the SA Branch Register.
"SA Trust Co"	Mondi SSC (SA) (Proprietary) Limited or such other name as the South African Registrar of Companies may approve), a limited liability company incorporated in South Africa with registration number 2007/011747/07 or such other entity as replaces SA Trust Co. from time to time.
"SCS Deeds"	The two declarations of trust relating respectively to the trusts established for purpose of holding the Limited Special Converting Shares and the PLC Special Converting Shares, as amended from time to time.
"Secretary"	The Secretary of the Company, including any person appointed by the Directors to perform any of the duties of the Secretary, including but not limited to, a joint assistant or deputy secretary.
"Sharing Agreement"	The DLC Structure Sharing Agreement made between the Company and Limited, as amended from time to time.
"South Africa"	The Republic of South Africa.
"Statutes"	The Companies Acts, the CREST Regulations and every other enactment for the time being in force concerning companies and affecting the Company.
"Subsidiary"	In relation to:

	(a) the Company, a "subsidiary" as that term is defined in Section 736 of the Act; and
	(b) Limited, a "subsidiary" as that term is defined in Section 1(3) of the SA Companies Act.
"Subsidiary Undertakings"	A "subsidiary undertaking" as that term is defined in Section 258 of the Companies Act 1985.
"Substantive Resolutions"	All resolutions other than resolutions of a procedural nature.
"these Articles"	These Articles of Association as from time to time altered.
"Transfer Office"	The place where the Register, including for the avoidance of doubt, the SA Branch Register and any other overseas branch register of the Company, is situate for the time being.
"UK DAN Share"	The dividend access share to be allotted and issued by PLC to UK Trust Co for the benefit of NSA Shareholders of Limited.
"UK DANT"	The trust to be constituted by UK Trust Co of the UK DAN Share for the benefit of the NSA Shareholders of Limited.
"UK DAS Share"	The dividend access share to be allotted and issued by PLC to UK Trust Co for the benefit of SA Shareholders of Limited.
"UK DAST"	The trust to be constituted by UK Trust Co of the UK DAS Share for the benefit of the SA Shareholders of Limited.
"UK DAT Deeds"	The declarations of trust constituting the UK DANT and the UK DAST, as amended from time to time.
"UK Listing Authority"	The Financial Services Authority in its capacity as competent authority under Part IV of the Financial Services and Markets Act 2000.
"UK Trust Co"	Mondi SCS (UK) Limited, a limited liability company incorporated in England and Wales with registered number 6301023 or such other entity as replaces UK Trust Co from time to time.
"United Kingdom"	The United Kingdom of Great Britain and Northern Ireland.
"Voting Agreement"	The Voting Agreement entered into between Limited, SA Trust Co, the Company and UK Trust Co, as amended from time to time.
"year"	Calendar year.

The expression "**address**" shall include, any number or address used for the purposes of sending or receiving notices, documents or information by electronic means and/or by means of a website.

The expressions "**hard copy form**", "**electronic form**" and "**electronic means**" shall have the same respective meanings as in the Company Communication Provisions.

The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange, as the case may be, granted recognition under the Financial Services and Markets Act 2000.

The expression "**Companies Acts**" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

The expression "**Company Communications Provisions**" shall have the same meaning as in the Companies Acts.

Except where the context otherwise requires, any reference to issued shares of any class (whether of the Company or of any other company) shall not include any shares of that class held as treasury shares.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

References to any legislation, including, without limitation, the Statutes, or Applicable Regulation or any provision of any legislation or Applicable Regulation shall be construed as including any statutory modification or re-enactment thereof, any legislative or regulatory provision substituted for it and all regulations and statutory instruments issued under it for the time being in force (whether coming into force before or after the adoption of these Articles of Association).

Subject as aforesaid, any words or expressions defined in the Companies Acts or the CREST Regulations shall, if not inconsistent with the subject or context, bear the same meanings in these Articles.

A Special or Extraordinary Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

References to a share, or to a holding of shares, being in certificated or uncertificated form are references, respectively, to that share being a certificated or an uncertificated unit of a security for the purposes of the CREST Regulations.

References to "**other company**" shall mean either the Company or Limited as the context requires.

The expression "**equivalent resolution**" means a resolution of either the Company or Limited certified by the Board and the Board of Limited as equivalent in nature and effect to a resolution of the other company.

The headings shall not affect the construction of these Articles.

Share Capital

3 Amount of share capital

3.1 The share capital of the Company at the date of the adoption of these Articles consists of 2 special ordinary shares of £1 each, 1,750,000,000 PLC Ordinary Shares of €2.00 each, 49,998 5 per cent cumulative Preference Shares of £1 each, 25,000,000 PLC Special Converting Shares of €2.00 each, the Special Rights Share of €1, the PLC Special Voting Share of €1, the UK DAN Share of €1 and the UK DAS Share of €1.

3.2 The rights and privileges attached to the cumulative Preference Shares, and the limitations and restrictions to which they are subject, are as follows:

3.2.1 out of the profits available for distribution and resolved to be distributed, the holders of the cumulative Preference Shares shall be entitled in priority to any payment of dividend to the holders of any other class of shares to be paid in respect of each financial year or other accounting period of the Company a fixed cumulative preferential dividend ("**Preferential Dividend**") at a rate of 5 per cent per annum, such dividend to be paid annually in arrears on 30 September in each year the first such payment being on 30 September 2007 in respect of the period from the date of adoption of these Articles to the first dividend date or if any such date shall be a Saturday, Sunday or public holiday in England, on the first Business Day following such date in each year. Payments of Preferential Dividend shall be made to holders on the Register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date. The holders of cumulative Preference Shares shall not be entitled to any further or other right of participation in the profits of the Company;

3.2.2 on a return of capital on winding up, but not on a return of capital on any other class of shares of the Company, otherwise than on a winding-up of the Company, the holders of the cumulative Preference Shares shall be entitled in priority to any payment to the holders of any other class of shares to the repayment of a sum equal to the nominal capital paid up or credited as paid up on the cumulative Preference Shares held by them and accrual (if any) of the said Preferential Dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding up. The holders of the cumulative Preference Shares shall not be entitled to any further or other right of participation in the assets of the Company;

3.2.3 the holders of the cumulative Preference Shares shall, by virtue of and in respect of their holdings of cumulative Preference Shares, have the right to receive notice of any General Meeting of the Company and to attend, speak and vote at a General Meeting of the Company only:

(i) if and when, at the date of the notice convening such meeting, the Preferential Dividend on such shares is six months or more in arrears; or

(ii) if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the cumulative Preference Shares or for the winding up of the Company, in which case they shall only be entitled to vote on such resolution; and

3.2.4 no further securities ranking in priority to, or *pari passu* with existing Preference Shares, of any class, shall be created or issued without the consent in writing of the holders of seventy-five per cent of the existing Preference Shares of such class, or the sanction of a resolution of the holders of such class of Preference Shares, passed at a separate General Meeting of such holders, at which preference shareholders holding in aggregate not less than one-fourth of the total votes of all the preference shareholders holding securities in that class entitled to vote at that meeting, are present in person or by proxy, and the resolution has been passed by not less than three-fourths of the total votes to which the members of that class, present in person or by proxy are entitled.

4 PLC Special Converting Shares and Special Ordinary Shares

4.1 On the Conversion Date, all of the PLC Special Converting Shares shall automatically be converted into and in all respects rank *pari passu* with the PLC Ordinary Shares and otherwise the rights of such shares prior to the Conversion Date shall be as set out in these Articles.

4.2 The rights attaching to the special ordinary shares of £1 each shall be as follows:

(a) at the Demerger Dividend Time, the special ordinary shares shall automatically be converted into and in all respects rank *pari passu* with the 5 per cent. cumulative Preference Shares of £1 each;

(b) prior to the Demerger Dividend Time, the special ordinary shares shall, save for the provisions in respect of their automatic conversion set out in Article 4.2(a), rank in all aspects *pari passu* with the PLC Ordinary Shares and any reference in these Articles to PLC Ordinary Shares shall be deemed to include the special ordinary shares for so long as the authorised share capital of the Company includes special ordinary shares; and

(c) for the purposes of determining any right as regards participation in the profits of the Company, it shall be irrelevant that the nominal value of a special ordinary share and a PLC Ordinary Share are different.

4.3 For the purposes of Article 4.2, "**Demerger Dividend Time**" means the time at which PLC Ordinary Shares are allotted in connection with the Anglo Demerger Dividend.

5 PLC Special Rights Share

The PLC Special Rights Share may only be issued to and held by UK Trust Co and otherwise the rights of such share shall be as set out in these Articles.

6 Income and capital rights

6.1 The rights attaching to the shares as regards participation in the profits of the Company are set out below.

(a) Prior to the Conversion Date:

(i) to the extent that the profits available for distribution are resolved to be distributed among the holders of the PLC Ordinary Shares, the UK DAN Share and the UK DAS Share, they shall be distributed in such a manner as would ensure that the distributions made, when taken together with any Initial Action or Matching Action, as the case may be, are such that the **Company** will have complied with its obligations under Clause 3 of the Sharing Agreement;

(ii) the PLC Special Voting Share shall have no right to receive any dividends or other distributions;

(iii) the PLC Special Converting Shares shall have no right to receive any dividends or other distributions; and

(iv) save as provided in Article 132, the PLC Special Rights Share shall have no right to receive any dividends or other distributions.

(b) On and from the Conversion Date:

(i) the profits available for distribution and resolved to be distributed shall be distributed among the holders (other than the Company) of PLC Ordinary Shares save as regards any distribution payable by reference to a record date prior to the Conversion Date which shall not be payable to the holders of PLC Special Converting Shares which have converted in accordance with Article 4;

(ii) the UK DAN Share and UK DAS Share shall have no right to receive any dividends or other distributions;

(iii) the PLC Special Voting Share shall have no right to receive any dividends or other distributions; and

(iv) The PLC Special Rights Share shall have no right to receive any dividends or other distributions.

6.2 On a winding-up of the Company, but not on a return of capital on any class of shares of the Company otherwise than on a winding-up of the Company, the assets of the Company remaining after payment of all amounts payable to the creditors of the Company and prior ranking statutory entitlements shall be distributed:

(a) first to the holders of any shares in the Company's capital ranking in priority to the PLC Ordinary Shares, the UK DAN Share, the UK DAS Share, the PLC Special Voting Share and the PLC Special Rights Share, in accordance with the terms and conditions attaching to those shares;

(b) subject to (a) above, the holders of the UK DAN Share, the UK DAS Share, the PLC Special Voting Share and the PLC Special Rights Share subject, in each case, to a maximum of the par value of such shares; and

(c) subject to (a) and (b) above, to the holders of PLC Ordinary Shares.

7 Redemption of Shares

7.1 The Company shall have the right to redeem:

(a) at any time prior to the Conversion Date, any or all of the PLC Special Converting Shares in issue if, in the opinion of the Board, such redemption is necessary or expedient in order to maintain the PLC Equivalent Number; and

(b) at any time on or after the Conversion Date, the PLC Special Voting Share, the UK DAN Share, the UK DAS Share and the PLC Special Rights Share. The exercise of this right shall be at the discretion of the Board.

The PLC Special Converting Shares, the PLC Special Voting Share, the UK DAN Share, the UK DAS Share and the PLC Special Rights Share shall be referred to as the "**Redeemable Shares**" in this Article 7.

7.2 In order to redeem any or all of the Redeemable Shares under Article 7.1, the Company shall give written notice to the holder(s) of such Redeemable Shares (a "**Redemption Notice**"). Such Redemption Notice shall contain the information required under Article 7.5 below and shall be given no later than the Business Day immediately preceding the date on which the Redeemable Shares are to be redeemed (the "**Redemption Date**").

7.3 If only some of the PLC Special Converting Shares are to be redeemed by the Company under Article 7.1 the Board shall decide in its absolute discretion which PLC Special Converting Shares are to be redeemed.

7.4 The Company shall pay for each Redeemable Share redeemed under Article 7.1 an amount equal to the nominal value paid up thereon.

7.5 Any Redemption Notice given under Article 7.2 must state:

(a) the Redemption Date on which the relevant Redeemable Shares are to be redeemed;

(b) in respect of redemptions of PLC Special Converting Shares only, which particular PLC Special Converting Shares are to be redeemed and the number of PLC Special Converting Shares to be redeemed; and

(c) the aggregate amount to be paid for the Redeemable Shares to be redeemed.

7.6 Upon the Redemption Date the Company shall redeem the Redeemable Shares to be redeemed on that date. Upon redemption the Company shall pay to each holder concerned the amount specified in Article 7.4 for each of that holder's Redeemable Shares which are consequently redeemed.

7.7 If the Company has redeemed some but not all of the PLC Special Converting Shares in issue, the share certificate in issue for such shares prior to such redemption shall be cancelled and a fresh share certificate for the remaining issued PLC Special Converting Shares shall be issued free of charge to the holder.

7.8 Payment for redemption of Redeemable Shares shall be made by such means as the Company may in its absolute discretion decide.

7.9 If the date on which payment for redemption is due is not a working day, then the payment will be made on the next working day. No interest or other payment will accrue for the delay.

7.10 The receipt of the registered holder(s) of any Redeemable Shares of the monies payable to the holder(s) on redemption shall constitute an absolute discharge to the Company in respect thereof.

8 Acquisition of PLC Ordinary Shares in the event that the Initial PLC Reduction of Capital is not approved

8.1 The provisions of this Article 8 shall apply only during the Exercise Period.

8.2 During the Exercise Period, but not otherwise:

(i) Anglo American plc shall have the right, by written notice to the Company to such effect given on any date during the Exercise Period, to require that all the PLC Ordinary Shares are transferred to Anglo American plc or any subsidiary of Anglo American plc nominated by it together with all rights attached to them and free from all pledges, liens, charges and encumbrances, for the consideration specified in this Article 8;

(ii) the Directors shall have the right, by written notice to Anglo American plc to such effect given on any date during the Exercise Period, to require that Anglo

American plc, or any subsidiary of Anglo American plc nominated by Anglo American plc, acquires all of the PLC Ordinary Shares together with all rights attached to them and free from all pledges, liens, charges and encumbrances, for the consideration specified in this Article 8, provided that such right may, if the Aggregate Consideration Value would exceed the Maximum Aggregate Consideration Value, only be exercised with the consent in writing of Anglo American plc; and

(iii) any holder of a PLC Ordinary Share shall have the right, by written notice to Anglo American plc to such effect given at any time during the Exercise Period, to require that Anglo American plc, or any subsidiary of Anglo American plc nominated by it, acquires all of the PLC Ordinary Shares together with all rights attached to them and free from all pledges, liens, charges and encumbrances, for the consideration specified in this Article 8, provided that such right may only be exercised with the consent in writing of Anglo American plc.

8.3 No notice shall be required to be given by Anglo American plc or any other person to holders of PLC Ordinary Shares of the exercise of any of the rights set out in Article 8.2.

8.4 Upon the exercise of any of the rights set out in Article 8.2, any Director shall be authorised to execute as agent for each and every holder of PLC Ordinary Shares a transfer of the PLC Ordinary Shares in favour of Anglo American plc or any subsidiary of Anglo American plc nominated by it to give effect to the acquisition of the PLC Ordinary Shares by Anglo American plc or any such subsidiary and to execute all such documents and do all such other things as may be necessary to give effect to any such acquisition.

8.5 For every 1000 PLC Ordinary Shares acquired by Anglo American pursuant to this Article 8, Anglo American will, subject to Articles 8.6, 8.7 and 8.8, allot and issue to the holders of the PLC Ordinary Shares pro rata to their respective holdings of PLC Ordinary Shares such number of New Anglo American Ordinary Shares as equals 64 multiplied by the Exchange Ratio, and so in proportion to any other number of PLC Ordinary Shares.

8.6 In lieu of allotting New Anglo American Ordinary Shares where it would otherwise be required to do so pursuant to Article 8.5, Anglo American shall have the right, at its election, to pay to the holders of PLC Ordinary Shares a cash amount in respect of all or some only of the New Anglo American Ordinary Shares to which they would otherwise be entitled on the basis of, for each New Anglo American Ordinary Share in respect of which such right is exercised, a sum in cash equal to the New Anglo American Ordinary Share Reference Price.

8.7 Without prejudice to the rights of Anglo American plc referred to in Article 8.6:

(i) where any holder of PLC Ordinary Shares would, by virtue of this Article 8 following the exercise of any of the rights set out in Article 8.2, become entitled to be allotted and issued any fraction of a New Anglo American Ordinary Share, Anglo American plc may, on behalf of those holders, deal with those fractions as it sees fit. In particular, Anglo American plc may, on behalf of those holders, sell the New Anglo American Ordinary Shares representing the fractions for the best price reasonably obtainable to any person and distribute the net proceeds of sale in due proportion amongst those holders, and the Directors may authorise some person to transfer the shares to, or in accordance with the

directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to such New Anglo American Ordinary Shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale;

(ii) if Anglo American plc deems necessary or expedient in relation to legal, regulatory or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, Anglo American plc may make such provision as it sees fit for the sale for the best price reasonably obtainable of any New Anglo American Ordinary Shares to which any holder of PLC Ordinary Shares to which any such laws or requirements apply would otherwise become entitled to under this Article 8 upon the exercise of any of the rights set out in Article 8.2 above and the distribution of the net proceeds of sale in due proportion amongst those holders.

8.8 Without prejudice to the rights of Anglo American plc referred to in Article 8.7, the rights of Anglo American plc referred to in Article 8.6 shall be exercisable by Anglo American plc, at its election, in respect of one or more holders of PLC Ordinary Shares (and not other holders of PLC Ordinary Shares) if Anglo American plc deems necessary or expedient in relation to legal, regulatory or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, applicable to any such holder or holders of PLC Ordinary Shares.

8.9 If any of the rights referred to in Article 8.2 are exercised, completion of the acquisition of the PLC Ordinary Shares and the satisfaction of the consideration therefor shall occur on such date as the Directors and Anglo American plc shall agree, failing which agreement, on the date which is 10 Business Days following the date on which any of such rights are exercised.

8.10 Individual fractional entitlements to New Anglo American Ordinary Shares will be aggregated and the resulting New Anglo American Ordinary Shares sold in the open market, as soon as practicable, at the best price reasonably obtainable and the net proceeds paid to each shareholder according to his or her entitlement.

8.11 For the purposes of this Article 8:

"**Aggregate Consideration Value**" means the number of New Anglo American Ordinary Shares that would be required to be allotted and issued to holders of PLC Ordinary Shares upon exercise of any of the rights set out in Article 8.2 (assuming for this purpose Anglo American plc does not exercise (in whole or in part) the rights set out in Article 8.6 or Article 8.8) multiplied by the New Anglo American Ordinary Share Reference Price;

"**Allotment Reference Date**" means the date on which New Anglo American Ordinary Shares would fall to be allotted to holders of PLC Ordinary Shares upon exercise of any of the rights set out in Article 8.2 (assuming for this purpose Anglo American plc does not exercise (in whole or in part) the rights set out to in Article 8.6 or Article 8.8);

"**Anglo American Ordinary Shares**" means ordinary shares of US$0.50 each in the capital of Anglo American plc;

"**Anglo American Ordinary Share Base Price**" means such amount expressed in sterling as a director of Anglo American plc shall certify as being the average price of an

Anglo American Ordinary Share over a three month period ending shortly before the date of adoption of these Articles which was applied in determining the consolidation ratio for the purposes of the Anglo American Share Consolidation;

"**Anglo American Share Consolidation**" means the proposed consolidation of Anglo American Ordinary Shares to be achieved by consolidating every 100 Anglo American Ordinary Shares or 100 authorised but unissued ordinary shares of Anglo American, respectively, into 91 New Anglo American Ordinary Shares;

"**Assumed Mondi Value**" means such amount expressed in Euros as a director of Anglo American plc shall certify as being the assumed value of the PLC Group as at the Demerger Dividend Time (as defined in Article 4.3) which was applied in determining the consolidation ratio for the purposes of the Anglo American Consolidation Ratio;

"**Exercise Period**" means the period from (and including) the time at which the Anglo Demerger Dividend is paid to (but excluding) the earlier of:

(v) the Reduction of Capital becoming effective; and

(vi) the date which is 30 days after the date on which the Anglo Demerger Dividend is paid;

"**Exchange Ratio**" means such fraction (which may be greater or less than one) as a director of Anglo American plc shall certify, having regard to any difference between the Anglo American Ordinary Share Base Price (adjusted for the effect of the Anglo American Share Consolidation) and the New Anglo American Ordinary Share Base Price, as being the Exchange Ratio to be applied for the purposes of this Article 8;

"**Maximum Aggregate Consideration Value**" means the Assumed Mondi Value translated into sterling at the close spot mid-trade composite (London) rate for a transaction between sterling and euros as quoted on Bloomberg on the Business Day immediately preceding the Allotment Reference Date or, if no such rate is quoted on that date, on the first preceding date on which such rates as quoted or such other rate as may be agreed in writing between Anglo American plc and the Directors;

"**New Anglo American Ordinary Share Base Price**" means such amount expressed in sterling as a director Anglo American plc shall certify as being the average price of an Anglo American Ordinary Share or New Anglo American Ordinary Share over a three month period ending on the Business Day preceding the Allotment Reference Date (after making such adjustments as are reasonably necessary having regard to the Anglo American Share Consolidation);

"**New Anglo American Ordinary Share Reference Price**" means the closing middle market quotation for a New Anglo American Ordinary Share as derived from the Official List on the Business Day immediately preceding the Allotment Reference Date;

"**New Anglo American Ordinary Shares**" means ordinary shares of $54^{86}/_{91}$ US cents each in the capital of Anglo American plc arising from the Anglo American Share Consolidation; and

"**Reduction of Capital**" means the proposed reduction in the capital of the Company pursuant to the Special Resolution of the Company passed at a General Meeting on the date of the adoption of these Articles.

9 Increase of share capital

9.1 Subject to Articles 64 and 65, the Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

9.2 All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

10 Consolidation, subdivision and cancellation

10.1 Subject to Articles 64, 65 and 109, the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and reduce the amount of its share capital by the amount of the shares so cancelled; and

(c) subdivide its shares, or any of them, into shares of a smaller amount than is fixed by the Memorandum of Association, subject, nevertheless, to the provisions of the Statutes, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

10.2 Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, deal with those fractions as they seem fit. In particular, the Directors may, on behalf of those members sell, the shares representing the fractions for the best price reasonably obtainable to any person, including, subject to the provisions of the Statutes, the Company, and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

10.3 Holders of Ordinary Shares allotted and issued pursuant to the Anglo Demerger Dividend shall be bound by any resolution of the Company to consolidate and/or divide and/or sub-divide all or any of its share capital or all or any shares duly passed at any General Meeting prior to payment of the Anglo Demerger Dividend.

11 Purchase of own shares

11.1 Subject to the provisions of the Statutes and Articles 64, 65 and 109, and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class, including without limitation any redeemable shares, in any way and at any price (whether at par or above or below par).

11.2 The Company may not exercise any right in respect of treasury shares held by it, including any right to attend or vote at meetings, to participate in any offer by the Company to shareholders or to receive any distribution (including in a winding-up), but without prejudice to its right to sell the treasury shares, to receive an allotment of shares as fully paid bonus shares in respect of the treasury shares or to receive any amount payable upon redemption of any redeemable treasury shares.

12 Reduction of capital

12.1 Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the provisions of Articles 64, 65 and 109 and to any rights conferred on the holders of any class of shares, the Company may by Special Resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

12.2 The Directors may do all acts and things considered necessary or expedient to give effect to any such reduction of capital or any capital redemption reserve, share premium account or other undistributable reserve, with full power to the Directors to make such provisions as they think fit, including:

(i) for any fractional entitlements which would arise on the basis of the terms of such reduction including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company (or any person nominated by the Company) rather than to the members concerned;

(ii) where such reduction provides for the transfer to such members of assets other than cash (and in particular paid-up shares or debentures of any company)-:

(a) for the transfer of the same to any nominee (whether selected by the relevant member or members or by the Directors) for any or all of such members on such terms as to the holding of the same by such nominee for such members as the Directors shall consider appropriate; or

(b) if the Directors deem necessary or expedient in relation to legal, regulatory or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, for the sale for the best price reasonably obtainable of any such assets to which any member affected by such laws or requirements would otherwise be entitled and the distribution of the net proceeds of sale in due proportion among those members; and

(iii) for the authorisation by the Directors of any person to enter on behalf of all the members interested into an agreement with the Company providing for any such reduction and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

12.3 Holders of Ordinary Shares allotted and issued pursuant to the Anglo Demerger Dividend shall be bound by any Special Resolution to reduce or approve the reduction of capital of the Company in any way duly passed at any General Meeting prior to payment of the Anglo Demerger Dividend.

Shares

13 Rights attaching to shares on issue

13.1 Subject to the provisions of the Statutes, Articles 64 and 65 and without prejudice to any rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued:

(i) with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine, or,

(ii) in the absence of any such determination, as the Directors may determine.

13.2 Subject to the provisions of the Statutes and these Articles and without prejudice to any rights attached to any existing shares or class of shares, the Company may issue any shares which are to be redeemed at the option of the Company or the holder, or create and issue secured or unsecured debentures on such terms and conditions and in such manner as the Company may from time to time determine.

13.3 Neither the Directors nor the Company have the power to create any differences in rights between the holders of the same class of share in respect of the amount of calls to be paid and the time of payment of such calls or in any other respect whatsoever.

14 Directors' power to allot

14.1 Subject to the provisions of the Statutes relating to authority, pre-emption rights or otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares for the time being in the capital of the Company shall be at the disposal of the Directors and they may allot, with or without conferring a right of renunciation, grant options over or otherwise dispose of them to such persons, at such times and on such terms and conditions as they think proper.

14.2 The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for each Allotment Period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount. By such authority the directors may, during the prescribed period, make offers or agreements which would or might require relevant securities to be allotted after expiry of the prescribed period.

14.3 During each Allotment Period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the authority in Article 14.2 and to sell treasury shares wholly for cash:

(a) in connection with a rights issue; and

(b) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount,

as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment or sale.

14.4 By such authority and power the Directors may, during the Allotment Period, make offers or agreements which would or might require securities to be allotted after the expiry of such period. The Directors may allot securities in pursuance of that offer or agreement as if the Allotment Period during which that offer or agreement was made had not expired.

14.5 For the purposes of this Article:

(a) "**equity security**" has the meaning given to it in Section 94 of the Companies Act 1985;

(b) "**rights issue**" means:

(i) an issue of PLC Special Converting Shares to holders of such shares; or

(ii) an offer of any other equity securities;

open for acceptance for a period fixed by the Directors to:

(a) holders (other than the Company) on the register on a record date fixed by the Directors of PLC Ordinary Shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings),

(b) if the Directors so decide but not otherwise, holders on a record date fixed by the Directors of Limited Ordinary Shares in proportion to their respective holdings of Limited Ordinary Shares and so that the ratio of the entitlement per Limited Ordinary Share to the entitlement per PLC Ordinary Share shall, as nearly as practicable, equal the Equalisation Ratio and

(c) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in each case to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal, regulatory or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;

(iii) "**Allotment Period**" means any period, not exceeding 15 months on any occasion, for which the authority conferred by Article 14.2 is given by any resolution of the Company in General Meeting stating the Section 80 Amount for such period;

(iv) the "**Section 80 Amount**" means, for any Allotment Period, the amount stated in the relevant resolution;

(v) the "**Section 89 Amount**" means, for any Allotment Period, the amount stated in the relevant Special Resolution; and

(vi) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

15 Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted, provided that such commission shall not exceed ten per cent. The Company may also on any issue of shares pay such brokerage as may be lawful. Subject to the provisions of the Statutes, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of shares or partly in one way and partly in the other.

16 Renunciation of allotment

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder i.e. before such share has been issued:

(a) recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation; and/or

(b) allow the rights represented thereby to be one or more participating securities,

in each case upon and subject to such terms and conditions as the Directors may think fit to impose.

17 Trust etc. interests not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and, except as otherwise provided only as by these Articles or by law provided, the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or any other right in respect of any share, except an absolute right to the entirety thereof in the holder.

Share Certificates

18 Issue of share certificates

Every person, except a person to whom the Company is not required by law to issue a share certificate, whose name is entered in the Register in respect of shares in certificated form shall upon the issue or transfer to him of such shares be entitled without payment to a certificate therefor, in the case of issue, within one month, or such longer period as the terms of issue shall provide, after allotment or, in the case of a transfer of fully-paid shares, within five days after lodgement of the transfer or, in the case of a transfer of partly-paid shares, within two months after lodgement of the transfer.

19 Form of share certificate

19.1 Every share certificate shall specify the number and class of shares to which it relates and the amount paid up thereon, and shall be executed by the Company in such manner as the Directors may decide, which may include manual or facsimile signatures by:

19.1.1 two Directors of the Company; or

19.1.2 one Director and one Officer duly authorised thereto by the Directors; or

19.1.3 where there is only one Director and no Officer, that Director; or

19.1.4 in the case of shares on an overseas branch register, the use of an official seal for use in the relevant territory.

19.2 No certificate shall be issued representing shares of more than one class.

20 Joint holders

In the case of a share held jointly by several persons in certificated form the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

21 Replacement of share certificates

21.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

21.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

21.3 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued free of charge to the holder upon request subject to delivery up of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in connection with the request as the Directors may think fit.

21.4 In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

Calls on Shares

22 Power to make calls

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares, whether on account of the nominal value of the shares or, when permitted, by way of premium, but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

23 Liability for calls

Each member shall, subject to receiving at least 14 days' notice specifying the time or times and place of payment, pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be wholly or partly revoked or postponed as the Directors may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred. Payment for calls may be made at the branch office of the Company in South Africa.

24 Interest on overdue amounts

If a sum called in respect of a share is not paid in whole or in part before or on the day appointed for payment thereof, the person from whom the sum is due and payable shall pay interest on the unpaid sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding fifteen per cent. per annum, as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

25 Other sums due on shares

Any sum, whether on account of the nominal value of the share or by way of premium, which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

26 Power to differentiate between holders

Subject to the terms of the allotment the Directors may on the allotment of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

27 Payment of calls in advance

27.1 The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys, whether on account of the nominal value of the shares or by way of premium, uncalled and unpaid upon the shares held by him.

27.2 Such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received, until and to the extent that the same would but for such advance become payable, the Company may pay interest at such rate as the member paying such sum and the Directors may agree.

27.3 Payment in advance shall not entitle the holder of the shares to participate in respect thereof in a dividend subsequently declared.

Forfeiture and Lien

28 Notice on failure to pay a call

28.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice in writing on him requiring payment of the unpaid amount together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

28.2 The notice shall name a further day, not being less than seven days from the date of service of the notice, on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

29 Forfeiture for non-compliance

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

30 Disposal of forfeited shares

Subject to the provisions in the Statutes, a share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or other disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

31 Holder to remain liable despite forfeiture

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of those shares, and shall, in the case of shares held in certificated form, surrender to the Company for cancellation the certificate for such shares, but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at fifteen per cent. per annum, or such lower rate as the Directors may determine, from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

32 Lien on partly-paid shares

32.1 The Company shall have a first and paramount lien on every share, not being a fully-paid share, for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall at any time (generally or in a particular case) be exempt wholly or partially from the provisions of this Article.

32.2 Directors may retain any dividend or bonus upon which the Company has a lien and may deduct from dividends or bonus all claims or sums of money that may be due on account of calls.

32.3 For the avoidance of doubt, fully paid shares shall not be subject to any lien in favour of the Company and shall be freely transferable, provided that the Directors may decline to register any proposed transfer of shares if the transfer is to a minor.

33 Sale of shares subject to lien

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing demanding payment of the sum presently payable and giving notice of intention to sell the share in default of payment shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

34 Proceeds of sale of shares subject to lien

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender, in the case of shares held in certificated form, to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

35 Evidence of forfeiture

A statutory declaration in writing that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall, subject to the relevant share transfer being made, if the same be required, constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Variation of Rights

36 Manner of variation of rights

36.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes and Articles 64 and 65 and unless otherwise provided by the terms of allotment of the shares of that class, be varied or abrogated by Special Resolution of the Company approving such variation or abrogation and

(a) the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class; or

(b) with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the shares of the class, but not otherwise,

and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

36.2 To every such separate class meeting all the provisions of these Articles relating to General Meetings and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class, or, if there is only one holder, that holder but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum, and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

36.3 The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to only some of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

37 Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be regarded as having been varied by:

(i) the creation or allotment of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto or,

(ii) the purchase by the Company of any of its own shares; or

(iii) the redemption by the Company of any Redeemable Shares (as such term is defined for the purposes of Article 7);

(iv) any other return of capital on any other class of shares of the Company; or

(v) the allotment of the UK DAN Share, the UK DAS Share, the PLC Special Voting Share or the PLC Special Rights Share.

Transfer of Shares

38 Form of transfer

38.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of fully-paid shares, by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

38.2 All transfers of shares which are in uncertificated form may be effected by means of a Relevant System.

38.3 Every instrument of transfer shall be lodged, duly stamped if required, at the Transfer Office at which it is presented for registration accompanied by the relevant share certificate(s) or such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. If the instrument of transfer is executed

by some other person on behalf of the transferor, the authority to execute such instrument must also be lodged at the relevant Transfer Office. As between the Company and the grantor of any such authority, the authority shall be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of revocation of the same shall have been given and lodged at the relevant Transfer Office. Even after the giving and lodging of such notice, the Company shall be entitled to give effect to any instruments of transfer executed under the authority and certified by any officer of the Company as being in order before the giving and lodging of such notice. In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

39 Balance certificate

Where only some of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and, to the extent that the balance is to be held in certificated form, a new certificate for the balance of such shares shall be issued in lieu without charge.

40 Right to refuse registration

40.1 The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless it is in respect of only one class of shares and the provisions of Article 38.3 have been complied with in relation to such transfer.

40.2 The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register the transfer of any certificated shares, which are not fully-paid shares, provided that such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

40.3 The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly.

40.4 If the Directors refuse to register an allotment or transfer of shares they shall within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company, in the case of shares held in certificated form; or

(b) the Operator-instruction was received by the Company, in the case of shares held in uncertificated form,

send to the allottee or transferee notice in writing of the refusal.

40.5 The Directors shall decline to register any transfer of:

(a) the PLC Special Rights Share unless to an entity which will replace UK Trust Co;

(b) the PLC Special Voting Share unless the transfer has been approved in accordance with the provisions of the Voting Agreement;

(c) the UK DAN Share or the UK DAS Share unless the transfer has been approved in accordance with the provisions of the relevant UK DAT Deed; and

(d) any or all of the PLC Special Converting Shares prior to the Conversion Date unless to an entity which will replace UK Trust Co..

41 Retention of Transfers

All instruments of transfer which are registered may be retained by the Company.

42 No fee on registration

No fee will be charged by the Company in respect of the registration of any transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

43 Closure of Register

The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Directors may from time to time determine and either generally or in respect of any class of shares or in respect of the SA Branch Register (or any other overseas branch register of the Company from time to time) only or in respect of removals between the SA Branch Register (or any other overseas branch register of the Company from time to time) and any other part of the Register, except that, in respect of any shares which are participating securities, the Register shall not be closed without the consent of the Operator.

44 Overseas Branch Register

Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory an overseas branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit in respect of the keeping of any such register.

45 Further provisions on shares in uncertificated form

45.1 Subject to the Statutes and the rules, as defined in the CREST Regulations, the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a Relevant System or that shares of any class should cease to be held and transferred as aforesaid.

45.2 Subject to the Statutes and the rules and/or conditions applicable to the operation of such a system, the Directors may determine that any class of shares held on the SA Branch Register or any other overseas branch register of the members of the Company may be held in uncertificated form in accordance with any system outside the United Kingdom which enables title to such shares to be evidenced and transferred without a written instrument and which is a Relevant System.

45.3 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a Relevant System; or

(c) any provision of the CREST Regulations.

Transmission of Shares

46 Persons entitled on death

In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and his personal representatives where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased member, whether a sole or joint holder, from any liability in respect of any share held by him.

47 Election by persons entitled by transmission

A person becoming entitled by transmission to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, subject as hereinafter provided, upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing to that effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were made by the member registered as the holder of any such share and the event giving rise to the transmission had not occurred.

48 Rights of persons entitled by transmission

Save as otherwise provided by or in consequence of the death or bankruptcy of a member or otherwise by operation of law in accordance with these Articles, a person becoming entitled by transmission to a share, upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, shall be entitled to the same rights in relation to the shares those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled (except with the authority of the Directors) to exercise any right conferred by membership in relation to shareholders meetings until he shall have been registered as a member in respect of the share.

Untraced Shareholders

49 Untraced Shareholders

49.1 The Company shall be entitled to sell, at the best price reasonably obtainable at the time of sale, the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a) during the period of six years prior to the date of the publication of the advertisements referred to in Article 49.1(b) below or, if published on different dates, the first thereof, at least three dividends in respect of the shares in question have become payable and all dividend warrants and cheques which have been sent in the manner authorised by these Articles have remained uncashed; and

(b) the Company shall as soon as practicable on expiry of such period of six years have inserted advertisements in both a national daily newspaper and in a newspaper circulating in the area in which the last known address of the member

or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three months following the publication of such advertisements the Company shall have received no indication either of the whereabouts or of the existence of such member or person.

49.2 To give effect to any such sale the Directors may appoint any person to transfer, as transferor, the said shares and such transfer shall be as effective as if it had been carried out by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds of sale, which may be employed in the business of the Company or invested in such investments, other than shares of the Company or its holding company if any, as the Directors may from time to time think fit.

49.3 In the case of shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under the CREST Regulations.

General Meetings

50 Annual and Extraordinary General Meetings

An Annual General Meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting or fifteen months from the date of incorporation of the Company in the case of the first Annual General Meeting) and place or places as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

51 Convening of General Meetings

51.1 The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

51.2 The Directors may, for the purpose of facilitating the organisation and administration of any General Meeting, direct that the meeting shall be held at two or more locations. If they do so, they shall also make such arrangements as they shall in their absolute discretion consider appropriate (a) to ensure that all members and proxies for members wishing to attend the meeting can do so at some location; and (b) to ensure that all persons attending the meeting are able to participate in the business of the meeting and to see and hear anyone else addressing the meeting; but (c) to restrict the numbers of members and proxies at any one location to such number as can safely and conveniently be accommodated there. The entitlement of any member or proxy to attend

such a General Meeting shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

51.3 For the purposes of all other provisions of these Articles any General Meeting taking place at two or more locations shall be treated as taking place where the chairman of the meeting presides, and as being attended there by all members and duly appointed proxies who are present there or at one of the other locations.

51.4 Under no circumstances will a failure, for any reason, of communication equipment, or any other failure in the arrangements for participation in the meeting at more than one place, affect the validity of such meeting, or any business conducted thereat, or any action taken pursuant thereto.

51.5 A person (a "**Subsidiary Chairman**") appointed by the Directors shall preside at each location other than where the chairman of the meeting is presiding. Every Subsidiary Chairman shall carry out all requests made of him by the chairman of the meeting, shall keep good order at that location and shall have all powers necessary or desirable for such purposes.

Notice of General Meetings

52 Notice of General Meetings

52.1 An Annual General Meeting and any Extraordinary General Meeting at which it is proposed to pass a Special Resolution or, save as provided by the Statutes, a resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least and any other Extraordinary General Meeting by fourteen days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company provided that the Company may determine that only those persons entered on the Register at the close of business on a day determined by the Company, such day being no more than twenty-one days before the day that notice of the meeting is sent, shall be entitled to receive such a notice and provided also that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

52.2 Notice of the Annual General Meeting and any Extraordinary General Meeting must also be announced through the JSE's Securities Exchange News Service ("**SENS**").

53 Contents of notice of General Meetings

53.1 Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

53.2 The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, the notice shall contain a statement to that effect.

53.3 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

53.4 For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time, not more than forty-eight hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

53.5 Notices shall be given as provided by these Articles to all the members other than those who under the provisions of these Articles or the conditions of issue of the shares held by them are not entitled to receive the notice, to the Directors (including the alternate directors) and to the Auditors and (where required by the Companies Acts) former Auditors.

53.6 The accidental omission to give notice of a meeting to, or the non-receipt of notice by, any person entitled to receive the notice shall not invalidate the proceedings at that meeting.

Proceedings at General Meetings

54 Chairman

One of the Joint Chairmen of the Directors, failing whom a Deputy Chairman, shall preside as chairman at a General Meeting. If there is no such Joint Chairman or Deputy Chairman, or if at any meeting no such person is present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number, or, if no Director is present or if all the Directors present decline to take the chair, the members present and entitled to vote shall choose one of their number, to be chairman of the meeting.

55 Quorum

Subject to the provisions of Article 56, no business other than the appointment of a chairman of such meeting shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Three members present in person, or if the member is a body corporate, represented, and entitled to vote shall be a quorum for all purposes.

56 Lack of quorum

If within five minutes from the time appointed for a General Meeting, or such longer interval not exceeding thirty minutes as the chairman of the meeting may think fit to allow, a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved and in any other case it shall stand adjourned to such day, time and place as may have been specified for the purpose in the notice convening the meeting or, if not so specified, as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within fifteen minutes after the time appointed for the holding of the meeting.

57 Adjournment

The chairman of any General Meeting at which a quorum is present may at any time without the consent of the meeting adjourn the meeting from time to time, or *sine die*, and from place to place where it appears to him that an adjournment is desirable in view of the timing of a general meeting or adjourned general meeting of Limited. In addition, the chairman of any General Meeting at which a quorum is present may with the consent of the meeting, and shall if so directed by the meeting, adjourn the meeting from time to time, or *sine die*, and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for thirty days or more or *sine die*, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

58 Notice of adjourned meeting

Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

59 Amendments to Resolutions and other issues

59.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the Substantive Resolution shall not be invalidated by any error in such ruling.

59.2 In the case of any resolution, no amendment thereto, other than an amendment to correct an error, may in any event be considered or voted upon.

59.3 The Directors may make any security arrangements which they consider appropriate relating to the holding of a General Meeting of the Company or a separate meeting of the holders of any class of shares of the Company, including, without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted. A Director or the Secretary may refuse entry to a meeting to any person who refuses to comply with any such arrangements or to eject any person who fails to comply with such security arrangements during a General Meeting.

59.4 If it appears to the chairman of the meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the

chairman of the meeting is satisfied that adequate facilities are available, whether at the place of the meeting or elsewhere, to ensure that each such person who is unable to be accommodated at the place of the meeting is able to participate in the business for which the meeting has been convened and to hear and see all persons present who speak, whether by use of microphones, loud-speakers, audio-visual communications equipment or otherwise (whether in use when these Articles are adopted or developed subsequently).

General Voting and Polls

60 Demand for poll

60.1 At any General Meeting all resolutions, and any proposed amendment thereto, put to the vote of the meeting shall be decided on a poll unless the chairman of the meeting determines, subject to Articles 60.2 and 60.4, that such resolution, and any proposed amendments thereto, shall be decided on a show of hands.

60.2 If, pursuant to Article 60.1, the chairman of the meeting has determined that a resolution, and any proposed amendments thereto, shall be decided on a show of hands, before, or on, the declaration of the result of such a vote, a poll may be demanded by:

(i) not less than three members present in person or by proxy and entitled to vote; or

(ii) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iii) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(iv) the holder of the PLC Special Voting Share; or

(v) the chairman of the meeting,

provided that no poll may be demanded on a resolution for the election of the chairman of a meeting or, unless the chairman of the meeting otherwise determines, the adjournment of the meeting.

60.3 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

60.4 At any General Meeting all Substantive Resolutions, and proposed amendments thereto, put to the vote of the meeting on which the holder of the PLC Special Voting Share is entitled to vote shall be decided on a poll.

61 Procedure on a poll

A poll shall be taken in such manner, including the use of ballot or voting papers or tickets, as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the

resolution of the meeting to which the poll relates. The chairman of the meeting may, and if so directed by the meeting shall, appoint scrutineers, who need not be members, and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

62 Voting on a poll

On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

63 Timing of poll

63.1 A poll in relation to a question of adjournment shall be taken forthwith. A poll in relation to any other question shall be taken either at the meeting or at such subsequent time, not being more than thirty days from the date of the meeting, and place as the chairman of the meeting may direct.

63.2 A poll on a resolution on which the holder of the Special Voting Share is entitled to vote shall be taken immediately or at such subsequent time, not being more than thirty days from the date of the meeting, and place as the chairman of the meeting may direct and shall remain open for so long as the chairman of the meeting may determine.

63.3 Any poll may, as the chairman of the meeting shall direct, close at different times for different classes of shareholder or for different shareholders of the same class entitled to vote on the relevant resolution. No notice need be given of a poll not taken immediately. The taking of a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question to which the poll relates.

Voting Rights and Procedures under Sharing Agreement

64 Class Rights Actions

64.1 The following matters shall constitute Class Rights Actions:

(a) amendment or termination of the Sharing Agreement, the Voting Agreement, the SA DAT Deeds, the UK DAT Deeds or the SCS Deeds other than:

(i) any amendment to conform the Voting Agreement, the SA DAT Deeds, the UK DAT Deeds or the SCS Deeds with the terms of the Sharing Agreement; or

(ii) any amendment which is formal or technical in nature and which would not be materially prejudicial to the interests of the shareholders of the Company or of Limited or is necessary to correct any inconsistency or manifest error,

in each case as agreed between the Board and the Board of Limited;

(b) any amendment to, or removal of, or the alteration of the effect of, which, for the avoidance of doubt, shall be taken to include the ratification of any breach of, any PLC Entrenched Provision or Limited Entrenched Provision as the case may be other than:

(i) any amendment to conform such provisions with the terms of the Sharing Agreement; or

(ii) any amendment which is formal or technical in nature and which would not be materially prejudicial to the interests of the shareholders of the Company or Limited or is necessary to correct any inconsistency or manifest error,

in each case as agreed between the Board and the Board of Limited;

(c) any Action in respect of which a Matching Action or an adjustment to the Equalisation Ratio would be required pursuant to Clause 3 of the Sharing Agreement, but where no such Matching Action is to be taken or adjustment made; and

(d) any other action or matter which the Board and the Board of Limited agree, either in a particular case or generally, should be treated as a Class Rights Action.

64.2 A Class Rights Action in respect of an action of a kind described in:

(a) Articles 64.1(a) or (b) shall require approval by Special Resolution;

(b) Article 64.1(c) shall require approval by Ordinary Resolution or, if required by Applicable Regulation applying to the Company or Limited or by these Articles or the Limited Memorandum and Articles, by Special Resolution of the Company or Limited, as so required; and

(c) Article 64.1(d) shall require approval by Ordinary Resolution or, if required by Applicable Regulation applying to the Company or Limited or by these Articles or the Limited Memorandum and Articles or if considered appropriate by the Board and the Board of Limited, by Special Resolution of the Company or Limited, as so required,

in each case in accordance with the provisions of Articles 64.3 (and the percentage vote in favour of the types of resolution specified above shall be referred to as the "**Required Majority**").

64.3 Any resolution (a "**Relevant Resolution**") to approve a Class Rights Action shall not be effective unless it is passed by (i) a vote in favour of at least the Required Majority of the votes cast by the holders of the PLC Ordinary Shares and the PLC Special Voting Share voting as a single class, (ii) a vote in favour of at least the Required Majority of the holders of the Limited Ordinary Shares and (iii) the written consent of the holder of the Limited Special Converting Shares, and such approvals and consents shall be obtained in accordance with the procedures set out below.

(a) The Company shall hold a General Meeting at which both the holders of PLC Ordinary Shares and the holder of the PLC Special Voting Share are entitled to vote on a poll as a single class on the Relevant Resolution. The poll shall not be closed in relation to the PLC Special Voting Share until its holder has either cast its vote on such resolution or given written notice that it will not vote in accordance with Article 64.3(e).

(b) Limited shall hold a Parallel General Meeting of the holders of the Limited Ordinary Shares to vote on the Relevant Resolution.

(c) When the votes cast by the holders of PLC Ordinary Shares have been determined, the Company will send to Limited and to the holder of the Limited Special Converting Shares written notice confirming whether or not the Relevant Resolution has been approved by the Required Majority.

(d) When the result of the vote on the Relevant Resolution at the meeting of the holders of Limited Ordinary Shares has been declared or determined, Limited will send to the

Company and the holder of the PLC Special Voting Share written notice confirming whether or not the Relevant Resolution has been approved by the Required Majority.

(e) The holder of the PLC Special Voting Share shall:

(i) on receipt of a notice from Limited confirming the Required Majority has been obtained, not vote on the resolution and shall send written notice to the Company to this effect; and

(ii) on receipt of a notice from Limited confirming the Required Majority has not been obtained, vote against the relevant transaction and, in accordance with Article 66.2(b), shall have sufficient votes to defeat such resolution.

(f) The holder of the Limited Special Converting Shares shall:

(iii) on receipt of a notice from the Company confirming the Required Majority has been obtained, give its written consent to the Relevant Resolution; and

(iv) on receipt of a notice from the Company confirming the Required Majority has not been obtained, withhold its written consent to the Relevant Resolution.

65 Joint Electorate Actions

65.1 Resolutions of the holders of PLC Ordinary Shares shall require approval to be obtained in accordance with Article 65.2 if they relate to the following matters :

(a) the appointment, removal or re-election of any Director or any director of Limited or both of them;

(b) the receipt or adoption of the annual accounts of the Company or Limited, or both of them, or accounts prepared on a combined basis;

(c) a change of name by the Company or Limited or both of them;

(d) the appointment or removal of the auditors of the Company or Limited or both of them;

(e) any proposed acquisition or disposal or other transaction of the kinds referred to in the Listing Rules of the UK Listing Authority or the JSE Listing Rules which, in any case, is required under such Applicable Regulation to be authorised by holders of Ordinary Shares;

(f) any matter considered by shareholders at an Annual General Meeting or at an Extraordinary General Meeting held on the same day as an Annual General Meeting; and

(g) any other matter which the Board and the Board of Limited decide, either in a particular case or generally, should be approved as a Joint Electorate Action.

If a particular matter falls within both Article 64.1 and this Article 65.1, then it shall be treated as a Class Rights Action falling exclusively within Article 64.1.

65.2 A Joint Electorate Action shall require approval by both:

(a) an Ordinary Resolution, or a Special Resolution if required by the Limited Memorandum and Articles or Applicable Regulation, of the votes cast by the holders of the Limited Ordinary Shares and the holder of the Limited Special Converting Shares, voting as a single class; and

(b) an Ordinary Resolution, or a Special Resolution if required by these Articles or Applicable Regulation, of the votes cast by the holders of the PLC Ordinary Shares and the holder of the PLC Special Voting Share, voting as a single class,

and such resolutions shall be obtained in accordance with the procedure set out in Article 65.3 below.

65.3 When a resolution (a "**Relevant Resolution**") which constitutes a Joint Electorate Action is to be considered, the following shall apply:

(a) The Company shall hold a General Meeting at which both the holders of PLC Ordinary Shares and the holder of the PLC Special Voting Share are entitled to vote on a poll as a single class on the Relevant Resolution. The poll shall not be closed in relation to the PLC Special Voting Share until its holder has cast its vote on such resolution.

(b) Limited shall hold a general meeting at which both the holders of the Limited Ordinary Shares and the Limited Special Converting Shares are entitled to vote on a poll as a single class on the Relevant Resolution. The poll shall not be closed in relation to the Limited Special Converting Shares until their holder has exercised its voting rights in relation to such resolution.

(c) When the votes cast by the holders of PLC Ordinary Shares have been determined, the Company will send to Limited and the holder of the Limited Special Converting Shares written notice of such determination and the holder of the Limited Special Converting Shares shall exercise the voting rights attaching to such shares in accordance with the provisions of article 66.2(a) of the Limited Constitution and the Voting Agreement.

(d) When the votes cast by the holders of Limited Ordinary Shares have been determined, Limited will send to PLC and the holder of the PLC Special Voting Shares written notice of such determination and the holder of the PLC Special Voting Share shall cast the votes attaching to such share in accordance with the provisions of Article 66.2(a) and the Voting Agreement.

65.4 For the purposes of Article 64 and this Article 65 only, the expression "**Special Resolution**" shall include any resolution of the shareholders of the Company or of Limited where Applicable Regulation or either Constitution requires, so as to approve the relevant resolution, any other quorum and/or an affirmative vote with a majority greater than or different from that required for an Ordinary Resolution and in any particular case shall mean such majority as is so required.

Votes of Members

66 Votes attaching to shares

66.1 Subject to Article 53.4 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a) on a show of hands every member being an individual who is present in person, or, if a body corporate, represented, shall have one vote; and

(b) on a poll:

(i) every member who is present in person or by proxy, except the holder of the PLC Special Voting Share, shall have one vote for each fully paid share of which he is the holder; and

(ii) the holder of the PLC Special Voting Share shall have the Specified Number (as defined in Article 66.2) of votes.

66.2 Prior to the Conversion Date, the holder of the PLC Special Voting Share shall be entitled to attend at any General Meeting and, subject to the provisions below, to cast on a poll the Specified Number, as set out below, of votes some of which may be cast for and others against any resolution in such numbers as the holder may determine.

(a) **Joint Electorate Actions:** The Specified Number of votes in relation to a resolution of the Company on a Joint Electorate Action shall be the total number of votes validly cast on the poll on the equivalent resolution at the Parallel General Meeting of Limited, other than any cast in respect of Limited Disenfranchised Shares, multiplied by the Equalisation Fraction in effect at the time of such General Meeting rounded up to the nearest whole number.

(b) **Class Rights Actions:** On any resolution to approve a Class Rights Action the Specified Number of votes shall be equal to 25.1 per cent., in relation to a Special Resolution, and 50.1 per cent., in relation to an Ordinary Resolution, in each case, of the aggregate number of votes attaching to all classes of issued shares in the Company, including the PLC Special Voting Share, which could be cast on such resolution rounded up to the next whole number.

(c) **Procedural Resolutions:** On any procedural resolution put to a General Meeting at which a Joint Electorate Action is to be considered, the Specified Number of votes which may be cast shall be the greatest number of votes cast on any resolution on a Joint Electorate Action at the Parallel General Meeting of Limited or, if the General Meeting of Limited has not been held and such votes counted by the beginning of the relevant General Meeting, the greatest number of such votes as are authorised to be so cast upon proxies lodged with Limited by such time as the chairman of the meeting may determine, in each case, multiplied by the Equalisation Fraction in effect at the time of such General Meeting and rounded up to the nearest whole number.

(d) **Other decisions:** The Specified Number of votes that may be cast on all other decisions shall be zero.

The PLC Special Voting Share shall not entitle its holder to vote on any show of hands.

On or after the Conversion Date, the holder of the PLC Special Voting Share shall cease to have any right to receive notice of, attend, speak at or vote at any General Meeting.

66.3 Holders of the UK DAS Share, the UK DAN Share and the PLC Special Rights Share, shall, by virtue of their holding respectively of the UK DAS Share, the UK DAN Share and the PLC Special Rights Share, have the right to receive notice of any General Meeting and to attend and speak at a General Meeting only if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the UK DAS Share and/or the UK DAN Share and/or the PLC Special Rights Share or for the winding-up of the Company, in which case they shall only be entitled to vote on such resolution.

66.4 Prior to the Conversion Date, holder(s) of the PLC Special Converting Shares shall, by virtue of their holdings of the PLC Special Converting Shares, have the right to receive notices of any General Meeting and to attend and speak at a General Meeting only if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holder(s) of the PLC Special Converting Shares or for the winding-up of the Company, in which case they shall only be entitled to vote on such resolution.

67 Votes of joint holders

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

68 Chairman's casting vote

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to any other vote he may have.

69 Restriction on voting in particular circumstances

69.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a General Meeting or to exercise any other right conferred by membership in relation to General Meetings if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

69.2 If at any time the Directors are satisfied that any member, or any other person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act 2006) held by such member, has been duly served with a notice under Section 793 of the Companies Act 2006 and is in default for a period of 14 days in supplying to the Company the information thereby required or, in purported compliance with such notice, has made a statement which is false or inadequate in a material particular, then (unless the Directors in their absolute discretion otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "**default shares**", which expression shall include any further shares which are issued in respect of such shares); and

(b) any other shares held by the member,

the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer or pursuant to Article 69.3(b) below) be entitled to attend or vote either personally or by proxy at a General Meeting or to exercise any other right conferred by membership in relation to General Meetings.

69.3 Where the default shares represent 0.25 per cent. or more in nominal value of the issued shares of their class, any Director or the Secretary may in their absolute

discretion by notice (a "**direction notice**") to such member direct that in respect of the default shares:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such dividend or other money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the default shares held by such member shall be registered unless the transfer is an approved transfer or:

    (i) the member is not himself in default as regards supplying the information required; and

    (ii) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares,

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the CREST Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

69.4 The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

69.5 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining, such determination to be made within a period of seven days of the default being duly remedied with written notice thereof being given forthwith to the member.

69.6 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with Article 69.3(b).

69.7 For the purposes of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 793 and either (i) the member has named such person as being so interested or (ii) after taking into account the response of the member to the said notice and any other relevant information, the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; and

(b) a transfer of shares is an "**approved transfer**" if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer (as defined in Section 974 of the Companies Act 2006); or

(ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares, the subject of the transfer, to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through a recognised investment exchange or through any other stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-Article any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

69.8 The provisions of this Article are in addition and without prejudice to the provisions of the Companies Acts.

70 Voting by guardian

Where in England or elsewhere a guardian, receiver or other person, by whatever name called, has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground, however formulated, of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian, receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to General Meetings.

71 Validity and result of vote

71.1 No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting or poll at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

71.2 Unless a poll is taken, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

72 Shareholding limits

72.1

(a) Except as a result of a Permitted Acquisition, a person must not acquire Ordinary Shares or voting control over Ordinary Shares if such acquisition would result in such person being able to exercise:

(i) 30 per cent. or more of the voting rights of Limited without regard to the voting rights attached to the Limited Special Converting Shares; or

(ii) 30 per cent. or more of the voting rights of Limited having regard to the votes capable of being cast on the Limited Special Converting Shares on a Joint Electorate Action; or

(iii) 30 per cent. or more of the voting rights of the Company without regard to the voting rights attached to the PLC Special Voting Share; or

(iv) 30 per cent. or more of the voting rights of the Company having regard to the votes capable of being cast on the PLC Special Voting Share on a Joint Electorate Action,

(each of the above voting rights thresholds being a "**Limit**"). In determining whether or not a person is able to exercise such voting rights there shall be taken into account the voting rights held or controlled by any persons acting in concert with him. For this purpose "**acting in concert**" has the meaning given in the South African Securities Regulation Code on Takeovers and Mergers in relation to Limited and the meaning given in the City Code on Takeovers and Mergers in relation to the Company.

(b) Where any person makes an acquisition other than a Permitted Acquisition, which triggers any of the Limits:

(i) that person, and any other member acting in concert with that person, (each a "**Defaulting Member**") shall be in breach of these Articles; and

(ii) any PLC Ordinary Shares held by such Defaulting Member(s) (or over which voting control is exercised) which cause the relevant Limit to be equalled or exceeded shall be designated as "Excess Shares" for the purposes of this Article 72.

72.2

An acquisition is a Permitted Acquisition if:

(i) the Board consents to the acquisition (provided that such consent shall in no way affect the application of the South African Securities Regulation Code and/or the City Code on Takeovers and Mergers to such acquisition); or

(ii) each of (a), (b) and (c) below is satisfied:

(a) the acquisition is under or pursuant to a procedure:

(i) which applies to both the Limited Ordinary Shares and the PLC Ordinary Shares; or

(ii) which is undertaken for both the Limited Ordinary Shares and the PLC Ordinary Shares at or about the same time;

(b) each such procedure complies with all Applicable Regulation and provisions of the Constitutions; and

(c) the holders of Limited Ordinary Shares on the one hand and the holders of PLC Ordinary Shares on the other hand are afforded equivalent treatment in terms of:

(i) the consideration offered for their shares (having regard to the Equalisation Ratio);

(ii) the information provided to them;

(iii) the time to consider the offer or procedure;

(iv) the conditions to which the procedure is subject; and

(v) the other terms of the procedure.

72.3 The Company shall, as soon as the Board becomes aware that any of the Limits has been triggered, notify in writing each Defaulting Member that such event has occurred.

72.4 The following shall apply to Excess Shares.

(a) As soon as reasonably practicable after the Company gives notice to any Defaulting Members pursuant to Article 72.3, the Company will effect the transfer of the Excess Shares on behalf of the Defaulting Member to the Excess Shares Trustee, as trustee of the Excess Shares Trust for which purpose any Director shall be authorised to execute, as agent for the Defaulting Member, a transfer of the Excess Shares to the Excess Shares Trustee. The Defaulting Member shall, immediately after any trigger of any of the Limits ("**Trigger Date**"), have no rights whatsoever in such Excess Shares (except as provided in paragraphs (c) and (e) below) and, pending such transfer, the Excess Shares shall be held by the Defaulting Member on trust for the Excess Shares Trust.

(b) Any dividends paid or other distributions made on the Excess Shares after the Trigger Date shall, pending transfer of the Excess Shares to the Excess Shares Trustee, be received by the Defaulting Member as trustee for the Excess Shares Trust and shall be paid by or on behalf of the Defaulting Member to the Excess Shares Trustee as soon as possible after the Company has given notice to the Defaulting Member(s) under Article 72.3. Any dividends paid or other distributions made whilst the Excess Shares are held by the Excess Shares Trustee shall be paid or made to the Excess Shares Trustee as trustee of the Excess Shares Trust.

(c) Save to the extent that such Excess Shares have been sold by the Excess Shares Trustee pursuant to paragraph (e) below, upon any liquidation, winding-up or dissolution of the Company a Defaulting Member shall receive for each Excess Share the amount per share of any distribution made upon such liquidation, winding-up or dissolution less any costs incurred by the Company or the Excess Shares Trustee in connection with the transfer or holding of the Excess Shares.

(d) Pending their transfer by the Company on behalf of the Defaulting Member, the Excess Shares shall have no voting rights whatsoever. Whilst the Excess Shares are held by the Excess Shares Trustee, the Excess Shares Trustee shall have the power (but shall not be obliged) to vote the Excess Shares.

(e) The Company shall be entitled to direct the Excess Shares Trustee to sell the Excess Shares to such person or persons as the Company or its agent shall nominate. If such a sale is made, the designation of such PLC Ordinary Shares as Excess Shares shall cease. The Company shall also be entitled to direct that the proceeds of such sale less any costs, duties and commissions incurred in connection with the sale of the Excess Shares on behalf of the Defaulting Member to the Excess Shares Trustee or any sale by the Excess Shares Trustee shall be paid to the Defaulting Member.

72.5 The Board shall have the authority to exercise all rights and powers granted to or vested in the Board or the Company by this Article 72 or as otherwise are necessary to give

effect to this Article 72 including, without limitation to the foregoing, executing documents on behalf of a member and appointing advisers and/or agents to procure the placing of any Excess Shares.

72.6 Any exercise of any power by, and anything done by or on behalf of or on the authority of, the Company under or pursuant to the provisions of this Article shall (in the absence of fraud) be final, conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. To the fullest extent permitted at law, neither the Company nor any of its Directors shall be liable for any actions taken by the Company pursuant to this Article 72.

Proxies and Corporate Representatives

73 Proxy need not be a member

A proxy need not be a member of the Company.

74 Form of proxy

An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and:

(a) in the case of an individual shall be signed by the appointor or his attorney or authenticated in accordance with Article 144; and

(b) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer or representative of the corporation or authenticated in accordance with Article 144.

The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must, failing previous registration with the Company, be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

75 Deposit of form of proxy

75.1 An instrument appointing a proxy must be left at such place or one of such places, if any, as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting, or, if no place is so specified, at the Transfer Office, not less than forty-eight hours (or such shorter period as the Directors may specify in the notice of a General Meeting) before the time appointed for the holding of the meeting or adjourned meeting or, in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting, for the taking of the poll at which it is to be used, and in default shall not be treated as valid.

75.2 In the case of an appointment of a proxy contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in

(i) the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

such appointment must be received at such address not less than forty-eight hours (or such shorter period as the Directors may specify in the notice of a General Meeting) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

Subject to Article 67, where more than one appointment of a proxy is delivered, deposited or received in respect of the same shares, that delivered, deposited or received latest shall prevail; if it is not clear which was delivered, deposited or received latest, none shall be valid.

75.3 A proxy received from the holder of the PLC Special Voting Share will be valid if it is received before the closing of the poll to which it relates.

75.4 An instrument appointing a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An instrument appointing a proxy relating to more than one meeting, including any adjournment thereof, having once been so delivered for the purposes of any meeting, shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

76 Rights of proxy

An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting. The instrument of proxy shall also be deemed to confer authority to vote on any amendment of the resolution put to the meeting for which it is given as the proxy thinks fit.

77 Revocation of proxy

A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of the proxy or of the authority under which the appointment was made unless written notice of such death, insanity or revocation shall have been received by the Company at the Transfer Office at least one hour before the commencement of the meeting or adjourned meeting or, in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting, the time appointed for the taking of the poll at which the vote is cast.

78 Corporations acting by representatives

Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any General Meeting. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company, save that a Director, the Secretary or other person authorised for the purpose by the Secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. Such corporation

shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

Directors

79 Number of Directors

Subject as hereinafter provided the Directors shall not be less than four nor more than twenty in number. The Company may by Special Resolution from time to time vary the minimum number and/or maximum number of Directors.

80 Share qualification

A Director shall not be required to hold any shares in the capital of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings and at any separate meeting of the holders of any class of shares in the Company.

81 Directors' fees

81.1 The ordinary remuneration of the Directors shall from time to time be determined by a disinterested quorum of Directors except that such remuneration, for both executive and non-executive Directors, shall not exceed £2,000,000 per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company and shall, unless such resolution otherwise provides, be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Any fee payable under this Article shall be distinct from any remuneration or other amounts payable to a Director under other provisions of these Articles or payable by Limited under articles 80 to 84 of its Memorandum and Articles.

82 Office of Directors

A Director may be employed by or hold any office of profit under the Company or under any subsidiary or holding company in conjunction with the office of director.

83 Other remuneration of Directors

Any Director who holds any executive office with the Company or Limited, including, for this purpose, the office of Joint Chairman or Deputy Chairman whether or not such office is held in an executive capacity, or who serves on any committee of the Board, or who otherwise performs services in relation to the business of the Combined Group which are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission, participation of profits or otherwise or may receive such other benefits in addition to any remuneration provided for by or pursuant to any provision of these Articles, including, without limitation, costs associated with residing overseas, as a disinterested quorum of Directors may reasonably determine.

84 Directors' expenses

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Board, meetings of any committees appointed pursuant to Article 106 or General Meetings or otherwise in connection with the business of the Company or Limited. A Director may also be paid out of the funds of the Company all expenses incurred by him in obtaining professional advice in connection with the affairs of the Company or the discharge of his duties as a Director.

85 Directors' pensions and other benefits

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to, or to any person in respect of, any person who is or has been at any time a director of the Company or of any company which is or was a Subsidiary or Associated Company of any of the predecessors in business of the Company or any Subsidiary or Associated Company and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

86 Appointment of executive Directors

86.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Joint Chairman, Chief Executive Officer or Deputy Chairman) on such terms and for such period as they may, subject to the provisions of the Statutes, determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

86.2 The appointment of any Director to the office of Joint Chairman, Chief Executive Officer or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

86.3 The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

86.4 The remuneration of any Director appointed to any executive office shall be fixed by a disinterested quorum of Directors and may be by way of salary, commission, participation in profits or otherwise and either in addition to or inclusive of his remuneration as a Director.

87 Powers of executive Directors

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Appointment and Retirement of Directors

88 Age limit

Any provision of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any Director over a specified age, shall not apply to the Company.

89 Retirement at Annual General Meetings

89.1 At each Annual General Meeting held in each year one-third of the Directors, or if their number is not a multiple of three then the number nearest to, but not less than, one-third, shall retire from office. Subject to the Statutes and to the provisions of these Articles, the directors to retire by rotation shall include, so far as necessary to obtain the number required, any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last election or re-election or, if later, deemed election or re-election and so that as between persons who became or were last re-elected directors on the same day those to retire shall, unless they otherwise agree among themselves, be determined by lot. In casting the lot, the provision that a Director must also be a Director of Limited and the corresponding provision of the Limited Memorandum and Articles shall be observed. A retiring Director shall be eligible for re-election. The directors to retire on each occasion, both as to number and identity, shall be determined by the composition of the board at the date of the notice convening the Annual General Meeting. No Director shall be required to retire or be relieved from retiring or be retired by reason of any change in he number or identity of the directors after the date of the notice but before the close of the meeting.

89.2 Each Director (other than a Joint Chairman) and any director holding an executive office) shall retire at each Annual General Meeting following the ninth anniversary of the date on which he was elected by the Company.

89.3 A Director who retires at any Annual General Meeting shall be eligible for re-election unless the Directors otherwise determine not later than the date of the notice of such Meeting.

89.4 A Director may at any Annual General Meeting retire from office and stand for re-election.

90 Re-election of retiring Director

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for election. In the absence of such a resolution the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting a resolution for the re-election of such Director is put to the meeting and lost, or it is expressly resolved not to fill the office being vacated;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where a resolution to elect such Director is void by reason of contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

91 Election of two or more Directors

A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

92 Nomination of Director for election

92.1 No person other than a Director retiring at the meeting shall be eligible for election as a Director at any General Meeting unless there shall have been lodged at the Office:

(a) notice in writing signed or authenticated in accordance with Article 144 by a member, other than the person to be proposed, duly qualified to attend and vote at the meeting or a Director for which such notice is given of his intention to propose such person for election; and

(b) notice in writing (or sufficiently authenticated to the satisfaction of the Directors) signed by the person to be proposed of his willingness to be elected as a Director of the Company and a director of Limited.

The Directors shall nominate for election as a Director at a General Meeting of the Company any person duly nominated for election at the Parallel General Meeting of Limited.

92.2 The notice required under Article 92.1 must be lodged not less than seven Business Days and not more than 28 Business Days, inclusive of the date on which notice is given, before the earlier of the date appointed for the meeting and the date appointed for the Parallel General Meeting of Limited.

93 Election or appointment of additional Director

The Company may by Ordinary Resolution approved in accordance with Article 65 elect, and without prejudice thereto the Directors shall have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that: (i) the total number of Directors shall not thereby exceed the maximum number fixed by or in accordance with these Articles and (ii) the appointment shall not take effect before such Director has been duly appointed as a director of Limited. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

94 Vacation of office

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited or disqualified by Applicable Regulation from acting as a Director;

(b) if he shall resign by notice in writing to the Company and any such notice shall also have effect as the resignation of such person as a director of Limited;

(c) if he:

  (i) shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

  (ii) becomes insolvent, or assigns his estate for the benefit of his creditors or suspends payment or files a petition for the liquidation of his affairs, or compounds with his creditors;

(d) if in the United Kingdom or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground, however formulated, of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person, by whatever name called, to exercise powers with respect to his property or affairs;

(e) if he shall be absent from meetings of the Directors for six consecutive months without leave and the Directors shall resolve that his office be vacated;

(f) if a notice in writing is served upon him, signed by not less than three-quarters of the Directors for the time being, to the effect that his office as Director shall on receipt of such notice *ipso facto* be vacated, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company, such notice may consist of several documents in the like form each signed by one or more Directors;

(g) in the case of a director other than a Joint Chairman and any director holding an executive office, if the Directors shall resolve to require him to resign in accordance with paragraph (b) above and within 30 days of being given notice of such resolution, he shall fail to do so but so that such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract between him and the Company; or

(h) if he shall cease to be a director of Limited.

The office of a Director who is an employee of any member of the Group shall be vacated if such Director ceases to be employed within the Group provided that the person concerned shall be eligible for re-appointment or re-election as a Director.

95 Removal of Director

Subject to Articles 64 and 65, the Company may, in accordance with and subject to the provisions of the Statutes, by Ordinary Resolution of which special notice has been given

remove any Director from office, notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement, and elect another person in place of a Director so removed from office, provided that such person is also elected as a director of Limited at the same time, and any person so elected shall be treated for the purpose of determining the time at which he is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is elected was last elected a Director. In default of such election the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

Meetings and Proceedings of Directors

96 Convening of meetings of Directors

96.1 Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit. At any time any Director may, and the Secretary at the request of a Director shall, summon a meeting of the Directors. Notice of a meeting of the Directors shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing or a similar way to him at his last known address or facsimile number or any other address or facsimile number given by him to the Company for this purpose, and each Director shall, on appointment, be taken to have agreed to the giving of notices in any such manner. A director absent or intending to be absent from both the United Kingdom and South Africa may request the Directors that notices of meetings of the Directors shall during his absence be sent in writing or in a similar way to him at an address or facsimile number given by him to the Company for this purpose but if no such request is made it shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from both the United Kingdom and South Africa. Any Director may waive notice of any meeting and any such waiver may be retroactive.

96.2 Telephone board meetings

The Directors, and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other. A quorum is deemed to be present if those conditions are satisfied in respect of at least the number of Directors required to form a quorum. A temporary break in the telephone link will not invalidate the meeting. Such a meeting shall be deemed to take place where the chairman of the meeting then is. The word "meeting" in these Articles shall be construed accordingly.

96.3 A Director who is unable to attend any meeting of the Directors may authorise any other Director to vote for him at that meeting and in that event the Director so authorised shall at such meeting have a vote for each absent Director by whom he is so authorised in addition to his own vote. Any such authority must be in writing or by cable, facsimile or telex message delivered to or lodged with the Secretary prior to or at the meeting.

97 Quorum

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two unless otherwise

determined by the Board. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. Any Director who ceases to be a Director at a board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the board meeting if no Director objects.

98 Chairman

98.1 The Directors may elect from their number Joint Chairmen and a Deputy Chairman, or two or more Deputy Chairmen, and determine the period for which each is to hold office. The Directors may also remove any of them from such office. If neither Joint Chairmen nor a Deputy Chairman shall have been appointed or if at any meeting of the Directors, neither Joint Chairmen nor a Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

98.2 If at any time there is more than one Deputy Chairman the right in the absence of either Joint Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present, if more than one, by seniority in length of appointment or otherwise as resolved by the Directors.

99 Casting vote

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote.

100 Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies in their number, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors may act only for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

101 Written resolutions

A resolution in writing of all the Directors (being not less in number than a quorum for meetings of the Directors) shall be as valid and effectual as a resolution duly passed at a meeting or the Directors and may consist of several documents in the same or similar form.

102 Validity of proceedings

All acts done by any meeting of Directors, or of any committee or sub-committee of the Directors, or by any person acting as a Director or as a member of any such committee or sub-committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee or sub-committee and had been entitled to vote.

Directors' Interests

103 Directors may have interests

Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any interest of his, a Director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or Limited or in which the Company or Limited is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or Limited in which the Company or Limited is otherwise interested provided that a Director may not accept such office or employment, enter into any such contract, transaction, arrangement or take such interest or receive remuneration in relation to any of the foregoing without the prior approval of a disinterested quorum of Directors;

(c) may, or any firm of which he is a partner, employee or member may, act in a professional capacity for the Company or Limited, other than as Auditor, and be remunerated therefor provided that any appointment so to act and the remuneration for such appointment shall require the prior approval of a disinterested quorum of Directors; and

(d) shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

104 Restrictions on voting

104.1 Save as herein provided, a Director shall not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

104.2 Subject to the provisions of the Statutes, a Director shall, in the absence of some other material interest than is indicated below, be entitled to vote, and be counted in the quorum, in respect of any resolution concerning any of the following matters, namely:

(a) the giving of any security, guarantee or indemnity in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its Subsidiary Undertakings or (ii) a debt or other obligation of the Company or any of its Subsidiary Undertakings for which he himself has assumed responsibility, in whole or in part and whether alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its Subsidiary Undertakings in which offer he is or may

be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(c) any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder, creditor or otherwise, provided that he, together with persons connected with him within the meaning of the Companies Acts, does not have an interest (as that term is used in Part 22 of the Companies Act 2006) in one per cent or more of either the issued equity share capital of any class of such body corporate, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant body corporate, any such interest being deemed for the purpose of this Article to be a material interest in all circumstances;

(d) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its Subsidiary Undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(e) any proposal concerning (i) insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors, or (ii) indemnities in favour of Directors, or (iii) the funding of expenditure by one or more Directors on defending proceedings against him or them, or (iv) doing anything to enable such Director or Directors to avoid incurring such expenditure.

104.3 Where proposals are under consideration concerning the appointment, including without limitation fixing or varying the terms of appointment, of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned, if not debarred from voting under this Article, shall be entitled to vote, and be counted in the quorum, in respect of each resolution except that concerning his own appointment.

104.4 If a question arises at any time as to the materiality of a Director's interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Directors, on which the chairman shall not vote, and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

104.5 Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement whether by signing or otherwise.

105 Directors' interests - general

For the purposes of the two preceding Articles:

(a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract,

transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, transaction or arrangement of the nature and extent so specified;

(b) an interest of a person who is connected (as such expression is defined in the Companies Acts) with a Director shall be treated as an interest of the Director; and

(c) an interest, whether of his or of such a connected person, of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and

(d) in the case of an alternate director, an interest of his appointer shall be treated as an interest of the alternate in addition to any interest which the alternate otherwise has.

Committees of the Directors

106 Appointment and constitution of committees

The Directors may delegate any of their powers or discretions, including, without prejudice to the generality of the foregoing, all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors, to committees. Any such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of one or more Directors and, if thought fit, one or more other named person or persons to be co-opted as hereinafter provided (with the exception of the share schemes sub-committee which may consist of two non-Directors). Insofar as any such power or discretion is delegated to a committee or sub-committee, any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee or sub-committee. Any committee or sub-committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee or sub-committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee or sub-committee.

107 Proceedings of committee meetings

The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

Powers of Directors

108 General powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles

required to be exercised by the Company in General Meeting subject nevertheless to any regulations of the Memorandum and these Articles, to the provisions of the Statutes and to such regulations as may be prescribed by Ordinary Resolution or Special Resolution of the Company, but no alteration of the Memorandum or Articles and no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such alteration or regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

109 Powers and obligations in relation to the DLC Agreements

The Company having entered into the DLC Agreements, from the Effective Time, the Directors are authorised and directed, subject to Applicable Regulation, to carry into effect the provisions of the DLC Agreements and any further or other agreements or arrangements contemplated by or relating to such agreements and nothing done by any Director in good faith pursuant to such authority and obligations (the "**DLC Obligations**") shall constitute a breach of the fiduciary duties of such Director to the Company or to the members of the Company. In particular, but without prejudice to the generality of the foregoing the Directors may, from the Effective Time, in addition to their duties to the Company have regard to the interests of Limited and both the holders of PLC Ordinary Shares and Limited Ordinary Shares as if the Company and Limited were a single unified entity and for that purpose the Directors shall, from the Effective Time, in exercising their powers take into account the interests of the holders of Limited Ordinary Shares.

In the absence of fraud or negligence, neither the Company nor any member(s) shall have the right to bring any proceedings or claims against any Director(s) which arise out of or in connection with anything done in good faith by any Director(s) or the Board pursuant to the DLC Obligations.

110 Local or divisional boards

110.1 The Directors may establish any local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere.

110.2 The Directors may:

(i) appoint any persons to be members of such local or divisional boards, or any managers or agents; and may fix their remuneration;

(ii) delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Directors, with power to sub-delegate; and

(iii) authorise the members of any local or divisional boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and

any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

111 Appointment of attorney

The Directors may from time to time and at any time appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the Directors under these Articles, and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

112 President

The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit, and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Board of Directors.

113 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

114 Borrowing powers

114.1 Subject to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, to indemnify, to guarantee, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part or parts thereof and to issue any debentures (whether secured, unsecured or subordinated and whether convertible into shares of any class) and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

114.2 The Directors shall restrict the borrowings of the Company and exercise all voting and other rights, powers of control or rights of influence exercisable by the Company in relation to its Subsidiary Undertakings (if any) so as to secure (so far, as regards Subsidiary Undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group less the aggregate amount of Current Asset Investments shall not at any time without the previous sanction of an Ordinary Resolution of the Company exceed (i) before the date of the Annual General Meeting in 2008, the sum of €4 billion and (ii) thereafter an amount equal to two and a half times the Adjusted Capital and Reserves.

114.3 For the purpose of this Article:

114.3.1 the "Group" means the Company and Subsidiary Undertakings for the time being;

114.3.2 the "relevant balance sheet" means at any time the latest audited consolidated balance sheet dealing with the state of affairs of the Company and (with or without exceptions) its Subsidiary Undertakings;

114.3.3 the "Adjusted Capital and Reserves" shall mean at any material time a sum equal to the aggregate, as shown by the relevant balance sheet, of the amount paid up on the issued or allotted share capital of the Company and the amount standing to the credit of the reserves (including the profit and loss account and any share premium account or capital redemption reserve) of the Company and its Subsidiary Undertakings included in the consolidation in the relevant balance sheet but after:

(i) deducting therefrom any debit balance on profit and loss account or on any other reserve;

(ii) excluding any amount included in such reserves but set aside for taxation (including deferred taxation) less any sums properly added back in respect of any such amount;

(iii) making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital and/or any such reserves (other than profit and loss account) subsequent to the date of the relevant balance sheet and so that for this purpose if any issue or proposed issue of shares by the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional);

(iv) making such adjustments as may be appropriate in respect of any distribution declared, recommended or made by the Company or its Subsidiary Undertakings (to the extent not attributable directly or indirectly to the Company) out of profits earned up to and including the date of the relevant balance sheet to the extent that such distribution is not provided for in such balance sheet;

(v) making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its Subsidiary Undertakings (including a variation whereby an undertaking becomes or ceases to be a subsidiary undertaking) since the date of the relevant balance sheet;

(vi) if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any undertaking is to become or cease to be a Subsidiary Undertaking of the Company, making all such adjustments as would be appropriate if such transaction had been carried into effect;

(vii) excluding minority interests in Subsidiary Undertakings to the extent not already excluded;

114.3.4 "**moneys borrowed**" shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

(i) the amount of all debentures allotted or issued (whether or not for cash) by any member of the Group which are not for the time being beneficially owned by a company within the Group;

(ii) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any member of the Group or by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(iii) the nominal amount of any allotted or issued and paid up share capital (other than equity share capital) of any Subsidiary Undertaking which is a body corporate of the Company not for the time being beneficially owned by other members of the Group;

(iv) the amount of any other allotted or issued and paid up share capital and of any other debentures or other borrowed moneys (not being shares or debentures which or borrowed moneys the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment whereof is guaranteed (or is the subject of an indemnity granted) by any member of the Group or which any member of the Group may be required to purchase;

(v) the minority proportion of moneys borrowed and owing to a partly-owned Subsidiary Undertaking by another member of the Group;

(vi) the aggregate amount owing by any member of the Group under finance leases (as determined in accordance with any then current International Financial Reporting Standards);

(vii) the principal amount of any book debts of any member of the Group which have been sold or agreed to be sold, to the extent that any member of the Group is for the time being liable to indemnify or reimburse the purchaser in respect of any non-payment in respect of such book debts;

(viii) any part of the purchase price of any movable or immovable assets acquired by any member of the Group, the payment of which is deferred beyond the date of completion of the conveyance, assignment or transfer of the legal estate to such assets or, if no such conveyance, assignment or transfer is to take place within six months after the date on which the contract for such purchase is entered into or (if later) becomes unconditional, beyond that date;

but shall be deemed not to include:

(ix) moneys borrowed by any member of the Group for the purpose of repaying, redeeming or purchasing (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof pending the application for such purpose or, if earlier, the end of such period;

(x) any amounts borrowed by any member of the Group from bankers or others for the purpose of financing any contract up to an amount not exceeding that part of the price receivable under such contract which is guaranteed or insured by the Export Credits Guarantee Department or other like institution carrying on a similar business;

(xi) the minority proportion of moneys borrowed by a partly-owned Subsidiary Undertaking and not owing to another member of the Group;

and so that:

(xii) no amount shall be taken into account more than once in the same calculation but subject thereto (i) to (xi) above shall be read cumulatively; and

(xiii) in determining the amount of any debentures or other moneys borrowed or of any share capital for the purpose of this paragraph 114.3.4 there shall be taken into account the nominal or principal amount thereof (or, in the case of partly-paid debentures or shares, the amount for the time being paid up thereon) together with any fixed or minimum premium payable on final redemption or repayment Provided that if moneys are borrowed or shares are issued on terms that they may be repayable or redeemable (or that any member of the Group may be required to purchase them) earlier than their final maturity date (whether by exercise of an option on the part of the issuer or the creditor (or a trustee for the creditor) or the shareholder, by reason of a default or for any other reason) at a premium or discount to their nominal or principal amount then there shall be taken into account the amount (or the greater or greatest of two or more alternative amounts) which would, if those circumstances occurred, be payable on such repayment or, redemption or purchase at the date as at which the calculation is being made;

114.3.5 in relation to a partly-owned Subsidiary Undertaking the "**minority proportion**" is a proportion equal to the proportion of its issued equity share capital which is not attributable to the Company;

114.3.6 "**Current Asset Investments**" means the aggregate of:

(i) cash in hand of the Group;

(ii) sums standing to the credit of any current or other account of any member of the Group with banks in the United Kingdom or elsewhere to the extent that remittance of the same to the United Kingdom is not prohibited by any law, regulation, treaty or official directive or, where remittance of the same to the United Kingdom is so prohibited, to the extent that the same may be set off against or act as security for any moneys borrowed by such member;

(iii) the amount of such assets as would be included in "Current Assets - Investments" in a consolidated balance sheet of the Group prepared as at the date of the relevant calculation in accordance with the principles used in the preparation of the relevant balance sheet;

less:

(iv) in the case of a partly-owned Subsidiary Undertaking, a proportion thereof equal to the minority proportion; and

(v) an amount equal to any amount excluded from paragraph 114.3.4 by virtue of sub-paragraph 114.3.4(ix).

114.4 For the purposes of the foregoing paragraphs borrowed moneys expressed in or calculated by reference to a currency other than sterling shall be converted into sterling at the relevant rate of exchange used for the purposes of the relevant balance sheet save that moneys borrowed (or first brought into account for the purposes of this Article) since the date of such balance sheet shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) ruling on the date on which such moneys are borrowed (or first taken into account as aforesaid): **provided that** in the case of any bank overdraft or other borrowing of a fluctuating amount (together herein described as an "**Overdraft Account**") the following further provisions shall apply:

114.4.1 if the amount outstanding on an Overdraft Account on a date as at which a calculation is being made for the purpose of the foregoing limit is not more than the amount outstanding on such Overdraft Account at the date of the relevant balance sheet, the whole of such amount shall be converted at the rate of exchange used for the purpose of such balance sheet;

114.4.2 if the amount outstanding on an Overdraft Account on a date as at which the calculation is being made for such purpose exceeds the amount which was outstanding on the same Overdraft Account at the date of the relevant balance sheet (or if the latter amount is nil), an amount equal to the excess shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) on the last Business Day preceding the date as on which the calculation is being made for such purpose and the balance shall be converted at the rate of exchange used for the purpose of the said balance sheet.

114.5 The determination of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned and for the purposes of their computation the Auditors may at their discretion make such further or other adjustments (if any) as they think fit. Nevertheless the Directors may act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit hereinbefore contained is inadvertently exceeded an amount of borrowed moneys equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the Auditors or otherwise the Directors became aware that such a situation has or may have arisen.

114.6 No person dealing with the Company or any of its Subsidiary Undertakings shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

115 Alternate Directors

115.1 Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person, including another Director,

to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors or unless the appointee is another Director, shall have effect only upon and subject to both the approval of the Directors as aforesaid and his appointment by the same person as an alternate director of Limited becoming effective.

115.2 The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

115.3 An alternate Director shall, except when absent from the United Kingdom, be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he, instead of his appointor, were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply, *mutatis mutandis*, to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director, nor shall he be deemed to be a Director for the purposes of these Articles, nor shall he be deemed to be the agent of his appointor.

115.4 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent, *mutatis mutandis,* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

Secretary

116 Secretary

Subject to the Statutes, the Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more deputy and/or assistant secretaries.

Authentication of Documents

117 Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document comprising or affecting the constitution of the Company and any resolution passed at a General Meeting or at a meeting of the Directors or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Transfer Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or the minutes or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that such resolution has been duly passed or, as the case may be, that the minutes are or any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Reserves

118 Establishment of reserves

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

119 Business bought as from past date

Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Dividends

120 Final dividends

Subject to Articles 64 and 65, the Company by Ordinary Resolution, or the Directors by board resolution may declare dividends in accordance with the respective rights of the members, provided that no dividend declared by Ordinary Resolution shall exceed the amount recommended by the Directors.

121 Fixed and interim dividends

Subject to Articles 64, 65 and 109, if and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend as aforesaid.

122 Distribution in *specie*

122.1 Upon recommendation of the Directors, the Company may, by Ordinary Resolution, direct payment of a dividend declared by the Company in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Any such resolution may permit such distribution to be made in whole or in part by the Company transferring the assets to another company in consideration of that other company issuing shares credited as fully paid to the members entitled to the distribution.

122.2 In respect of interim dividends resolved to be paid by the Directors, the Directors may, with the sanction of an Ordinary Resolution of the Company, determine to make payment of such dividends in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company). Any such resolution may permit such distribution to be made in whole or in part by the Company transferring the assets to another company in consideration of that other company issuing shares credited as fully paid to the members entitled to the distribution.

122.3 Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any member upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any assets in trustees as may seem expedient to the Directors.

123 No dividend except out of profits

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

124 Ranking of shares for dividend

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall, as regards any shares not fully paid throughout the period in respect of which the dividend is paid, be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share. If any share is allotted or issued on terms providing that it shall rank for dividend from a particular date, that share shall rank for dividend accordingly.

125 Manner of payment of dividends

125.1 Any dividend or other moneys payable on or in respect of a share shall be paid to the member or to such other person as the member or, in the case of joint holders of a share, all of them may in writing direct. Such dividend or other moneys may be paid (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them, or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct, or (iii) using the facilities of a Relevant System, or (iv) by such other method of payment as the member or, in the case of joint holders of a share, all of them may agree to. Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii) or (iii) above, shall be a good discharge to the Company.

125.2 Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

125.3 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

125.4 The Company may apply any existing dividend mandate in respect of the payment of any dividend to any bank or building society account given by a holder of PLC Ordinary Shares allotted and issued pursuant to the Anglo Demerger Dividend in relation to dividends paid by Anglo American plc (including in relation to the currency of dividends) in respect of the payment of any dividend or other moneys payable on or in respect of a PLC Ordinary Share to holders of PLC Ordinary Shares, unless a holder gives an alternative notification, save that no dividends will be paid in US dollars.

126 Joint holders

If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

127 Record date for dividends

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

128 No interest on dividends

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

129 Retention of dividends

129.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

129.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

130 Unclaimed dividend

130.1 The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of twelve years from the date on which such dividend was declared or became due for payment shall be forfeited and shall cease to remain owing by the Company. For the purpose of this Article, "**unclaimed dividends**" shall include, if a dividend has been paid in respect of the UK DAN Share and/or the UK DAS Share and part or all of such dividend has not been claimed by the beneficiaries under the UK DANT or UK DAST, as the case may be, within a period of 12 years from the date on which such dividend was declared or became due for payment, the amounts so unclaimed.

130.2 Any amounts owing by the Company (other than dividends) to a shareholder (in its capacity as a shareholder) shall be held by the Company on trust until claimed by the shareholder.

131 Waiver of dividend

The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a deed) shall be effective only if such document is signed or authenticated in accordance with Article 144 by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

Capitalisation of Profits and Reserves

132 Capitalisation of profits and reserves

132.1 Subject to the provisions of Articles 63, 64 and 108, the Directors may resolve to capitalise any sum standing to the credit of any of the Company's reserve accounts (including without limitation, any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of the profit and loss account.

132.2 Subject to Article 132.3, such capitalisation shall be effected by:

(i) appropriating such sum on such basis and to such members (whose names are entered on the Register at the close of business on the date of the resolution, or such other date as may be specified therein or determined as therein provided), as, in each case, the Directors may decide; and

(ii) applying such sum on behalf of such members either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them or in paying up in full unissued shares of any class subject, in either case, to any special rights previously conferred on any shares or class of shares for the time being issued.

132.3 The Directors shall not effect any such capitalisation by appropriating any such sum to the holder of the PLC Special Rights Share except in circumstances where any such sum is appropriated to the holder of the PLC Special Rights Share and applied on behalf of such holder in or towards paying up in full unissued UK DAN Shares, UK DAS Shares or PLC Special Converting Shares if, in the case of PLC Special Converting Shares, the issue of such PLC Special Converting Shares to the holder of the PLC Special Rights Share is necessary or expedient in order to maintain the PLC Equivalent Number.

132.4 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company (or any person nominated by the Company) rather than to the members concerned. The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Scrip Dividends

133 Scrip Dividends

133.1 Subject to the provisions of Articles 64, 65 and 109 and as hereinafter provided, the Directors may offer to ordinary shareholders the right to receive, in lieu of all or any dividend, an allotment of new PLC Ordinary Shares credited as fully paid.

133.2 The Directors may either offer such rights of election in respect of the next dividend (or part thereof) proposed to be paid; or may offer such rights of election in respect of that dividend and all subsequent dividends, until such time as the election is revoked; or may allow shareholders to make an election in either form.

133.3 The basis of allotment on each occasion shall be determined by the Directors so that, as nearly as may be considered convenient, the value of the PLC Ordinary Shares to be allotted in lieu of any amount of dividend shall equal, but not be greater than, such amount. For such purpose the value of a PLC Ordinary Share shall be the average of the closing prices of a PLC Ordinary Share on the LSE, as derived from the Daily Official List, on each of the first five days on which the PLC Ordinary Shares are quoted "ex" the relevant dividend.

133.4 If the Directors determine to offer such right of election on any occasion they shall give notice in writing to the ordinary shareholders of such right and shall issue forms of election and shall specify the procedures to be followed in order to exercise such right provided that they need not give such notice to a shareholder who has previously made, and has not revoked, an earlier election to receive PLC Ordinary Shares in lieu of all future dividends, but instead shall send him a reminder that he has made such an election, indicating how that election may be revoked in time for the next dividend proposed to be paid.

133.5 On each occasion the dividend, or that part of the dividend in respect of which a right of election has been accorded, shall not be payable in cash on PLC Ordinary Shares in respect whereof the share election has been duly exercised and has not been revoked (the "**elected PLC Ordinary Shares**"), and in lieu thereof additional shares, but not any fraction of a share, shall be allotted to the holders of the elected PLC Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums for the time being standing to the credit of reserves including, without limitation, any share premium account or capital redemption reserve or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional PLC Ordinary Shares to be allotted on that occasion on such basis and shall apply the same in paying up in full the appropriate number of unissued PLC Ordinary Shares for allotment and issue to and amongst the holders of the elected PLC Ordinary Shares on such basis.

133.6 The additional PLC Ordinary Shares so allotted on any occasion shall rank *pari passu* in all respects with the fully-paid PLC Ordinary Shares of the same class then in issue save only as regards participation in the relevant dividend.

133.7 Article 132 shall apply, *mutatis mutandis,* to any capitalisation made pursuant to this Article.

133.8 No fraction of a PLC Ordinary Share shall be allotted. The Directors may make such provision as they think fit for any fractional entitlements including, without limitation, provision whereby, in whole or in part, the benefit thereof accrues to the Company and/or fractional entitlements are accrued and/or retained and in either case accumulated on behalf of any ordinary shareholder.

133.9 The Directors may on any occasion determine that rights of election shall not be made available to any ordinary shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

133.10 In relation to any particular proposed dividend the Directors may in their absolute discretion decide (i) that shareholders shall not be entitled to make any election in respect thereof and that any election previously made shall not extend to such dividend or (ii) at any time prior to the allotment of the PLC Ordinary Shares which would otherwise be allotted in lieu thereof, that all elections to take shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

133.11 The Directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of the allotment is determined.

134 Dividend Reinvestment

The Directors may implement and maintain in accordance with such terms and conditions as the Directors may determine from time to time a share dividend reinvestment plan or plans for the benefit of the holders of Ordinary Shares of the Company whereby such holders may invest the net cash amount due to them in respect of any dividend (or any part thereof) declared or paid on all or any Ordinary Shares held by them in subscribing for unissued Ordinary Shares in the capital of the Company payable in full or by instalments or in paying up in full or by instalments any unpaid or partly paid Ordinary Shares held by them on the terms of any such plan or elect for any other option in respect of the whole or any part of any dividend on all or any Ordinary Shares.

Accounts

135 Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

136 Copies of accounts for members

A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company, including every document required by law to be comprised therein or attached or annexed thereto, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office. To the extent permitted by Statute and agreed by the members, the documents referred to in this Article may be sent by electronic communication.

Auditors

137 Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

138 Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

Communications with Members

139 Service of notices

139.1 The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to members by electronic means and/or including by making such notices, documents or information available on a website.

139.2 The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

139.3 Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first class mail is not employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

139.4 Any notice, document or information which is sent or supplied by the Company by electronic means and/or by means of a website shall be deemed to have been received by the intended recipient at 9 a.m. on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

139.5 Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

139.6 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

139.7 Subject to the Statutes but notwithstanding anything else in these Articles, a member or other person who would otherwise be entitled to receive any notice or other document, shall not be entitled to receive the relevant document if, on each of the two most recent occasions on which the relevant person shall have been sent any documents by the Company unless since the earliest of those two occasions, the relevant person shall have written to the Company either confirming the correctness of the relevant address shown in the Company's records or supplying a new address to which the documents are to be sent to him.

139.8 The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

140 Joint holders

140.1 Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the Register in respect of the share.

140.2 Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the Register in respect of the share, to the exclusion of the other joint holders. For such purpose, a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded.

140.3 The provisions of this Article shall have effect in place of the Company Communications Provisions regarding joint holders of shares.

141 Deceased and bankrupt members

141.1 A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company:

(a) such evidence as the Directors may reasonably require to show his title to the share,

(b) an address at which notices may be sent or supplied to such person,

whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information so sent or supplied shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

141.2 Save as provided by paragraph 141.1, any notice, document or information sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint holder.

141.3 The provisions of this Article shall have effect in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company.

142 Overseas members

Subject to the Statues, the Company shall not be required to send notices, documents or information to a member who, having no registered address within the United Kingdom or South Africa, has not supplied to the Company an address within the United Kingdom or South Africa for the service of notices. Where a member to whom PLC Ordinary Shares are allotted and issued pursuant to the Anglo Demerger Dividend has previously supplied to Anglo American plc an address within the United Kingdom or South Africa for the service of notices,

the Company may (but shall not be required to) deem such notice also to have been given to the Company for the purposes of this Article 142.

143 Suspension of postal services

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or South Africa the Company is unable to give notice by post in hard copy form of a shareholders' meeting, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised in at least one national newspaper in the country affected by such suspension or curtailment and such notice shall be deemed to have been given on the day when the advertisement appears. In any such case, the Company shall (i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof and (ii) send confirmatory copies of the notice by post to such members if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom and South Africa again becomes practicable.

144 Signature of documents

Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such manner as may be approved by the Directors. The Directors may designate mechanisms for validating any such notice or document, and any such notice or document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

145 Statutory provisions as to notices

Nothing in the preceding Articles 139 to 144 shall affect any provisions of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner.

A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Winding Up

146 Directors' power to petition

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

147 Distribution of assets *in specie*

Subject to Article 6.2, if the Company shall be liquidated, whether the liquidation is voluntary, under supervision, or by the Court, the liquidator may, with the authority of an Extraordinary Resolution, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems

fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no member shall be compelled to accept any shares or other property in respect of which there is a liability.

Destruction of Documents

148 Destruction of Documents

Subject to compliance with the rules (as defined in the CREST Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof, all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof, all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment, all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of use and all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim, regardless of the parties thereto, to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

Indemnity

149 Indemnity

149.1 Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes, every Director and officer of the Company shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 309A(6) of the Companies Act 1985) and (ii) any liability of the kind referred to in Sections 309B(3) or (4) of the Companies Act 1985; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Where a Director or officer is indemnified against any liability in accordance with this paragraph 149.1, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

149.2 Without prejudice to paragraph 149.1 above, the Directors shall have power to purchase and maintain insurance for or for the benefit of (i) any person who is or was at any time a Director or officer of any Relevant Company (as defined in paragraph 149.3 below), or (ii) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

149.3 For the purpose of Article 149.2 above "**Relevant Company**" shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any Subsidiary Undertaking of the Company or of such other body.

149.4 Subject to the provisions of and so far as may be permitted by the Statutes, the Company (i) may provide a Director or officer with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in Section 337A(2) of the Companies Act 1985 and (ii) may do anything to enable a Director or officer to avoid incurring such expenditure, but so that the terms set out in Section 337A(4) of the Companies Act 1985 shall apply to any such provision of funds or other things done.

INTERIM OVERRIDING PROVISIONS

150 Class Rights Actions and Joint Electorate Actions

150.1 Articles 64 and 65 shall not apply at any time prior to the Effective Time and, for the avoidance of doubt, no act of the Company, or resolution of or act done by any meeting of Directors or of any committee or sub-committee of the Directors or by any person acting as a Director or as a member of any such committee or sub-committee prior to the Effective Time shall be invalidated or otherwise affected by the provisions of Article 64 and 65 coming into effect on and from the Effective Time.

150.2 Prior to the Effective Time, Article 66 shall not apply and the following provisions shall apply in its place:

[66.1] Subject to Article 53.4 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a) on a show of hands every member being an individual who is present in person, or, if a body corporate, represented, shall have one vote; and

(b) on a poll, every member who is present in person or by proxy, shall have one vote for each fully paid share of which he is the holder.

[66.2] A holder of the PLC Special Rights Share shall, by virtue of such holding, have the right to receive notice of any General Meeting and to attend and speak at a General Meeting only if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of such holder or for the winding up of the Company, in which care they shall only be entitled to vote on such resolution.

150.3 Prior to the Demerger Dividend Time (as defined in Article 4.3), the quorum for the transaction of business at any General Meeting shall be two members present in person and Article 55 shall be construed accordingly.

151 Shareholding Limits

Article 72 shall not apply at any time prior to the Effective Time and, for the avoidance of doubt, no acquisition of Ordinary Shares or voting control over Ordinary Shares prior to the Effective Time shall be invalidated or otherwise affected by the provisions of Article 72 coming into effect on and from the Effective Time.

152 Directors

Notwithstanding any other provision of these Articles, prior to the Effective Time, for a person to be appointed a Director or to hold office as a Director, such person shall not be required to be appointed as a director of Limited or to hold office or continue to hold office as a director of Limited and no person who is a Director shall be required to vacate the office of a Director by reason of not being a director of Limited, but, for the avoidance of doubt, on and from the Effective Time, these Articles shall apply in full in accordance with their terms and unless a person shall, at or prior to the Effective Time, have been duly appointed as a director of Limited, his office as a Director shall be vacated with effect from the Effective Time.

153 Powers and Obligations in relation to the DLC Agreements

Article 109 shall not apply prior to the Effective Time.

Table of Contents

Article **Page**



Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

FP025

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
6209386

Name of company

* insert full name of company

* Mondi plc

gives notice that:

by special resolution of Mondi plc (the "Company") dated 28 May 2007:

(a) the 49,998 partly paid sterling ordinary shares of £1 each in the Company were redesignated as 5 per cent cumulative preference shares of £1 each. Holders of cumulative preference shares are entitled to fixed cumulative preferential dividends at a rate of 5 per cent per annum and to repayment of the nominal capital paid up on those shares on winding up in priority to any holders of any other classes of shares. Holders are only entitled to attend and vote at a general meeting of the Company if the preferential dividend is six months or more in arrears or the resolution proposed would abrogate, vary or modify the rights attached to the cumulative preference shares; and

(b) the two fully paid sterling ordinary shares in the Company be redesignated as special ordinary shares. Special ordinary shares in the Company shall automatically convert to and rank pari passu with the cumulative preference shares at the Demerger Dividend time (as defined in the Articles of Association of the Company adopted on 28 May 2007). Before the Demerger Dividend time, the special ordinary shares rank pari passu with the PLC Ordinary Shares, having the rights set out in the Articles of Association of the Company.

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation † SECRETARY Date 31/5/2007

Presentor's name address and reference (if any):
Linklaters LLP (AZarraga)
One Silk Street
London
EC2Y 8HQ

For official Use
General Section | Post room

Laserform International 3/00

G

Notice of increase in nominal capital



CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 6209386

Name of company

* Insert full name of company

*Mondi plc

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 28 May 2007 the nominal capital of the company has been increased by £ €3,550,000,004 beyond the registered capital of £ 50,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

PLC Ordinary Shares of €2 each. Holders of PLC Ordinary Shares have voting rights at general meetings of Mondi plc (the "Company"). Dividends may be declared to be paid to holders of PLC Ordinary Shares at the directors' discretion from the distributable profits.

PLC Special Converting Shares of €2 each. The PLC Special Converting Shares do not have any rights to receive dividends or other distributions. On termination of the DLC Structure Sharing Agreement (as defined in the Articles of Association of the Company adopted on 28 May 2007), the PLC Special Converting Shares will automatically convert to and rank pari passu with the PLC Ordinary Shares. The holders of PLC Special Converting Shares have the right to vote at a general meeting of the Company only if a

Please tick here if continued overleaf: x

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 31/5/2007

Presentor's name address and reference (if any) :

Linklaters LLP (AZarraga)
One Silk Street
London
EC2Y 8HQ

For official Use
General Section

Post room



THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

MONDI PLC[1]

1 The Company's name is Mondi plc.

2 The Company is to be a public company.

3 The Company's registered office is to be situate in England and Wales.

4 The Company's objects are:-

4.1

4.1.1 To carry on the business of a holding company in all its branches and for that purpose to acquire and hold either in the name of the Company, or in that of any nominee or trustee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company, corporation or undertaking wherever incorporated or carrying on business and to co-ordinate the policy management and administration of any companies, corporations or undertakings in which the Company is a member or participant or which are controlled by or associated with the Company in any manner;

4.1.2 To carry on all or any of the businesses of general merchants and traders, cash and credit traders, manufacturers' agents and representatives, insurance brokers and consultants, estate and advertising agents, mortgage brokers, financial agents, advisers, managers and administrators, hire purchase and general financiers, brokers and agents, commission agents, importers and exporters, manufacturers, retailers, wholesalers, buyers, sellers, distributors and shippers of, and dealers in, all products, goods, wares, merchandise and produce of every description and to participate in, undertake, perform and carry on all kinds of commercial, industrial, trading and financial operations and enterprises.

4.2 [2]To carry on all or any business of paper, box, carton and packing case makers, timber merchants, treating, shaping or otherwise preparing for sale all kinds of wood, wood products and structures or articles made from wood or recycled wood products in whole or in part, growers, manufacturers, importers, exporters, factors, distributors and agents for the sale of and wholesale and retail dealers in wood, wood products, timber, veneers, plywood, mouldings, wooden structures, articles, goods and products of all kinds, hardboard, fibreboard, cardboard, paper, string, rope and packing and wrapping materials of all kinds whether in their raw state or processed, printers, carriers, carting and haulage contractors, carpenters, joiners,

---

[1] Name changed from Hackplimco No. 119 Plc by Certificate of Incorporation on Change of Name dated 17 April 2007.

[2] As amended by Special Resolution dated 1 May 2007.

woodworkers, general and domestic store keepers and general merchants, traders, factors and agents and to manufacture, repair, buy, sell and deal in all plant machinery, tools, materials, articles and things whatsoever which may conveniently be dealt in by the Company in connection with or ancillary to the said businesses or any of them, or which may be likely to be required by any of the customers of, or persons having dealings with, the Company.

4.3 To carry on any other business or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company hereinbefore or hereinafter authorised or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of the Company's assets or utilising its skills, know-how or expertise.

4.4 To subscribe, underwrite, purchase, or otherwise acquire, and to hold, dispose of, and deal with, any shares or other securities or investments of any nature whatsoever, and any options or rights in respect thereof or interests therein, and to buy and sell foreign exchange.

4.5 To draw, make, accept, endorse, discount, negotiate, execute, and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments or securities.

4.6 To purchase, or otherwise acquire for any estate or interest, any property (real or personal) or assets or any concessions, licences, grants, patents, trade marks, copyrights or other exclusive or non-exclusive rights of any kind and to hold, develop and turn to account and deal with the same in such manner as may be thought fit and to make experiments and tests and to carry on all kinds of research work.

4.7 To build, construct, alter, remove, replace, equip, execute, carry out, improve, work, develop, administer, maintain, manage or control buildings, structures or facilities of all kinds, whether for the purposes of the Company or for sale, letting or hire to or in return for any consideration from any company, firm or person, and to contribute to or assist in or carry out any part of any such operation.

4.8 To amalgamate or enter into partnership or any joint venture or profit/loss-sharing arrangement or other association with any company, firm, person or body.

4.9 To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any company, firm, person or body carrying on any business which the Company is authorised to carry on or possessed of any property suitable for the purposes of the Company.

4.10 To promote, or join in the promotion of, any company, whether or not having objects similar to those of the Company.

4.11 To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgage and charges upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue of debentures, debenture stock or other securities of any description.

4.12 To advance, lend or deposit money or give credit to or with any company, firm or person on such terms as may be thought fit and with or without security.

4.13 To guarantee or give indemnities or provide security, whether by personal covenant or by mortgage or charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by all or any such methods, for the performance of any contracts or obligations, and the payment of capital or principal (together

with any premium) and dividends or interest on any shares, debentures or other securities, of any person, firm or company including (without limiting the generality of the foregoing) any company which is for the time being a holding company of the Company or another subsidiary of any such holding company or is associated with the Company in business.

4.14 To issue any securities which the Company has power to issue for any other purpose by way of security or indemnity or in satisfaction of any liability undertaken or agreed to be undertaken by the Company.

4.15 To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for shares or other securities, whether fully or partly paid up.

4.16 To procure the registration, recognition or incorporation of the Company in or under the laws of any territory outside England.

4.17 To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any purpose which may be considered likely directly or indirectly to further the interests of the Company or of its members.

4.18 (i) To establish and maintain or contribute to any pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any individuals who are or were at any time in the employment or service of the Company or of any associated company, or who are or were at any time directors or officers of the Company or of any associated company, and the wives, widows, families and dependants of any such individuals; to establish and subsidise or subscribe to any institutions, associations, clubs or funds which may be considered likely to benefit any such persons or to further the interests of the Company or of any associated company; and to make payments for or towards the insurance of any such persons.

(ii) To establish and maintain, and to lend or contribute to, any scheme for encouraging or facilitating the holding of shares or debentures or other securities in the Company or any associated company by or for the benefit of its employees or former employees, or those of any associated company, or by or for the benefit of such other persons as may for the time being be permitted by law, or any scheme for sharing profits with its employees or those of its associated companies, and (so far as for the time being permitted by law) to lend money to employees of the Company or of any associated company with a view to enabling them to acquire shares in the Company or any associated company.

(iii) (a) To purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees or auditors of the Company, or of any associated company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any associated company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to the Company or associated company or pension fund; (b) to such extent as may be permitted by law otherwise to indemnify any such person against or from any such liability; and (c) (i) to provide a Director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in Section 337A(2) of that Act and (ii) to do anything to enable a Director to avoid incurring such expenditure.

(iv) In this paragraph 4.17:

(a) an "associated company" is any company (i) which is the Company's holding company or (ii) in which the Company or its holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or (iii) which is in any way allied to or associated with the Company or its holding company or any of the predecessors of the Company or of such holding company, or (iv) which is a subsidiary undertaking of any other associated company; and

(b) "holding company" and "subsidiary undertaking" have the same meanings as in the Companies Act 1985 as amended by the Companies Act 1989.

4.19 To distribute among members of the Company in specie or otherwise, by way of dividend or bonus or by way of reduction of capital, all or any of the property or assets of the Company, or any proceeds of sale or other disposal of any property or assets of the Company, with and subject to any incident authorised, and consent required, by law.

4.20 To do all or any of the things and matters aforesaid in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents, subsidiary companies or otherwise, and either alone or in conjunction with others.

4.21 To do all such other things as may be considered to be incidental or conducive to any of the above objects.

And it is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this Clause (except only if and so far as otherwise expressly provided in any paragraph) shall be separate and distinct objects of the Company and shall not be in any way limited by reference to any other paragraph or the order in which the same occur or the name of the Company.

5 The liability of the members is limited.

6 The Company's share capital is £50,000 divided into 50,000 shares of £1 each[3].

---

[3] Share capital increased to €3,550,000,004 and £50,000 by the creation of 1,750,000,000 PLC Ordinary Shares of €2 each, 25,000,000 PLC Special Converting Shares of €2 each, one UK DAS Share of €1, one UK DAN Share of €1, one Special Rights Share of €1 and one PLC Special Voting Share of €1 by special resolution passed on 28 May 2007. On 28 May 2007, 49,998 partly paid sterling ordinary shares of £1 each were redesignated 5 per cent cumulative preference shares of £1 each having the rights set out in the Articles. On 28 May 2007, two fully paid sterling ordinary shares of £1 each were redesignated as special ordinary shares each having the rights set out in the Articles.

We, the Subscribers to this Memorandum of Association wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of Shares shown opposite our respective names.

	Names and Addresses of Subscribers	**Number of Shares taken by each Subscriber**
1	Hackwood Directors Limited One Silk Street London EC2Y 8HQ Jane Egbune For and on behalf of Hackwood Directors Limited	One
2	Hackwood Secretaries Limited One Silk Street London EC2Y 8HQ Jane Egbune For and on behalf of Hackwood Secretaries Limited	One
	Total Shares Taken:	**Two**

DATED:

Witness to the above Signatures:-

Patricia Shaw

One Silk Street
London
EC2Y 8HQ

Company	Mondi PLC
TIDM	
Headline	Proposed Demerger of Mondi Group from Anglo American plc
Released	11:00 01-Jun-07
Number	PRNUK-0106

Mondi plc

Proposed Demerger of Mondi Group from Anglo American plc

Introduction

Mondi Limited and Mondi plc, collectively the Mondi Group ('Mondi'), today announce the posting of their prospectus (the 'Prospectus') along with the Anglo American plc ('Anglo American') circular (the 'Circular') to Anglo American shareholders in relation to the Mondi demerger from Anglo American and the listing of the ordinary issued share capital on the JSE Limited ('JSE') and London Stock Exchange (the 'Demerger').

The Demerger will result in Mondi being held by way of a dual listed company structure ('DLC Structure'), comprising MLTD, a South African incorporated company holding Mondi's African assets, and MPLC, a UK incorporated company holding Mondi's non African assets.

If the Demerger becomes effective, holders of ordinary shares in Anglo American (the 'Anglo American Shareholders') will receive both ordinary shares in MLTD ('MLTD Ordinary Shares') and ordinary shares in MPLC ('MPLC Ordinary Shares') in proportion to their holdings of existing ordinary shares in Anglo American ('Existing Anglo American Ordinary Shares'), which they will continue to hold. Following the Demerger, Mondi and Anglo American will operate independently of each other as separately listed and publicly traded companies.

The Business of Mondi

Mondi is an integrated paper and packaging group with sales of Euro5,751 million in 2006. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper. In addition, it has merchant operations which focus on Austria and Emerging Europe and newsprint operations in South Africa, the United Kingdom and Russia.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. Furthermore, it has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.

Mondi has production operations in 112 locations across 34 countries. Mondi averaged approximately 34,000 employees during 2006.

Background to and reasons for the Demerger

From its founding by the Anglo American group in South Africa in 1967, and its subsequent expansion into Europe during the 1990s, Mondi has grown to become a leading integrated paper and packaging group.

In October 2005, the Board of Directors of Anglo American announced that it had undertaken a major strategic review of its business that would lead to a rationalisation and simplification of its portfolio, with an increased focus on Anglo American's controlled mining businesses. Following this review, Anglo American announced in February 2006 its plans to list Mondi on the London Stock Exchange and, on 21 February 2007, it announced that approval in principle had been received from the regulatory authorities in South Africa to demerge Anglo American's interests in Mondi through a DLC Structure.

The Directors of Anglo American believe the proposed separation of Mondi from Anglo American reflects the different characteristics of Mondi's paper and packaging business and Anglo American's mining businesses. The Demerger will allow Anglo American and Mondi to pursue the independent strategies that best meet their respective long-term objectives. Additionally, the Demerger should ensure that the value of Mondi's business is more fully recognised by the market as investors are better able to assess its attributes. The Demerger will also enable Anglo American Shareholders to participate more directly in Mondi's future development should they choose to do so.

Summary of the Demerger and Anglo American Share Consolidation

A number of steps are required to give effect to the Demerger and the creation of the DLC Structure. Accordingly, the proposals of the Anglo American Board of Directors (the 'Proposals') involve:

* amendments to Anglo American's articles of association in order to allow the payment of a dividend in specie and to facilitate the Demerger and an Anglo American Ordinary Share consolidation;

* an Anglo American dividend in specie to effect the first stage of the Demerger, resulting in Anglo American Shareholders receiving MPLC Ordinary Shares (pro rata to their holdings in Anglo American and on a one for one basis);

* a MPLC reduction of capital reducing the nominal value of each MPLC Ordinary Share from Euro2.00 to Euro0.05 resulting in the transfer of MLTD Ordinary Shares to holders of MPLC Ordinary Shares (pro rata to their holdings in Anglo American and, in relation to their holdings in MPLC Ordinary Shares, on a one for ten basis);

* a share consolidation of the MPLC Ordinary Shares received by Anglo American Shareholders (on a one for four basis) thereby increasing the nominal value of each MPLC Ordinary Share from Euro0.05 to Euro0.20;

* the various agreements and structures establishing the DLC Structure coming into effect; and

* a share consolidation of Existing Anglo American Ordinary Shares to create new ordinary shares in Anglo American ('New Anglo American Ordinary Shares').

Assuming that the Proposals become effective, subject to rounding down of the fractional entitlements to New Anglo American Ordinary Shares, MLTD Ordinary Shares and MPLC Ordinary Shares, Anglo American Shareholders will receive for every 100 Existing Anglo American Ordinary Shares held:

i. 91 New Anglo American Ordinary Shares,

ii. 10 MLTD Ordinary Shares; and

iii. 25 MPLC Ordinary Shares.

Immediately following implementation of the Proposals, the aggregate number of issued MLTD Ordinary Shares and the aggregate number of issued MPLC Ordinary

Shares will be in the ratio of 2:3.

The individual entitlements of Anglo American Shareholders (other than South African shareholders holding dematerialised shares ('SA Dematerialised Shareholders')) will be calculated by reference to their holdings of Existing Anglo American Ordinary Shares on the Register at the Record Time, being 12.01 a.m. on Monday, 2 July 2007 and individual entitlements of SA Dematerialised Shareholders will be calculated by reference to their holdings at the JSE Record Time, being 5.00 p.m. (South African time) on Friday, 6 July 2007.

Key Features of the DLC Structure

The Mondi Group will be held by MLTD and MPLC, which will be separate entities with separate stock exchange listings. Anglo American Shareholders will receive shares in each of these entities upon implementation of the Demerger, and will have the ability (as will investors generally) to buy and sell shares in these companies independently. However, the agreements to which each of the holding companies will be party will effectively create a single economic group.

1. Separate entities and listings

The JSE has granted a primary listing to MLTD by way of an introduction of the entire issued ordinary share capital of MLTD, in the 'Basic Resources - Forestry and Paper', sector of the JSE List. The JSE has also granted a secondary listing by way of introduction of the entire issued ordinary share capital of MPLC in the 'Basic Resources - Forestry and Paper' sector of the JSE List. Application has been made to the FSA for the MPLC Ordinary Shares to be admitted to the Official List and to the London Stock Exchange and for all of the MPLC Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

2. Holdings of MLTD Ordinary Shares and MPLC Ordinary Shares

Following implementation of the DLC Structure, any ordinary share held in either MLTD or MPLC gives the holder an equivalent effective economic interest in Mondi (see below for details).

3. Unified boards and management

Mondi will operate as a single corporate group. As MLTD and MPLC will be separate corporate entities, they will each continue to have a board of directors, but the MLTD Board and MPLC Board will comprise the same directors. The MLTD Board and the MPLC Board will, in addition to their duties to the company concerned, have regard to the interests of both the holders of MLTD Ordinary Shares ('MLTD Shareholders') and holders of MPLC Ordinary Shares ('MPLC Shareholders') as if the two companies were a single economic enterprise.

4. Equivalent economic interests

Both MLTD Ordinary Shareholders and MPLC Ordinary Shareholders will have equivalent economic and voting interests in Mondi. The economic and voting interests represented by an ordinary share in one company relative to the economic and voting interests of an ordinary share in the other company will be determined by reference to a ratio known as the 'Equalisation Ratio'.

Following the Demerger, the economic and voting interests attached to each MLTD Ordinary Share and each MPLC Ordinary Share will be the same, on the basis that the initial Equalisation Ratio will be 1:1.

5. Voting arrangements

Under the terms of the DLC Agreements, the Articles of Association of MLTD and the Articles of Association of MPLC, special voting arrangements are in place

so that the shareholders of both companies effectively vote together as a
single decision-making body on matters affecting the shareholders of each company in similar ways ('Joint Electorate Actions'). For so long as the Equalisation Ratio remains 1:1, each MLTD Ordinary Share will effectively have the same voting rights as each MPLC Ordinary Share on Joint Electorate Actions.

6. Cross guarantees

On implementation of the DLC Structure, MLTD and MPLC will each execute a Deed Poll Guarantee as a result of which it is anticipated that both MLTD and MPLC will share the same credit rating. Creditors of MLTD and MPLC entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were owed by Mondi.

7. Restrictions on takeovers of one company only

The Articles of Association of MLTD and the Articles of Association of MPLC ensure that a person cannot gain control of one company without having made an equivalent offer to the shareholders of both companies on equivalent terms.

Dividend Policy

Following the Demerger, Mondi intends to pursue a dividend policy that reflects its strategy of disciplined and value creating investment and growth with the aim of offering its shareholders long term dividend growth. The Directors intend that the final and interim dividends will generally be paid in May and September in the approximate proportions of two-thirds (final dividend) and one-third (interim dividend). The Directors intend that Mondi will pay an interim dividend in September 2007, in the absence of unforeseen circumstances, with respect to the six-month period to 30 June 2007.

Mondi will target a dividend cover range of two to three times on average over the cycle, although the payout ratio in each year will vary in accordance with the business cycle and will be subject to Mondi having sufficient distributable reserves.

Debt Allocation

Mondi's financing requirements, to the extent not financed out of cash generated from operations, has historically been financed through a combination of equity and debt. Debt has been provided from bank loans made to Mondi and loans from Anglo American. On the date the Demerger becomes effective, Mondi expects to have net debt of approximately Euro1.5 billion, of which approximately Euro0.9 billion will be owed to existing external lenders to Mondi and the balanc will be owed under a new Euro1.55 billion banking facility. Mondi intends to refinance all of its existing debt to Anglo American at or shortly prior to completion of the Demerger out of the new multi-currency revolving credit facility.

MLTD and MPLC Boards of Directors

Name	Age	Nationality	Position
Sir John Parker	65	British	Joint Chairman (Non-executive director)
Cyril Ramaphosa	55	South African	Joint Chairman (Non-executive director)
David Hathorn	45	South African and Austrian	Chief Executive Officer (Executive director)
Paul Hollingworth	47	British	Chief Financial Officer (Executive director)

David Williams	61	British	Senior Independent Non-executive director
Colin Matthews	51	British and Canadian	Independent Non-executive director
Imogen Mkhize	45	South African	Independent Non-executive director
Anne Quinn	55	New Zealander and Irish	Independent Non-executive director

The business addresses of the directors listed above are 44 Main Street, Johannesburg 2001, South Africa in the case of MLTD and Building 1, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, United Kingdom in the case of MPLC.

Expected Mondi Group Ordinary Share Capital upon Admission

	Authorised		Expected maximum issued and fully paid or credited as fully paid	
	Number	Amount	Number	Amoun
MPLC ordinary shares of Euro0.20 each	3,084,508,780	Euro 616,901,756.00	369,627,980	Euro73,925
MLTD ordinary shares of R0.20 each	250,000,000	R50,000,000.00	147,851,192	R29,570,238.4

Expected Timetable

The notice convening an Extraordinary General Meeting of Anglo American for 4.00 p.m. (UK time) on Monday, 25 June 2007 at 20 Carlton House Terrace, London, United Kingdom SW1Y 5AN, is set out in the Circular. At that meeting, approval from the Anglo American Shareholders will be sought for the Demerger and related Proposals. This will be followed by a Court hearing at 10.00am on Monday 2, July 2007 to seek approval of the reduction of capital of MPLC. On Monday 2 July 2007, MLTD Ordinary Shares and MPLC Ordinary Shares will commence trading on the JSE on a conditional basis, and MPLC Ordinary Shares will commence trading on the London Stock Exchange on a conditional basis. It is expected that the Demerger will become effective and the shares in MLTD and MPLC will be admitted and commence unconditional trading on Tuesday, 3 July 2007.

Anglo American Shareholders on the Anglo American register of members at 12.01 a.m. on Monday, 2 July 2007 (other than SA Dematerialised Shareholders) will receive 2 MLTD Ordinary Shares and 5 MPLC Ordinary Shares for every 20 Existing Anglo American Ordinary Shares that they hold. The entitlements of SA Dematerialised Shareholders will be calculated by reference to their holdings of Existing Anglo American Ordinary Shares at 5.00 p.m. (South African time) on Friday, 6 July.

If the reduction of capital or Admission does not occur on Tuesday, 3 July 2007, all conditional dealings will be suspended. If it cannot be confirmed that the reduction of capital and Admission will become effective on Wednesday, 4 July 2007, all conditional dealings on Monday, 2 July 2007 will be of no effect. If the reduction of capital and Admission will not become effective by Friday, 6 July 2007, Anglo American will acquire all the MPLC Ordinary Shares and allot (by Monday, 9 July 2007) New Anglo American Ordinary Shares to the

MPLC Ordinary Shareholders instead.

Prospectus and Circular Distribution

Copies of the Prospectus and the Circular will be available on www.mondidemerger.com from Friday, 1 June 2007. Copies of the Prospectus may be obtained during normal business hours from Friday, 1 June 2007 until Tuesday, 3 July 2007, both days inclusive, at the following addresses:

* the registered office of MLTD, 44 Main Street, Johannesburg, 2001, South Africa;
* the registered office of MPLC, Building 1, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, United Kingdom;
* the offices of UBS South Africa (Proprietary) Limited, 64 Wierda Road East, Wierda Valley, Johannesburg, 2196, South Africa; and
* the offices of Anglo American plc, 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom.

1 June 2007

Advisers

Joint sponsors to MPLC in the UK: Goldman Sachs International and UBS Limited

Sponsor to MLTD and MPLC on the JSE: UBS South Africa (Proprietary) Limited

Legal adviser to MPLC and MLTD as to English law: Linklaters LLP

Legal adviser to MPLC and MLTD as to South African law: Webber Wenzel Bowens

Legal Adviser to the joint sponsors as to English law: Allen & Overy LLP

Auditors and reporting accountants: Deloitte & Touche LLP

Notes to the Editors

1. Upon the Demerger becoming effective, the Mondi Group will be held by way of a dual listed company structure comprising MLTD and MPLC.
2. The JSE has granted a primary listing to MLTD by way of an introduction of the entire issued ordinary share capital of MLTD, in the 'Basic Resources - Forestry and Paper', sector of the JSE List. The JSE has also granted a secondary listing by way of introduction of the entire issued ordinary share capital of MPLC in the 'Basic Resources - Forestry and Paper' sector of the JSE List. Application has been made to the FSA for the MPLC Ordinary Shares to be admitted to the Official List and to the London Stock Exchange and for all of the MPLC Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. MPLC will be included in the 'Forestry and Paper' sector of the London Stock Exchange List. Unconditional dealings in MPLC Ordinary Shares on the London Stock Exchange are expected to commence at 8.00 a.m. (UK time) on Tuesday, 3 July 2007. Unconditional dealings in MLTD Ordinary Shares and MPLC Ordinary Shares on the JSE are expected to commence at 9.00 a.m. (South African time) on Tuesday, 3 July 2007.
3. The Demerger is conditional upon, amongst other things, the approval of resolutions by the Anglo American Shareholders at the Extraordinary General Meeting of Anglo American to be held at 4.00 p.m. on Monday, 25 June 2007, and the approval of the reduction of capital by the Court at the court hearing at 10.00 a.m. on Monday, 2 July 2007. (As mentioned in the Circular, another of the conditions is the giving of clearances by HM

Revenue and Customs. At the time of printing the Circular, the already given on the basis of advanced proposals for the Demerger were in the process of being refreshed to reflect minor changes to the proposals. Updated clearances have now been obtained.)

The information in this summary should be read in conjunction with the full text of the Prospectus and Circular. Terms used in this press release but not defined herein have the meaning given to them in the Prospectus.

This press release has been issued by and is the sole responsibility of Mondi.

Goldman Sachs International which is regulated in the United Kingdom by the FSA, UBS Limited and UBS South Africa (Proprietary) Limited are acting exclusively for Anglo American and Mondi and no one else in connection with the proposed Demerger and Admission and will not be responsible to anyone else for providing the protections afforded to respective customers of Goldman Sachs International, UBS Limited and UBS South Africa (Proprietary) Limited or for providing advice in relation to the proposed Demerger and Admission or the contents of this announcement.

This press release does not comprise listing particulars or a prospectus relating to Mondi Limited, Mondi plc or Anglo American and does not constitute an offer or invitation to purchase or subscribe for any securities of Mondi or Anglo American and should not be relied on in connection with a decision to purchase or subscribe for any such securities. This press release does not constitute a recommendation regarding the securities of Mondi or Anglo American and has been issued in compliance with the Listings Requirements of the JSE.

This announcement does not constitute a recommendation concerning the Demerger, and should not be construed as legal, business, tax or investment advice. The value of shares can go down as well as up. Past performance is not a guide to future performance. Anglo American Shareholders should consult a professional adviser as to the suitability of the Demerger for the individual concerned.

None of the MPLC Ordinary Shares, the MLTD ordinary Shares or the Anglo American Ordinary Shares will be, or is required to be, registered under the US Securities Act of 1933, as amended. None of the MPLC Ordinary Shares, the MLTD Ordinary Shares or the Anglo American Ordinary Shares referred to in this announcement have been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

The financial information concerning Mondi or Anglo American contained in this announcement does not amount to statutory accounts within the meaning of Section 240 of the UK Companies Act 1985.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

The distribution of this document in jurisdictions other than the United Kingdom or the Republic of South Africa may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF

APPLICABLE LAW.

END

Close


LFM
GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 06209386

Company Name in full Mondi plc

	Day	Month	Year		Day	Month	Year
Date of appointment	16	05	2007	† Date of Birth	18	01	1946

Appointment form — Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title: Mr — *Honours etc:

Forename(s): David Michael

Surname: Williams

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 29 Fort Road

Post town: Guildford — Postcode: GU1 3TE

County / Region: Surrey — Country: United Kingdom

† Nationality: British — † Business occupation: Director

† Other directorships (additional space overleaf): CURRENT APPOINTMENTS: Bunzl Jersey Limited

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 13/6/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13/6/2007

A7767758 (** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Kate Cooper
Linklaters
One Silk Street
London
EC2Y 8HQ — Tel 020 7456 2000
DX number DX10 — DX exchange CDE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

† Directors only.

† Other directorships

George Wimpey Plc

Tullow Oil Plc

Tormead Limited

Tormead Enterprises Limited

[See continuation sheet]

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number	**06209386**
Other current directorships of David Michael Williams:	The Rory Peck Trust
	The Rory Peck Trading Company Limited
	Meggitt Plc

33,000 Employees.
113 Operations.
35 Countries.
One Mondi.


RECEIVED
2008 MAR 21 A



Mondi Group
Half-Yearly Report 2007


mondi

Financial summary

Highlights

Group revenue up 7% at €3.1 billion.

EBITDA up 23% at €421 million.

Underlying operating profit up 46% at €243 million driven by an improved operating performance across the Group, significant pick up in the trading environment in Mondi Packaging and a major turnaround in the South African operations within Mondi Business Paper.

Successful listing of Mondi Group on the JSE and LSE on 3 July 2007 completes the demerger from Anglo American plc.

€ million, except for percentages and per share measures	**Six months June 2007**	Six months June 2006	Half year change %
Group revenue	**3,052**	2,857	+7
EBITDA[1]	**421**	343	+23
Underlying operating profit[2]	**243**	166	+46
Underlying profit before tax[3]	**203**	125	+62
Reported profit before tax	**250**	64	
Basic pro forma earnings per share (€ cents per share)[4]	**31.9**	2.7	
Underlying pro forma earnings per share (€ cents per share)[4,5]	**22.6**	11.9	+90
Headline pro forma earnings per share (€ cents per share)[4,5]	**17.3**	12.1	+43
Interim dividend per share (€ cents per share)	**7.3**	N/A	N/A
Cash inflow from operations	**356**	229	+55
Group ROCE[6]	**10.0%**	8.2%	+22

Notes:

1 EBITDA is operating profit of subsidiaries and joint ventures before special items, depreciation and amortisation.

2 Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

3 Underlying profit before tax is reported profit before tax before special items.

4 The calculation of basic earnings, underlying earnings and headline earnings per share has been based on the actual number of shares issued on Admission to the Johannesburg and London Stock exchanges of 514,137,127 shares.

5 The Group has presented underlying earnings per share to exclude the impact of special items in order to present an additional comparison for the periods shown in the combined condensed and consolidated income statement, and headline earnings per share to exclude the impact of special items apart from demerger costs that have been reflected as special items.

6 Group return on capital employed (ROCE) is an annualised measure based on underlying operating profit plus share of associates net earnings divided by average trading capital employed.

Introduction

"I am very pleased that Mondi's first set of results as an independent Group shows a substantial recovery in operating profits and reflects an improved operating performance and trading environment across all business areas.

In the second half we expect to see continued pressure from rising input costs and weakness of the US dollar. However, the positive trends in Mondi's key business segments are expected to continue and the Board is confident of achieving good progress for the year as a whole."

David Hathorn
Mondi Group Chief Executive



Welcome to Mondi's first Half-Yearly Report, following the completion of our demerger from Anglo American plc in July.

Mondi's vision as an independent Group is to be the best performing paper and packaging business in the world – achieving the best returns for our shareholders, satisfying our customers, operating sustainably and engaging with our employees and the communities we serve.

Our strategy will continue to be to increase the value of our business through profitable growth, with a strong focus on emerging economies, including our existing positions in South Africa and Central and Eastern Europe, including Russia.

Mondi has a "Dual Listed Company" structure, with primary listings in Johannesburg and London. We have two holding companies, Mondi Limited and Mondi plc, but we are very much one Mondi. Shareholders in each company have equivalent economic and voting interests and we are one business, with the same Board members and management team.

I am very pleased that Mondi's first set of results as an independent Group shows a substantial recovery in operating profits and reflects an improved operating performance and trading environment across all business areas.

I look forward to continuing to report to you on our progress.

performance overview

The Group experienced a substantial improvement in operating performance in the first half of 2007, with underlying operating profit of €243 million up €77 million or 46% on the first half of 2006. We saw an improved operating performance across the Group and a significant pick up in the trading environment in Mondi Packaging, with price increases achieved across all major paper grades.

Mondi Business Paper also benefited from the improved operability of the PM31 paper machine in Merebank, South Africa, as well as modest increases in uncoated woodfree paper pricing. These positive developments were partially offset by significant inflation in fibre costs (wood, pulp and recycled fibre) as a result of strong Chinese fibre demand and alternative uses for wood in Europe.

Mondi Packaging's underlying operating profit increased by €48 million, up 49%, with the Corrugated Business benefiting from higher containerboard prices, coupled with some improvement in the converting operations and better performances in both the Bag and Flexibles Businesses. Mondi Business Paper's underlying operating profit increased by €34 million, or 74%, principally because of a significant turnaround in the South Africa operations. This was due to a restructuring of the business resulting in the improved operating performance of the PM31 paper machine in Merebank following the rebuild in 2005 and cost reductions throughout the business.

Mondi Packaging South Africa's underlying operating profit was in line with the prior year (rand exchange rate adversely impacted translation of results into euros), but was up 25% in local currency on the back of improved pricing and demand. Corporate costs were higher as a result of establishing Mondi's own corporate presence through the demerger from Anglo American plc.

Underlying operating margin was 8.0% (2006: 5.8%) reflecting the good operating performance and improvement in pricing, which was partially offset by input cost pressures. The Group achieved €73 million in cost savings and profit improvement initiatives in the first half of 2007, partly compensating for higher fibre and other input costs. The improved operating performance and lower capital employed in the current period meant that the Group's return on average capital employed to June 2007 was 10.0% versus 8.2% in the prior year.

Underlying pro forma earnings per share, calculated based on the combined number of ordinary shares for Mondi Limited and Mondi plc in issue on Admission to the Johannesburg and London stock exchanges for the period, were 22.6 euro cents per share, up 90% on the first half of 2006. The Group will pay a maiden interim dividend of 7.3 euro cents per share.

Mondi Packaging

€ million	Six months June 2007	Six months June 2006	Half year change %
Segment revenue	**1,736**	1,550	+12
– of which inter-segment revenue	**19**	23	
EBITDA	**237**	191	+24
Underlying operating profit	**146**	98	+49
Corrugated Business	**66**	39	+69
Bag Business	**64**	49	+31
Flexibles Business	**16**	10	+60
Capital expenditure	**60**	106	-43
Net segment assets	**2,551**	2,412	+6
Return on net segment assets (%)[7]	**11.0%**	9.0%	+22

Notes:

7 Return on net segment assets is an annualised measure based on underlying operating profit divided by average net segment assets.

Mondi Packaging results benefited from record production, ongoing productivity and efficiency gains, an improved trading environment and the restructuring actions taken in 2006. This was mitigated by increased wood and recycled paper costs which were up 27% and 26% respectively on the comparable period.

Within the Corrugated Business, the positive containerboard price trends and demand growth which were seen in 2006 have continued into 2007. Kraftliner prices were almost flat compared to the end of 2006, but up by some 15%[1] compared to the first half of 2006 with white top kraftliner up 4%[1]. Corrugated box prices increased, reflecting the passing on of containerboard price increases; however, profit margins remain at an unsatisfactory level and further box price increases are required. The increase in profits was supported by the restructuring of the downstream corrugated packaging operations in 2006.

The Bag Business recorded improved kraft paper prices and volumes and is further benefiting from the acquisition of Stambolijski in the second half of 2006. The Bag Business downstream converting operations also saw a strong improvement in demand in the first half, mainly from the construction industry, leading to an unusually high sales volume increase of 4%.

Improvement in the Flexibles Businesses was mainly driven by price increases and efficiency enhancements and also includes the benefit from acquisitions made in the second half of 2006.

Mondi Packaging delivered €33 million of profit improvements and cost savings in the period.

A record packaging paper production output was achieved (production volumes up 5%) with 5 out of 13 paper mills achieving new production records in the period. In addition, the Swiecie mill successfully completed the major rebuild of PM1.

During the period, the 40% associate equity stake in Bischof + Klein GmbH was disposed of for €57 million, resulting in a profit on sale of €19 million. In addition, to avoid a mandatory offer for the minority interests in Mondi Packaging Paper Swiecie S.A. following Mondi's demerger from Anglo American plc, a 5.3% stake in Swiecie was disposed of for €66 million, resulting in a profit on sale of €57 million (Mondi's ownership post disposal is 66%).

On 6 July 2007 Mondi Packaging announced the acquisition of 53.56% of Tire Kutsan, a Turkish corrugated packaging company, and 100% of the Austrian based Unterland flexible packaging operations, both subject to regulatory approval. The debt free enterprise valuation of these acquisitions is €190 million and €74 million respectively. Both these acquisitions are exciting additions to the Mondi Group and strengthen our packaging division in two of its key segments of corrugated and flexibles.

Finalisation of the level of available support from the Polish authorities for the approved €350 million 470,000 tonne lightweight recycled containerboard machine and new 250 million m² per annum corrugated box plant at the Mondi Packaging Paper Swiecie S.A. mill in Poland is progressing well. The completion date is estimated to be mid to late 2009.

1. Source FOEX: PIX Packaging Europe Index Histo

Mondi Business Paper

€ million	Six months June 2007	Six months June 2006	Half year change %
Segment revenue	**966**	958	+1
– of which inter-segment revenue	**86**	75	
EBITDA	**149**	114	+31
Underlying operating profit	**80**	46	+74
Capital expenditure	**52**	84	-38
Net segment assets	**2,180**	2,157	+1
Return on net segment assets (%)[7]	**6.4%**	5.0%	+28

Notes:

7 Return in net segment assets is an annualised measure based on underlying operating profit divided by average net segment assets.

The increase in underlying operating profit was largely driven by the significant improvement in the South African operations. The operational difficulties experienced in the first half of 2006, following the 2005 rebuild of PM31 in Merebank, have now largely been addressed. The overall restructuring of the South African operations is progressing well.

Uncoated woodfree production was 7.2% higher (continuing operations) than the first half of 2006, supported by good performances at our Slovakian and Russian mills. Total pulp production was up 10%, with the Richards Bay RB720 pulp line operating at improved rates following commissioning in 2005.

The average uncoated woodfree paper price improvements of 5-6% since the beginning of the year were mostly offset by higher pulp input costs at the non-integrated mills and higher purchased wood costs. The overall fibre cost increase has been mitigated by our own low cost wood resources in South Africa and Russia. Cost savings and profit improvement initiatives contributed €37 million during the period.

Further increases in paper prices are required for returns to reach acceptable levels. Whilst industry mill operating rates have improved to over 90% (but traditionally soften as we move into the European summer) we do expect to see further improvement in operating rates post the European summer, helped by some industry plant closure announcements and the normal post-summer pick up in demand.

Mondi Business Paper will be taking usual downtime in the second half for planned maintenance shuts at its major mills. In addition, the headbox at the PM31 paper machine will be further modified to ensure optimum performance, a process which is scheduled to take up to 3 weeks. This will in total result in a capacity reduction of 35,000 tonnes in the second half.

Mondi Business Paper is making good progress in obtaining the necessary operating permits and agreement of governmental support for the approved €525 million modernisation and expansion at the Syktyvkar mill in Russia. Planning for the project is progressing well with completion expected by mid 2010.

Mondi Packaging South Africa

€ million	Six months June 2007	Six months June 2006	Half year change %
Segment revenue	**173**	185	-6
– of which inter-segment revenue	**17**	13	
EBITDA	**21**	21	—
Underlying operating profit	**15**	15	—
Capital expenditure	**14**	16	-13
Net segment assets	**208**	202	+3
Return on net segment assets (%)[7]	**17.1%**	19.1%	-10

Notes:
7 Return in net segment assets is an annualised measure based on underlying operating profit divided by average net segment assets.

Demand across all business segments has been strong, largely due to an increase in local consumption and a good agricultural season. Underlying operating profit was 25% higher in local currency versus the first half of 2006, also benefiting from a good operational performance. However, as a result of the significantly weaker rand exchange rate, this improved result is flat year-on-year on translation into euro.

The Springs mill optimisation project, costing €12 million, is on track for commissioning in August 2007. The Felixton optimisation project, costing €25 million, which is due for commissioning in March 2008, is progressing well and will, when complete, enable Felixton to produce lighter weight paper and increase production by 50,000 tonnes of fluting.

Regulatory approval was received on 4 July 2007 for the €100 million acquisition of Lenco, a rigid plastics business. Lenco will be consolidated from the beginning of the second half of 2007.

Merchant and Newsprint businesses

€ million	Six months June 2007	Six months June 2006	Half year change %
Segment revenue	**286**	260	+10
– of which inter-segment revenue	**1**	—	
EBITDA	**27**	22	+23
Underlying operating profit	**16**	12	+33
Capital expenditure	**8**	2	+300
Net segment assets	**284**	251	+13
Return on net segment assets (%)[7]	**12.3%**	7.7%	+60

Notes:
7 Return in net segment assets is an annualised measure based on underlying operating profit divided by average net segment assets.

Merchant and Newsprint underlying operating profit at €16 million is up 33% on the first half of 2006. This is due to improved pricing and volumes at Europapier and improved prices and lower input costs at Aylesford. Mondi Shanduka Newsprint underlying profit was higher in local currency but lower in euros as a result of the weaker rand.

Corporate and other businesses

Corporate costs were €9 million higher than in the first half of 2006 due to Mondi establishing itself as an independent business, with certain functions previously performed by Anglo American plc now being resourced by the Mondi Group.

Supplementary Group financials

Operating special items

The pre-tax charge of €8 million is fully described in note 4 to the accounts and is mainly made up of an asset impairment and charges relating to retention arrangements.

Net profit on disposals

Net profit on disposal includes the sale of Bischof + Klein GmbH (€19 million profit), the sale of a 5.3% stake in Mondi Packaging Paper Swiecie S.A. (€57 million profit), and the sale of various Corrugating converting operations (€8 million profit). These have been separately identified given their materiality. The Corrugated converting operations, which were held for sale at the end of 2006, were disposed of as part of a restructuring programme to improve the Corrugated results.

Special finance charges

As part of the demerger from Anglo American plc, certain long term loans in South Africa were closed out at a cost of €29 million, representing largely the interest foregone on the settlement of the loans. Given the materiality of this amount, the Board believe that it is more appropriate to disclose this separately on the income statement.

Net finance costs

Net finance costs of €42 million, before special financing items, are €3 million lower than 2006 (€45 million) following the debt restructuring in South Africa with Anglo American plc. It should be noted that, going forward, finance costs will reflect Mondi's new capital structure.

Taxation

The effective tax rate at 30% was 3.6% lower than in 2006 due to the higher level of non deductible expenditure in 2006 and fewer prior year adjustments.

Minority interests

Minority interests were €4 million higher than the first half of 2006 with higher earnings at the main non-wholly owned subsidiaries of Mondi Packaging Paper Swiecie S.A. and Mondi Business Paper (Ruzomberok) partly offset by the benefit in 2006 of higher income on green energy credits and CO_2 emission sales at both Swiecie and Ruzomberok.

Underlying pro forma earnings per share

Underlying pro forma earnings per share have been calculated based on the number of ordinary shares in issue on Admission to the Johannesburg and London stock exchanges on 3 July 2007. The potential dilutive impact of the share schemes' awards coming into effect on or after 3 July 2007 will only be assessed in the Group's 2007 annual financial statements.

On a pro forma basis, underlying earnings per share were up 90% following the improved operating result.

Interim dividend

A maiden interim dividend of 7.3 euro cents per share will be paid on 17 September 2007 to those shareholders on the register of Mondi plc on 31 August 2007.

An equivalent interim dividend will be paid in South African rand on 17 September 2007 to shareholders on the register of Mondi Limited on 31 August 2007. Holders of Mondi Limited Depositary Interests who hold their interests through the Lloyds TSB Registrars Corporate Nominee will receive their dividend in UK sterling on 25 September 2007.

The Board intend that the final and interim dividends will be paid in approximate proportions of two thirds (final) and one third (interim).

Cash flow and borrowings

Cash inflows from operations of €356 million were €127 million up on the comparable period, benefiting from improved trading and tighter control of working capital. Capital expenditure in the period of €139 million was €39 million lower than depreciation. Capital expenditure is expected to increase in the second half as several capital projects are scheduled to take place, when a number of the large paper mills take maintenance downtime during the second half.

Mondi has now entered into new borrowing facilities and repaid the intercompany debt owed to its former parent Anglo American plc. As at 30 June 2007, Mondi had committed debt facilities of €2,648 million (at an average maturity of 3.7 years) of which €1,473 million was undrawn.

Current year outlook

In the second half we expect to see continued pressure from rising input costs and weakness of the US dollar. However the positive trends in Mondi's key business segments are expected to continue and the Board is confident of achieving good progress for the year as a whole.

Independent review report to Mondi Limited

Introduction

We have been instructed by the company to review the financial information of the Mondi Group for the six months ended 30 June 2007 which comprises a combined condensed consolidated income statement, a combined condensed consolidated balance sheet, a combined condensed consolidated cash flow statement, a combined consolidated statement of total recognised income and expense and notes 1 to 16. We have read the other information contained in the half-yearly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The half-yearly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly report in accordance with the basis of preparation set out in Note 1, the JSE Listing Requirements and the requirements of IAS 34 which require that the accounting policies and presentation applied to the half-yearly figures are consistent with those applied in preparing the preceding audited financial information except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in International Standards on Review Engagements 2410 – "Review of Interim Financial Information performed by Independent Auditors of the Entity" issued by the IASB. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche
Per C Sagar
Partner
1 August 2007

Note:
A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Independent review report to Mondi plc

Introduction

We have been instructed by the company to review the financial information of the Mondi Group for the six months ended 30 June 2007 which comprises a combined condensed consolidated income statement, a combined condensed consolidated balance sheet, a combined condensed consolidated cash flow statement, a combined consolidated statement of total recognised income and expense and notes 1 to 16. We have read the other information contained in the half-yearly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly report in accordance with the basis of preparation set out in Note 1, the Listing Rules of the Financial Services Authority and the requirements of IAS 34 which require that the accounting policies and presentation applied to the half-yearly figures are consistent with those applied in preparing the preceding audited financial information except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London
1 August 2007

Notes:
A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Income statement
For the six months ended 30 June 2007

€ million	Note	**Reviewed Six months ended 30 June 2007** Before special items	Special items (note 4)		Reviewed Six months ended 30 June 2006 Before special items	Special items (note 4)		Audited Year ended 31 December 2006 Before special items	Special items (note 4)	
Group revenue	3	3,052	—	**3,052**	2,857	—	**2,857**	5,751	—	**5,751**
Materials, energy and consumables used		(1,577)	—	**(1,577)**	(1,458)	—	**(1,458)**	(2,960)	—	**(2,960)**
Variable selling expenses		(280)	—	**(280)**	(278)	—	**(278)**	(558)	—	**(558)**
Gross margin		1,195	—	**1,195**	1,121	—	**1,121**	2,233	—	**2,233**
Maintenance and other indirect expenses		(130)	—	**(130)**	(134)	—	**(134)**	(287)	—	**(287)**
Personnel costs		(446)	—	**(446)**	(447)	—	**(447)**	(874)	—	**(874)**
Other net operating expenses		(198)	(8)	**(206)**	(197)	(57)	**(254)**	(346)	(78)	**(424)**
Depreciation and amortisation		(178)	—	**(178)**	(177)	—	**(177)**	(349)	—	**(349)**
Operating profit/(loss) from subsidiaries and joint ventures	3	243	(8)	**235**	166	(57)	**109**	377	(78)	**299**
Net profit/(loss) on disposals	4	—	84	**84**	—	(4)	**(4)**	—	(4)	**(4)**
Net income from associates	3	2	—	**2**	4	—	**4**	5	—	**5**
Total profit/(loss) from operations and associates		245	76	**321**	170	(61)	**109**	382	(82)	**300**
Investment income		21	—	**21**	35	—	**35**	70	—	**70**
Interest expense		(63)	(29)	**(92)**	(80)	—	**(80)**	(147)	—	**(147)**
Net finance costs	5	(42)	(29)	**(71)**	(45)	—	**(45)**	(77)	—	**(77)**
Profit/(loss) before tax		203	47	**250**	125	(61)	**64**	305	(82)	**223**
Taxation (charge)/credit	6	(61)	1	**(60)**	(42)	14	**(28)**	(115)	21	**(94)**
Profit/(loss) for the financial period		142	48	**190**	83	(47)	**36**	190	(61)	**129**
Attributable to:										
Minority interests		26	—	**26**	22	—	**22**	51	—	**51**
Shareholders of the parent company		116	48	**164**	61	(47)	**14**	139	(61)	**78**
Pro forma earnings per share (EPS) for profit attributable to equity holders										
Basic EPS (€ cents)	7			**31.9**			**2.7**			**15.2**
Headline EPS (€ cents)	7			**17.3**			**12.1**			**28.2**
Underlying EPS (€ cents)	7			**22.6**			**11.9**			**27.0**

Balance sheet
As at 30 June 2007

€ million	Note	Reviewed As at 30 June 2007	Reviewed As at 30 June 2006	Audited As at 31 December 2006
Intangible assets		381	366	381
Property, plant and equipment		3,594	3,534	3,659
Forestry assets		220	215	221
Investments in associates		7	42	7
Financial asset investments		25	48	39
Deferred tax assets		40	35	35
Retirement benefit surplus		25	1	35
Total non-current assets		**4,292**	**4,241**	**4,377**
Inventories		710	657	656
Trade and other receivables		1,355	1,257	1,268
Current tax assets		33	19	34
Cash and cash equivalents	9	176	421	415
Other current financial assets (derivatives)		7	15	11
Total current assets		**2,281**	**2,369**	**2,384**
Assets held for sale		2	20	106
Total assets		**6,575**	**6,630**	**6,867**
Short-term borrowings	9	(311)	(1,167)	(1,238)
Trade and other payables		(1,016)	(961)	(935)
Current tax liabilities		(87)	(24)	(71)
Provisions		(9)	(3)	(8)
Other current financial liabilities (derivatives)		(2)	(3)	(2)
Total current liabilities		**(1,425)**	**(2,158)**	**(2,254)**
Medium and long-term borrowings	9	(1,200)	(672)	(656)
Retirement benefit obligations		(212)	(229)	(220)
Deferred tax liabilities		(322)	(309)	(325)
Provisions		(42)	(50)	(40)
Other non-current liabilities		(15)	(14)	(16)
Total non-current liabilities		**(1,791)**	**(1,274)**	**(1,257)**
Liabilities directly associated with assets classified as held for sale		—	—	(39)
Total liabilities		**(3,216)**	**(3,432)**	**(3,550)**
Net assets		**3,359**	**3,198**	**3,317**
Equity				
Equity attributable to equity holders		3,007	2,913	2,986
Minority interests		352	285	331
Total equity		**3,359**	**3,198**	**3,317**
Pro forma net asset value per share (€ per share)		6.53	6.22	6.45

Cash flow statement
For the six months ended 30 June 2007

€ million	Note	Reviewed Six months ended 30 June 2007	Reviewed Six months ended 30 June 2006	Audited Year ended 31 December 2006
Cash inflows from operations		**356**	**229**	**657**
Dividends from associates		1	1	1
Dividends from financial investments		—	—	1
Income tax paid		(40)	(34)	(71)
Net cash inflows from operating activities		**317**	**196**	**588**
Cash flows from investing activities				
Acquisition of subsidiaries, associates and joint ventures, net of cash and cash equivalents		(7)	(68)	(113)
Investment in associates		—	—	(2)
Disposal of subsidiaries, associates and joint ventures, net of cash and cash equivalents		157	29	34
Purchases of property, plant and equipment	10	(139)	(209)	(460)
Proceeds from the disposal of property, plant and equipment		4	9	16
Investment in forestry assets		(19)	(26)	(50)
Purchases of financial/fixed asset investments		—	(1)	(1)
Purchase of intangible assets		(2)	—	(6)
Proceeds from the sale of financial/fixed asset investments		—	1	3
Loan repayments from related parties		11	14	9
Interest received		9	22	51
Other investing activities		(1)	(7)	(5)
Net cash generated from/(used in) investing activities		**13**	**(236)**	**(524)**
Cash flows from financing activities				
Repayment of short-term borrowings		(889)	(393)	(355)
Proceeds from medium and long-term borrowings		548	24	70
Interest paid		(88)	(77)	(130)
Dividends paid to minority investments		(21)	(29)	(38)
Dividends paid to Anglo American group companies		(202)	(22)	(75)
Proceeds from current asset investments		—	(1)	—
Increase in invested capital		105	294	289
Other financing activities		5	6	5
Net cash used in financing activities		**(542)**	**(198)**	**(234)**
Net decrease in cash and cash equivalents[1]		**(212)**	**(238)**	**(170)**
Cash and cash equivalents[1] at start of period		358	574	574
Cash movements in the period		(212)	(238)	(170)
Reclassifications		(3)	—	(3)
Effects of changes in foreign exchange rates		(7)	(37)	(43)
Cash and cash equivalents[1] at end of period		**136**	**299**	**358**

Note:
1 Includes overdrafts and cash balances in disposal groups.

Combined consolidated statement of recognised income and expense For the six months ended 30 June 2007

€ million	**Reviewed Six months ended 30 June 2007**	Reviewed Six months ended 30 June 2006	Audited Year ended 31 December 2006
(Loss)/gain on cash flow hedges	(6)	12	8
Actuarial (losses)/gains on post-retirement benefit schemes	(8)	5	60
Related deferred tax credit/(charge)	3	(4)	(21)
Exchange losses on translation of foreign operations	(35)	(179)	(137)
Other movements	2	(5)	3
Net expense recognised directly in reserves	**(44)**	**(171)**	**(87)**
Profit for the period	190	36	129
Total recognised income and expense for the year	**146**	**(135)**	**42**
Attributable to:			
Minority interests	32	10	65
Shareholders of the parent company	114	(145)	(23)

1 Basis of preparation

The combined condensed half-yearly financial information for the six months ended 30 June 2007 presents the financial record of those businesses held by Mondi Limited and Mondi plc at the date of Admission of their shares on the JSE Limited ("JSE") and the London Stock Exchange ("LSE") respectively. The combined condensed half-yearly financial information therefore comprises an aggregation of amounts included in the financial statements of Mondi entities and former Anglo American entities (together "the Group").

During the period and the prior periods presented, the Group did not form a separate legal group and therefore it is not meaningful to show the share capital or an analysis of reserves within the combined condensed half-yearly financial information, although the non-adjusting effects of the dual listing are analysed as part of a review of post balance sheet events. Instead the "Equity attributable to equity holders" is presented, which represents the aggregated share capital, share premiums and reserves of the Group's entities, and debtor and creditor balances between Anglo American and the Group, which are considered to be equity funding in nature. Any interest accruing on such balances is classified as a "dividend in specie" and recorded separately through reserves, not through the income statement.

The combined condensed half-yearly financial statements for the six months ended 30 June 2007, which were approved by the Board on 1 August 2007, do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 of the United Kingdom. This half-yearly financial information has been prepared in accordance with IAS 34, 'Interim Financial Reporting' and should be read in conjunction with the financial information for the year ended 31 December 2006 included within Part VIII: "Financial information", of the Prospectus dated 1 June 2007.

2 Accounting policies

The same accounting policies, presentation and measurement principles have been followed in the condensed set of half-yearly financial statements as applied in the Group's audited financial information for the year ended 31 December 2006, included within Part VIII: "Financial information", of the Prospectus dated 1 June 2007.

3 Segmental information

Primary reporting format – by business segment

Primary segment disclosures for revenues are as follows:

€ million	Six months ended 30 June 2007			Six months ended 30 June 2006			Year ended 31 December 2006		
	Segment revenue	**Inter-segment revenue**	**Group revenue**	Segment revenue	Inter-segment revenue	Group revenue	Segment revenue	Inter-segment revenue	Group revenue
Subsidiaries and joint ventures									
Mondi Packaging									
Corrugated Business	768	(33)	**735**	731	(40)	691	1,497	(86)	1,411
Bag Business	634	(21)	**613**	561	(16)	545	1,162	(31)	1,131
Flexibles Business	384	(15)	**369**	304	(13)	291	607	(28)	579
Intra-group sales	(50)	50	—	(46)	46	—	(99)	99	—
	1,736	(19)	**1,717**	1,550	(23)	1,527	3,167	(46)	3,121
Mondi Business Paper	966	(86)	**880**	958	(75)	883	1,889	(163)	1,726
Mondi Packaging South Africa	173	(17)	**156**	185	(13)	172	360	(25)	335
Merchant and Newsprint businesses	286	(1)	**285**	260	—	260	539	(1)	538
Corporate and other businesses	14	—	**14**	15	—	15	31	—	31
Elimination of inter-segment revenue	(123)	123	—	(111)	111	—	(235)	235	—
Total subsidiaries and joint ventures	**3,052**	**—**	**3,052**	**2,857**	**—**	**2,857**	**5,751**	**—**	**5,751**
Associates									
Mondi Packaging	8	—	**8**	102	—	102	168	—	168
Mondi Business Paper	25	—	**25**	21	—	21	40	—	40
Mondi Packaging South Africa	3	—	**3**	1	—	1	8	—	8
Total associates	**36**	**—**	**36**	**124**	**—**	**124**	**216**	**—**	**216**
Total Group operations	**3,088**	**—**	**3,088**	**2,981**	**—**	**2,981**	**5,967**	**—**	**5,967**

Primary segment disclosures for profits are as follows:

€ million	Segment operating profit before special items'			Segment operating profit after special items'		
	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures						
Mondi Packaging						
Corrugated Business	66	39	120	66	(10)	71
Bag Business	64	49	97	64	41	89
Flexibles Business	16	10	9	16	9	4
	146	98	226	146	40	164
Mondi Business Paper	80	46	104	76	47	88
Mondi Packaging South Africa	15	15	35	16	15	35
Merchant and Newsprint businesses	16	12	29	16	12	29
Corporate and other businesses	(14)	(5)	(17)	(19)	(5)	(17)
Total subsidiaries and joint ventures	**243**	**166**	**377**	**235**	**109**	**299**

3 Segmental information continued

Primary segment disclosures for profits are as follows:

	Segment operating profit before special items[1]			Segment operating profit after special items[1]		
€ million	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006
Net income from associates						
Mondi Packaging	1	4	4	1	4	4
Mondi Business Paper	1	—	1	1	—	1
Total associates	**2**	**4**	**5**	**2**	**4**	**5**
Total Group operations including net income from associates	**245**	**170**	**382**	**237**	**113**	**304**
Net profit/(loss) on disposals	—	—	—	84	(4)	(4)
Total profit from operations and associates	**245**	**170**	**382**	**321**	**109**	**300**

Note:
1 Special items are set out in note 4.

Primary segment disclosures for segment assets and liabilities are as follows:

	As at 30 June 2007			As at 30 June 2006			As at 31 December 2006		
€ million	**Segment assets**	**Segment liabilities**	**Net segment assets[1]**	Segment assets	Segment liabilities	Net segment assets[1]	Segment assets	Segment liabilities	Net segment assets[1]
Subsidiaries and joint ventures									
Mondi Packaging									
Corrugated Business	1,244	(217)	**1,027**	1,220	(230)	990	1,263	(233)	1,030
Bag Business	1,311	(175)	**1,136**	1,270	(168)	1,102	1,265	(175)	1,090
Flexibles Business	467	(79)	**388**	390	(70)	320	432	(58)	374
	3,022	(471)	**2,551**	2,880	(468)	2,412	2,960	(466)	2,494
Mondi Business Paper	2,440	(260)	**2,180**	2,415	(258)	2,157	2,484	(253)	2,231
Mondi Packaging South Africa	261	(53)	**208**	230	(28)	202	247	(52)	195
Merchant and Newsprint businesses	348	(64)	**284**	314	(63)	251	317	(65)	252
Corporate and other businesses	26	(5)	**21**	26	(6)	20	34	(7)	27
	6,097	(853)	**5,244**	5,865	(823)	5,042	6,042	(843)	5,199
Unallocated:									
Investment in associates	7	—	**7**	42	—	42	7	—	7
Deferred tax assets/(liabilities)	40	(322)	**(282)**	35	(309)	(274)	35	(325)	(290)
Other non-operating assets/(liabilities)	230	(530)	**(300)**	219	(461)	(242)	329	(488)	(159)
Trading capital employed	**6,374**	**(1,705)**	**4,669**	**6,161**	**(1,593)**	**4,568**	**6,413**	**(1,656)**	**4,757**
Financial investments	25	—	**25**	48	—	48	39	—	39
Net debt	176	(1,511)	**(1,335)**	421	(1,839)	(1,418)	415	(1,894)	(1,479)
Net assets	**6,575**	**(3,216)**	**3,359**	**6,630**	**(3,432)**	**3,198**	**6,867**	**(3,550)**	**3,317**

Note:
1 Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

3 Segmental information continued

Secondary reporting format – by geographical segment

Secondary segmental information of revenue by customer location is as follows:

	Revenue		
€ million	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures			
South Africa	291	307	592
Rest of Africa	93	95	186
Western Europe	1,587	1,470	2,932
Eastern Europe	492	424	856
Russia	258	220	453
North America	98	105	215
South America	10	9	26
Asia and Australia	223	227	491
Total subsidiaries and joint ventures	**3,052**	**2,857**	**5,751**
Associates			
South Africa	3	1	8
Rest of Africa	6	4	4
Western Europe	—	82	136
Eastern Europe	27	30	55
North America	—	3	6
South America	—	1	1
Asia and Australia	—	3	6
Total associates	**36**	**124**	**216**
Total Group operations including associates	**3,088**	**2,981**	**5,967**

3 Segmental information continued

Additional disclosure of secondary segmental information of revenue by origin is as follows:

€ million	Revenue		
	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures			
South Africa	469	499	982
Rest of Africa	5	6	14
Western Europe	1,376	1,274	2,582
Eastern Europe	797	703	1,417
Russia	270	237	482
North America	61	62	121
Asia and Australia	74	76	153
Total subsidiaries and joint ventures	**3,052**	**2,857**	**5,751**
Associates			
South Africa	3	1	8
Rest of Africa	6	4	4
Western Europe	—	96	161
Eastern Europe	27	23	43
Total associates	**36**	**124**	**216**
Total Group operations including associates	**3,088**	**2,981**	**5,967**

The Group's geographical analysis of segment assets and liabilities, allocated based on where assets and liabilities are located, is:

€ million	**As at 30 June 2007**			As at 30 June 2006			As at 31 December 2006		
	Segment assets	**Segment liabilities**	**Net segment assets**	Segment assets	Segment liabilities	Net segment assets	Segment assets	Segment liabilities	Net segment assets
Subsidiaries and joint ventures									
South Africa	1,428	(183)	**1,245**	1,368	(131)	1,237	1,500	(203)	1,297
Rest of Africa	11	(6)	**5**	13	(6)	7	15	(7)	8
Western Europe	2,310	(378)	**1,932**	2,316	(438)	1,878	2,231	(357)	1,874
Eastern Europe	1,676	(196)	**1,480**	1,504	(156)	1,348	1,633	(181)	1,452
Russia	446	(35)	**411**	437	(36)	401	436	(34)	402
North America	113	(16)	**97**	111	(17)	94	121	(23)	98
Asia and Australia	113	(39)	**74**	116	(39)	77	106	(38)	68
Total subsidiaries and joint ventures	**6,097**	**(853)**	**5,244**	**5,865**	**(823)**	**5,042**	**6,042**	**(843)**	**5,199**

4 Special items

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures			
Operating special items			
Mondi Packaging asset impairments	—	(58)	(62)
Mondi Business Paper asset impairments	(4)	1	(19)
Retention arrangements	(5)	—	—
Mondi Packaging South Africa negative goodwill	1	—	—
Mondi Business Paper negative goodwill	—	—	3
Total operating special items	**(8)**	**(57)**	**(78)**
Profit and (losses) on disposals			
Disposal of partial interest in Mondi Packaging Paper Swiecie S.A.	57	—	—
Disposal of interest in Bischof + Klein GmbH	19	—	—
Sale of assets and other items	8	(4)	(4)
Net profit/(loss) on disposal	**84**	**(4)**	**(4)**
Financing cost	(29)	—	—
Total non-operating special items	**55**	**(4)**	**(4)**
Total special items before tax and minority interests	**47**	**(61)**	**(82)**
Taxation	1	14	21
Total attributable to shareholders of the parent company	**48**	**(47)**	**(61)**

"Special items" are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the underlying financial performance achieved by the Group and its businesses. Such items are material by nature or amount to the financial period's/year's results and require separate disclosure in accordance with IAS 1, "Presentation of Financial Statements". Special items that relate to the operating performance of the Group are classified as special operating items and include impairment charges and reversals and other exceptional items including material restructuring costs. Non-operating special items include profits and losses on disposals of investments and businesses.

Non-operating special items

The Group disposed of 5.3% of its interest in Mondi Packaging Paper Swiecie S.A., a subsidiary in which the Group retains control, on 15 May 2007 for consideration of €66 million and a profit of €57 million and its entire interest in Bischof + Klein GmbH, formerly an associate entity of the Group, on 22 February 2007 for consideration of €54 million and a profit of €19 million. Assets held for sale as at 31 December 2006 and representing the Group's corrugated converting operations were disposed of in the six months ended 30 June 2007. The profit on disposal of these operations was €8 million. A one-off finance cost of €29 million resulted from a refinancing arrangement entered into in South Africa (see note 9).

Operating special items

An impairment of the carbonless plant held in South Africa, resulting from a decline in the market for carbonless paper, accounts for €4 million of the operating special charge. Senior management, principally equity-settled, retention arrangements of €5 million represent the charge in the period of a total cost of approximately €24 million to be spread over the period until 3 July 2009. The cost of these two special items has been partially offset by negative goodwill of €1 million on an acquisition within the Mondi Packaging South Africa business segment.

5 Net finance costs

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Investment income			
Interest and other financial income	9	27	39
Expected return on defined benefit arrangements	10	10	18
Foreign exchange gains/(losses)	2	(2)	12
Dividend income from financial/fixed asset investments	—	—	1
Total investment income	**21**	**35**	**70**
Interest expense			
Bank loans and overdrafts	(41)	(58)	(102)
Special items financing cost (note 4)	(29)	—	—
Other loans	(11)	(9)	(17)
Interest on defined benefit arrangements	(13)	(14)	(30)
	(94)	(81)	(149)
Less: interest capitalised	2	1	2
Total interest expense	**(92)**	**(80)**	**(147)**
Net finance costs	**(71)**	**(45)**	**(77)**

Finance costs and foreign exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings.

6 Income tax expense

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
United Kingdom	—	(5)	(7)
Overseas	58	47	119
	58	42	112
Deferred taxation	2	(14)	(18)
	60	**28**	**94**

The Group's share of associated undertakings' taxation for the six months ended 30 June 2007 was €0.4 million (six months ended 30 June 2006: €1 million, year ended 31 December 2006: €1 million).

The Group's effective tax rate before special items for the six months ended 30 June 2007 is 30 per cent (six months ended 30 June 2006: 34 per cent). The Group's reported tax rate for the six months ended 30 June 2007 is 24 per cent (six months ended 30 June 2006: 44 per cent).

7 Pro forma EPS

€ cents per share	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006
Basic EPS	31.9	2.7	15.2
Headline EPS[1]	17.3	12.1	28.2
Underlying EPS[2]	22.6	11.9	27.0

Notes:
1 Headline earnings has been calculated in accordance with Circular 7/2002, 'Headline Earnings', as issued by the South African Institute of Chartered Accountants. Please see the reconciliation below.
2 The directors believe that underlying earnings provides a useful additional measure of the Group's underlying performance.

The calculation of basic EPS has been based on the profit for the six month period/financial year, as shown below, and on 514,137,127 shares, which represents the aggregate number of shares that were issued upon Admission on 3 July 2007 (see note 16). The Group was not a stand-alone entity prior to the demerger date. The number of shares in issue has therefore been retrospectively applied to the comparative periods, so that a meaningful comparison can be made.

The Group has also presented underlying EPS and headline EPS. Underlying EPS excludes the impact of special items, in order to present an additional comparison for the periods shown in the combined condensed consolidated financial information. The presentation of headline EPS is mandated under the JSE Listing Requirements.

The calculation of headline earnings and underlying earnings, based on basic earnings is as follows:

	Earnings		
€ million	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006
Attributable profit for the financial year	164	14	78
Special items: operating	8	57	78
Special items: financing costs	29	—	—
Net (profit)/loss on disposals	(84)	4	4
Related tax	(1)	(14)	(21)
Underlying earnings	**116**	**61**	**139**
Special items: financing costs	(29)	—	—
Special items: retention arrangements	(5)	—	—
Loss on disposal of tangible fixed assets	1	1	8
Related tax	6	—	(2)
Headline earnings	**89**	**62**	**145**

Diluted EPS is not presented as there are no dilutive potential ordinary shares in issue as at 30 June 2007. The potential dilutive impact of the Group's share scheme awards, which become effective on 3 July 2007, will only be assessed in the Group's 2007 Annual Report.

8 Dividends

€ million	Six months ended 30 June 2007
Interim dividend	38

The interim dividend for 2007 of 7.3 euro cents per ordinary share will be paid to equity holders, other than those holders within the Lloyds TSB Registrars Corporate Nominee, on 17 September 2007 based on the shareholder registers on 31 August 2007. The dividend will be paid from the distributable reserves of Mondi Limited, as presented in the annual financial statements of Mondi Limited for the year ended 31 December 2006 and from the distributable reserves of Mondi plc, as presented in the Initial Accounts for the period ended 2 July 2007.

The relevant dates for the payment of the dividends are:

	Mondi Limited	Mondi plc
Currency conversion date		
Euro/sterling	1 August 2007	1 August 2007
ZAR/euro	1 August 2007	1 August 2007
Last date to trade shares cum-dividend		
JSE Limited	24 August 2007	24 August 2007
LSE	Not applicable	28 August 2007
Shares commence trading ex-dividend		
JSE Limited	27 August 2007	27 August 2007
LSE	Not applicable	29 August 2007
Record date		
JSE Limited	31 August 2007	31 August 2007
LSE	Not applicable	31 August 2007
Last date for Dividend Reinvestment Plan (DRIP) elections by Central Securities Depositary Participants	5 September 2007	5 September 2007
Last date for DRIP elections to UK Registrar and South African Transfer Secretaries by shareholders of Mondi Limited and Mondi plc	6 September 2007	6 September 2007
Payment date		
UK Register	Not applicable	17 September 2007
South African Register	17 September 2007	17 September 2007
Depositary Interest Holders (dematerialised DIs)	17 September 2007	Not applicable
Payment date for holders within the Lloyds TSB Registrars Corporate Nominee	25 September 2007	Not applicable
DRIP purchase settlement date	25 September 2007	25 September 2007

Share certificates on the South African registers of Mondi Limited and Mondi plc may not be dematerialised or rematerialised between 27 August 2007 and 2 September 2007, both dates inclusive, nor may transfers between the UK and South African registers of Mondi plc take place between 1 August 2007 and 2 September 2007, both dates inclusive.

9 Net debt

The Group's net debt position, excluding disposal groups for relevant periods, is as follows:

€ million	Cash and cash equivalents[1]	Debt due within one year[2]	Debt due after one year	Loans to related parties	Total net debt
Balance at 1 January 2006	**574**	**(1,490)**	**(710)**	**14**	**(1,612)**
Cash flow	(238)	393	(24)	(14)	117
Business combinations/ disposal of business	—	(24)	—	—	(24)
Currency movements	(37)	76	62	—	101
Closing balance at 30 June 2006	**299**	**(1,045)**	**(672)**	**—**	**(1,418)**
Cash flow	68	(38)	(46)	—	(16)
Business combinations/ disposal of business	—	(18)	(8)	—	(26)
Transfer to disposal groups	(3)	—	4	—	1
Reclassifications	—	(78)	78	—	—
Currency movements	(6)	(2)	(12)	—	(20)
Closing balance at 31 December 2006	**358**	**(1,181)**	**(656)**	**—**	**(1,479)**
Cash flow	(212)	889	(548)	—	129
Business combinations/ disposal of business	—	7	—	—	7
Reclassifications	(3)	3	—	—	—
Currency movements	(7)	11	4	—	8
Closing balance at 30 June 2007	**136**	**(271)**	**(1,200)**	**—**	**(1,335)**

Notes:
1 The Group operates in certain countries (principally South Africa) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations.
2 Excludes overdrafts, which are included as cash and cash equivalents. At 30 June 2007, short-term borrowings on the balance sheet of €311 million (30 June 2006: €1,167 million, 31 December 2006: €1,238 million) include €40 million of overdrafts (30 June 2006: €122 million, 31 December 2006: €57 million).

In order to provide for its ongoing capital needs, the Group entered into two additional external financing arrangements prior to the period end. The amounts drawn down on these facilities have been used to refinance existing debt obligations outstanding to the Anglo American Group and other third parties.

€1.55 billion Syndicated Revolving Credit Facility (UKRCF)

The UKRCF is a five year multi-currency revolving credit facility which was signed on 22 June 2007. Interest is charged on the balance outstanding at a market-related rate linked to LIBOR.

ZAR 2 billion Term Loan Facility (SATF)

The SATF is a South African rand three year amortising term loan which was signed and drawn down on 4 May 2007. Interest is charged on the balance outstanding at a market-related rate linked to JIBAR.

10 Capital expenditure[1]

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
By business segment			
Mondi Packaging			
Corrugated Business	31	38	125
Bag Business	21	59	118
Flexibles Business	8	9	24
	60	106	267
Mondi Business Paper	52	84	156
Mondi Packaging South Africa	14	16	27
Merchant and Newsprint businesses	8	2	9
Corporate and other businesses	5	1	1
Capital expenditure	**139**	**209**	**460**

Note:
1 Excludes business combinations.

11 EBITDA

A reconciliation of cash inflows from operations to EBITDA is presented as follows:

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Cash inflows from operations	356	229	657
Share option expense	(3)	(3)	(6)
Fair value gains on forestry assets	13	16	37
Cost of felling	(26)	(32)	(58)
Decrease in provisions and post-employment benefits	10	32	39
Increase in inventories	52	30	14
Increase in operating receivables	99	78	48
(Increase)/decrease in operating payables	(92)	(9)	20
Other adjustments	12	2	(25)
EBITDA[1]	**421**	**343**	**726**

Note:
1 EBITDA is operating profit of subsidiaries and joint ventures before special items plus depreciation and amortisation.

11 EBITDA continued

EBITDA by primary business segment is presented as follows:

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
By business segment			
Mondi Packaging			
Corrugated Business	106	83	206
Bag Business	103	86	174
Flexibles Business	28	22	32
	237	191	412
Mondi Business Paper	149	114	237
Mondi Packaging South Africa	21	21	46
Merchant and Newsprint businesses	27	22	48
Corporate and other businesses	(13)	(5)	(17)
EBITDA	**421**	**343**	**726**

EBITDA is stated before special items and is reconciled to "Total profit from operations and associates" as follows:

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Total profit from operations and associates	321	109	300
Operating special items (excluding associates)	8	57	78
Net (profit)/loss on disposals (excluding associates)	(84)	4	4
Depreciation and amortisation: subsidiaries and joint ventures	178	177	349
Share of associates' net income	(2)	(4)	(5)
EBITDA	**421**	**343**	**726**

12 Retirement benefits

Material schemes

The Group's material defined benefit scheme liabilities were actuarially assessed on a roll-forward basis for the six months ended 30 June 2007. The net change in actuarial assumptions from the year ended 31 December 2006 resulted in an immaterial impact on the present value of the scheme liabilities. The assets backing these material scheme liabilities were updated to reflect their market values as at 30 June 2007. Any difference between the expected return on assets and the actual return on assets has been recognised as an actuarial movement in the combined consolidated statement of recognised income and expense in accordance with the Group's accounting policy. The restriction of the surplus on the South African schemes increased by €12 million as a result of a decrease in anticipated future employee contributions.

Other Group schemes

The other Group defined benefit schemes are calculated on a year-to-date basis, using the same assumptions as were used in the actuarial valuation carried out for the year ended 31 December 2006. There have not been any significant fluctuations or one-off events in the period that would require adjustment to these actuarial assumptions.

13 Capital commitments

€ million	**As at 30 June 2007**	As at 30 June 2006	As at 31 December 2006
Contracted but not provided	79	40	37

14 Contingent liabilities

Contingent liabilities comprise aggregate amounts at 30 June 2007 of €17 million (30 June 2006: €21 million, 31 December 2006: €34 million) in respect of loans and guarantees given to banks and other third parties.

15 Related party transactions

The Group has a related party relationship with its associates and joint ventures.

The Group and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and associates and others in which the Group has a material interest. These transactions are under terms that are no less favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Mr Ramaphosa, non-executive Joint Chairman of Mondi, has a 39.96% stake in Shanduka Group (Pty) Limited, an entity that has controlling interests in Shanduka (Pty) Limited, Shanduka Packaging (Pty) Limited and participating interests in Mondi Shanduka Newsprint (Pty) Limited, Kangra Coal (Pty) Limited and Mondi Packaging South Africa (Pty) Limited. Fees of €200,000 and €345,000 were paid to Shanduka (Pty) Limited and Shanduka Packaging (Pty) Limited respectively for management services provided to the Group in the six months ended 30 June 2007. Shanduka Packaging (Pty) Limited has also provided finance to the Group. The balance outstanding as at 30 June 2007 was €7 million. In the normal course of business, and on an arm's length basis, the Group purchased supplies from Kangra Coal (Pty) Limited totalling €8 million during the period. €1 million remains outstanding on these purchases as at 30 June 2007. Comparatives have not been disclosed because Mr Ramaphosa became a related party on his appointment as non-executive Joint Chairman on 16 May 2007.

Dividends received from associates for the six months ended 30 June 2007 totalled €1 million (six months ended 30 June 2006: €1 million, 31 December 2006: €1 million), as disclosed in the combined condensed consolidated cash flow statement.

15 Related party transactions continued

€ million	Anglo American Group	Joint Ventures	Associates
Six months ended 30 June 2007			
Sales to related parties	—	—	1
Purchases from related parties	(6)	—	(68)
Net finance income/(costs)	2	(2)	—
Dividends paid to related parties	(202)	—	—
Dividends *in specie*	(32)	—	—
Receivables due from related parties	—	1	—
Cash held by related parties	—	2	—
Total borrowings from related parties	(4)	(7)	—
Six months ended 30 June 2006			
Sales to related parties	—	—	3
Purchases from related parties	—	—	(3)
Net finance costs	(21)	—	—
Dividends paid to related parties	(22)	—	—
Dividends *in specie*	(32)	—	—
Loans to related parties	—	35	—
Receivables due from related parties	1	3	1
Cash held by related parties	329	—	—
Financial assets and liabilities	1	—	—
Total borrowings from related parties	(836)	—	—
Year ended 31 December 2006			
Sales to related parties	—	10	—
Purchases from related parties	—	(2)	—
Net finance costs	(31)	—	—
Dividends (paid)/received to/from related parties	(75)	—	1
Dividends *in specie*	(68)	—	—
Loans to related parties	—	35	—
Receivables due from related parties	4	3	1
Payables due to related parties	(2)	—	—
Cash held by related parties	286	—	—
Total borrowings from related parties	(942)	—	—

16 Events occurring after 30 June 2007

On 2 July 2007, the execution of the final demerger transaction resulted in the Mondi companies successfully demerging from Anglo American plc and becoming the Mondi Group ("the legal Group"). The legal Group has a dual listed structure and the shares of both Mondi Limited and Mondi plc, the ultimate holding companies for the African and the non-African assets respectively, were admitted to the JSE and LSE on 3 July 2007.

The sharing agreement between Mondi Limited and Mondi plc has the effect that their shareholders can be regarded as having the interests of a single economic group. Accordingly, the legal Group will present combined and consolidated financial information representing the combined interests of both sets of shareholders and encompass the businesses of Mondi Limited and Mondi plc and their respective subsidiaries, joint ventures and associates.

Share capital

The share capital of Mondi plc was created by way of a dividend *in specie* made to Anglo American plc equity holders on a pro rata basis initially of one Mondi plc ordinary share for every one Anglo American plc ordinary share held. The share capital was then subsequently reduced by order of the United Kingdom High Court on 2 July 2007 in order to capitalise Mondi Limited and generate distributable reserves for the ongoing needs of the Group and its shareholders.

		€ million		
	Number of shares	Ordinary shares	Share premium	Total
As at 30 June 2007[1]	—	—	—	—
Shares issued on the JSE	146,896,322	3	540	543
Shares issued on the LSE	367,240,805	74	—	74
As at 2 July 2007[2]	**514,137,127**	**77**	**540**	**617**

Notes:

1 No comparatives have been presented because the Group's shares were issued on Admission to the JSE and LSE on 3 July 2007. Prior to this date the Group was owned by Anglo American plc and presentation of this ownership interest is not considered to provide a meaningful comparison.

2 In addition, there are special converting shares in issue in both Mondi Limited of 367,240,805 (€8 million) and Mondi plc of 146,896,322 (€29 million) that are held on trust and do not carry voting or dividend rights. The special converting shares provide a mechanism for equality of treatment on termination for both Mondi Limited and Mondi plc ordinary equity holders.

Mondi plc also issued 50,000 5% cumulative £1 preference shares. The Group will classify these preference shares as a liability, and not as equity instruments, since they contractually obligate the Group to make cumulative dividend payments to the holders. These dividend payments will be treated as a finance cost rather than distributions in subsequent reporting periods.

Other reserves

€ million	Retained earnings	Share-based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves[1]	Minority interests	Total
As at 2 July 2007	**2,166**	**17**	**(40)**	**242**	**352**	**2,737**

Note:

1 Including €237 million in respect of the merger reserve created on demerger from Anglo American plc and in aggregating Mondi Limited and Mondi plc.

Acquisitions

Mondi Packaging South Africa received regulatory approval on 4 July 2007 for the €100 million acquisition of Lenco, a South African rigid plastics business. Following the successful completion of this acquisition, Lenco's results will be consolidated from the second half of 2007.

Production statistics and exchange rates

Production statistics as follows:

		Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Mondi Packaging				
Containerboard	tonnes	1,035,932	1,009,005	2,044,391
Kraft paper	tonnes	444,625	400,941	850,271
Corrugated board and boxes	m m^2	985	1,071	2,103
Industrial bags	m units	1,910	1,799	3,606
Coating and release liners	m m^2	1,549	1,186	2,360
Pulp – external	tonnes	91,834	89,025	180,166
Mondi Business Paper				
Uncoated wood free paper	tonnes	1,039,145	1,015,481	2,012,295
Newsprint	tonnes	99,738	92,056	187,100
Pulp - external	tonnes	84,563	52,221	114,099
Wood chips	bone dry tonnes	362,089	475,665	886,612
Mondi Packaging South Africa				
Packaging papers	tonnes	141,339	149,078	369,300
Corrugated board and boxes	m m^2	171	142	328
Newsprint Joint Ventures				
Newsprint (attributable share)	tonnes	156,102	162,065	320,876
Aylesford (attributable share)	tonnes	94,354	100,272	196,864
Shanduka (attributable share)	tonnes	61,748	61,793	124,012

Exchange rates as follows:

	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Closing rates against the euro			
South African rand	9.53	9.13	9.22
Pounds sterling	0.67	0.69	0.67
Polish zloty	3.77	4.08	3.84
Russian rouble	34.83	34.32	34.68
Slovakian koruna	33.61	38.43	34.56
US dollar	1.35	1.28	1.32
Czech koruna	28.71	28.57	27.50
Average rates for the period against the euro			
South African rand	9.52	7.76	8.51
Pounds sterling	0.67	0.69	0.68
Polish zloty	3.84	3.89	3.90
Russian rouble	34.67	34.03	34.14
Slovakian koruna	34.05	37.59	37.25
US dollar	1.33	1.23	1.26
Czech koruna	28.16	28.52	28.37

Shareholder information

Key dates

erim dividend payment	17 September 2007
nual results announcement	28 February 2008
nual report	April 2008
nual General Meeting	7 May 2008
al dividend payment	May 2008

Shareholder enquiries

ministrative enquiries concerning shareholdings in Mondi Limited and Mondi plc such as changes of address and e replacement of share certificates, should be sent directly to Link Market Services South Africa (Pty) Limited, the uth African Transfer Secretaries, to Lloyds TSB Registrars or Capita Registrars in the UK, at the relevant address below:

South African Transfer Secretaries

r queries relating to holdings in Mondi Limited or Mondi plc shares on the South African Branch Register:
k Market Services South Africa (Pty) Limited
Diagonal Street, Johannesburg, 2001, South Africa (PO Box 4844, Johannesburg, 2000, South Africa)

lephone in South Africa: 011 630 0888
om outside South Africa: +27 11 630 0888

UK Registrars

r queries relating to holdings in Mondi plc or Mondi Limited Depositary Interests held in the Lloyds TSB Registrars rporate Nominee: Lloyds TSB Registrars:
e Causeway, Worthing, West Sussex BN99 6DA, United Kingdom

lephone in the UK: 0870 195 6479
om outside the UK: +44 121 415 7047

view up-to-date information about your Mondi plc shares or your Mondi Limited Depositary Interests, sit the Lloyds TSB Registrars shareview website at www.shareview.co.uk

r non South African resident shareholders with Mondi Limited Depositary Interests:
pita Registrars
Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom

lephone in the UK: 0870 162 3100
om outside the UK: +44 20 8639 3399

Registered and Head Office

ondi Limited
Main Street, Johannesburg, 2001, South Africa

lephone +27 (0)11 638 4000
ax +27 (0)11 638 2824
egistered number 1967/013038/06
egistered in South Africa

Registered office

ondi plc
uilding 1, 1st Floor, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, United Kingdom

lephone +44 (0)1932 826300
ax +44 (0)1932 826350
egistered number 06209386
egistered in England and Wales

dditional information about the Group can be found on Mondi's website at www.mondigroup.com



Paper supplied by Mondi.
Printed in the UK by Fulmar.
Printed in South Africa by Ince.
Designed by SAS.

Mondi plc
6209386

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
REGISTRAR RAWSON

No. 3843 of 2007

IN THE MATTER OF MONDI PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

UPON THE PETITION of the above-named Mondi plc (the "**Company**"), whose registered office is situate at Building 1, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, presented to this Court in the above matters on 4 June 2007

AND UPON HEARING Counsel for the Company

AND UPON READING the Petition and the evidence

THIS COURT ORDERS that the reduction of the capital of the Company by €2,864,478,279 resolved on and effected by a Special Resolution passed at an Extraordinary General Meeting of the Company held on 28 May 2007 be and the same is hereby confirmed in accordance with the provisions of the above-mentioned Act

AND THIS COURT APPROVES the Minute set forth in the Schedule hereto

AND IT IS ORDERED

1. that this Order be produced to the Registrar of Companies and that an office copy hereof be delivered to him together with a copy of the said Minute, and
2. that notice of the registration by the Registrar of Companies of this Order and of the said Minute be published once in the Times newspaper within 21 days after such registration

Dated 2 July 2007


OFFICE COPY
SUPREME COURT
COMPANIES COURT
OF JUDICATURE


SUPREME COURT OF JUDICATURE
2 JUL 2007
COMPANIES

A07799731/0 17/02 Jul 2007

Schedule

Minute approved by the Court

"The capital of Mondi plc was by virtue of a Special Resolution passed at an Extraordinary General Meeting of the Company held on 28 May 2007 and with the sanction of an Order of the High Court of Justice dated 2 July 2007 reduced from £50,000 and €3,550,000,004 divided into 50,000 5 per cent Cumulative Preference Shares of £1 00 each, 1,750,000,000 Ordinary Shares of €2 00 each, 25,000,000 Special Converting Shares of €2 00 each, 1 UK DAN Share of €1 00, 1 UK DAS Share of €1 00, 1 Special Voting Share of €1 00 and 1 Special Rights Share of €1 00 to £50,000 and €685,521,725 divided into 50,000 5 per cent Cumulative Preference Shares of £1 00 each, 1,468,963,220 Ordinary Shares of €0 05 each, 281,036,780 Ordinary Shares of €2 00 each, 25,000,000 Special Converting Shares of €2 00 each, 1 UK DAN Share of €1 00, 1 UK DAS Share of €1 00,1 Special Voting Share of €1 00 and 1 Special Rights Share of €1 00. It is further provided by the said Special Resolution that on such reduction of capital taking effect all the Ordinary Shares of €0 05 each then in issue shall be consolidated into new Ordinary Shares of €0 20 each, each unissued Ordinary Share of €2 00 be sub-divided into 10 Ordinary Shares of €0 20 each, each unissued Special Converting Share of €2 00 each be sub-divided into 10 Special Converting Shares of €0 20 each Accordingly, on the registration of this Minute the capital of the Company is £50,000 and €685,521,725 divided into 50,000 5 per cent Cumulative Preference Shares of £1 00 each, 3,177,608,605 Ordinary Shares of €0 20 each, 250,000,000 Special Converting Shares of €0 20 each, 1 UK DAN Share of €1 00, 1 UK DAS Share of €1 00, 1 Special Voting Share of €1 00 and 1 Special Rights Share of €1 00 of which all of the said Preference Shares, 367,240,805 of the said Ordinary Shares, and the said Special Rights Share have been issued and are deemed to be fully paid up and the remainder are unissued "


SUPREME COURT OF JUDICATURE
2 JUL 2007
COMPANIES


OFFICE COPY
SUPREME COURT
COMPANIES COURT
OF JUDICATURE

No. 3843 of 2007

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
REGISTRAR RAWSON

Re: MONDI PLC

- and -

Re: THE COMPANIES ACT 1985

ORDER
confirming reduction of capital

Linklaters LLP
One Silk Street
London EC2Y 8HQ

Tel 020 7456 2000
Fax. 020 7456 2222

Ref. AZarraga

BLUEPRINT OneWorld

2008 MAR 21 A 9:12

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 06209386

Company Name in full MONDI plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 02 Month 07 Year 2007

Name * Style / Title: * Honours etc:

Forename(s): Carol Anne

Surname: HUNT

† Date of Birth — Day Month Year

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Mondi plc, Building 1, 1st Floor, Aviator Park, Station Road

Post town: Addlestone

County / Region: Surrey Postcode: KT15 2PG

Country: United Kingdom

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3-7-07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Company Secretarial Dept, Mondi plc, Building 1,
1st Floor, Aviator Park, Station Road, Addlestone,
Surrey, KT15 Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

G

Notice of consolidation, division, Sub-division, redemption or Cancellation of shares, or conversion, Re- conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold black lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number

6209386

Name of company

*insert full name of company

*MONDI PLC

gives notice that :

On 2 July 2007:

(i) 1,468,963,220 issued ordinary shares of €0.05 each were consolidated into 367,240,805 ordinary shares of €0.20 each on the basis of 1 ordinary share of €0.20 for every 4 existing ordinary shares of €0.05 each

(ii) each of the 281,036,700 unissued ordinary shares of €2.00 each in the capital of the Company were subdivided into 10 ordinary shares of €0.20 each

(iii) each of the 25,000,000 unissued special converting shares in the capital of the Company of €2.00 each were subdivided into 10 special converting shares of €0.20 each

Insert Director Secretary Administrator Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation = Secretary Date 11/7/07

Presentor's name address and Reference (if any):
John MacGregor
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

For official Use
General Section

Post room

Notes

The address for companies registered in England and Wales or Wales is :

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF4 3UZ

or ,for companies registered in Scotland :

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	6209386
Company name in full	MONDI PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	07	2007			

Class of shares (ordinary or preference etc)	UK DAS SHARE	UK DAN SHARE	SPECIAL CONVERTING SHARES
Number allotted	1	1	146,896,322
Nominal value of each share	€1	€1	€0.20
Amount (if any) paid or due on each share (including any share premium)	nil	nil	nil

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100	100	100
% (if any) that each share is to be paid up in cash	0	0	0

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Capitalisation of reserves

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET, LONDON UK Postcode: E C 4 N 7 D Z	UK DAS SHARE	1
Name(s): MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET, LONDON UK Postcode: E C 4 N 7 D Z	UK DAN SHARE	1
Name(s): MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET, LONDON UK Postcode: E C 4 N 7 D Z	SPECIAL CONVERTING SHARES	146,896,322
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 6 JULY 2007

** ~~Director~~ secretary ~~administrator, administrative receiver, receiver manager, receiver, liquidator~~ ** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Linklaters
One Silk Street
London, EC2Y 8HQ
Ref: Victoria Winstanley
Tel 020 7456 2000
DX number 10 CDE DX exchange



RECEIVED
2008 MAR 21 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 6209386

Company name in full: MONDI PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	02	07	2007
To			

Class of shares (ordinary or preference etc)	SPECIAL RIGHTS SHARE		
Number allotted	1		
Nominal value of each share	€1		
Amount (if any) paid or due on each share (including any share premium)	€1		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) MONDI SCS (UK) LIMITED Address 8th FLOOR, 68 KING WILLIAM STREET, LONDON UK Postcode EC4N 7DZ	Class of shares allotted SPECIAL RIGHTS SHARE	Number allotted 1
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 6 JULY 2007

**XXXXXXX secretary XXXXXXXXXXXXXXXXXXXXXXXXXX

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Linklaters
One Silk Street
London, EC2Y 8HQ
Ref: Victoria Winstanley
Tel 020 7456 2000
DX number 10 CDE DX exchange


LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 6209386

Company name in full: MONDI PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	02	07	2007
To			

Class of shares (ordinary or preference etc)	SPECIAL VOTING SHARE		
Number allotted	1		
Nominal value of each share	€1		
Amount (if any) paid or due on each share (including any share premium)	€1		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) MONDI SCS (UK) LIMITED Address 8th FLOOR, 68 KING WILLIAM STREET, LONDON UK Postcode E C 4 N 7 D Z	Class of shares allotted SPECIAL VOTING SHARE	Number allotted 1
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 6 JULY 2007

~~**Director~~ secretary ~~administrator / administrative receiver / receiver manager / receiver~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Linklaters
One Silk Street
London, EC2Y 8HQ
Ref: Victoria Winstanley
Tel 020 7456 2000
DX number 10 CDE DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2008 MAR 21 A 9:12

Return of Allotment of Shares

CHFPO83

Company Number 6209386

Company name in full Mondi plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	02	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,468,963,220		
Nominal value of each share	€2.00		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Attached Lists Address UK Postcode	Class of shares allotted Ordinary	Number allotted 1,468,963,220
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11/7/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

John MacGregor Lloyds TSB Registrars	
The Causeway, Worthing, West Sussex, BN99 6DA	
Tel 01903 702557	
DX number	DX exchange

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi plc

2. Reason for notification [Yes/No]

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Holding of shares in the issuer as a result of the demerger of the issuer from Anglo American plc on 2 July 2007

3. Full name of person(s) subject to notification obligation: Tarl Investment Holdings Limited

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 2 July 2007

6. Date on which issuer notified: 3 July 2007

7. Threshold(s) that is/are crossed or reached: Holding more than 3% of the issued voting share capital

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction Number of shares	Number of voting rights	Resulting situation after the triggering transaction Number of shares	Number of voting rights Direct	Indirect	Percentage of voting rights Direct	Indirect
GB00B1CRLC47	0	0	12,987,806	12,987,806		3.54%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
12,987,806	3.54%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	Tarl is the independent company which has purchased shares in Anglo American plc pursuant to a US$4 billion share purchase programme announced by Anglo American plc on 4 August 2006. Tarl has been issued with shares in Mondi plc as a result of the demerger of Mondi plc from Anglo American plc.
14 Contact name:	Adam Westley, Deputy Company Secretary
15. Contact telephone name:	01932 826369

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	Tarl Investment Holdings Limited
Contact address (registered office for legal entities)	10 Fricker Road Illovo Boulevard Johannesburg South Africa 2196
Phone number & email	+27 11 530 5243 Ed Southey eds@wwb.co.za
Other useful information (at least legal representative for legal persons)	Ed Southey- Director Tarl Investment Holding Limited

B: Identity of the notifier, if applicable

Full name

Contact address

Phone number & email

Other useful information

(e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Tarl is the independent company which has purchased shares in Anglo American plc pursuant to a US$4 billion share purchase programme announced by Anglo American plc on 4 August 2006. Tarl has been issued with shares in Mondi plc as a result of the demerger of Mondi plc from Anglo American plc.

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights: Yes

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L & G)

4. Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

03/07/07

6. Date on which issuer notified:

04/07/07

7. Threshold(s) that is/are crossed or reached:

Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
Ord Euro 0.20	Below 3%	15,645,380	15,645,380	4.26

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,645,380	4.26

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (15,645,380 - 4.26% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (11,842,570 -3.22%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (11,842,570 - 3.22 % = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 367,240,805

14. Contact name:

Jenny Peterkin

15. Contact telephone number:

01932 826368

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi Limited

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights: Yes

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L & G)

4. Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

03/07/07

6. Date on which issuer notified:

04/07/07

7. Threshold(s) that is/are crossed or reached:

Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
ZAE000097051	Below 3%	6,339,775	6,339,775	4.28

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,339,775	4.28

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (15,645,380 - 4.26% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (11,842,570 -3.22%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (11,842,570 - 3.22 % = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 147,851,192

Please note the number of shares include both the Ord ZAR 0.2 line and the Ord CDI line

14. Contact name:

Jenny Peterkin

15. Contact telephone number:

01932 826368

END

Mondi plc News Announcement

Mondi PLC - Acquisition(s)

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Mondi to acquire majority stake in Tire Kutsan and 100% of Unterland Flexible Packaging

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

Overview

Mondi Group ('Mondi') is pleased to announce two acquisitions within its Mondi Packaging business unit.

Mondi has entered into agreements to acquire a majority interest in Tire Kutsan, a Turkish corrugated packaging and containerboard business, and 100% of Unterland Flexible Packaging, a consumer flexibles business based in Austria.

Commenting on the acquisitions, David Hathorn, CEO of Mondi, said:

'Tire Kutsan and Unterland are exciting additions to the Mondi Group, further strengthening our packaging business in two of its three key segments - corrugated and flexible packaging.'

Completion of the transactions is subject to conditions, including the obtaining of regulatory approvals, and is expected to take place before the end of the third quarter of 2007.

Tire Kutsan

Mondi has entered into an agreement with Yildiz Holding A.*. Strategic Investment Fund, Birlik Pazarlama Sanayi ve Ticarat A.*, Vural Bulut, Murat Ülker, Orhan Özokur, Ahsen Özokur, Ali Ülker, Istanbul Gida A.*., Selim Ba*aran and Cahit Ba*aran (together 'the Sellers') to acquire 2,117,915,691 shares in Tire Kutsan Oluklu Mukavva Kutu ve Ka*it Sanayi A.* ('Tire Kutsan') corresponding to a 53.56% interest in the company ('the Transaction').

The shares will be acquired for US$ 0.05007 per share with nominal value of TRY0.01 (US$ 5.007 per 100 shares with nominal value of TRY 1.00) in cash representing a total consideration for the Sellers of US$106.04 million. This values the entire issued share capital of Tire Kutsan at US$198 million (representing a cash and debt free enterprise value of around Euro190 million based on the net debt as of March 31, 2007).

Mondi has also agreed to acquire a further 388,733,261 shares in Tire Kutsan, representing a further 9.83% interest, from Ülker Gida Sanayi ve Ticarat A.*, within one month of the third anniversary of completion of the Transaction.

Upon completion of Mondi's initial 53.56% purchase and in compliance with Turkish legal requirements, Mondi will apply to the Capital Markets Board in Turkey to make a mandatory tender offer for the remaining shares in Tire Kutsan on the Istanbul Stock Exchange.

Tire Kutsan gives Mondi an excellent platform for further growth in the region, providing access to a:

* leading position in the Turkish corrugated packaging market - which is forecast to have strong growth;

* well-invested asset base; and

* strong and experienced management team.

Tire Kutsan will benefit from the continued involvement of the Ülker Group, which, as a leading player in a number of market sectors, brings a wealth of experience of operating in Turkey. As well as retaining an equity interest in Tire Kutsan for a three year period, a business cooperation agreement will be entered into between Mondi Packaging and the Ülker Group and the Ülker Group will nominate two members of Tire Kutsan's Board of Directors. The existing senior management team, headed by the CEO, Mr. Tamer Karamollaoglu, will remain in place.

Unterland Flexible Packaging

Mondi has entered into an agreement to acquire 100% of Unterland Flexible Packaging AG ('Unterland') from its current owners, who are CMP, a German financial investor, and members of the Unterland management team. The purchase price reflects a cash and debt free enterprise value of Euro74 million.

Unterland is a consumer flexibles packaging business, based in Austria, manufacturing polyethylene ('PE') and polypropylene ('CPP') films for use in packaging.

Mondi's existing flexible packaging business is focused on release liner, extrusion coating and high quality film and consumer bags. The acquisition of Unterland will add further high-quality film-making expertise and create significant purchasing synergies with Mondi's extrusion coating business.

END

Mondi plc News Announcement

Mondi PLC - Correction : Acquisition(s)

Further to the announcement released by Mondi plc this morning, a corrected notification is attached which includes notes to editors relating to the Tire Kutsan and Unterland announcement together with relevant Mondi contact details. These details were omitted from the original notification.

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Mondi to acquire majority stake in Tire Kutsan and 100% of Unterland Flexible Packaging

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

Overview

Mondi Group ('Mondi') is pleased to announce two acquisitions within its Mondi Packaging business unit.

Mondi has entered into agreements to acquire a majority interest in Tire Kutsan, a Turkish corrugated packaging and containerboard business, and 100% of Unterland Flexible Packaging, a consumer flexibles business based in Austria.

Commenting on the acquisitions, David Hathorn, CEO of Mondi, said:

'Tire Kutsan and Unterland are exciting additions to the Mondi Group, further strengthening our packaging business in two of its three key segments - corrugated and flexible packaging.'

Completion of the transactions is subject to conditions, including the obtaining of regulatory approvals, and is expected to take place before the end of the third quarter of 2007.

Tire Kutsan

Mondi has entered into an agreement with Yildiz Holding A.*. Strategic Investment Fund, Birlik Pazarlama Sanayi ve Ticarat A.*, Vural Bulut, Murat Ülker, Orhan Özokur, Ahsen Özokur, Ali Ülker, Istanbul Gida A.*., Selim Ba*aran and Cahit Ba*aran (together 'the Sellers') to acquire 2,117,915,691 shares in Tire Kutsan Oluklu Mukavva Kutu ve Ka*it Sanayi A.* ('Tire Kutsan') corresponding to a 53.56% interest in the company ('the Transaction').

The shares will be acquired for US$ 0.05007 per share with nominal value of TRY0.01 (US$ 5.007 per 100 shares with nominal value of TRY 1.00) in cash representing a total consideration for the Sellers of US$106.04 million. This values the entire issued share capital of Tire Kutsan at US$198 million (representing a cash and debt free enterprise value of around Euro190 million based on the net debt as of March 31, 2007).

Mondi has also agreed to acquire a further 388,733,261 shares in Tire Kutsan, representing a further 9.83% interest, from Ülker Gida Sanayi ve Ticarat A.*, within one month of the third anniversary of completion of the Transaction.

Upon completion of Mondi's initial 53.56% purchase and in compliance with Turkish legal requirements, Mondi will apply to the Capital Markets Board in Turkey to make a mandatory tender offer for the remaining shares in Tire Kutsan on the Istanbul Stock Exchange.

Tire Kutsan gives Mondi an excellent platform for further growth in the region, providing access to a:

- leading position in the Turkish corrugated packaging market - which is forecast to have strong growth;
- well-invested asset base; and
- strong and experienced management team.

Tire Kutsan will benefit from the continued involvement of the Ülker Group, which, as a leading player in a number of market sectors, brings a wealth of experience of operating in Turkey. As well as retaining an equity interest in Tire Kutsan for a three year period, a business cooperation agreement will be entered into between Mondi Packaging and the Ülker Group and the Ülker Group

will nominate two members of Tire Kutsan's Board of Directors. The existing senior management team, headed by the CEO, Mr. Tamer Karamollaoglu, will remain in place.

Unterland Flexible Packaging

Mondi has entered into an agreement to acquire 100% of Unterland Flexible Packaging AG ('Unterland') from its current owners, who are CMP, a German financial investor, and members of the Unterland management team. The purchase price reflects a cash and debt free enterprise value of Euro74 million.

Unterland is a consumer flexibles packaging business, based in Austria, manufacturing polyethylene ('PE') and polypropylene ('CPP') films for use in packaging.

Mondi's existing flexible packaging business is focused on release liner, extrusion coating and high quality film and consumer bags. The acquisition of Unterland will add further high-quality film-making expertise and create significant purchasing synergies with Mondi's extrusion coating business.

Contacts

Paul Hollingworth

Office Tel : +44 (1932) 826 325

E-Mail : Paul.Hollingworth@mondigroup.com

Mervyn Walker

Office Tel : +44 (1932) 826 360

E-Mail : Mervyn.Walker@mondigroup.com

Richard Mountain

Office Tel : +44 (0)20 7269 7186

E-Mail : Richard.Mountain@fd.com

Notes to Editors:

About Tire Kutsan

Founded in 1972, Tire Kutsan, which is based in the district of Tire, Izmir, in Turkey, is an integrated manufacturer of containerboard and corrugated box products. It had revenues of approximately US$154 million in 2006, which excludes the full impact of recent acquisitions and a greenfield expansion (completed in late 2006/early 2007). It has a leading position in the Turkish market for containerboard and corrugated boxes, with 8 production locations and approximately 1,100 employees.

About Unterland

Founded in 1959, Unterland operates a large single production facility for the manufacture of high quality polyethylene and polypropylene films near Kufstein in Austria. Unterland has approximately 400 employees and had revenues of approximately Euro129 million in 2006.

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.

Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation:

Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

3 July 2007

6. Date on which issuer notified:

5 July 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Indirect	No. of voting rights - Indirect	% Voting rights - Indirect
GB00B1CRLC47	934,375	19,779,375	19,779,375	5.3859%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

19,779,375 5.3859%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Jenny Peterkin

15. Contact telephone number:

01932 826368

END

Mondi plc News Announcement

Mondi PLC - Total Voting Rights

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Mondi plc - Voting Rights and Capital

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, we advise the market of the following:

The Company's issued share capital consists of 367,240,805 Ordinary shares of Euro 0.20 each. The Company holds no shares in Treasury and therefore the total number of voting rights in the Company is 367,240,805.

The figure of 367,240,805 should be used by shareholders as the denominator for calculations by which they may determine if they are required to notify their interest, or a change to their interest, in the Company under the FSA's Disclosure and Transparency Rules.

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):_____________

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L & G)

4. Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

06/07/07

6. Date on which issuer notified:

09/07/07

7. Threshold(s) that is/are crossed or reached:

From 4% to 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
Ord Euro 0.20	15,645,380 (4.26%)	14,488,408	14,488,408	3.94

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,488,408	3.94

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect)
(Group)

Legal & General Investment Management (Holdings)
Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited
(Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (14,488,408- 3.94% = LGAS, LGPL & PMC)

Legal & General Investment Management
(Holdings) Limited (Direct) (LGIMHD)
(11,788,066 -3.20%=PMC)

Legal & General Insurance Holdings
Limited (Direct) (LGIH)

Legal & General Assurance (Pensions
Management) Limited (PMC) (11,788,066 -
3.20 % = PMC)

Legal & General Assurance Society
Limited (LGAS & LGPL)

Legal & General Pensions Limited
(Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 367,240,805

14. Contact name:

Adam Westley

15. Contact telephone number:

01932 826369

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company



Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi Limited

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L & G)

4. Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

10/07/07

6. Date on which issuer notified:

11/07/07

7. Threshold(s) that is/are crossed or reached:

From 4% to 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
ZAE000097051	6,339,775	5,842,643	5,842,643	3.95

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,842,643	3.95

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (5,842,643- 3.95% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (4,715,752 -3.18%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (4,715,752 - 3.18 % = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 147,851,192.

Please note the number of shares include both the Ord ZAR 0.2 line and the Ord CDI line

14. Contact name:

Adam Westley

15. Contact telephone number:

01932 826369

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi Limited

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L & G)

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

19/07/07

6. Date on which issuer notified:

20/07/07

7. Threshold(s) that is/are crossed or reached:

Below 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
ZAE000097051	5,842,643	Below 3%		

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (Below 3%)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 146,896,322

14. Contact name:

Jenny Peterkin

15. Contact telephone number:

01932 826368

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify): Result of de-merger from Anglo American plc

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

19/07/07

7. Threshold(s) that is/are crossed or reached:

3 and 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
GB00B1CRLC47	N/A	15,214,407	15,214,407	4.14

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

15,214,407 4.14

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

Jenny Peterkin

15. Contact telephone number:

01932 826368

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify): Result of de-merger from Anglo American plc

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

20/07/2007

6. Date on which issuer notified:

23/07/2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
GB00B1CRLC47	15,214,407	13,728,298	13,728,298	3.74

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

13,728,298 3.74

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

Jenny Peterkin

15. Contact telephone number:

01932 826368

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

23/07/2007

6. Date on which issuer notified:

24/07/2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
GB00B1CRLC47	13,728,298	Below 3%		

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

Below 3%　　　　Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

Jenny Peterkin

15. Contact telephone number:

01932 826368

END

Mondi plc News Announcement

Mondi PLC - Half-yearly Report

INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2007

Financial Summary

Euro million, except for percentages and per share measures	6 months June 2007	6 months June 2006	Half year change %
Group revenue	3,052	2,857	+7
EBITDA (1)	421	343	+23
Underlying operating profit (2)	243	166	+46
Underlying profit before tax (3)	203	125	+62
Reported profit before tax	250	64	
Basic pro forma earnings per share (Euro cents per share) (4)	31.9	2.7	
Underlying pro forma earnings per share (Euro cents per share) (4),(5)	22.6	11.9	+90
Headline pro forma earnings per share (Euro cents per share) (4), (5)	17.3	12.1	+43
Interim dividend per share (Euro cents per share)	7.3	N/A	N/A
Cash inflow from operations	356	229	+55
Group ROCE (6)	10.0%	8.2%	+22

Highlights:

* Group revenue up 7% at Euro3.1 billion
* EBITDA up 23% at Euro421 million
* Underlying operating profit up 46% at Euro243 million driven by an improved operating performance across the Group, and significant pick up in the trading environment in Mondi Packaging and a major turnaround in the South African operations within Mondi Business Paper
* Successful listing of the Mondi Group on the JSE and LSE on 3 July 2007 completes demerger from Anglo American plc



David Hathorn, Mondi Group Chief Executive, said:

'I am very pleased that Mondi's first set of results as an independent Group shows a substantial recovery in operating profits and reflects an improved operating performance and trading environment across all business areas.

In the second half we expect to see continued pressure from rising input costs and weakness of the US dollar. However, the positive trends in Mondi's key business segments are expected to continue and the Board is confident of achieving good progress for the year as a whole.'

(*1)EBITDA is operating profit of subsidiaries and joint ventures before special items, depreciation and amortisation.

(2) Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

(3 Underlying profit before tax is reported profit before tax before special items.

(4) The calculation of basic earnings, underlying earnings and headline earnings per share has been based on the actual number of shares issued on admission to the Johannesburg and London stock exchanges of 514,137,127 shares.

(5) The Group has presented underlying earnings per share to exclude the impact of special items, in order to present an additional comparison for the periods shown in the combined condensed and consolidated financial statement, and headline earnings per share to exclude the impact of special items apart from demerger costs that have been reflected as special items.

(6) Group return on capital employed (ROCE) is an annualised measure based on underlying operating profit plus share of associates net earnings divided by average trading capital employed.

Contact details:

Mondi Group On 1 August 2007, please contact Financial Dynamics on the numbers below.

Thereafter, please call:

David Hathorn +27 11 638 4586

Paul Hollingworth +44 (0)1932 826 326

Financial Dynamics

Richard Mountain +44 (0)20 7269 7121 / +44 (0)7909 684 466

Louise Brugman +27 11 214 2415 / +27 83 504 1196

Presentation dial in facility:

A listen only dial in facility will be available for analysts and investors to listen to the presentation live at 10:30 (SA) and 09:30 (UK).

The dial in numbers are below. Please quote conference ID reference 760473

UK: +44 (0)20 7162 0025

SA: 0800 9914 68

Slides to accompany the results presentation will be available for download on www.mondigroup.com prior to the results presentation.

An audio recording of the presentation will be available on Mondi's website from around midday on 1 August 2007.

Editors' notes:

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5,751 million. Its key operations and interests are in Western Europe, Emerging Europe (including Russia) and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.

Mondi employs approximately 33,000 people and has production operations in 113 locations across 35 countries. Group Performance Overview

The Group experienced a substantial improvement in operating performance in the first half of 2007, with underlying operating profit of Euro243 million up Euro77 million or 46% on the first half of 2006. We saw an improved operating performance across the Group and a significant pick up in the trading environment in Mondi Packaging, with price increases achieved across all major paper grades. Mondi Business Paper also benefited from the improved operability of the PM31 paper machine in Merebank, South Africa, as well as modest increases in uncoated woodfree paper pricing. These positive developments were partially offset by significant inflation in fibre costs (wood, pulp and recycled fibre) as a result of strong Chinese fibre demand and alternative uses for wood in Europe.

Mondi Packaging's underlying operating profit increased by Euro48 million, up 49%, with the Corrugated Business benefiting from higher containerboard prices, coupled with some improvement in the converting operations and better performances in both the Bag and Flexibles Businesses. Mondi Business Paper's underlying operating profit increased by Euro34 million, or 74%, principally because of a significant turnaround in the South Africa operations. This was due to a restructuring of the business resulting in the improved operating performance of PM31 paper machine in Merebank following the rebuild in 2005 and cost reductions throughout the business. Mondi Packaging South Africa's underlying operating profit was in line with the prior year (rand exchange rate adversely impacted translation of results into euros), but was up 25% in local currency on the back of improved pricing and demand. Corporate costs were higher as a result of establishing Mondi's own corporate presence through the demerger from Anglo American plc.

Underlying operating margin was 8.0% (2006: 5.8%) reflecting the good operating performance and improvement in pricing, which was partially offset by input cost pressures. The Group achieved Euro73 million in cost savings and profit improvement initiatives in the first half of 2007, partly compensating for higher fibre and other input costs. The improved operating performance and lower capital employed in the current period meant that the Group's return on average capital employed to June 2007 was 10.0% versus 8.2% in the prior year.

Underlying pro forma earnings per share, calculated based on the combined number of ordinary shares for Mondi Limited and Mondi plc in issue on Admission to the Johannesburg and London stock exchanges for the period, were 22.6 euro cents per share, up 90% on the first half of 2006. The Group will pay a maiden

interim dividend of 7.5 euro cents per share.

Mondi Packaging

Euro million	6 months June 2007	6 months June 2006	Half year change %
Segment revenue	1,736	1,550	+12
- of which inter-segment revenue	19	23	
EBITDA	237	191	+24
Underlying operating profit	146	98	+49
Corrugated Business	66	39	+69
Bag Business	64	49	+31
Flexibles Business	16	10	+60
Capital expenditure	60	106	-43
Net segment assets	2,551	2,412	+6
Return on net segment assets (%) (7)	11.0%	9.0%	+22

(7) Return on net segment assets is an annualised measure based on underlying operating profit divided by average net segment assets.

Mondi Packaging results benefited from record production, ongoing productivity and efficiency gains, an improved trading environment and the restructuring actions taken in 2006. This was mitigated by increased wood and recycled paper costs which were up 27% and 26% respectively on the comparable period.

Within the Corrugated Business, the positive containerboard price trends and demand growth which were seen in 2006 have continued into 2007. Kraftliner prices were almost flat compared to end of 2006, but up by some 15%1 compared to the first half of 2006 with white top kraftliner up 4%1. Corrugated box prices increased reflecting the passing on of containerboard price increases, however, profit margins remain at an unsatisfactory level and further box price increases are required. The increase in profits was supported by the restructuring of the downstream corrugated packaging operations in 2006.

The Bag Business recorded improved kraft paper prices and volumes and is further benefiting from the acquisition of Stambolijski in the second half of 2006. The Bag Business downstream converting operations also saw a strong improvement in demand in the first half, mainly from the construction industry, leading to an unusually high sales volume increase of 4%.

Improvement in the Flexibles Businesses was mainly driven by price increases and efficiency enhancements and also includes the benefit from acquisitions made in the second half of 2006.

Mondi Packaging delivered Euro33 million of profit improvements and cost savings in the period. A record packaging paper production output was achieved (production volumes up 5%) with 5 out of 13 paper mills achieving new production records in the period. In addition the Swiecie mill successfully completed the major rebuild of PM1.

During the period, the 40% associate equity stake in Bischof + Klein GmbH was disposed of for Euro57 million resulting in a profit on sale of Euro19 million. In addition, to avoid a mandatory offer for the minority interests in Mondi Packaging Paper Swiecie S.A following Mondi's demerger from Anglo American plc, a 5.3% stake in Swiecie was disposed of for Euro66 million resulting in a profit on sale of Euro57 million (Mondi's ownership post disposal is 66%).

On 6 July 2007 Mondi Packaging announced the acquisition of 53.56% of Tire Kutsan, a Turkish corrugated packaging company and 100% of the Austrian based Unterland flexible packaging operations, both subject to regulatory approval. The debt free enterprise valuation of these acquisitions is Euro190 million and Euro 74 million respectively. Both these acquisitions are exciting additions to the Mondi Group and strengthen our packaging division in two of its key segments of corrugated and flexibles.

Finalisation of the level of available support from the Polish authorities for the approved Euro350 million 470,000 tonne lightweight recycled containerboard machine and new 250 million m2 per annum corrugated box plant at the Mondi Packaging Paper Swiecie mill in Poland is progressing well. The completion date is estimated to be mid to late 2009.

(1) Source FOEX: PIX Packaging Europe Index History

Mondi Business Paper

Euro million	6 months June 2007	6 months June 2006	Half year change %
Segment revenue	966	958	+1
- of which inter-segment revenue	86	75	
EBITDA	149	114	+31
Underlying operating profit	80	46	+74

Capital expenditure	52	84	-38
Net segment assets	2,180	2,157	+1
Return on net segment assets (%) 7	6.4%	5.0%	+28

The increase in underlying operating profit was largely driven by the significant improvement in the South African operations. The operational difficulties experienced in the first half of 2006, following the 2005 rebuild of PM31 in Merebank, have now largely been addressed. The overall restructuring of the South African operations is progressing well.

Uncoated woodfree production was 7.2% higher (continuing operations) than the first half of 2006 supported by good performances at our Slovakian and Russian mills. Total pulp production was up 10%, with the Richards Bay RB720 pulp line operating at improved rates following commissioning in 2005.

The average uncoated woodfree paper price improvements of 5-6% since the beginning of the year were mostly offset by higher pulp input costs at the non-integrated mills, and higher purchased wood costs. The overall fibre cost increase has been mitigated by our own low cost wood resources in South Africa and Russia. Cost savings and profit improvement initiatives contributed Euro37 million during the period.

Further increases in paper prices are required for returns to reach acceptable levels. Whilst industry mill operating rates have improved to over 90% (but traditionally soften as we move into the European summer) we do expect to see further improvement in operating rates post the European summer, helped by some industry plant closure announcements, and the normal post summer pick up in demand.

Mondi Business Paper will be taking usual downtime in the second half for planned maintenance shuts at its major mills. In addition the headbox at the PM31 paper machine will be further modified to ensure optimum performance, which is scheduled to take up to 3 weeks. This will in total result in a capacity reduction of 35,000 tonnes in the second half.

Mondi Business Paper is making good progress in obtaining the necessary operating permits and agreement of governmental support for the approved Euro525 million modernisation and expansion at the Syktyvkar mill in Russia. Planning for the project is progressing well with completion expected by mid 2010.

Mondi Packaging South Africa

Euro million	6 months June 2007	6 months June 2006	Half year change %
Segment revenue	173	185	-6
- of which inter-segment revenue	17	13	
EBITDA	21	21	-
Underlying operating profit	15	15	-
Capital expenditure	14	16	-13
Net segment assets	208	202	+3
Return on net segment assets (%) 7	17.1%	19.1%	-10

Demand across all business segments has been strong largely due to an increase in local consumption and a good agricultural season. Underlying operating profit was 25% higher in local currency versus the first half of 2006 also benefiting from a good operational performance. However, as a result of the significantly weaker rand exchange rate, this improved result is flat year on year on translation into euro.

The Springs mill optimisation project costing Euro12 million is on track for commissioning in August 2007. The Felixton optimisation project costing Euro25 million, which is due for commissioning in March 2008, is progressing well and will, when complete, enable Felixton to produce lighter weight paper and increase production by 50,000 tonnes of fluting.

Regulatory approval was received on 4 July 2007 for the Euro100 million acquisition of Lenco, a rigid plastics business. Lenco will be consolidated from the beginning of the second half of 2007.

Merchant and Newsprint businesses

Euro million	6 months June 2007	6 months June 2006	Half year change %
Segment revenue	286	260	+10
- of which inter-segment revenue	1	-	
EBITDA	27	22	+23
Underlying operating profit	16	12	+33
Capital expenditure	8	2	+300
Net segment assets	284	251	+13

Return on net segment assets (%) 7	12.3%	7.7%	+60

Merchant and Newsprint underlying operating profit at Euro16 million is up 33% on the first half of 2006. This is due to improved pricing and volumes at Europapier and improved prices and lower input costs at Aylesford. Mondi Shanduka Newsprint underlying profit was higher in local currency but lower in euros as a result of the weaker rand.

Corporate and other businesses

Corporate costs were Euro9 million higher than in the first half of 2006 due to Mondi establishing itself as an independent business with certain functions previously performed by Anglo American plc now being resourced by the Mondi Group.

Operating special items

The pre-tax charge of Euro8 million is fully described in note 4 to the accounts and is mainly made up of an asset impairment and charges relating to retention arrangements.

Net profit on disposals

Net profit on disposal includes the sale of Bischof + Klein GmbH (Euro19 million profit), the sale of a 5.3% stake in Mondi Packaging Paper Swiecie S.A. (Euro57 million profit), and the sale of various Corrugating converting operations (Euro8 million profit), and have been separately identified given their materiality. The Corrugated converting operations, which were held for sale at the end of 2006, were disposed of as part of a restructuring programme to improve the Corrugated results.

Special finance charges

As part of the demerger from Anglo American plc, certain long term loans in South Africa were closed out at a cost of Euro29 million, representing largely the interest foregone on the settlement of the loans. Given the materiality of this amount, the Board believe that it is more appropriate to disclose this separately on the income statement.

Net finance costs

Net finance costs of Euro42 million, before special financing items, are Euro3 million lower than 2006 (Euro45 million) following the debt restructuring in South Africa with Anglo American plc. It should be noted that, going forward, finance costs will reflect Mondi's new capital structure.

Taxation

The effective tax rate at 30% was 3.6% lower than in 2006 due to the higher level of non deductible expenditure in 2006 and fewer prior year adjustments.

Minority interests

Minority interests were Euro4 million higher than the first half of 2006 with higher earnings at the main non-wholly owned subsidiaries of Mondi Packaging Swiecie and Mondi Business Paper (Ruzomberok) partly offset by the benefit in 2006 of higher income on green energy credits and CO2 emission sales at both Swiecie and Ruzomberok.

Underlying pro forma earnings per share

Underlying pro forma earnings per share have been calculated based on the number of ordinary shares in issue on admission to the Johannesburg and London stock exchanges on 3 July 2007. The potential dilutive impact of the share schemes' awards coming into effect on or after 3 July 2007 will only be assessed in the Group's 2007 annual financial statements.

On a pro forma basis, underlying earnings per share were up 90% following the improved operating result.

Interim dividend

A maiden interim dividend of 7.3 euro cents per share will be paid on 17 September 2007 to those shareholders on the register of Mondi plc on 31 August 2007.

An equivalent interim dividend will be paid in South African rand on 17 September 2007 to shareholders on the register of Mondi Limited on 31 August 2007. Holders of Mondi Limited Depositary Interests who hold their interests through Lloyds TSB Registrars Corporate Nominee Limited will receive their dividend in UK sterling on 12 October 2007.

The Board intend that the final and interim dividends will be paid in approximate proportions of two thirds (final) and one third (interim).

Cash flow and borrowings

Cash inflows from operations of Euro356 million were Euro127 million up on the comparable period, benefiting from improved trading and tighter control of working capital. Capital expenditure in the period of Euro139 million was Euro39 million lower than depreciation. Capital expenditure is expected to increase in the second half as several capital projects are scheduled to take place, when a number of the large paper mills take maintenance downtime during the second half.

Mondi has now entered into new borrowing facilities and repaid the intercompany debt owed to its former parent Anglo American plc. As at 30 June 2007, Mondi had committed debt facilities of Euro2,648 million (at an average maturity of 3.7 years) of which Euro1,473 million was undrawn.

Current year outlook

In the second half we expect to see continued pressure from rising input costs and weakness of the US dollar. However the positive trends in Mondi's key business segments are expected to continue and the Board is confident of achieving good progress for the year as a whole.

INDEPENDENT REVIEW REPORT TO MONDI LIMITED

Introduction

We have been instructed by the company to review the financial information of the Mondi Group for the six months ended 30 June 2007 which comprises a combined condensed consolidated income statement, a combined condensed consolidated balance sheet, a combined condensed consolidated cash flow statement, a combined condensed consolidated statement of total recognised income and expense and notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the basis of preparation set out in Note 1, the JSE Listing Requirements and the requirements of IAS 34 which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding audited financial information except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in International Standards on Review Engagements 2410 - 'Review of Interim Financial Information performed by Independent Auditors of the Entity' issued by the IASB. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche

Per C Sagar

Partner

1 August 2007

Note: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

INDEPENDENT REVIEW REPORT TO MONDI PLC

Introduction

We have been instructed by the company to review the financial information of the Mondi Group for the six months ended 30 June 2007 which comprises a combined condensed consolidated income statement, a combined condensed consolidated balance sheet, a combined condensed consolidated cash flow statement, a combined condensed consolidated statement of total recognised income and expense and notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the basis of preparation set out in Note 1, the Listing Rules of the Financial Services Authority and the requirements of IAS 34 which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding audited financial information except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP

Chartered Accountants

London

1 August 2007

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Combined condensed consolidated income statement
For the six months ended 30 June 2007

		Reviewed Six months ended 30 June 2007			Reviewed Six months ended 30 June 2006			Audited Year ended 31 December 2006		
Euro million	Note	Before special items	Special items (note 4)		Before special items	Special items (note 4)		Before special items	Special items (note 4)	
Group revenue	3	3,052	-	3,052	2,857	-	2,857	5,751	-	5,751
Materials, energy and consumables used		(1,577)	-	(1,577)	(1,458)	-	(1,458)	(2,960)	-	(2,960)
Variable selling expenses		(280)	-	(280)	(278)	-	(278)	(558)	-	(558)
Gross margin		1,195	-	1,195	1,121	-	1,121	2,233	-	2,233
Maintenance and other indirect expenses		(130)	-	(130)	(134)	-	(134)	(287)	-	(287)
Personnel costs		(446)	-	(446)	(447)	-	(447)	(874)	-	(874)
Other net operating expenses		(198)	(8)	(206)	(197)	(57)	(254)	(346)	(78)	(424)
Depreciation and amortisation		(178)	-	(178)	(177)	-	(177)	(349)	-	(349)
Operating profit/ (loss) from subsidiaries and joint ventures	3	243	(8)	235	166	(57)	109	377	(78)	299
Net profit/(loss) on disposals	4	-	84	84	-	(4)	(4)	-	(4)	(4)
Net income from associates	3	2	-	2	4	-	4	5	-	5
Total profit/(loss) from operations and associates		245	76	321	170	(61)	109	382	(82)	300

	Note									
Investment income		21	-	21	35	-	35	70	-	70
Interest expense		(63)	(29)	(92)	(80)	-	(80)	(147)	-	(147)
Net finance costs	5	(42)	(29)	(71)	(45)	-	(45)	(77)	-	(77)
Profit/(loss) before tax		203	47	250	125	(61)	64	305	(82)	223
Taxation (charge)/ credit	6	(61)	1	(60)	(42)	14	(28)	(115)	21	(94)
Profit/(loss) for the financial period/year		142	48	190	83	(47)	36	190	(61)	129
Attributable to:										
Minority interests		26	-	26	22	-	22	51	-	51
Shareholders of the parent company		116	48	164	61	(47)	14	139	(61)	78
Pro forma earnings per share (EPS) for profit attributable to equity holders										
Basic EPS (Euro cents)	7			31.9			2.7			15.2
Headline EPS (Euro cents)	7			17.3			12.1			28.2
Underlying EPS (Euro cents)	7			22.6			11.9			27.0

Combined condensed consolidated balance sheet
As at 30 June 2007

		Reviewed As at 30 June	Reviewed As at 30 June	Audited As at 31 December
Euro million	Note	2007	2006	2006
Intangible assets		381	366	381
Property, plant and equipment		3,594	3,534	3,659
Forestry assets		220	215	221
Investments in associates		7	42	7
Financial asset investments		25	48	39
Deferred tax assets		40	35	35
Retirement benefit surplus		25	1	35
Total non-current assets		4,292	4,241	4,377
Inventories		710	657	656
Trade and other receivables		1,355	1,257	1,268
Current tax assets		33	19	34
Cash and cash equivalents	9	176	421	415
Other current financial assets (derivatives)		7	15	11
Total current assets		2,281	2,369	2,384
Assets held for sale		2	20	106
Total assets		6,575	6,630	6,867
Short-term borrowings	9	(311)	(1,167)	(1,238)
Trade and other payables		(1,016)	(961)	(935)
Current tax liabilities		(87)	(24)	(71)
Provisions		(9)	(3)	(8)
Other current financial liabilities (derivatives)		(2)	(3)	(2)
Total current liabilities		(1,425)	(2,158)	(2,254)
Medium and long-term borrowings	9	(1,200)	(672)	(656)

Retirement benefit obligations	(212)	(229)	(220)
Deferred tax liabilities	(322)	(309)	(325)
Provisions	(42)	(50)	(40)
Other non-current liabilities	(15)	(14)	(16)
Total non-current liabilities	(1,791)	(1,274)	(1,257)
Liabilities directly associated with assets classified as held for sale	-	-	(39)
Total liabilities	(3,216)	(3,432)	(3,550)
Net assets	3,359	3,198	3,317
Equity			
Equity attributable to equity holders	3,007	2,913	2,986
Minority interests	352	285	331
Total equity	3,359	3,198	3,317
Pro forma net asset value per share (Euro per share)	6.53	6.22	6.45

Combined condensed consolidated cash flow statement
For the six months ended 30 June 2007

		Reviewed Six months ended 30 June	Reviewed Six months ended 30 June	Audited Year ended 31 December
Euro million	Note	2007	2006	2006
Cash inflows from operations		356	229	657
Dividends from associates		1	1	1
Dividends from financial investments		-	-	1
Income tax paid		(40)	(34)	(71)
Net cash inflows from operating activities		317	196	588
Cash flows from investing activities				
Acquisition of subsidiaries, associates and joint ventures, net of cash and cash equivalents		(7)	(68)	(113)
Investment in associates		-	-	(2)
Disposal of subsidiaries, associates and joint ventures, net of cash and cash equivalents		157	29	34
Purchases of property, plant and equipment	10	(139)	(209)	(460)
Proceeds from the disposal of property, plant and equipment		4	9	16
Investment in forestry assets		(19)	(26)	(50)
Purchases of financial/fixed asset investments		-	(1)	(1)
Purchase of intangible assets		(2)	-	(6)
Proceeds from the sale of financial/fixed asset investments		-	1	3
Loan repayments from related parties		11	14	9
Interest received		9	22	51
Other investing activities		(1)	(7)	(5)
Net cash generated from/(used in) investing activities		13	(236)	(524)
Cash flows from financing activities				

Repayment of short-term borrowings	(889)	(393)	(355)
Proceeds from medium and long-term borrowings	548	24	70
Interest paid	(88)	(77)	(130)
Dividends paid to minority interests	(21)	(29)	(38)
Dividends paid to Anglo American group companies	(202)	(22)	(75)
Proceeds from current asset investments	-	(1)	-
Increase in invested capital	105	294	289
Other financing activities	5	6	5
Net cash used in financing activities	(542)	(198)	(234)
Net decrease in cash and cash equivalents(1)	(212)	(238)	(170)
Cash and cash equivalents(1) at start of period	358	574	574
Cash movements in the period	(212)	(238)	(170)
Reclassifications	(3)	-	(3)
Effects of changes in foreign exchange rates	(7)	(37)	(43)
Cash and cash equivalents(1) at end of period	136	299	358

Note:

(1) Includes overdrafts and cash balances in disposal groups.

Combined consolidated statement of recognised income and expense
For the six months ended 30 June 2007

	Reviewed Six months ended 30 June	Reviewed Six months ended 30 June	Audited Year ended 31 December
Euro million	2007	2006	2006
(Loss)/gain on cash flow hedges	(6)	12	8
Actuarial (losses)/gains on post-retirement benefit schemes	(8)	5	60
Related deferred tax credit/(charge)	3	(4)	(21)
Exchange losses on translation of foreign operations	(35)	(179)	(137)
Other movements	2	(5)	3
Net expense recognised directly in reserves	(44)	(171)	(87)
Profit for the period	190	36	129
Total recognised income and expense for the period/year	146	(135)	42
Attributable to:			
Minority interests	32	10	65
Shareholders of the parent company	114	(145)	(23)

Notes to the financial information

1 Basis of preparation

The combined condensed interim financial information for the six months ended 30 June 2007 presents the financial record of those businesses held by Mondi Limited and Mondi plc at the date of Admission of their shares on the Johannesburg Securities Exchange ('JSE') and the London Stock Exchange ('LSE') respectively. The combined condensed interim financial information therefore comprises an aggregation of amounts included in the financial statements of Mondi entities and former Anglo American entities (together 'the Group').

During the period and the prior periods presented, the Group did not form a separate legal group and therefore it is not meaningful to show the share

capital or an analysis of reserves within the combined condensed interim financial information, although the non-adjusting effects of the dual listing are analysed as part of a review of post balance sheet events. Instead the 'Equity attributable to equity holders' is presented, which represents the aggregated share capital, share premiums and reserves of the Group's entities, and debtor and creditor balances between Anglo American and the Group, which are considered to be equity funding in nature. Any interest accruing on such balances is classified as a 'dividend in specie' and recorded separately through reserves, not through the income statement.

The combined condensed interim financial statements for the six months ended 30 June 2007, which were approved by the Board on 1 August 2007, do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 of the United Kingdom. This interim financial information has been prepared in accordance with IAS 34, 'Interim Financial Reporting' and should be read in conjunction with the financial information for the year ended 31 December 2006 included within Part VIII: 'Financial information', of the Prospectus dated 1 June 2007.

2 Accounting policies

The same accounting policies, presentation and measurement principles have been followed in the condensed set of interim financial statements as applied in the Group's audited financial information for the year ended 31 December 2006 included within Part VIII: 'Financial information', of the Prospectus dated 1 June 2007.

3 Segmental information

Primary reporting format - by business segment

Primary segment disclosures for revenues are as follows:

Euro million	Six months ended 30 June 2007 Segment revenue	Inter-segment revenue	Group revenue	Six months ended 30 June 2006 Segment revenue	Inter-segment revenue	Group revenue	Year ended 31 December 2006 Segment revenue	Inter-segment revenue	Group revenue
Subsidiaries and joint ventures									
Mondi Packaging									
Corrugated Business	768	(33)	735	731	(40)	691	1,497	(86)	1,411
Bag Business	634	(21)	613	561	(16)	545	1,162	(31)	1,131
Flexibles Business	384	(15)	369	304	(13)	291	607	(28)	579
Intra-group sales	(50)	50	-	(46)	46	-	(99)	99	-
	1,736	(19)	1,717	1,550	(23)	1,527	3,167	(46)	3,121
Mondi Business Paper	966	(86)	880	958	(75)	883	1,889	(163)	1,726
Mondi Packaging South Africa	173	(17)	156	185	(13)	172	360	(25)	335
Merchant and Newsprint businesses	286	(1)	285	260	-	260	539	(1)	538
Corporate and other businesses	14	-	14	15	-	15	31	-	31
Elimination of inter-segment revenue	(123)	123	-	(111)	111	-	(235)	235	-
Total subsidiaries and joint ventures	3,052	-	3,052	2,857	-	2,857	5,751	-	5,751
Associates									
Mondi Packaging	8	-	8	102	-	102	168	-	168
Mondi Business Paper	25	-	25	21	-	21	40	-	40
Mondi Packaging South Africa	3	-	3	1	-	1	8	-	8
Total associates	36	-	36	124	-	124	216	-	216
Total Group operations	3,088	-	3,088	2,981	-	2,981	5,967	-	5,967

Primary segment disclosures for profits are as follows:

Segment operating profit before   Segment operating profit after special items

Special items (1)

Euro million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
joint ventures						
Mondi Packaging						
Corrugated Business	66	39	120	66	(10)	71
Bag Business	64	49	97	64	41	89
Flexibles Business	16	10	9	16	9	4
	146	98	226	146	40	164
Mondi Business Paper	80	46	104	76	47	88
Mondi Packaging South Africa	15	15	35	16	15	35
Merchant and Newsprint businesses	16	12	29	16	12	29
Corporate and other businesses	(14)	(5)	(17)	(19)	(5)	(17)
Total subsidiaries and joint ventures	243	166	377	235	109	299
Net income from associates						
Mondi Packaging	1	4	4	1	4	4
Mondi Business Paper	1	-	1	1	-	1
Total associates	2	4	5	2	4	5
Total Group operations including net income from associates	245	170	382	237	113	304
Net profit/(loss) on disposals	-	-	-	84	(4)	(4)
Total profit from operations and associates	245	170	382	321	109	300

Note:

(1) Special items are set out in note 4.

Primary segment disclosures for segment assets and liabilities are as follows:

	As at 30 June 2007			As at 30 June 2006			As at 31 December 2006		
Euro million	Segment assets	Segment liabilities	Net segment assets (1)	Segment assets	Segment liabilities	Net segment assets (1)	Segment assets	Segment liabilities	Net segment assets (1)
Subsidiaries and joint ventures									
Mondi Packaging									
Corrugated Business	1,244	(217)	1,027	1,220	(230)	990	1,263	(233)	1,030
Bag Business	1,311	(175)	1,136	1,270	(168)	1,102	1,265	(175)	1,090
Flexibles Business	467	(79)	388	390	(70)	320	432	(58)	374
	3,022	(471)	2,551	2,880	(468)	2,412	2,960	(466)	2,494
Mondi Business Paper	2,440	(260)	2,180	2,415	(258)	2,157	2,484	(253)	2,231
Mondi Packaging South Africa	261	(53)	208	230	(28)	202	247	(52)	195
Merchant and Newsprint businesses	348	(64)	284	314	(63)	251	317	(65)	252

Corporate and other businesses	26	(5)	21	26	(6)	20	34	(7)	27
	6,097	(853)	5,244	5,865	(823)	5,042	6,042	(843)	5,199
Unallocated:									
Investment in associates	7	-	7	42	-	42	7	-	7
Deferred tax assets/ (liabilities)	40	(322)	(282)	35	(309)	(274)	35	(325)	(290)
Other non-operating assets/ (liabilities)	230	(530)	(300)	219	(461)	(242)	329	(488)	(159)
Trading capital employed	6,374	(1,705)	4,669	6,161	(1,593)	4,568	6,413	(1,656)	4,757
Financial investments	25	-	25	48	-	48	39	-	39
Net debt	176	(1,511)	(1,335)	421	(1,839)	(1,418)	415	(1,894)	(1,479)
Net assets	6,575	(3,216)	3,359	6,630	(3,432)	3,198	6,867	(3,550)	3,317

Note:

1. Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

Secondary reporting format - by geographical segment

Secondary segmental information of revenue by customer location is as follows:

	Revenue		
Euro million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures			
South Africa	291	307	592
Rest of Africa	93	95	186
Western Europe	1,587	1,470	2,932
Eastern Europe	492	424	856
Russia	258	220	453
North America	98	105	215
South America	10	9	26
Asia and Australia	223	227	491
Total subsidiaries and joint ventures	3,052	2,857	5,751
Associates			
South Africa	3	1	8
Rest of Africa	6	4	4
Western Europe	-	82	136
Eastern Europe	27	30	55
North America	-	3	6
South America	-	1	1
Asia and Australia	-	3	6
Total associates	36	124	216
Total Group operations including associates	3,088	2,981	5,967

Additional disclosure of secondary segmental information of revenue by origin is as follows:

Revenue

Six months Six months

Euro million	ended 30 June 2007	ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures			
South Africa	469	499	982
Rest of Africa	5	6	14
Western Europe	1,376	1,274	2,582
Eastern Europe	797	703	1,417
Russia	270	237	482
North America	61	62	121
Asia and Australia	74	76	153
Total subsidiaries and joint ventures	3,052	2,857	5,751
Associates			
South Africa	3	1	8
Rest of Africa	6	4	4
Western Europe	-	96	161
Eastern Europe	27	23	43
Total associates	36	124	216
Total Group operations including associates	3,088	2,981	5,967

The Group's geographical analysis of segment assets and liabilities, allocated based on where assets and liabilities are located, is:

Euro million	As at 30 June 2007			As at 30 June 2006			As at 31 December 2006		
	Segment assets	Segment liabilities	Net segment assets	Segment assets	Segment liabilities	Net segment assets	Segment assets	Segment liabilities	Net segment assets
Subsidiaries and joint ventures									
South Africa	1,428	(183)	1,245	1,368	(131)	1,237	1,500	(203)	1,297
Rest of Africa	11	(6)	5	13	(6)	7	15	(7)	8
Western Europe	2,310	(378)	1,932	2,316	(438)	1,878	2,231	(357)	1,874
Eastern Europe	1,676	(196)	1,480	1,504	(156)	1,348	1,633	(181)	1,452
Russia	446	(35)	411	437	(36)	401	436	(34)	402
North America	113	(16))	97	111	(17)	94	121	(23)	98
Asia and Australia	113	(39)	74	116	(39)	77	106	(38)	58
Total subsidiaries and joint ventures	6,097	(853)	5,244	5,865	(823)	5,042	6,042	(843)	5,199

4 Special Items

Euro million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures			
Operating special items			
Mondi Packaging asset impairments	-	(58)	(62)
Mondi Business Paper asset impairments	(4)	1	(19)
Retention arrangements	(5)	-	-
Mondi Packaging South Africa negative goodwill	1	-	-
Mondi Business Paper negative goodwill	-	-	3
Total operating special items	(8)	(57)	(78)
Profit and (losses) on disposals			
Disposal of partial interest in Mondi Packaging Paper Swiecie SA	57	-	-

Disposal of interest in Bischof + Klein GmbH	19		
Sale of assets and other items	8	(4)	(4)
Net profit/(loss) on disposal	84	(4)	(4)
Financing cost	(29)	-	-
Total non-operating special items	55	(4)	(4)
Total special items before tax and minority interests	47	(61)	(82)
Taxation	1	14	21
Total attributable to shareholders of the parent company	48	(47)	(61)

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the underlying financial performance achieved by the Group and its businesses. Such items are material by nature or amount to the financial period's/year's results and require separate disclosure in accordance with IAS 1, 'Presentation of Financial Statements'. Special items that relate to the operating performance of the Group are classified as special operating items and include impairment charges and reversals and other exceptional items including material restructuring costs. Non-operating special items include profits and losses on disposals of investments and businesses.

Non-operating special items

The Group disposed of 5.3% of its interest in Mondi Packaging Paper Swiecie SA, a subsidiary in which the Group retains control, on 15 May 2007 for consideration of Euro66 million and a profit of Euro57 million and its entire interest in Bischof + Klein GmbH, formerly an associate entity of the Group, on 22 February 2007 for consideration of Euro54 million and a profit of Euro19 million. Assets held for sale as at 31 December 2006 and representing the Group's corrugated converting operations were disposed of in the six months ended 30 June 2007. The profit on disposal of these operations was Euro8 million. A one-off finance cost of Euro29 million resulted from a refinancing arrangement entered into in South Africa (see note 9).

Operating special items

An impairment of the carbonless plant held in South Africa, resulting from a decline in the market for carbonless paper, accounts for Euro4 million of the operating special charge. Senior management, principally equity-settled, retention arrangements of Euro5 million represents the charge of a total cost of approximately Euro24 million to be spread over the period until 3 July 2009. The cost of these two special items has been partially offset by negative goodwill of Euro1 million on an acquisition within the Mondi Packaging South Africa business segment.

5 Net finance costs

	Six months ended 30 June	Six months ended 30 June	Year ended 31 December
Euro million	2007	2006	2006
Investment income			
Interest and other financial income	9	27	39
Expected return on defined benefit arrangements	10	10	18
Foreign exchange gains/(losses)	2	(2)	12
Dividend income from financial/ fixed asset investments	-	-	1
Total investment income	21	35	70
Interest expense			
Bank loans and overdrafts	(41)	(58)	(102)
Special items financing cost (note 4)	(29)	-	-
Other loans	(11)	(9)	(17)
Interest on defined benefit arrangements	(13)	(14)	(30)
	(94)	(81)	(149)
Less: interest capitalised	2	1	2
Total interest expense	(92)	(80)	(147)
Net finance costs	(71)	(45)	(77)

Finance costs and foreign exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings.

6 Income tax expense

Euro million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
United Kingdom	-	(5)	(7)
Overseas	58	47	119
	58	42	112
Deferred taxation	2	(14)	(18)
	60	28	94

The Group's share of associated undertakings' taxation for the six months ended 30 June 2007 was Euro0.4 million (six months ended 30 June 2006: Euro1 million, year ended 31 December 2006: Euro1 million).

The Group's effective tax rate before special items for the six months ended 30 June 2007 is 30 per cent (six months ended 30 June 2006: 34 per cent). The Group's reported tax rate for the six months ended 30 June 2007 is 24 per cent (six months ended 30 June 2006: 44 per cent).

7 Pro forma EPS

	Six months ended 30 June	Six months ended 30 June	Year ended 31 December
Euro cents per share	2007	2006	2006
Basic EPS	31.9	2.7	15.2
Headline EPS(1)	17.3	12.1	28.2
Underlying EPS(2)	22.6	11.9	27.0

Notes:

1. Headline earnings has been calculated in accordance with Circular 7/2002, `Headline Earnings', as issued by the South African Institute of Chartered Accountants. See the reconciliation below.
2. The directors believe that underlying earnings provides a useful additional measure of the Group's underlying performance.

The calculation of basic EPS has been based on the profit for the six month period/financial year, as shown below, and on 514,137,127 shares, which represents the aggregate number of shares that were issued upon Admission on 3 July 2007 (see note 16). The Group was not a stand-alone entity prior to the demerger date. The number of shares in issue has therefore been retrospectively applied to the comparative periods, so that a meaningful comparison can be made.

The Group has also presented underlying EPS and headline EPS. Underlying EPS excludes the impact of special items, in order to present an additional comparison for the periods shown in the combined condensed consolidated financial information. The presentation of headline EPS is mandated under the JSE Listing Requirements.

The calculation of headline earnings and underlying earnings, based on basic earnings is as follows:

	Earnings		
	Six months ended 30 June	Six months ended 30 June	Year ended 31 December
Euro million	2007	2006	2006
Attributable profit for the financial year	164	14	78
Special items: operating	8	57	78
Special items: financing costs	29	-	-
Net (profit)/loss on disposals	(84)	4	4
Related tax	(1)	(14)	(21)

Underlying earnings	116	61	139
Special items: financing costs	(29)	-	-
Special items: retention arrangements	(5)	-	-
Loss on disposal of tangible fixed assets	1	1	8
Related tax	6	-	(2)
Headline earnings	89	62	145

Diluted EPS is not presented as there are no dilutive potential ordinary shares in issue as at 30 June 2007. The potential dilutive impact of the Group's share scheme awards, which become effective on 3 July 2007, will only be assessed in the Group's 2007 Annual Report.

8 Dividends

Euro million	Six months ended 30 June 2007
Interim dividend	38

The interim dividend for 2007 of 7.3 euro cents per ordinary share will be paid to equity holders, other than those holders within the Lloyds TSB Corporate Nominee, on 17 September 2007 based on the shareholder registers on 31 August 2007. The dividend will be paid from the distributable reserves of Mondi Limited, as presented in the annual financial statements of Mondi Limited for the year ended 31 December 2006 and from the distributable reserves of Mondi plc, as presented in the Initial Accounts for the period ended 2 July 2007.

The relevant dates for the payment of the dividends are:

	Mondi Limited	Mondi plc
Currency conversion date		
Euro/sterling	1 August 2007	1 August 2007
ZAR/euro	1 August 2007	1 August 2007
Last date to trade shares cum-dividend		
JSE Limited	24 August 2007	24 August 2007
LSE	Not applicable	28 August 2007
Shares commence trading ex-dividend		
JSE Limited	27 August 2007	27 August 2007
LSE	Not applicable	29 August 2007
Record date		
JSE Limited	31 August 2007	31 August 2007
LSE	Not applicable	31 August 2007
Last date for Dividend Reinvestment Plan ('DRIP') elections by Central Securities Depositary Participants ('CSDPs')	5 September 2007	5 September 2007
Last date for DRIP elections to UK Registrar and South African Transfer Secretaries by shareholders of Mondi Limited, Mondi plc and by holders in the Corporate Nominee	6 September 2007	6 September 2007
Payment date		
UK Register	Not applicable	17 September 2007
South African Register	17 September 2007	17 September 2007
Depositary Interest Holders (dematerialised DIs)	17 September 2007	Not applicable

Payment date for holders within Lloyds TSB Corporate Nominee	25 September 2007	Not applicable
DRIP purchase settlement date	25 September 2007	25 September 2007

Share certificates on the South African registers of Mondi Limited and Mondi plc may not be dematerialised or rematerialised between 27 August 2007 and 2 September 2007, both dates inclusive, nor may transfers between the UK and South African registers of Mondi plc take place between 1 August 2007 and 2 September 2007, both dates inclusive.

9 Net debt

The Group's net debt position, excluding disposal groups for the relevant periods is as follows:

Euro million	Cash and cash equivalents (1)	Debt due within one year (2)	Debt due after one year	Loans to related parties	Total net debt
Balance at 1 January 2006	574	(1,490)	(710)	14	(1,612)
Cash flow	(238)	393	(24)	(14)	117
Business combinations/ disposal of business	-	(24)	-	-	(24)
Currency movements	(37)	76	62	-	101
Closing balance at 30 June 2006	299	(1,045)	(672)	-	(1,418)
Cash flow	68	(38)	(46)	-	(16)
Business combinations/ disposal of business	-	(18)	(8)	-	(26)
Transfer to disposal groups	(3)	-	4	-	1
Reclassifications	-	(78)	78	-	-
Currency movements	(6)	(2)	(12)	-	(20)
Closing balance at 31 December 2006	358	(1,181)	(656)	-	(1,479)
Cash flow	(212)	889	(548)	-	129
Business combinations/ disposal of business	-	7	-	-	7
Reclassifications	(3)	3	-	-	-
Currency movements	(7)	11	4	-	8
Closing balance at 30 June 2007	136	(271)	(1,200)	-	(1,335)

Notes:

(1) The Group operates in certain countries (principally South Africa) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations.

(2) Excludes overdrafts, which are included as cash and cash equivalents. At 30 June 2007, short-term borrowings on the balance sheet of Euro311 million (30 June 2006: Euro1,167 million, 31 December 2006: Euro1,238 million) include Euro40 million of overdrafts (30 June 2006: Euro122 million, 31 December 2006: Euro57 million).

In order to provide for its ongoing capital needs, the Group entered into two additional external financing arrangements prior to the period end. The amounts drawn down on these facilities have been used to refinance existing debt obligations outstanding to the Anglo American Group and other third parties.

Euro1.55 billion Syndicated Revolving Credit Facility (UKRCF)

The UKRCF is a five year multi-currency revolving credit facility which was signed on 22 June 2007. Interest is charged on the balance outstanding at a market-related rate linked to LIBOR.

ZAR 2 billion Term Loan Facility (SATF)

The SATF is a South African rand three year amortising term loan which was signed and drawn down on 4 May 2007. Interest is charged on the balance outstanding at a market-related rate linked to JIBAR.

10 Capital expenditure cash payments(1)

	Six months	Six months	Year ended

Euro million	ended 30 June 2007	ended 30 June 2006	31 December 2006
By business segment			
Mondi Packaging			
Corrugated Business	31	38	125
Bag Business	21	59	118
Flexibles Business	8	9	24
	60	106	267
Mondi Business Paper	52	84	156
Mondi Packaging South Africa	14	16	27
Merchant and Newsprint businesses	8	2	9
Corporate and other businesses	5	1	1
Capital expenditure	139	209	460

Note:

(1) Excludes business combinations.

11 EBITDA

A reconciliation of cash inflows from operations to EBITDA is presented as follows:

Euro million	Reviewed Six months ended 30 June 2007	Reviewed Six months ended 30 June 2006	Audited Year ended 31 December 2006
Cash inflows from operations	356	229	657
Share option expense	(3)	(3)	(6)
Fair value gains on forestry assets	13	16	37
Cost of felling	(26)	(32)	(58)
Decrease in provisions and post-employment benefits	10	32	39
Increase in inventories	52	30	14
Increase in operating receivables	99	78	48
Increase/(decrease) in operating payables	(92)	(9)	20
Other adjustments	12	2	(25)
EBITDA(1)	421	343	726

Note:

(1) EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and joint ventures.

EBITDA by primary business segment is presented as follows:

Euro million	Six month ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
By business segment			
Mondi Packaging			
Corrugated Business	106	83	206
Bag Business	103	86	174
Flexibles Business	28	22	32
	237	191	412
Mondi Business Paper	149	114	237
Mondi Packaging South Africa	21	21	46
Merchant and Newsprint businesses	27	22	48

Corporate and other businesses	(13)	(5)	(17)
EBITDA	421	343	726

EBITDA is stated before special items and is reconciled to 'Total profit from operations and associates' as follows:

Euro million	Six month ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Total profit from operations and associates	321	109	300
Operating special items (excluding associates)	8	57	78
Net(profit)/loss on disposals (excluding associates)	(84)	4	4
Depreciation and amortisation: subsidiaries and joint ventures	178	177	349
Share of associates' net income	(2)	(4)	(5)
EBITDA	421	343	726

12 Retirement benefits

Material schemes

The Group's material defined benefit scheme liabilities were actuarially assessed on a roll-forward basis for the six months ended 30 June 2007. The net change in actuarial assumptions from the year ended 31 December 2006 resulted in an immaterial impact on the present value of the scheme liabilities. The assets backing these material scheme liabilities were updated to reflect their market values as at 30 June 2007. Any difference between the expected return on assets and the actual return on assets has been recognised as an actuarial movement in the combined condensed consolidated statement of recognised income and expense in accordance with the Group's accounting policy. The restriction of the surplus on the South African schemes increased by Euro12 million as a result of a decrease in anticipated future employee contributions.

Other Group schemes

The other Group defined benefit schemes are calculated on a year-to-date basis, using the same assumptions as were used in the actuarial valuation carried out for the year ended 31 December 2006. There have not been any significant fluctuations or one-off events in the period that would require adjustment to these actuarial assumptions.

13 Capital commitments

Euro million	As at 30 June 2007	As at 30 June 2006	As at 31 December 2006
Contracted but not provided	79	40	37

14 Contingent Liabilities

Contingent liabilities comprise aggregate amounts at 30 June 2007 of Euro17 million (30 June 2006: Euro21 million, 31 December 2006: Euro34 million) in respect of loans and guarantees given to banks and other third parties.

15 Related party transactions

The Group has a related party relationship with its associates and joint ventures.

The Group and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and associates and others in which the Group has a material interest. These transactions are under terms that are no less favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Mr Ramaphosa, non-executive Joint Chairman of Mondi, has a 39.96% stake in Shanduka Group (Pty) Limited, an entity that has controlling interests in Shanduka (Pty) Limited and Shanduka Packaging (Pty) Limited and participating interests in Mondi Shanduka Newsprint (Pty) Limited, Kangra Coal (Pty) Limited and Mondi Packaging South Africa (Pty) Limited. Fees of Euro200,000 and Euro345,000 were paid to Shanduka (Pty) Limited and Shanduka Packaging (Pty) Limited respectively for management services provided to the Group in the six months ended 30 June 2007. Shanduka Packaging (Pty) Limited has also provided finance to the Group. The balance outstanding as at 30 June 2007 was Euro7 million. In the normal course of business, and on an arm's length basis, the Group purchased supplies from Kangra Coal (Pty) Limited totalling Euro8 million during the period. Euro1 million remains outstanding on these purchases as at 30 June 2007. Comparatives have not been disclosed because Mr Ramaphosa became a related party on his appointment as non-executive Joint Chairman on 16 May 2007.

Dividends received from associates for the six months ended 30 June 2007 totalled Euro1 million (six months ended 30 June 2006: Euro1 million, 31 December 2006: Euro1 million), as disclosed in the combined condensed consolidated cash flow statement.

Euro million	Anglo American Group	Joint Ventures	Associates
Six months ended 30 June 2007			
Sales to related parties	-	-	1
Purchases from related parties	(6)	-	(68)
Net finance income/(costs)	2	(2)	-
Dividends paid to related parties	(202)	-	-
Dividends in specie	(32)	-	-
Receivables due from related parties	-	1	-
Cash held by related parties	-	2	-
Total borrowings from related parties	(4)	(7)	-
Six months ended 30 June 2006			
Sales to related parties	-	-	3
Purchases from related parties	-	-	(3)
Net finance costs	(21)	-	-
Dividends paid to related parties	(22)	-	-
Dividends in specie	(32)	-	-
Loans to related parties	-	35	-
Receivables due from related parties	1	3	1
Cash held by related parties	329	-	-
Financial assets and liabilities	1	-	-
Total borrowings from related parties	(836)	-	-
Year ended 31 December 2006			
Sales to related parties	-	10	-
Purchases from related parties	-	(2)	-
Net finance costs	(31)	-	-
Dividends (paid)/received to/from related parties	(75)	-	1
Dividends in specie	(68)	-	-
Loans to related parties	-	35	-
Receivables due from related parties	4	3	1
Payables due to related parties	(2)	-	-
Cash held by related parties	286	-	-
Total borrowings from related parties	(942)	-	-

16 Events occurring after 30 June 2007

On 2 July 2007, the execution of the final demerger transaction resulted in the Mondi companies successfully demerging from Anglo American plc and becoming the Mondi Group ('the legal Group'). The legal Group has a dual listed structure and the shares of both Mondi Limited and Mondi plc, the ultimate holding companies for the African and non-African assets respectively, were admitted to the JSE and LSE on 3 July 2007.

The sharing agreement between Mondi Limited and Mondi plc has the effect that their shareholders can be regarded as having the interests of a single economic group. Accordingly, the legal Group will present combined and consolidated financial information representing the combined interests of both sets of shareholders and encompass the businesses of Mondi Limited and Mondi plc and their respective subsidiaries, joint ventures and associates.

Share capital

The share capital of Mondi plc was created by way of a dividend in specie made to Anglo American plc equity holders on a pro rata basis initially of one Mondi plc ordinary share for every one Anglo American plc ordinary share held. The

share capital was then subsequently reduced by order of the United Kingdom High Court on 2 July 2007 in order to capitalise Mondi Limited and generate distributable reserves for the ongoing needs of the Group and its shareholders.

	Number of shares	Euro million	Ordinary shares (1)	Share premium (1)	Total
As at 30 June 2007(1)	-		-	-	-
Shares issued on the JSE	146,896,322		3	540	543
Shares issued on the LSE	367,240,805		74	-	74
As at 2 July 2007(2)	514,137,127		77	540	617

Notes:

(1) No comparatives have been presented because the Group's shares were issued on Admission to the JSE and LSE on 3 July 2007. Prior to this date the Group was owned by Anglo American plc and presentation of this ownership interest is not considered to provide a meaningful comparison.

(2) In addition, there are special converting shares in issue in both Mondi Limited of 367,240,805 (Euro8 million) and Mondi plc of 146,896,322 (Euro29 million) that are held on trust and do not carry voting or dividend rights. The special converting shares provide a mechanism for equality of treatment on termination for both Mondi Limited and Mondi plc ordinary equity holders.

Mondi plc also issued 50,000 5% cumulative £1 preference shares. The Group will classify these preference shares as a liability, and not as equity instruments, since they contractually obligate the Group to make cumulative dividend payments to the holders. These dividend payments will be treated as a finance cost rather than distributions in subsequent reporting periods.

Other reserves

Euro million	Retained earnings	Share-based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves (1)	Minority interests	Total
As at 2 July 2007	2,166	17	(40)	242	352	2,737

Note:

(1) Including Euro237 million in respect of the merger reserve created on demerger from Anglo American plc and in aggregating Mondi Limited and Mondi plc.

Acquisitions

Mondi Packaging South Africa received regulatory approval on 4 July 2007 for the Euro100 million acquisition of Lenco, a South African rigid plastics business. Following the successful completion of this acquisition, Lenco's results will be consolidated from the second half of 2007.

Production statistics

		Six months ended 30 June	Six months ended 30 June	Year ended 31 December
		2007	2006	2006
Mondi Packaging				
Containerboard	tonnes	1,035,932	1,009,005	2,044,391
Kraft paper	tonnes	444,625	400,941	850,271
Corrugated board and boxes	m m²	985	1,071	2,103
Industrial bags	m units	1,910	1,799	3,606
Coating and release liners	m m²	1,549	1,186	2,360
Pulp - external	tonnes	91,834	89,025	180,166
Mondi Business Paper				
Uncoated wood free paper	tonnes	1,039,145	1,015,481	2,012,295
Newsprint	tonnes	99,738	92,056	187,100
Pulp - external	tonnes	84,563	52,221	114,099
Wood chips	Bone dry tonnes	362,089	475,665	886,612
Mondi Packaging South Africa				

Packaging papers	tonnes	141,339	149,078	369,300
Corrugated board and boxes	m m²	171	142	328
Newsprint Joint Ventures and other				
Newsprint (attributable share)	tonnes	156,102	162,065	320,876
Aylesford (attributable share)	tonnes	94,354	100,272	196,864
Shanduka (attributable share)	tonnes	61,748	61,793	124,012

Exchange rates

	Six months ended 30 June	Six months ended 30 June	Year ended 31 December
Closing rates against the euro	2007	2006	2006
South African rand	9.53	9.13	9.22
Pounds sterling	0.67	0.69	0.67
Polish zloty	3.77	4.08	3.84
Russian rouble	34.83	34.32	34.68
Slovakian koruna	33.61	38.43	34.56
US dollar	1.35	1.28	1.32
Czech koruna	28.71	28.57	27.50
Average rates for the period against the euro			
South African rand	9.52	7.76	8.51
Pounds sterling	0.67	0.69	0.68
Polish zloty	3.84	3.89	3.90
Russian rouble	34.67	34.03	34.14
Slovakian koruna	34.05	37.59	37.25
US dollar	1.33	1.23	1.26
Czech koruna	28.16	28.52	28.37

END

Mondi plc News Announcement

Mondi PLC - Interim Dividend Exchange Rate



Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Mondi Group - Interim Dividend Exchange Rate

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listing requirements and/or the Disclosure and Listing Rules of the United Kingdom Listing Authority.

On 1 August 2007 Mondi Group announced, in its Interim Results announcement, that an interim dividend for 2007 of 7.3 euro cents per ordinary share will be paid to equity holders based on the shareholder registers on 31 August 2007. Holders other than those within the Lloyds TSB Corporate Nominee will be paid the dividend on 17 September 2007. Holders within the Lloyds TSB Corporate Sponsored Nominee will receive the dividend on 25 September 2007.

Mondi Limited and Mondi plc will pay their respective dividends as follows:

Mondi Limited

Mondi Limited will pay its dividend in South African Rand. The applicable exchange rate is EUR 1 to ZAR 9.8269.

Dividends paid to holders of Depositary Interests and those holders within the Lloyds TSB Corporate Nominee will be paid in Sterling. The exchange rate for this payment will be set on or around the payment date. (Note that there is no currency election).

Mondi plc

Mondi plc will pay its dividend in euro.

However, ordinary shareholders resident in the United Kingdom will receive the dividend in Sterling (unless shareholders have elected to receive their dividend in euro), converted at a rate of EUR 1 to GBP 0.67483.

In addition, shareholders resident in the Republic of South Africa will receive the dividend in South African Rand, converted at a rate of EUR 1 to ZAR 9.8269.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by directors of Mondi Limited and Mondi plc

Name	David Hathorn
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	11,785
Price paid/received	£4.2425 per share
Nature of interest	Direct beneficial

In addition, pursuant to the Co-Investment Plan between David Hathorn and Mondi plc, Mr Hathorn has on 1 August 2007 entered into a commitment to purchase £1m in Mondi plc shares from the Mondi Jersey Employee Benefit Trust at the average share price between 3 July 2007 and 3 August 2007 ('the average price'). An initial 215,000 shares have been acquired and the final number of shares acquired will be disclosed following determination of the average price.

Name	Paul Hollingworth
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	50,000
Price paid/received	£4.254831 per share
Nature of interest	Direct beneficial
Name	Colin Matthews
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	5,825
Price paid/received	£4.254831 per share
Nature of interest	Direct beneficial
Name	Sir John Parker
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares

Number of shares	11,750
Price paid/received	£4.25 per share
Nature of interest	Indirect beneficial
Name	Anne Quinn
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	9,401
Price paid/received	£4.254831 per share
Nature of interest	Direct beneficial
Name	Matamela Cyril Ramaphosa
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	7,050
Price paid/received	£4.254831 per share
Nature of interest	Direct beneficial
Name	David Williams
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	5,000
Price paid/received	£4.254831 per share
Nature of interest	Direct beneficial

Dealings by Persons Discharging Managerial Responsibilities

Name	Kurt Mitterboeck
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	30,000
Price paid/received	£4.24 per share
Nature of interest	Direct beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI LIMITED ORDINARY SHARES OF ZAR0.20 EACH

1. Conditional award of shares under the Mondi Long Term Incentive Plan granted to directors of Mondi Limited and Mondi plc

Name	David Hathorn
Date and place of transaction	6 August 2007, South Africa
Date of notification to issuer	6 August 2007
Type of option	Long Term Incentive Plan
Number of shares	84,336
Option price	Nil cost award
Vesting date	After the announcement of the final results for 2009 in early 2010
Performance conditions	One third TSR measured over the period from 3 July 2007 to 31 December 2009, one third ROCE and one third EPS both measured over the 3 financial years ending 31 December 2009

2. Conditional award of shares under the Mondi Bonus Share Plan granted to the Company Secretary of Mondi Limited

Name	Philip Laubscher
Date and place of transaction	6 August 2007, South Africa
Date of notification to issuer	6 August 2007
Type of option	Bonus Share Plan
Number of shares	2,941
Option price	Nil cost award
Vesting date	After the announcement of the final results for 2009 in early 2010

3. Conditional transitional award of shares granted to the Company Secretary of Mondi Limited

Name	Philip Laubscher
Date and place of transaction	6 August 2007, South Africa
Date of notification to issuer	6 August 2007
Type of option	Transitional Award
Number of shares	1,035
Option price	Nil cost award
Vesting date	After the announcement of the final results for 2008 in early 2009

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

1. Conditional awards of shares under the Mondi Long Term Incentive Plan granted to directors of Mondi Limited and Mondi plc, the Company Secretary of Mondi plc and Persons Discharging Managerial Responsibility

Name	Position	Number of Shares
Guenther Hassler	PDMR	111,605
David Hathorn	Director	191,407
Paul Hollingworth	Director	116,380
Carol Hunt	Company Secretary	22,414
Andrew King	PDMR	64,656
Kurt Mitterboeck	PDMR	87,192
Peter Oswald	PDMR	111,605
Mervyn Walker	PDMR	85,345

Date and place of transaction 6 August 2007, London

Date of notification to issuer 6 August 2007

Type of option Long Term Incentive Plan

Option price Nil cost award

Vesting date After the announcement of the final results for 2009 in early 2010

Performance conditions One third TSR measured over the period from 3 July 2007 to 31 December 2009, one third ROCE and one third EPS both measured over the 3 financial years ending 31 December 2009

2. Conditional awards of shares under the Mondi Bonus Share Plan granted to directors of Mondi Limited and Mondi plc, the Company Secretary of Mondi plc and Persons Discharging Managerial Responsibility

Name	Position	Number of Shares
Guenther Hassler	PDMR	20,861
David Hathorn	Director	59,677
Paul Hollingworth	Director	14,422
Carol Hunt	Company Secretary	1,167
Andrew King	PDMR	13,012
Kurt Mitterboeck	PDMR	16,403
Peter Oswald	PDMR	39,707
Mervyn Walker	PDMR	11,476

Date and place of transaction 6 August 2007, London

Date of notification to issuer 6 August 2007

Type of option Bonus Share Plan

Option price Nil cost award

Vesting date After the announcement of the final results in 2010

3. Conditional transitional award of shares granted to directors of Mondi Limited and Mondi plc and Persons Discharging Managerial Responsibility

Name	Position	Number of Shares
Guenther Hassler	PDMR	8,595
David Hathorn	Director	152,017
Andrew King	PDMR	5,050
Kurt Mitterboeck	PDMR	8,540
Peter Oswald	PDMR	13,351

Date and place of transaction 6 August 2007, London

Date of notification to issuer 6 August 2007

Type of option Transitional Award

Option price Nil cost award

Vesting date After the announcement of the final results for 2008 in early 2009

4. Conditional retention awards of shares granted to directors of Mondi Limited and Mondi plc, the Company Secretary of Mondi plc and Persons Discharging Managerial Responsibility

Name	Position	Number of Shares
Guenther Hassler	PDMR	293,476
Carol Hunt	Company Secretary	28,018
Kurt Mitterboeck	PDMR	232,151
Peter Oswald	PDMR	334,139

Date and place of transaction 6 August 2007, London

Date of notification to issuer 6 August 2007

Type of option Retention Bonus Award

Option price Nil cost award

Vesting date 3 July 2009

Name	Position	Number of Shares
Paul Hollingworth	Director	126,078
Mervyn Walker	PDMR	92,457

Date and place of transaction 6 August 2007, London

Date of notification to issuer 6 August 2007

Type of option Retention Bonus Award

Option price Nil cost award

Vesting date 50% on 3 July 2008 and 50% on 3 July 2009

Name	Position	Number of Shares
Andrew King	PDMR	96,984

Date and place of transaction 6 August 2007, London

Date of notification to issuer 6 August 2007

Type of option Retention Bonus Award

Option price Nil cost award

Vesting date 26,940 shares on 6 August 2007 and 70,044 shares on 3 July 2009

5. Co-Investment Plan between David Hathorn, director, and Mondi plc

Subsequent to the announcement made on 2 August 2007 notifying Mr Hathorn's commitment, on 1 August 2007, to purchase £1m in Mondi plc shares from the Mondi Jersey Employee Benefit Trust at the average share price between 3 July 2007 and 3 August 2007 ('the average price'), it is confirmed that the average price per share was 464p resulting in an acquisition of 215,518 shares.

The requisite approval for the granting of the awards has been obtained.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding



Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by directors of Mondi Limited and Mondi plc

Name	Paul Robert Hollingworth
Date and place of transaction	15 August 2007, London, UK
Date of notification to issuer	15 August 2007
Nature of transaction	Purchase of Shares
Number of shares	30,000
Price paid/received	£4.335 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Doc re Half-yearly Report

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Mondi Group - Half-Yearly Report 2007

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listing requirements and/or the Disclosure and Listing Rules of the United Kingdom Listing Authority.

Copies of Mondi Group's Half-Yearly Report 2007 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel no. 020 7066 1000

Copies of the Half- Yearly Report 2007 will shortly be available for inspection on the Company website at www.mondigroup.com

15 August 2007

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by directors of Mondi Limited and Mondi plc

Name	David Andrew Hathorn
Date and place of transaction	15 August 2007, London, UK
Date of notification to issuer	16 August 2007
Nature of transaction	Purchase of Shares
Number of shares	23,115
Price paid/received	£4.32589 per share
Nature of interest	Indirect Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	16 August 2007, London, UK
Date of notification to issuer	16 August 2007
Nature of transaction	Purchase of Shares
Number of shares	3,000 at £4.1439 per share
	3,000 at £4.1469 per share
	4,000 at £4.1335 per share
	4,000 at £4.0966 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	17 August 2007, London, UK
Date of notification to issuer	17 August 2007
Nature of transaction	Purchase of Shares
Number of shares	5,000 at £4.0033 per share
	5,000 at £3.9989 per share
	4,424 at £4.0293 per share
Nature of interest	Direct Beneficial

TRANSACTIONS IN MONDI LIMITED ORDINARY SHARES OF ZAR0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	17 August 2007, London, UK
Date of notification to issuer	17 August 2007
Nature of transaction	Disposal of Shares
Number of shares	200
Price paid/received	£4.01 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding



Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	17 August 2007, London, UK
Date of notification to issuer	20 August 2007
Nature of transaction	Purchase of Shares
Number of shares	5,000
Price paid/received	£3.9994 per share
Nature of interest	Direct Beneficial
Name	Peter Oswald
Date and place of transaction	20 August 2007, London, UK
Date of notification to issuer	20 August 2007
Nature of transaction	Purchase of Shares
Number of shares	5,000
Price paid/received	£4.3114 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and London Stock Exchange of matters required to be disclosed under the JSE listing requirements and/or the Disclosure and Listing Rules of the United Kingdom Listing Authority.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):

3. Full name of person(s) subject to the notification obligation:

AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

27/08/2007

6. Date on which issuer notified:

28/08/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction				
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	No. of voting rights - Indirect	% Voting rights - Direct	% Voting rights - Indirect
GB00B1CRLC47	15,946,616	3,452,214	3,452,214	15,606,958	0.94	4.25

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company / Fund	Direct or Indirect Holding	Number of Shares	% of Issued Share Capital
Sun Life Unit Assurance Ltd A/c X	Direct	157,500	0.04289
Sun Life Unit Assurance Ltd	Direct	186,250	0.05072
AXA UK Investment Co ICVC Distribution Fund	Indirect	18,750	0.00511
Sun Life Pensions Management Ltd	Direct	51,044	0.01390
Sun Life Pensions Management Ltd A/c	Direct	212,500	0.05786
AXA UK Group Pension Scheme	Indirect	90,000	0.02451
AXA Financial, Inc	Indirect	14,674,568	3.99590
AXA Colonia Konzern	Direct	1,353	0.00037
Sun Life International (IOM) Ltd	Direct	100,000	0.02723
AXA France	Indirect	10,852	0.00296
AXA Rosenberg	Indirect	68,104	0.01854
AXA Financial, Inc	Indirect	580,790	0.15815
Sun Life Pensions Management Ltd	Direct	427	0.00012
Sun Life Unit Assurance Ltd LTAV UK Equity	Direct	74,075	0.02017
Sun Life Unit Assurance Ltd ABL High Alpha	Direct	188,825	0.05142
Sun Life Unit Assurance Ltd FTSE All Share Tracker	Direct	66,990	0.01824
Sun Life Pensions Management LTAV UK Equity	Direct	334,070	0.09097
Sun Life Pensions Management ABL High Alpha	Direct	933,300	0.25414
Sun Life Pensions Management FTSE All Share Tracker	Direct	333,055	0.09069
AXA Framlington Trustees for Roman Catholics	Indirect	15,000	0.00408
AXA Framlington London Scottish Pension Fund	Indirect	6,250	0.00170
AXA Framlington City of Warren Retirement	Indirect	2,500	0.00068
AXA Framlington St James Place Exempt (Pens) Fund	Indirect	29,250	0.00796
AXA Framlington St James Place Net (Life) Fund	Indirect	32,750	0.00892
AXA Framlington St James Place Offshore Fund	Indirect	10,000	0.00272
AXA Framlington Daimler Chrysler	Indirect	14,108	0.00384
AXA Framlington Framlington Income & Capital	Indirect	11,250	0.00306
AXA Framlington Managed Growth	Indirect	7,500	0.00204
AXA Framlington Managed Balanced	Indirect	30,000	0.00817

Framlington Onshore Private Clients	Indirect	5,286	0.00144
AXA Winterthur	Direct	245,090	0.06674
ASL With Profit Transition Fund	Direct	307,760	0.08380
SLAS With Profit Transition	Direct	259,975	0.07079
Total Direct	3,452,214	0.94004%	
Total Indirect	15,606,958	4.24979%	
Total	19,059,172	5.18983%	

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

Jenny Peterkin

15. Contact telephone number:

01932 826368

END

Company registration No. 06209386

MONDI plc

Initial Accounts

For the period ended 2 July 2007

COMPANIES HOUSE

MONDI plc

INITIAL ACCOUNTS FOR THE PERIOD ENDED 2 JULY 2007

CONTENTS

MONDI plc

INITIAL ACCOUNTS FOR THE PERIOD ENDED 2 JULY 2007

OFFICERS AND PROFESSIONAL ADVISORS

DIRECTORS

Sir John Parker
Cyril Ramaphosa
David Hathorn
Paul Hollingworth
David Williams
Colin Matthews
Imogen Mkhize
Anne Quinn

SECRETARY

Carol Hunt

REGISTERED OFFICE

Building 1
1st Floor
Aviator Park
Station Road
Addlestone
Surrey KT15 2PG
United Kingdom

BANKERS

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

AUDITORS

Deloitte & Touche LLP
180 Strand
London WC2R 1BL
United Kingdom

DIRECTORS' REPORT

The directors present their initial report and the audited financial statements for the initial period from 11 April 2007 to 2 July 2007

BUSINESS REVIEW AND PRINCIPAL ACTIVITIES

Mondi plc ("the Company") was incorporated on 11 April 2007 and did not enter into any transactions until 2 July 2007, when it was demerged from Anglo American plc The nature of the Company is to act as an investment holding company, provide the strategic management of the Mondi plc Group principally through its Board of Directors and to provide management and support services to subsidiary, associate and joint venture entities of Mondi plc Group Given the limited transactional history of the Company, the directors believe that key performance indicators for the Company are not necessary or appropriate for an understanding of the development, performance or position of the business

PRINCIPAL RISKS AND UNCERTAINTIES

The directors have considered the risks which arise from the Company's financial instruments, which principally comprise a loan from another group undertaking The directors have adopted a prudent approach in their review and management of the liquidity risk that this financial instrument exposes the Company to The Company had no exposure to price risk, credit risk or interest rate risk in the period

The directors' policy on hedging is to hedge all financial risks where it is feasible and cost effective to do so The Company had no hedged transactions during the period

DIRECTORS' REPORT

RESULTS

There was no profit or loss for the period ended 2 July 2007 During the period from 11 April 2007 to the demerger date, the Company was dormant

DIRECTORS

The following served as directors during the period and to the present time

Sir John Parker (appointed 16 May 2007)

Cyril Ramaphosa (appointed 16 May 2007)

David Hathorn (appointed 1 May 2007)

Paul Hollingworth (appointed 1 May 2007)

David Williams (appointed 16 May 2007)

Colin Matthews (appointed 16 May 2007)

Imogen Mkhize (appointed 16 May 2007)

Anne Quinn (appointed 16 May 2007)

DIRECTORS' REPORT

PAYMENT OF CREDITORS

The Company seeks the best possible terms from suppliers The Company will honour its contractual and other legal obligations and pay creditors on the dates agreed in contracts and purchase orders upon satisfactory performance of their obligations

CHARITABLE DONATIONS

During the period, the Company made no donations for charitable purposes

STATEMENT AS TO DISCLOSURE OF INFORMATION TO AUDITORS

Each of the directors at the date of approval of these Initial Accounts confirms that

- so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware, and
- the director has taken all steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985

AUDITORS

The Company has elected Deloitte & Touche LLP to be appointed as auditors for a term of one year under the provisions of section 386(2) of the Companies Act 1985

Approved by the Board of Directors
and signed on behalf of the Board

C Hunt
Secretary

1 August 2007

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are responsible for preparing the Initial Accounts in accordance with applicable law and regulations

Company law requires the directors to prepare financial statements for each financial year Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law) The financial statements are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period In preparing these financial statements, the directors are required to

- select suitable accounting policies and then apply them consistently,
- make judgments and estimates that are reasonable and prudent,
- state whether applicable UK Accounting Standards have been followed, and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985 They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities

REPORT OF THE INDEPENDENT AUDITOR TO THE DIRECTORS OF MONDI plc UNDER SECTION 273(4) OF THE COMPANIES ACT 1985

We have audited the initial accounts of Mondi plc for the period from 11 April 2007 to 2 July 2007 which comprise the balance sheet, the statement of accounting policies and the related notes These accounts have been prepared under the accounting policies set out therein

This report is made solely to the company in accordance with section 273(4) of the Companies Act 1985 Our work has been undertaken so that we might state to the company those matters that we are required to state to it in an auditors' report on initial accounts and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our audit work, for this report, or for the opinions that we have formed

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the directors are responsible for the preparation of the initial accounts in accordance with applicable law and United Kingdom Accounting Standards

Our responsibility is to audit the initial accounts in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland) We report to you our opinion as to whether those initial accounts have been properly prepared within the meaning of section 273 of the Companies Act 1985

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the initial accounts It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the initial accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the initial accounts are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the initial accounts

Opinion

In our opinion the initial accounts for the period from 11 April 2007 to 2 July 2007 have been properly prepared in accordance with section 273 of the Companies Act 1985

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
1 August 2007

BALANCE SHEET

	Note	As at 2 July 2007 € million
Fixed assets		
Investments	4	2,938
Current assets		
Other debtors		12
Total assets		**2,950**
Creditors amounts falling due within one year	5	(879)
Net current liabilities		**(867)**
Total assets less current liabilities		**2,071**
Net assets		**2,071**
Share capital and reserves		
Called up share capital	7	103
Retained earnings	8	1,968
		2,071

Director Date 1 August 2007

NOTES TO THE FINANCIAL INFORMATION

1 Accounting policies

Basis of preparation

The Company balance sheet and related notes have been prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP) and in accordance with UK company law The financial information has been prepared on a historical cost basis The transactions entered into in the period ended 2 July 2007 have had an immaterial impact on retained profit Accordingly, a profit and loss account for the period ended 2 July 2007 has not been presented

A summary of the principal accounting policies is set out below These policies have been consistently applied in the current and preceding year

Foreign currency

Foreign currency transactions during the period have been translated and included in the financial statements at the rates of exchange prevailing at the time those transactions were executed Monetary assets and liabilities denominated in foreign currencies have been translated at the rates of exchange prevailing at the balance sheet date Profits and losses arising on foreign currency transactions and balances are dealt with in the profit and loss account

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered Deferred tax assets and liabilities are not discounted

Interest expense

Interest expense reflects the underlying cost of borrowing, based on the effective interest method

Distributions

Dividend distribution to the Company's shareholders is recognised as a liability in the period in which the dividends are authorised and are no longer at the discretion of the Company Final dividends are accrued when approved by the Company's shareholders at the general meeting and interim dividends are accrued when paid

Investments

Fixed asset investments are stated at cost, less provision for any impairment in value

NOTES TO THE FINANCIAL INFORMATION

Loans and receivables

Loans and receivables are held at amortised cost using the effective interest rate method

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs Borrowings classified as liabilities are subsequently stated at amortised cost The difference between the proceeds and the redemption value is recognised in the profit and loss account over the borrowing period using the effective interest method

2 Turnover

Turnover comprises costs recovered from group undertakings in return for management and support services provided

3 Information regarding directors and employees

The Company became contractually committed to various employment contracts entered into with UK head office staff and certain executive and non-executive directors on 2 July 2007 The fair value of services provided by employees and directors on 2 July 2007 is deemed to be €nil The total number of staff employed by the Company on 2 July 2007 was 32

4 Fixed asset investments

	Shares in subsidiary undertakings € million
Cost	
At 11 April 2007	-
Additions	3,732
Disposals	(794)
At 2 July 2007	**2,938**
Net book value	
At 2 July 2007	**2,938**

The Company's principal subsidiary was acquired on 2 July 2007 from Anglo American plc in exchange for the issue of the Company's own equity instruments On demerger from Anglo American plc, the ownership interest in the Company was transferred to its newly created external shareholders by way of a dividend in specie made by Anglo American plc to its existing shareholders See note 8 for more details

NOTES TO THE FINANCIAL INFORMATION

Subsidiary undertaking	Country of incorporation	Business	% equity owned
Anglo Mondi Investments Limited (AMIL)	England	Holding company	100

During the period, the Company also acquired Mondi Limited (MLTD) as part of the demerger of the Mondi Group from Anglo American plc The Company subsequently ceded its ownership interest in MLTD to newly created external shareholders and by simultaneously cancelling a proportionate amount of its own share capital See note 8 for more details

5. Creditors. amounts falling due within one year

Amount owed to Group undertakings	872
Accruals	7
5% cumulative preference share capital	-
	879

The Company has borrowed funds totalling €872 million from another group undertaking The borrowings are denominated in euros and are repayable on demand At the balance sheet date, there is no difference between the carrying value and the fair value of these borrowings and the average effective interest rate applied was 4 54%

Share issue costs totalling €7 million have been accrued as at 2 July 2007

The Company has 50,000 £1 5% cumulative preference shares in issue The preference shares contractually obligate the Company to make future dividend payments to the holders of these equity instruments and, accordingly, have been recognised as a financial liability

6. Risk management

As a result of business and investment activities in its first period of trade, the Company is exposed to interest rate, credit and liquidity risk Overall responsibility for the management of these financial risks is vested in the Board To support it in this role, a formal risk management and review framework is in place The framework provides assurance that financial risks are being appropriately identified and managed and that an independent assessment of financial risks is being performed The directors believe that the financial risks to which the Company is exposed as at 2 July 2007 would not materially reduce the level of reserves available for distribution if they resulted in an adverse financial impact

NOTES TO THE FINANCIAL INFORMATION

7 Called up share capital

	As at 2 July 2007 € million
Authorised:	
3,177,608,605 ordinary shares of €0 20 each[1]	636
250,000,000 special converting shares of €0 20 each[2]	50
1 UK DAN €1 share[3]	-
1 UK DAS €1 share[3]	-
1 special voting €1 share[3]	-
1 special rights €1 share[3]	-
	686
Called up, allotted and fully paid:	
367,240,805 ordinary shares of €0 20 each	74
146,896,322 special converting shares of €0 20 each	29
1 UK DAN €1 share[3]	-
1 UK DAS €1 share[3]	-
1 special voting €1 share[3]	-
1 special rights €1 share[3]	-
	103

1 The ordinary shares were listed on the London Stock Exchange on 2 July 2007

2 The special converting shares are held on trust on behalf of the Company's shareholders and are used to provide a mechanism for equality of treatment on termination for both Mondi Limited and Mondi plc Ordinary Shareholders Further details of the dual listed company (DLC) structure of the Mondi Group are included in the Prospectus dated 1 June 2007 A copy of the Prospectus is available on the Company's website

3 The special classes of share in issue facilitate the ongoing maintenance of the DLC structure in accordance with the applicable companies act legislation and regulations that are operable in the UK

8 Reconciliation of movements in equity shareholders' funds

	Called Up Share capital € million	Profit and loss account € million	Total € million
Issue of shares on transfer of AMIL from Anglo American plc	2,938	-	2,938
Reduction of capital and capitalisation of reserves	(2,864)	2,864	-
Issue of special converting shares	29	(29)	-
Dividend in specie of MLTD	-	(794)	(794)
Capitalised share issue costs	-	(73)	(73)
	103	1,968	2,071

NOTES TO THE FINANCIAL INFORMATION

On 2 July 2007, the Company issued its own equity instruments to the owners of Anglo American plc, on a pro rata basis of one ordinary share of the Company for every one Anglo American ordinary share held, in exchange for a 100% ownership interest in AMIL The fair value of the equity instruments issued equalled the fair value of the underlying net assets of AMIL, a holding entity for the Mondi Group

Prior to the listing of the Company's shares on the London Stock Exchange, the nominal share capital raised on the transfer of AMIL was reduced and transferred to the profit and loss account, net of share issue costs and a dividend in specie The share capital reduction was legally sanctioned by the UK High Court on 2 July 2007

The dividend in specie represents the transfer of MLTD to its own external shareholders Share issue costs have been taken to reserves because they were incurred in respect of, and are directly attributable to, the issuance of the Company's equity instruments

Mondi plc News Announcement

Mondi PLC - Acquisition(s)



For immediate release

Mondi completes its acquisition of its majority stake in Tire Kutsan and 100% of Unterland Flexible Packaging

London, 4 September 2007

Mondi Group ('Mondi') is pleased to announce that it has completed the transactions to acquire a majority interest in Tire Kutsan, a Turkish corrugated packaging and containerboard business, and 100% of Unterland Flexible Packaging, a consumer flexibles business based in Austria. These two acquisitions were originally announced on 6 July 2007.

In compliance with Turkish legal requirements, Mondi will now apply to the Capital Markets Board in Turkey to make a mandatory tender offer for the remaining shares in Tire Kutsan on the Istanbul Stock Exchange.

-Ends-

For further information, please contact:

Mondi Group
Paul Hollingworth
Phone: +44 (1932) 826 326

Financial Dynamics
Richard Mountain
Phone: +44 (0) 20 7269 7186

Notes to Editors:

About Tire Kutsan

Founded in 1972, Tire Kutsan, which is based in the district of Tire, Izmir, in Turkey, is an integrated manufacturer of containerboard and corrugated box products. It had revenues of approximately US$154 million in 2006, which excludes the full impact of recent acquisitions and a greenfield expansion (completed in late 2006/early 2007). It has a leading position in the Turkish market for containerboard and corrugated boxes, with 8 production locations and approximately 1,100 employees.

About Unterland

Founded in 1959, Unterland operates a large single production facility for the manufacture of high quality polyethylene and polypropylene films near Kufstein in Austria. Unterland has approximately 400 employees and had revenues of approximately Euro129 million in 2006.

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.

Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

END

Mondi plc News Announcement

Mondi PLC - Re Contract

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listing requirements and/or the Disclosure and Listing Rules of the United Kingdom Listing Authority.

Mondi signs contract for new lightweight recycled containerboard machine

Mondi Group ('Mondi') is pleased to announce that it has signed the delivery contract with Metso for a new lightweight recycled containerboard machine with a production capacity of up to 470,000 tonnes a year.

The signing of the contract is the latest stage in the project announced earlier in 2007 to invest in a new lightweight recycled containerboard machine in Emerging Europe.

Subject to agreement on the level of available governmental support, the machine is expected to be sited either at the Swiecie mill in Poland or at the Steti mill in the Czech Republic. If it is decided to locate the machine at Swiecie, it is planned that it will be owned and operated by Mondi Packaging Paper Swiecie S.A., a 66 per cent held subsidiary.

The project will also include a new corrugated box plant with a capacity of up to 250 million m2 per annum board production. The total investment is estimated at Euro350m and the project is due for completion in June 2009.

The new machine is expected to be the clear cost leader in Europe, combining the benefits of the low operating cost environment in Emerging Europe with the synergy benefits that come from utilising the infrastructure of an existing mill and supporting sales and distribution structures. Furthermore, it will offer exposure to the high growth lightweight containerboard segment, supported by the fast growing manufacturing sector in Emerging Europe.

- Ends-

For more information contact:

Mondi Packaging

Wolfgang Brunner

Phone: +43 1 795 29 4983

Mondi plc

Lisa Attenborough

Phone: +44 1932 826300

About Mondi Packaging

Mondi Packaging, a member of the Mondi group, is a global paper and plastic packaging group. The company is active in the corrugated, bag and flexibles businesses and is a packaging specialist for containerboard, corrugated packaging solutions, kraft paper, industrial bags, extrusion coating, release liners and consumer flexibles solutions.

Mondi Packaging has more than 90 production facilities in over 30 countries. Its 16,000 employees are dedicated to developing customized packaging solutions for optimum protection and promotion of its customers´ products.

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding



Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Kurt Mitterboeck
Date and place of transaction	5 October 2007, London, UK
Date of notification to issuer	8 October 2007
Nature of transaction	Purchase of Shares
Number of shares	20,000 at £4.25 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Mondi Group Organisational Review

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

MONDI GROUP ORGANISATIONAL REVIEW

JOHANNESBURG / LONDON, 18 October 2007 - Mondi Group today announces a new organisation structure, after a review commenced following Mondi's listing as an independent business in July 2007. The changes are designed to ensure that Mondi continues to eliminate duplication, simplify processes and align its business model across the Group.

From 1 January 2008, in place of the current Mondi Packaging and Mondi Business Paper Business Units, there will be a Europe & International Division and a South Africa Division.

The new Europe & International Division will comprise the existing Mondi Packaging and Mondi Business Paper businesses outside South Africa. It will be headed by Peter Oswald, the current CEO of Mondi Packaging. Günther Hassler, the current CEO of Mondi Business Paper, has decided to leave Mondi to pursue other opportunities when the transition to the new organisation structure is complete. Within Europe, paper-making operations will be headed by Peter Machacek, who will join the Group Executive Committee, reporting to Peter Oswald.

The new South Africa Division will principally comprise the existing Mondi Business Paper South Africa business. It will be headed by Ron Traill, the current MD of the Steti mill in the Czech Republic, who will succeed Otto Pichler, who is returning to Europe in early 2008.

The reporting lines for Mondi Packaging South Africa, Mondi Shanduka Newsprint, Aylesford Newsprint and Europapier will remain as at present.

Commenting on the new organisational structure, David Hathorn, Mondi Group CEO, said:

'The new organisation structure will enable Mondi to improve both effectiveness and efficiency, by eliminating duplication across the Group at all levels.

'Within the new structure, we will continue to pursue our strategy of focusing on our strengths in selected paper and packaging segments and concentrating our growth on opportunities which offer cost and market advantages, particularly in emerging economies.'

- Ends -

For more information, please contact:

Financial Dynamics

Richard Mountain

Phone: + 44 20 7269 7186

Louise Brugman

Phone: + 27 11 214 2415

Mondi Group

Paul Hollingworth

Phone: + 44 1932 826326

Lisa Attenborough

Phone: + 44 1932 826300

Wolfgang Brunner

Phone: + 43 1 79529 4983

About Mondi Group

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper, to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.

Mondi has production operations in 113 locations across 35 countries and approximately 33,000 employees.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI LIMITEDORDINARY SHARESOF ZAR0.20EACH

Dealings by a Company Secretary

Name	Carol Hunt
Date and place of transaction	23 October 2007, London, UK
Date of notification to issuer	25 October 2007
Nature of transaction	Sale of shares held in the form of Depositary Interests
Number of shares	7 at £4.6636 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

Please note that clearance was received and the instruction to sell given during an open period but, due to the sale being made via a postal dealing service, postal strikes in the UK delayed the sale and notification.

END

Mondi plc News Announcement

Mondi PLC - Holding(s) in Company

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE Listings Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Mondi plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L & G)

4. Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

17/10/07

6. Date on which issuer notified:

06/11/07

7. Threshold(s) that is/are crossed or reached:

From 3% to 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
Ord EUR 0.2	14,488,408	14,725,872	14,725,872	4.00

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,725,872	4.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (14,725,872- 4.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (12,970,858 -3.53%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (12,970,858 - 3.53 % = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 367,240,805.

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to L&G in the form of an in-specie transfer.

14. Contact name:

Carol Hunt

15. Contact telephone number:

01932 826366

END

Mondi plc News Announcement

Mondi PLC - Doc re timing of Interim Management Statement

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

8 November 2007

MONDI GROUP

NOTICE OF INTERIM MANAGEMENT STATEMENT

Mondi Group will announce an Interim Management Statement on Wednesday 14 November 2007.

For further information please contact:

Financial Dynamics

Richard Mountain / Sophie Kernon +44 (0)20 7269 7121

END

Mondi plc News Announcement

Mondi PLC - Change of Adviser



Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

MONDI GROUP

APPOINTMENT OF JOINT CORPORATE BROKER

Mondi Group today announces that it has appointed Merrill Lynch as the Group's joint corporate broker, to work alongside its existing corporate broker UBS.

END

Mondi plc News Announcement

Mondi PLC - Interim Management Statement

14 November 2007

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

Mondi Group: Interim Management Statement

This statement provides an update on the Group's progress since the half year, based on trading up to 14th November and precedes the announcement on 28th February 2008 of full year results for the year ending 31st December 2007.

Group Overview

The positive trends and trading momentum of the first half have continued into the second half particularly in Mondi Packaging and price increases have been achieved in Mondi Business Paper in line with expectations.

Divisional Overview

Mondi Packaging

Mondi Packaging has continued to benefit from an improved trading environment. Packaging paper volumes and prices have continued to increase and trade above prior year in all major paper grades. As expected, while paper prices have continued to increase, there are signs that prices are now leveling off, albeit at good levels. The paper supply demand balance remains favourable with ongoing growth in demand (particularly in emerging markets) and only limited new capacity expected until 2009. Although price increases in downstream converting have kept pace with input cost pressures (mainly paper), we continue to seek further price increases.

Mondi Business Paper

Sales volumes in the second half are likely to be lower than the comparable period as Mondi took additional downtime due to softness in order intake over the summer period (as a result of de-stocking across the distribution channels) resulting in a production reduction of circa 75,000 tonnes versus 35,000 tonnes as previously indicated. However, order intake has now picked up and selling prices have continued to rise with an October price increase of circa 3-4% realised. Following the recent capacity closures in the industry, the supply demand balance in Europe continues to improve with reasonable demand growth (particularly in emerging markets) and no significant new capacity is expected until 2009/10. The headbox of the PM31 paper machine (located at Merebank, South Africa) was successfully modified. The recent forest fires in South Africa, the worst in recent history, saw around 13,000 hectares of Mondi forest affected for which the likely cost to the group is expected to be circa Euro5m.

Mondi Packaging South Africa (MPSA)

The second half is the seasonally stronger period for MPSA and this, coupled with the consolidation of the Lenco acquisition from 4th July 2007 should see results in the second half in local currency well up on the first half.

Merchant and Newsprint

At Europapier, the favourable demand and pricing environment in the first half have continued into the second half. At Aylesford Newsprint results have benefited from lower input costs and at Shanduka Newsprint volumes and pricing remain firm.

Input Costs and Currency

Following the sharp increase in external fibre costs (wood, pulp and recycled fibre) in the first half, fibre costs are now more stable. However, given Mondi's Russian and South African wood resources, we are better able to mitigate the impact of wood cost inflation on the Group.

The continued weakness of the US dollar has led to an increase in imports and a reduction in exports for most paper grades. However the lower net export dependency of UCWF and Containerboard (circa 5% versus 20% for most coated and

graphic paper grades) will limit the impact of the weak dollar.

Importantly, our results continue to benefit from Mondi's ongoing focus on cost reductions, productivity improvements and our emerging market focus which provides higher growth at a competitive cost. As at 30th June 2007 circa 61% of Mondi's asset base was in emerging markets.

Restructuring

In line with Mondi's continued programme of reviewing and rationalizing its operating base, Mondi Packaging will book a circa Euro25m restructuring charge (of which Euro20m will be a cash cost) in the second half (to be taken against underlying operating profits) which will see 6 converting plants in Western Europe closed or downsized and around 350 jobs cut. The payback on the restructuring charge should be within two years.

On 18th October 2007 Mondi announced an organisational change, the effect of which will be improved effectiveness and efficiency by eliminating duplication across the Group. The main change with effect from 1st January 2008, will be to replace the current Mondi Packaging and Mondi Business Paper Business Units with a Europe and International Division and a South African Division. The costs of this restructuring, which will see a reduction in overhead costs, have not yet been finalised but are not expected to be significant in 2007, with further costs in 2008 being offset by reduced overheads in the same year.

Major Projects

Good progress continues to be made on the new 470,000 tonne recycled containerboard machine and related Box plant (likely to be located at Swiecie in Poland) at a total estimated cost of Euro350m. The main machine orders have now been placed and we remain on track for completion in the second half of 2009. We anticipate this machine will have the lowest operating cost of its type.

The project to modernise our Russian mill at an estimated cost of Euro525m is also making good progress and remains on schedule for completion during 2010. Key value drivers of this project are to lower our cost base in Russia, improve efficiency, increase energy production and revenue by selling surplus energy to the grid as well as providing some extra capacity (both pulp and paper) for the strongly growing domestic market.

These projects will further strengthen Mondi's exposure to emerging markets and will be financed from internal cash generation. Both provide exciting growth prospects for the group.

Acquisitions

A key part of Mondi's strategy is to grow by acquisition. To this end, several acquisitions have been completed this year, Lenco, Unterland and Tire Kutsan (which resulted in Mondi becoming the leading corrugated player in emerging Europe).

The impact of recent acquisitions in the second half is likely to be marginally earnings dilutive (post tax) as the initial profit contribution is more than offset by the related finance charges. We anticipate that these businesses will be earning accretive in 2008 as they are integrated into Mondi and deliver on their potential.

Borrowings and Finance Charges

Group borrowings, as expected, will increase in the second half as the rate of capital expenditure picks up (several capital projects were completed during scheduled summer maintenance shuts at the major paper mills) and the Group has completed several acquisitions (primarily Tire Kutsan, Unterland and Lenco) with a combined debt free enterprise value of Euro364m.

Interest rates have also risen, particularly in South Africa where the Reserve Bank bench mark repurchase base rate has increased by 150 basis points from 9.0% in May to 10.5% currently.

The net result of higher borrowings and interest rates is that finance charges in the second half will be significantly up on the first half.

Summary

Mondi's performance continues to improve reflecting our favourable product mix, emerging market exposure and competitive cost position. Overall, despite booking a circa Euro25m second half restructuring charge, Mondi anticipates good progress for the year as a whole with earnings in line with management expectations.

Contact details:

Mondi Group
David Hathorn +27 11 638 2231
Paul Hollingworth 01932 826 326

Financial Dynamics
Richard Mountain 020 7269 7186 / 07909 684466
Louise Brugman +27 11 214 2415 / +27 83 504 1186

A conference call with David Hathorn and Paul Hollingworth will take place on 14 November 2007 at 9.00am GMT. To obtain dial-in details please call Elaine Ryman at Financial Dynamics on 020 7269 7121. The call will be recorded and a

replay service will be available later on 14 November 2007.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	19 November 2007, London, UK
Date of notification to issuer	21 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at £4.02 per share
Nature of interest	Direct Beneficial
Name	Peter Oswald
Date and place of transaction	20 November 2007, London, UK
Date of notification to issuer	21 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at £3.9275 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by directors of Mondi Limited and Mondi plc

Name	David Hathorn
Date and place of transaction	21 November 2007, London, UK
Date of notification to issuer	21 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at £3.7675 per share
Nature of interest	Indirect Beneficial

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	21 November 2007, London, UK
Date of notification to issuer	21 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at £3.77 per share
Nature of interest	Direct Beneficial
Name	Peter Oswald
Date and place of transaction	22 November 2007, London, UK
Date of notification to issuer	22 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at £3.6877 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Investor and Analyst Site Visit

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

27 November 2007

MONDI GROUP

INVESTOR AND ANALYST SITE VISIT

Mondi Group will, today (Tuesday) and tomorrow (Wednesday), be hosting a site visit for analysts and investors to two of its major paper mills in •wiecie, Poland and Ru•omberok, Slovakia.

The purpose of this visit is to see first hand the quality of Mondi's asset base in emerging markets and get a business overview of Mondi's operations from management. Following the Interim management statement issued on 14th November no further trading update will be given.

Presentations made will be available to view on Mondi's website at www.mondigroup.com on the day of the visits.

For further information contact:

Financial Dynamics

Richard Mountain +44 (0) 207 269 7121

+44 (0) 7909 68 44 66 (m)

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by directors of Mondi Limited and Mondi plc

Name	Paul Robert Hollingworth
Date and place of transaction	27 November 2007, London, UK
Date of notification to issuer	27 November 2007
Nature of transaction	Purchase of Shares
Number of shares	20,000 at £3.948541 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding



Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by directors of Mondi Limited and Mondi plc

Name	David Hathorn
Date and place of transaction	28 November 2007, London, UK
Date of notification to issuer	29 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at £3.85 per share
Nature of interest	Indirect Beneficial

Clearance was obtained prior to the above dealing in securities.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	27 November 2007, London, UK
Date of notification to issuer	29 November 2007
Nature of transaction	Purchase of Shares
Number of shares	20,000 at £3.8418 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

The notification of Director/PDMR Shareholding issued on 30 November 2007 relating to a share purchase by Peter Oswald should have read 10,000 shares at ?3.8418 per share and not 20,000 as stated.

END

Mondi plc News Announcement

Mondi PLC - Syktyvkar Project to go ahead

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

7 December 2007

Mondi Syktyvkar project to go ahead

Following the settlement of a number of major conditions including conversion of forestry rights, Mondi will now execute its Euro525m project to modernize and expand the Syktyvkar pulp and paper mill in the Komi Republic in Russia. All main equipment contracts have been agreed and construction is to commence in April 2008, with completion scheduled by the end of 2010.

The project will enhance Syktyvkar's low cost position, with the additional volume of Uncoated Fine Paper and Containerboard being supplied to the high growth domestic Russian market.

For further information contact:

Financial Dynamics

Richard Mountain

+44 (0) 207 269 7121

+44 (0) 7909 68 44 66 (m)

Mondi Group

Paul Hollingworth

+44 (0) 1932 826326

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities, the respective company secretaries and persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

EMPLOYEE SHARES PLANS

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise that on 7 December 2007, the following transactions took place in relation to the Mondi Share Incentive Plan ('SIP').

The SIP is an all-employee trust arrangement approved by UK HM Revenue and Customs under which UK employees are able to buy Ordinary shares in Mondi plc ('Mondi Shares') using monthly deductions from salary and to receive allocations of free matching Mondi Shares ('Matching Shares').

The persons below purchased the numbers of shares listed at a price of £4.3475 per share and were allocated for no consideration the number of Matching Shares shown.

NAME	POSITION	NUMBER OF SHARES PURCHASED	NUMBER OF MATCHING SHARES
Carol Hunt	Company Secretary of Mondi plc	28	28
Andrew King	PDMR	28	28
Mervyn Walker	PDMR	28	28

END

Mondi plc News Announcement

Mondi PLC - Directorate Change

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

11 December 2007

Peter Oswald to be appointed to the Boards of Mondi Limited and Mondi plc

Peter Oswald, Chief Executive Officer of the Europe & International Division, is to be appointed an executive director of Mondi Limited and of Mondi plc with effect from 1 January 2008.

Commenting on the appointment, Sir John Parker, Joint Chairman, said: 'Peter has made a tremendous contribution to the Mondi Group and his role is of vital importance to our future success. We are delighted to welcome him as a director.'

Peter has advised that he has not held any directorships in any other UK publicly quoted company at any time in the last five years nor has he any details to disclose in accordance with paragraph 9.6.13R (2) to (6) of the LSE Listing Rules.

END



Companies House
— for the record —

288a(ef)

Appointment of a Director or Secretary

Company Name: **MONDI PLC**

Company Number: **06209386**



X8048W1E

Received for filing in Electronic Format on the: **03/01/2008**

New Appointment Details

Position: **DIRECTOR** *Date of Appointment:* **01/01/2008**

Name: **PETER JOSEF OSWALD**

Consented to Act: **Yes**

Usual Residential Address **COBENZLGASSE 109**
VIENNA
AUSTRIA 1190

Date of Birth: **29/10/1962** *Nationality:* **AUSTRIAN**
Occupation: **CEO EUROPE & INTERNATIONAL DIVISION**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **02/01/2008** *Authenticated:* **Yes (E/W)**

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities, the respective company secretaries and persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

EMPLOYEE SHAREPLANS

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise that on 8 January 2008, the following transactions took place in relation to the Mondi Share Incentive Plan ('SIP').

The SIP is an all-employee trust arrangement approved by UK HM Revenue and Customs under which UK employees are able to buy Ordinary shares in Mondi plc ('Mondi Shares') using monthly deductions from salary and to receive allocations of free matching Mondi Shares ('Matching Shares').

The persons below purchased the numbers of shares listed at a price of £4.1115 per share and were allocated for no consideration the number of Matching Shares shown.

NAME	POSITION	NUMBER OF SHARES PURCHASED	NUMBER OF MATCHING SHARES
Carol Hunt	Company Secretary of Mondi plc	31	31
Andrew King	PDMR	31	31
Mervyn Walker	PDMR	31	31

END

Mondi plc News Announcement

Mondi PLC - Statement re mandatory offer for shares in Tire Kutsan

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

25 January 2008

Mondi completes a mandatory offer for remaining shares in Tire Kutsan

Following the announcement made on 4 September 2007, Mondi Group (`Mondi') has completed a mandatory offer for the remaining shares in Tire Kutsan Oluklu Mukavva Kutu ve Ka*it Sanayi A.* (`Tire Kutsan') on the Istanbul Stock Exchange, in compliance with Turkish legal requirements.

Mondi confirms that there were no acceptances in the offer.

For further information, please contact:

Mondi Group

Lisa Attenborough + 44 (0) 1932 826380

Financial Dynamics

Sophie Kernon / Richard Mountain +44 (0) 20 7269 7121

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

END

Mondi plc News Announcement

Mondi PLC - New lightweight recycled containerboard machine

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

31 January 2008

New lightweight recycled containerboard machine

Pursuant to the announcement released on 18 September 2007, it is confirmed that the new lightweight recycled containerboard machine will be situated at the •wiecie mill in Poland. The following was released by Mondi Packaging Paper •wiecie S.A. to the Warsaw Stock Exchange earlier today:

'The Management Board of Mondi Packaging Paper •wiecie S.A. hereby informs that the Supervisory Board approval of releasing EUR 305 million for the investment in a new PM7 was obtained on 30 January 2008.

The Management Board of the Company has already informed about the inclusion of the Company's area into the Pomorska Special Economic Zone and the planned purchase of land for new investment purposes as well as about being granted the permit to run business in the Zone on 20 December, 2007.

The approval of the Supervisory Board is the last stage of acceptance process for the new investment in •wiecie.

The new paper machine capacity will be approx. 470 thousand tones per year and it will be designed to manufacture light weight recycled containerboard (Current reports 10/2007, 37/2007, 40/2007, 42/2007).

Furthermore, Mondi Group decided to invest EUR 45 million in •wiecie in a new corrugator including converting. The new corrugator capacity is estimated to be 250 million m2. This corrugator will consume significant volumes of recycled testliner and fluting.'

For further information, please contact:

Mondi Group

Lisa Attenborough + 44 (0) 1932 826380

Mondi Europe and International Division

Wolfgang Brunner

Phone: +43 1 795 29 4983

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

END



288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **MONDI PLC**

Company Number: **06209386**



Received for filing in Electronic Format on the: **31/01/2008**

XEH0WWTD

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **01/05/2007**

Name: **HACKWOOD SECRETARIES LIMITED**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **31/01/2008** *Authenticated:* **Yes (E/W)**




CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 06/02/2008

Our Reference: 44723980

ELISE WALDECK CORPORATE STATUTORY SERVICES CC
E-mail: ZAKOPPERMAN@MWEB.CO.ZA
Basket: ELISEW

RE: Amendment to Company Information
Company Number: 2007/014903/10
Company Name: MONDI PLC INCORPORATED IN ENGLAND AND WALES

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 06/02/2008.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=HATHORN
Full ForeNames=DAVID ANDREW
Id No=6205215098087
Status :ACTIVENature of Change=ADDRESS CHANGE

The following change was effected:
Surname=HOLLINGWORTH
Full ForeNames=PAUL ROBERT
Id No=6004220000000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=LAUBSCHER
Full ForeNames=PHILIP ALBERT
Id No=5511185026086
Status :ACTIVENature of Change=ADDRESS CHANGE

The following change was effected:
Surname=MATTHEWS
Full ForeNames=COLIN STEPHEN
Id No=560420
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MKHIZE
Full ForeNames=IMOGEN NONHLANHLA
Id No=6305160715089
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=PARKER
Full ForeNames=JOHN
Id No=420408
Status :ACTIVENature of Change=NO CHANGE



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro co.za/mobile

The following change was effected:
Surname=QUINN
Full ForeNames=ANNE CECILLE
Id No=510704
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=WILLIAMS
Full ForeNames=DAVID MICHAEL
Id No=460118
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=RAMAPHOSA
Full ForeNames=CYRIL MATAMELA
Id No=5211175681087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=OSWALD
Full ForeNames=PETER JOSEF
Id No=620510
Status :ACTIVENature of Change=NEW APPOINTMENT

Yours truly

Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 11:46
Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration Number	**2007 / 014903 / 10**
Enterprise Name	**MONDI PLC INCORPORATED IN ENGLAND AND WALES**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**22/05/2007**
Business Start Date	**22/05/2007**
Enterprise Type	**External Company**
Enterprise Status	**In Business**
Financial Year End	**April**
Tax Number	**9372067166**
Main Business/Main Object	**CARRY THE BUSINESS OF A HOLDING COMPANY IN ALL ITS BRANCHES AND FOR THAT PURPOSE TO ACQUIRE**
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH SOUTH AFRICA 2076**
Address of Registered Office	**4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH JOHANNESBURG SOUTH AFRICA 2196**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6 GALLO MANOR 2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
OSWALD, PETER JOSEF	620510	Director	01/01/2008	Postal: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA Residential: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE.

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www cipro.co.za, WAP www cipro co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 11:46

Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2007 / 014903 / 10**

Enterprise Name **MONDI PLC INCORPORATED IN ENGLAND AND WALES**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
RAMAPHOSA, CYRIL MATAMELA	5211175681087	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: POSTNET SUITE 167, PRIVATE BAG X9924, SANDTON, 2146
WILLIAMS, DAVID MICHAEL	460118	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BUNZL PLC, 110 PARK STREET, LONDON, W1K 6NX, UNITED KINGDOM, 0000
QUINN, ANNE CECILLE	510704	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY, UNITED KINGDOM, 0000
PARKER, JOHN	420408	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: KEMENDINE, COURT WOOD, NEWTON FERRERS, PL8 1BW, UNITED KINGDOM, 0000
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
MATTHEWS, COLIN STEPHEN	560420	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BRAE COTTAGE, BUTE AVENUE, RICHMOND, SURREY, TW10 7AX, UNITED KINGDOM, 0000



Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 11:46

Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2007 / 014903 / 10**

Enterprise Name **MONDI PLC INCORPORATED IN ENGLAND AND WALES**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
HUNT, CAROL ANNE	610422	Company Secretary (Natural Person)	22/05/2007	Postal: BUILDING 1 AVIATOR PARK, STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM, 0000 Residential: 20 CARLTON HOUSE TERRACE, LONDON, SW1Y 5AN, 0000
LAUBSCHER, PHILIP ALBERT	5511185026086	Officer	22/05/2007	Postal: POSTNET SUITE #444, MELROSE ARCH, JOHANNESBURG, SOUTH AFRICA, 2076 Residential: 67 TANA ROAD, SUNNINGHILL, SOUTH AFRICA, 2157
LAUBSCHER, PHILIP		Representative	22/05/2007	Postal: P O BOX 61101, MARSHALLTOWN, JOHANNESBURG, 2107 Residential: 55 MARSHALL STREET, JOHANNESBURG, 2001
HOLLINGWORTH, PAUL ROBERT	6004220000000	Director	22/05/2007	Postal: BUILDING 1 AVIATOR PARK, STATION ROAD, ADDLESTONE SURREY, KT15 2PG UNITED KINGDOM, 0000 Residential: 91 WEST HILL ROAD, LONDON, SW18 1LE, UNITED KINGDOM, 0000
HATHORN, DAVID ANDREW	6205215098087	Director	22/05/2007	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, SOUTH AFRICA, 2076 Residential: 17B SPRINGHILL ROAD, SANDTON, 2146



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www cipro.co.za, WAP www cipro co.za/mobile




CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 06/02/2008

Our Reference: 44724041

ELISE WALDECK CORPORATE STATUTORY SERVICES CC
E-mail: ZAKOPPERMAN@MWEB.CO.ZA
Basket: ELISEW

RE: Amendment to Company Information
Company Number: 2007/014903/10
Company Name: MONDI PLC INCORPORATED IN ENGLAND AND WALES

We have received a CM22 (Notice of registered office and postal address of company) from you dated 06/02/2008.

The CM22 was accepted and placed on file.

With effect from 27/02/2008, the registered address was changed to:

4TH FLOOR
NO 3 MELROSE BOULEVARD
MELROSE ARCH
JOHANNESBURG SOUTH AFRICA
2196

With effect from 27/02/2008, the postal address was changed to:

POSTNET SUITE #444
PRIVATE BAG X1
MELROSE ARCH
SOUTH AFRICA
2076

Yours truly

Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 11:46 Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration Number	**2007 / 014903 / 10**
Enterprise Name	**MONDI PLC INCORPORATED IN ENGLAND AND WALES**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**22/05/2007**
Business Start Date	**22/05/2007**
Enterprise Type	**External Company**
Enterprise Status	**In Business**
Financial Year End	**April**
Tax Number	**9372067166**
Main Business/Main Object	**CARRY THE BUSINESS OF A HOLDING COMPANY IN ALL ITS BRANCHES AND FOR THAT PURPOSE TO ACQUIRE**
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH SOUTH AFRICA 2076**
Address of Registered Office	**4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH JOHANNESBURG SOUTH AFRICA 2196**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6 GALLO MANOR 2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
OSWALD, PETER JOSEF	620510	Director	01/01/2008	Postal: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA Residential: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 11:46

Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2007 / 014903 / 10**

Enterprise Name **MONDI PLC INCORPORATED IN ENGLAND AND WALES**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
RAMAPHOSA, CYRIL MATAMELA	5211175681087	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: POSTNET SUITE 167, PRIVATE BAG X9924, SANDTON, 2146
WILLIAMS, DAVID MICHAEL	460118	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BUNZL PLC, 110 PARK STREET, LONDON, W1K 6NX, UNITED KINGDOM, 0000
QUINN, ANNE CECILLE	510704	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY, UNITED KINGDOM, 0000
PARKER, JOHN	420408	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: KEMENDINE, COURT WOOD, NEWTON FERRERS, PL8 1BW, UNITED KINGDOM, 0000
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
MATTHEWS, COLIN STEPHEN	560420	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BRAE COTTAGE, BUTE AVENUE, RICHMOND, SURREY, TW10 7AX, UNITED KINGDOM, 0000



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www cipro co.za, WAP www cipro co za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, February 06, 2008 11:46

Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 2007 / 014903 / 10

Enterprise Name **MONDI PLC INCORPORATED IN ENGLAND AND WALES**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
HUNT, CAROL ANNE	610422	Company Secretary (Natural Person)	22/05/2007	Postal: BUILDING 1 AVIATOR PARK, STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM, 0000 Residential: 20 CARLTON HOUSE TERRACE, LONDON, SW1Y 5AN, 0000
LAUBSCHER, PHILIP ALBERT	5511185026086	Officer	22/05/2007	Postal: POSTNET SUITE #444, MELROSE ARCH, JOHANNESBURG, SOUTH AFRICA, 2076 Residential: 67 TANA ROAD, SUNNINGHILL, SOUTH AFRICA, 2157
LAUBSCHER, PHILIP		Representative	22/05/2007	Postal: P O BOX 61101, MARSHALLTOWN, JOHANNESBURG, 2107 Residential: 55 MARSHALL STREET, JOHANNESBURG, 2001
HOLLINGWORTH, PAUL ROBERT	6004220000000	Director	22/05/2007	Postal: BUILDING 1 AVIATOR PARK, STATION ROAD, ADDLESTONE SURREY, KT15 2PG UNITED KINGDOM, 0000 Residential: 91 WEST HILL ROAD, LONDON, SW18 1LE, UNITED KINGDOM, 0000
HATHORN, DAVID ANDREW	6205215098087	Director	22/05/2007	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, SOUTH AFRICA, 2076 Residential: 17B SPRINGHILL ROAD, SANDTON, 2146



Mondi plc News Announcement

Mondi PLC - Trading Statement



8 February 2008

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

Mondi Group: Trading Statement

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE Listings Requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding period.

Mondi is currently finalising its results for the year ended 31st December 2007 which will be released on 28 February 2008. As announced in our 'Interim Management Statement' released on 14 November 2007, Mondi's performance in 2007 continued to improve reflecting our favourable product mix, emerging market exposure and competitive cost position.

Accordingly, Mondi advises that it expects earnings per share to be within the ranges shown below:

Underlying earnings per share (euro cents per share) 44-48 (2006 proforma 27.0)

Headline earnings per share (euro cents per share) 36-40 (2006 proforma 28.2)

Mondi has disclosed underlying EPS, which is defined as basic earnings per share excluding the impact of special items, as the directors believe this provides a useful additional measure of the group's underlying performance. The disclosure of Headline EPS is required under the Listings Requirements of the JSE Limited and has been calculated in accordance with Circular 8/2007 as issued by the South African Institute of Chartered Accountants.

In addition, basic earnings per share are expected to be within a range of 45 to 54 euro cents per share (2006 proforma of 15.2 euro cents per share).

The above information has neither been reviewed nor audited by Mondi's auditors.

Contact details:

Mondi Group

Paul Hollingworth +44 (0) 1932 826 326

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities, the respective company secretaries and persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

EMPLOYEE SHAREPLANS

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise that on 7 February 2008, the following transactions took place in relation to the Mondi Share Incentive Plan ('SIP').

The SIP is an all-employee trust arrangement approved by UK HM Revenue and Customs under which UK employees are able to buy Ordinary shares in Mondi plc ('Mondi Shares') using monthly deductions from salary and to receive allocations of free matching Mondi Shares ('Matching Shares').

The persons below purchased the numbers of shares listed at a price of £3.5750 per share and were allocated for no consideration the number of Matching Shares shown.

NAME	POSITION	NUMBER OF SHARES PURCHASED	NUMBER OF MATCHING SHARES
Carol Hunt	Company Secretary of Mondi plc	35	35
Andrew King	PDMR	35	35
Mervyn Walker	PDMR	35	35

END

Mondi plc News Announcement

Mondi PLC - Final Results



Preliminary Results for the Year ended

31 December 2007

Financial Summary



Euro million, except for % and per share measures	2007	2006	Change %
Group revenue	6,269	5,751	+9
EBITDA 1	870	726	+20
Underlying operating profit 2	502	377	+33
Underlying profit before tax3	405	305	+33
Reported profit before tax	382	223	+71
Basic earnings per share (Euro cents)4	45.4	15.2	+199
Underlying earnings per share (Euro cents)4,5	46.9	27.0	+74
Headline earnings per share (Euro cents)4,5	39.5	28.2	+40
Total dividend per share (Euro cents)	23.0	n/a	n/a
Cash inflow from operations	957	657	+46
Net debt	1,507	1,479	+2
Group ROCE6	10.6%	8.1%	+31

Highlights:

- Delivered a substantial improvement in financial performance with underlying operating profit up 33%, underlying earnings per share up 74% and return on capital employed up by 2.5 percentage points to 10.6%
- Cash inflow from operations up Euro300 million at Euro957 million benefiting from improved trading and working capital management
- Achieved productivity records the majority of paper mills and delivered cost savings of Euro167 million
- Further rationalised and restructured the business including the planned closure of 140,000 tonnes of uncoated fine paper capacity at Hungarian mill
- Approved and commenced expansion and modernisation projects in Russia and Poland
- Successful listing of the Mondi Group on the JSE and LSE on 3 July 2007 completing the demerger from Anglo American plc
- Proposed maiden final dividend of 15.7 euro cents per share to give a total dividend of 23.0 euro cents per share with respect to 2007

David Hathorn, Mondi Group Chief Executive, said:

"Mondi recorded substantial improvements,inunderlying operating profit, up 33%, underlying earnings per share up 74% and cash flow up 46%. This reflected improvedperformances across allbusiness areas as increased pricing, focus on operational efficiency and the benefits of restructuring actions all contributed to the financial outcome.

"We believe that Mondi's leading positions in the emerging markets provide both cost and growth advantages. Furthermore our focused strategy, obsession with driving down costs and willingness to react quickly to market conditions leaves us very well placed to respond to changing economic circumstances. Therefore, despite the uncertainty surrounding the prospects for the global economy, we are confident of building on our 2007 results and making further progress in 2008."

1 EBITDA is operating profit of subsidiaries and joint ventures before special items, depreciation and amortisation.

2 Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

3 Underlying profit before tax is reported profit before tax before special items.

4 The calculation of basic earnings, underlying earnings and headline earnings per share has been based on the actual number of shares issued on admission to the Johannesburg and London stock exchanges of 514,137,127 shares adjusted by weighted average impact of treasury shares held.

5 The Group has presented underlying earnings per share to exclude the impact of special items, and headline earnings per share in accordance with circular 8 /2007 "Headline Earnings" as issued the by South African Insitute of Chartered

Accountants.

6 Group return on capital employed (ROCE) is an annualised measure based on underlying operating profit plus share of associates net earnings divided by average trading capital employed.

Contact details:

Mondi Group

David Hathorn	+27 (0) 11 994 5418
Paul Hollingworth	+27 (0) 11 994 5418
Lisa Attenborough	+44 (0) 7 872 672669
From 3 March, please call: Paul Hollingworth	+44 (0) 1932 82 6326

Financial Dynamics

Richard Mountain	+44 (0)20 7269 7121 / +44 (0)7909 684 466
Louise Brugman	+27 11 214 2415 / +27 83 504 1186

Dial-in audio cast facility will be available via:

South Africa	011 535 3600 or 0800 200 648 (toll-free)
UK	0800 917 7042 (toll-free)
Europe & Other	+ 41 916 105 600 or + 800 246 78 700 (toll-free)

Online audio cast facility will be available via: http://www.corpcam.com/MondiPrelims2007

password: results

The presentation will be available on line via the above website address one hour before the audio cast commences at 11am SA time (0900am UK time). Questions can be submitted either via the dial-in conference call or by email via the audio cast.

Should you have any issues on the day with accessing the dial-in conference, please call +27 11 305 2000. Should you have any issues on the day with accessing the audio cast, please call + 27 12 665 2025.

Editors' notes:

Mondi is an international paper and packaging group and in 2007 had revenues of Euro 6.3 billion. Its key operations and interests are in western Europe, emerging Europe, Russia and South Africa.

The Group is principally involved in the manufacture of packaging paper and converted packaging products; uncoated fine paper; and speciality products and processes, including coating, release liner and consumer flexibles.

Mondi is fully integrated across the paper and packaging process, the growing of wood and manufacture of pulp (including recycled materials) and paper to the converting of packaging papers into corrugated packaging and industrial bags.

Mondi has production operations across 35 countries and had an average of 35,000 employees in 2007 .

MONDI'S STRATEGIC ADVANTAGE

Our ability to deliver value for our shareholders is driven by our focus on performance and in particular our significant exposure to emerging markets, which enables us to deliver above average growth from a low cost asset base. Our low cost position is supported by our high level of vertical integration, being self sufficient in wood, our primary raw material, in two of the lowest cost timber regions of the world.

Mondi has a clear mission to be the best performing paper and packaging group in the world. Our strategy to achieve this is simple and has four key drivers:

Leading market positions

We are building on our leading market positions in packaging and uncoated fine paper (UFP), particularly in emerging markets which offer sustained above-average growth potential.

High quality, low cost asset base

We aim to be the lowest cost producer in our industry, by selectively investing in production capacity in lower cost regions and by exploiting the benefits of upstream integration (including forestry) across our operations. As at 31 December 2007, 65% of Mondi's asset base was located in emerging markets.

Focus on performance

Continuous productivity improvement and cost-reduction are institutionalised disciplines at Mondi, delivered through a range of business excellence programmes and rigorous asset management.

Growth

We will continue to target value-enhancing growth through a combination of organic expansion and acquisitions.

GROUP RESULTS OVERVIEW

In the half year report in August we announced a strong first set of results with a substantial recovery in operating profit. This recovery continued into the second half, despite continued pressure from trade flows on the back of the weakness of the US dollar and high input costs, reflecting the generally positive trends in our key business segments.

Mondi recorded substantial improvements in sales, up 9%, underlying operating profit, up 33% and cash inflow from operations, up 46%. Underlying profit of Euro 502 million was up Euro125 million and reflected better performances across all the main business areas as increased pricing, focus on operational efficiency and the benefits of restructuring actions all contributed to the financial outcome. Group operating margins of 8.0% were up 1.4 percentage points on the prior year (2006: 6.6%) as a result of an improved pricing environment and the benefits of operational efficiencies, in particular Euro167 million of cost-savings. These positive developments were partially offset by significant increases in raw materials, particularly the costs of wood, pulp, recycled fibre and chemicals.

Cash inflow from operations was up Euro300 million at Euro957 million benefitting from an improved trading result and working capital management. It is particularly pleasing that average return on capital employed, a key measure of performance for Mondi, increased from 8.1% to 10.6%, which reflects both improved profitability and tighter management of our capital employed. While this improvement is clearly a step in the right direction, current returns remain unsatisfactory and significant additional cost reductions and further productivity improvements have been targeted. Furthermore, we remain very focused on supply-side discipline as an important component of ensuring ongoing price stability and improvement.

Underlying earnings per share were 46.9 euro cents per share, up 74% on 2006. The Group is proposing to pay a final dividend of 15.7 euro cents per share giving a total dividend of 23.0 euro cents per share for the year.

DIVISIONAL OVERVIEW

Mondi Packaging's underlying operating profit increased by Euro86 million, or 38%, reflecting price increases achieved across all major paper grades, improved operating performance in the converting operations and achievement of cost savings of Euro81 million. This improved result was delivered despite Euro17 million in restructuring costs (2006: Euro17 million) incurred as part of the ongoing rationalisation of our downstream converting assets. Mondi Business Paper's underlying operating profit increased by Euro48 million, or 46%, principally due to a significant turnaround in the South African operations as well as an improved result from our Russian operations. The result also benefited from modest increases in paper pricing together with cost reductions throughout the business of Euro82 million. The improved South African performance was achieved through a restructuring of the business and a better operating performance from the PM31 paper machine in Merebank. These improvements were partially offset by Euro10 million in restructuring costs, mainly incurred to reduce divisional overheads. Mondi Packaging South Africa's underlying operating profit of Euro35 million was up 8% in local currency, although the reported figure was flat year on year due to translation into euros at a significantly weaker rand exchange rate. The increase in local currency was mainly due to good demand and volume growth following a strong agricultural season in South Africa. Our merchant and newsprint businesses (profits up Euro11 million, or 38%) benefited from improved pricing and demand and in the UK from lower energy costs. Corporate costs were Euro20 million higher, reflecting the cost of Mondi as a listed Group and the creation of Mondi's stand alone corporate structure following the demerger from Anglo American plc.

COST SAVINGS, PRODUCTIVITY AND RIGOROUS ASSET MANAGEMENT

One of our key strengths is our rigorous control of costs at all levels of the business. Over the past three years we have delivered cumulative cost reductions of approximately 10% of total cash costs. In 2007 alone we achieved cost reductions of 3.1% or Euro167 million and this process continues through a series of ongoing cost-reduction programmes and profit improvement initiatives.

A key to improving profitability is productivity which has improved substantially. For example, over the last ten years the Group's bag converting operations have delivered an 8% compound annual growth in units per employee. In Poland our Swiecie paper mill has increased output per employee by 24% compound per annum over the last ten years. In Russia, our Syktyvkar paper mill has lifted productivity by 13% compound per annum since 2002. Furthermore, in Slovakia, since the beginning of the decade our Ruzomberok paper mill has increased productivity by 20% compound per annum.

Where sites do not meet our strict performance criteria they are closed or divested. For example, in the past six years we have closed two testliner mills (in the UK and Switzerland), reducing our capacity by 11%. A further 11% of corrugated packaging capacity has been taken out since 2004. In all, we have

closed four paper machines and 35 packaging converting plants and disposed of a further 30 converting plants since 2001. These actions not only contribute to an improvement in Mondi's overall cost base and asset quality but have also contributed to supply-side reductions, leading to an improved supply/demand balance in our respective grades, with resultant margin improvements.

ORGANISATIONAL STREAMLINING

The ongoing focus on performance requires periodic reviews of our organisational structure. Soon after the demerger we therefore took the opportunity to conduct such a review, with the aim of further eliminating

duplication, simplifying our processes and aligning our business model across the Mondi Group. From 1 January 2008, in place of the former Mondi Packaging and Mondi Business Paper business units, we now operate as two divisions: Europe & International and South Africa.

The Europe & International division comprises our packaging and UFP activities outside South Africa and is headed by Peter Oswald, formerly chief executive officer of Mondi Packaging, who joined the boards of Mondi Limited and Mondi plc at the beginning of this year. The South Africa division comprises our existing South African forestry operation and the plants at Merebank and Richards Bay, and is headed by Ron Traill, formerly managing director of the Steti mill in the Czech Republic.

G??nther Hassler, the former CEO of Mondi Business Paper, decided to leave Mondi towards the end of the year to pursue other opportunities. On behalf of the board and senior management we would like to thank G??nther for the contribution he has made to Mondi during his 20 years with the Group.

The reporting lines for Mondi Packaging South Africa, Mondi Shanduka Newsprint, Aylesford Newsprint and Europapier remain unchanged.

Following the reorganisation we have made good progress in simplifying our processes, eliminating duplication and reducing overheads, and we expect to see the benefits beginning to flow through in the current year.

OPERATIONAL RESTRUCTURING AND RATIONALISATION

In view of the current Uncoated Fine Paper (UFP) market dynamics, which have seen sustained high pulp prices and a weak US dollar with resultant trade flows impacting European operating rates, we have decided to decrease Mondi's European UFP operating capacity and further reduce costs by simplifying our European UFP operations, principally through cutting divisional overheads and reducing mill headcount. As part of this programme it is planned to shut down the paper machine at Mondi's unintegrated Hungarian mill at Szolnok, during the second quarter of 2008. This mill has a capacity of 140,000 tonnes, employs approximately 275 people and made an operating loss in 2007. The closure is subject to negotiations with employee representatives and we will seek alternative uses for the site.

The total estimated pre-tax restructuring charge for this closure and related actions is estimated at Euro88 million (of which Euro57 million is an impairment and Euro31 million is a cash cost). This will be booked as a special item in the income statement (Euro57 million in the 2007 accounts and the balance in 2008).

The costs of further rationalisation of divisional overheads and mill headcount reduction will be charged to underlying operating profits as a restructuring charge as and when incurred, as part of Mondi's normal process of continuous cost reduction.

GROWTH

Mondi is committed to generating value enhancing growth, both organically and through acquisition, primarily by expanding its asset and sales bases in emerging markets. We continue to investigate opportunities to extend our position in low cost locations for pulp and paper production, whilst divesting non-core assets and further rationalising our plant network. In deciding upon capital allocation, we focus on our ability to secure a sustained low cost position, thus ensuring that we deliver a return in excess of our cost of capital over the cycle.

In Poland, we are investing Euro350 million in a new lightweight recycled containerboard machine and new box plant at our Swiecie mill. Annual demand growth for converted packaging in Central and Eastern Europe is estimated to be running at around 8% and there is a substantial deficit in lightweight containerboard supply which we aim to fill. In Russia, we are investing Euro525 million in modernising and expanding our low cost mill at Syktyvkar. This mill has proven to be a great success since we assumed control in 2002. The wood-handling facilities will be modernised and expanded and the fibre lines will be upgraded. On completion it is estimated that the two chipping lines and debarking unit will be the largest in the world by capacity. In addition, a new recovery boiler will be installed, substantially increasing our energy supply with surplus energy being sold to the grid. The resultant increased pulp production will enable us to increase paper output on a fully integrated basis, with both the paper and containerboard machines being rebuilt. This investment will enable Mondi to benefit from the strong growth in demand for containerboard and UFP in Russia, as well as substantially reducing our production costs.

In addition to organic investment, the acquisition of assets in growing markets with the potential for improved returns is central to our strategy. Over the last seven years we have acquired and integrated numerous businesses, improving their efficiency, leveraging synergies with our existing operations, transferring `know-how' from elsewhere in the Group and improving the product

mix.

Our most recent major acquisition has been in the key market of Turkey, where we have completed the purchase of a majority stake in Tire Kutsan, the country's leading corrugated packaging company. This expands our European footprint and, coupled with our existing presence, gives us immediate market leadership in corrugated packaging in emerging Europe, including Turkey.

We are confident that this combination of growth and a rigorous attention to business excellence will enable us to meet our key financial objective for the Group of a 13% return on capital employed across the cycle.

OPERATIONAL REVIEW

Mondi Packaging

Euro million	2007	2006	Change %
Segment revenue	3,590	3,167	+13.4
- of which inter-segment revenue	43	46	-6.5
EBITDA	503	412	+22.1
Underlying operating profit	312	226	+38.1
Corrugated	158	120	+31.7
Bags	127	97	+30.9
Flexibles	27	9	+200.0
Capital expenditure 7	215	267	-19.5
Net segment assets	2,772	2,494	+11.1
Return on capital employed (%) 8	13.2%	10.2%	+29.4

7 Capital expenditure is cash payments and excludes business combinations.

8 Extracted from management reports.

Mondi Packaging had an excellent year, due to an improved trading environment and the benefit of Euro81 million of cost-savings which helped offset increased input cost pressures. Packaging paper volumes were up 3.4% and return on capital employed rose by 3.0 percentage points to 13.2%. 10 out of 14 mills achieved productivity records and the Swiecie mill successfully completed the major rebuild of PM1, improving efficiencies and volumes. These improvements were partly offset by increased external wood and recycled paper costs, which were up on average 20% and 50% respectively on 2006, as well as the restructuring costs of Euro17 million already referred to.

Within the corrugated business, the positive containerboard price trends and demand growth seen in 2006 were maintained in 2007. On average kraftliner prices were up around 10% year on year, with white top kraftliner marginally up, although, some levelling off in prices is now being seen. Corrugated box prices increased by around 10% on average, reflecting the passing-on of containerboard price increases; However, corrugated box profit margins remain at an unsatisfactory level, particularly in western Europe, and further box price increases are required. The increase in profits was supported by the restructuring of the downstream corrugated packaging operations.

The bags business recorded improved average kraft paper prices, up by around 12%, and paper volumes up 5%, benefiting from the acquisition of Stambolijski in Bulgaria in the second half of 2006. The downstream converting operations also saw an improvement in demand in the first half, mainly from the construction industry. We continued to drive productivity through the rationalisation of our plant network with two plant closures towards the end of the year.

Improvement in the flexibles businesses was mainly driven by efficiency enhancements and also includes the benefit from acquisitions made in the second half of 2006. Selling prices trended upwards, but lagged input cost increases which adversely impacted margins. We further rationalised our plant network with the closure of a coating plant in Norway towards the end of the year.

During the year, the 40% associate equity stake in Bischof + Klein GmbH was disposed of for Euro54 million, resulting in a profit on sale of Euro19 million. In addition, to avoid a mandatory offer for the minority interests in Mondi Packaging Paper Swiecie S.A. following Mondi's demerger from Anglo American plc, a 5.3% stake in Swiecie was disposed of for Euro66 million, resulting in a profit on sale of Euro57 million. Mondi's ownership following the disposal is 66%.

The Group completed the acquisition of a 53.6% stake in Tire Kutsan, the Turkish corrugated packaging company, on 3 September 2007. The debt-free enterprise value of Tire Kutsan is Euro190 million. This business has been consolidated at 63.4% given the Group's commitment to acquire a further 9.8% within one month of the third anniversary of the completion of the transaction. The Group completed the acquisition of 100% of the Austrian-based Unterland flexible packaging business on 31 August 2007, which provides access to substrate technology which complements our flexibles offering. The debt-free enterprise value of Unterland was Euro70 million. Both are exciting additions to Mondi and strengthen our packaging operations in two of its key segments, with the acquisition of Tire Kutsan representing our first major step into the high-growth Turkish market.

As reported previously, Mondi is investing Euro350 million in a 470,000 tonne lightweight recycled containerboard machine and new 250 million m2 per annum corrugated box plant at the Swiecie mill in Poland, to exploit the growing shortage of containerboard in the region and leverage off Swiecie's low-cost position. The level of available fiscal support (mainly in the form of a favourable tax regime) from the Polish authorities has now been agreed. Commissioning is expected in mid to late 2009 and Euro19 million of capital expenditure was incurred during 2007.

Mondi Business Paper

Euro million	2007	2006	Change %
Segment revenue	1,898	1,889	+0.5
- of which inter-segment revenue	185	163	+13.5
EBITDA	289	237	+21.9
Underlying operating profit	152	104	+46.2
Capital expenditure	119	156	-23.7
Net segment assets	2,098	2,212	-5.2
Return on capital employed (%)	8.0%	5.3%	+50.9

The increase in underlying operating profit was largely driven by a significant improvement in the South African operations, coupled with an improved performance in Russia and modest improvement in pricing. Cost savings of Euro82 million helped to partly offset input cost pressures. The operational difficulties experienced in the first half of 2006, following the 2005 rebuild of PM31 in Merebank, have been addressed with the alteration to the headbox completed in October 2007. The restructuring of the South African operations has also been completed to further improve efficiencies.

UFP production (from continuing operations) was 2.1% higher than 2006, with good performances at our South African, Slovakian and Russian mills partially offset by production downtime taken in the second half which reduced output by circa 75,000 tonnes. Total pulp production was up 4%, with the Richards Bay pulp mill operating at improved rates following the major upgrade in 2005, including record production in the fourth quarter.

UFP prices improved by around 7% on average year on year but are still well below mid-cycle levels. Whilst margins have grown, they are not at acceptable levels, particularly given higher pulp input costs at the non-integrated mills and higher purchased wood costs. The overall fibre cost increase was, however, largely mitigated by our own low-cost wood resources in South Africa and Russia.

Fire damage in South Africa affected 10,789 hectares of forested areas (circa 5% of forested area under management), with a net impact of around Euro5 million on the Group's results. Furthermore, Euro10 million was incurred in restructuring costs at the divisional level in order to simplify the operation and ensure that we are the lowest-cost producer in this sector. These effects, coupled with fibre input cost pressures, were partly offset by cost-savings which contributed Euro82 million during the year.

As commented on earlier, the Group has decided to decrease its European operating capacity and further reduce costs by simplifying its European UFP operations. As a result, Mondi is planning to close its non-integrated Hungarian mill at Szolnok in the second quarter of 2008, removing 140,000 tonnes of UFP from the market. This, coupled with European industry closures totalling 410,000 tonnes announced and implemented in 2007, should lead to a further improvement in operating rates.

In order to benefit from strong growth in Russian demand, in both containerboard and UFP, and to improve operating efficiencies, Mondi is now committed to the Euro525 million modernisation and expansion of the Syktyvkar mill. The necessary operating permits have been obtained with completion expected by mid to end 2010. Euro21 million of capital expenditure was incurred on this project in 2007.

Mondi Packaging South Africa

Euro million	2007	2006	Change %
Segment revenue	419	360	+16.4
- of which inter-segment revenue	28	25	+12.0
EBITDA	53	46	+15.2
Underlying operating profit	35	35	-
Capital expenditure	47	27	+74.1
Net segment assets	335	187	+79.1
Return on capital employed (%)	13.8%	17.4%	-20.7%

Demand was good across all business segments, largely due to an increase in local consumption and a good agricultural season. The reported underlying operating profit masks the improvement in local currency terms which was up 8%

and is impacted by translation at a weaker rand rate. The acquisition of Lenco, a mainly rigid plastics business in South Africa, was completed on 4 July 2007 and included in the results is a Euro1.5 million charge for the amortisation of intangibles as a result of the acquisition.

The Euro12 million Springs mill optimisation project was commissioned in August 2007 and the Euro25 million Felixton optimisation project, due for commissioning in March 2008, is progressing well. When complete, this will enable Felixton to produce lighter-weight paper and increase fluting production by 50,000 tonnes.

Merchant and Newsprint businesses

Euro million	2007	2006	Change %
Segment revenue	591	539	+9.6
- of which inter-segment revenue	1	1	-
EBITDA	60	48	+25.0
Underlying operating profit	40	29	+37.9
Capital expenditure	18	9	+100.0
Net segment assets	248	251	-1.2
Return on capital employed (%)	17.3%	12.5%	+38.4

Europapier, the Group's merchanting business, saw improved pricing and volumes, due to strong demand in its key eastern European markets.

Aylesford Newsprint in the UK benefited from marginally improved prices and lower energy input costs as well as a one-off benefit (of which Mondi's share was Euro4 million) from a change in the pension plan arrangements to an average salary scheme.

Mondi Shanduka Newsprint's underlying profit was higher in local currency and benefited from continued strong local demand. However, the result was marginally lower in euros on translation as a result of the weaker rand.

Corporate and other businesses

Net corporate costs of Euro37 million were Euro19 million higher than 2006 due to Mondi establishing itself as an independent listed group, with certain functions previously performed by Anglo American plc now provided within the Mondi Group. Operating profits from other non-core businesses, mostly in South Africa, were Euro1 million lower than 2006 following the disposal of certain of these businesses during 2006.

FINANCIAL REVIEW

Special items (see note 5)

In aggregate, pre-tax special items amounted to a loss of Euro23 million (Euro8 million after tax), made up of the following items:

• An operating special item charge of Euro77 million before tax, principally comprising: impairments associated with the closure of the Szolnok mill in Hungary and related actions in the European UFP operations (Euro57 million); accelerated share scheme charges relating to the demerger from Anglo American plc (Euro8 million); and charges relating to retention arrangements put in place for senior executives following the demerger (Euro9 million).

• Net profit on disposals of Euro83 million before tax, including: the sale of Bischof + Klein GmbH (Euro19 million profit); the sale of a 5.3% stake in Mondi Packaging Paper Swiecie S.A. (Euro57 million profit); the sale of various corrugated converting operations (Euro8 million profit) held for sale at the end of 2006, which were divested as part of a restructuring programme to improve the corrugated results; and the disposal of certain non-core businesses in South Africa (loss Euro1 million). These have been separately identified given their materiality.

• Financing special item of Euro29 million before tax: as part of the demerger from Anglo American plc, certain long-term loans in South Africa were closed out at a cost of Euro29 million, representing largely the interest foregone on the settlement of the loans. Given the materiality of this amount, the boards believe that it is more appropriate to disclose this separately on the income statement.

Finance costs

Net finance costs of Euro99 million, before special financing items, were Euro22 million higher than 2006 (Euro77 million), due to higher average net debt coupled with higher interest rates, particularly in South Africa and a movement in foreign exchange from a gain of Euro13 million in 2006 to a charge of Euro2 million in 2007. Euro4 million of net debt finance charges were capitalised during the period on key capital projects (2006: Euro2 million).

Taxation

The effective tax rate of 29.0% (before special items) was 8.3 percentage points lower than in 2006 due to a lower level of adjustments. The reported tax rate after special items of 26.7% is 15.4 percentage points lower than 2006 due to the tax effects of the special items.

Minority interests

Minority interests in the income statement were Euro4 million lower than the prior year, mainly because the 2006 results for Swiecie and Ruzomberok included a very high level of income from sales of green energy and CO2 emission credits.

Cash Flow

EBITDA of Euro870m in the year was 20%, or Euro144 million, higher than 2006, reflecting the improved trading environment. Cash inflows from operations of Euro 957 million were Euro300 million up on the comparable period, benefiting from improved trading and tighter control of working capital. Cash inflow from working capital of Euro97 million was achieved despite a 9% increase in sales.

Capital expenditure in the year of Euro406 million was broadly in line with depreciation of Euro363 million (excluding spend in the year on the two key capital projects of Euro40 million). Capital expenditure is expected to increase significantly in 2008 and 2009 due to the Euro350 million investment in the lightweight recycled containerboard and box plant at the Swiecie plant in Poland and the Euro525 million modernisation and expansion of the Syktyvkar mill in Russia.

Spending on acquisitions completed during the year totalled Euro193 million, mainly relating to the purchase of a majority stake in Tire Kutsan (Euro78 million), 100% of Unterland (Euro34 million) and 100% of Lenco (Euro71 million).

The proceeds from disposals completed during the year of Euro166 million mainly relate to: the sale of 5.3% of Mondi Packaging Paper Swiecie SA (Euro66 million), the sale of our 40% associate interest in Bischof + Klein GmbH (Euro54 million); disposal of the Mondi Packaging converting assets held for sale at the end of 2006; and the sale of certain non-core assets in South Africa.

Balance sheet and returns on invested capital

Trading capital employed for the period was Euro4,818 million, Euro81 million higher than 2006 mainly due to acquisitions. 65% of the Group's trading capital is employed in emerging markets, positioning the Group well in terms of growth and operating cost.

Return on capital employed improved from 8.1% to 10.6% as a result of improved profitability and tightened control of capital employed, particularly working capital. This improved return, whilst just above our weighted average cost of capital, is still below our target across the cycle of 13%.

Net debt of Euro1,507 million was Euro28 million higher than 2006, with the positive net cash inflow from operations offset by outflows from acquisitions and payments to Anglo American plc upon finalisation of the demerger. Gearing as at 31 December 2007 was 45.2%, with an EBITDA interest cover of 9.6 times.

Treasury and borrowings

The Group's treasury function operates within clearly-defined board-approved policies and limits. The treasury function follows controlled reporting procedures and is subject to regular internal and external reviews.

The Group's policy with regard to reducing interest rate risk is to keep between 60% and 100% of net debt at fixed rates of interest on a rolling basis. At year end, 63% of the Group's net debt was at fixed rates of interest.

Group liquidity is provided through a range of committed debt facilities in excess of the Group's short-term needs. The principal debt facilities are: a Euro 1.55 billion syndicated revolving credit facility, which is a five-year multi-currency revolving credit facility with interest charged at a market related rate linked to LIBOR; and a R2.0 billion three-year amortising term loan with interest charged at a market related rate linked to JIBAR. In total at 31 December 2007 the Group had Euro2.7 billion of committed facilities of which Euro1.2 billion was undrawn at the balance sheet date. The average maturity of the committed debt facilities is 3.5 years.

DIVIDEND

Mondi is well financed with healthy operating cash flows and a strong balance sheet. Against this background our dividend policy reflects our strategy of disciplined and value-creating investment for growth, which will in turn offer shareholders long-term dividend growth.

Accordingly, the boards of Mondi Limited and Mondi plc have recommended a final dividend of 15.7 euro cents per share, payable on 21 May 2008 to shareholders on the register at 25 April 2008. An equivalent final dividend will be paid in South African rand on the same terms.

Taken together with the interim dividend of 7.3 euro cents paid on 17 September 2007, this represents a total dividend of 23.0 euro cents, paid in the approximate proportions two-thirds (final) and one-third (interim), consistent with the policy we indicated at the time of the demerger.

OUTLOOK

We believe that Mondi's leading positions in the emerging markets provide both cost and growth advantages. Furthermore our focused strategy, obsession with driving down costs and willingness to react quickly to market conditions leaves us very well placed to respond to changing economic circumstances. Therefore, despite the uncertainty surrounding the prospects for the global economy, we are confident of building on our 2007 results and making further progress in 2008.

Combined and consolidated income statement
For the year ended 31 December 2007

Euro million	Note	2007 Before special items	2007 Special items (note 5)	2007 After special items	2006 Before special items	2006 Special items (note 5)	2006 After special items
Group revenue	3	6,269	-	6,269	5,751	-	5,751
Materials, energy and consumables used		(3,265)	-	(3,265)	(2,960)	-	(2,960)
Variable selling expenses		(558)	-	(558)	(558)	-	(558)
Gross margin		2,446	-	2,446	2,233	-	2,233
Maintenance and other indirect expenses		(289)	-	(289)	(287)	-	(287)
Personnel costs		(906)	(17)	(923)	(874)	-	(874)
Other net operating expenses		(381)	-	(381)	(346)	-	(346)
Depreciation and amortisation		(368)	(60)	(428)	(349)	(78)	(427)
Operating profit/(loss) from subsidiaries and joint ventures	3	502	(77)	425	377	(78)	299
Net profit/(loss) on disposals	5	-	83	83	-	(4)	(4)
Net income from associates		2	-	2	5	-	5
Total profit/(loss) from operations and associates		504	6	510	382	(82)	300
Investment income		44	-	44	70	-	70
Interest expense		(143)	(29)	(172)	(147)	-	(147)
Net finance costs	6	(99)	(29)	(128)	(77)	-	(77)
Profit/(loss) before tax		405	(23)	382	305	(82)	223
Taxation charge	7	(117)	15	(102)	(115)	21	(94)
Profit/(loss) from continuing operations	4	288	(8)	280	190	(61)	129
Attributable to:							
Minority interests		47	-	47	51	-	51
Equity holders		241	(8)	233	139	(61)	78
Pro forma earnings per share ("EPS") for profit attributable to equity holders							
Basic EPS (Euro cents)	9			45.4			15.2
Diluted EPS (Euro cents)	9			45.1			15.2
Basic underlying EPS (Euro cents)	9			46.9			27.0
Diluted underlying EPS (Euro cents)	9			46.7			27.0
Basic headline EPS (Euro cents)	9			39.5			28.2
Diluted headline EPS (Euro cents)	9			39.3			28.2

There were no discontinued operations in either of the years presented.

Combined and consolidated balance sheet
As at 31 December 2007

Euro million	Note	2007	2006
Intangible assets		520	381
Property, plant and equipment		3,731	3,659
Forestry assets		224	221

Investments in associates		6	7
Financial asset investments		25	39
Deferred tax assets		32	35
Retirement benefits surplus		11	7
Total non-current assets		4,549	4,349
Inventories		760	656
Trade and other receivables		1,304	1,268
Current tax assets		52	34
Cash and cash equivalents		180	415
Derivative financial instruments		17	11
Total current assets		2,313	2,384
Assets held for sale		-	106
Total assets		6,862	6,839
Short-term borrowings		(453)	(1,238)
Trade and other payables		(1,150)	(935)
Current tax liabilities		(81)	(71)
Provisions		(14)	(8)
Derivative financial instruments		(3)	(2)
Total current liabilities		(1,701)	(2,254)
Medium and long-term borrowings		(1,234)	(656)
Retirement benefits obligation		(200)	(220)
Deferred tax liabilities		(322)	(317)
Provisions		(50)	(40)
Other non-current liabilities		(17)	(16)
Derivative financial instruments		(2)	-
Total non-current liabilities		(1,825)	(1,249)
Liabilities directly associated with assets classified as held for sale		-	(39)
Total liabilities		(3,526)	(3,542)
Net assets	3	3,336	3,297
Equity			
Anglo American plc investment in the Group	10	-	1,899
Ordinary share capital	10/12	114	-
Share premium	10/12	532	-
Retained earnings and other reserves	10	2,317	1,067
Total attributable to equity holders		2,963	2,966
Minority interest in equity		373	331
		3,336	3,297

Combined and consolidated cash flow statement
For the year ended 31 December 2007

Euro million	Note	2007	2006
Cash inflows from operations	15a	957	657
Dividends from associates		1	1
Dividends from available for sale investments		-	1
Income tax paid		(93)	(71)
Net cash inflows generated from operating activities		865	588

Cash flows from investing activities			
Acquisition of subsidiaries, net of cash and cash equivalents	13	(193)	(113)
Investment in associates		-	(2)
Proceeds from disposal of subsidiaries, net of cash and cash equivalents	14	112	34
Proceeds from disposal of associates	14	54	-
Purchases of property, plant and equipment	15f	(406)	(460)
Proceeds from the disposal of property, plant and equipment		17	16
Investment in forestry assets		(41)	(50)
Purchases of financial asset investments		(2)	(1)
Purchase of intangible assets		(4)	(6)
Proceeds from the sale of financial asset investments		2	3
Loan repayments from related parties		15	9
Interest received		18	51
Other investing activities		(6)	(5)
Net cash used in investing activities		(434)	(524)
Cash flows from financing activities			
Repayment of short-term borrowings	15c	(945)	(355)
Proceeds from medium and long-term borrowings	15c	564	70
Interest paid		(139)	(130)
Dividends paid to minority interests		(47)	(38)
Dividends paid to equity holders	8	(38)	-
Dividends paid to Anglo American plc group companies		(202)	(75)
Increase in Anglo American plc invested capital		120	289
Purchases of treasury shares		(33)	-
Other financing activities		3	5
Net cash used in financing activities		(717)	(234)
Net decrease in cash and cash equivalents		(286)	(170)
Cash and cash equivalents at start of year(1)		358	574
Cash movements in the year	15c	(286)	(170)
Reclassifications	15c	(3)	(3)
Effects of changes in foreign exchange rates	15c	(10)	(43)
Cash and cash equivalents at end of year(1)	15b	59	358

Note:

(1) `Cash and cash equivalents' includes overdrafts and cash flows from disposal groups and is reconciled to the balance sheet in note 15b.

Combined and consolidated statement of recognised income and expense
For the year ended 31 December 2007

Euro million	2007	2006
Fair value (losses)/gains accreted on cash flow hedges, net of amounts recycled to the combined and consolidated income statement	(3)	5
Actuarial gains on post-retirement benefit schemes	12	24
Fair value losses on available for sale investments	(1)	-
Exchange gains on demerger	9	-
Exchange losses on translation of foreign operations	(71)	(137)
Other movements	(1)	1
Total expense recognised directly in equity(1)	(55)	(107)

Profit for the year	280	129
Total recognised income and expense for the year	225	22
Attributable to:		
Minority interests	56	65
Equity holders of the parent companies	169	(43)

Note:

(1) Net of related tax.

Notes to the combined and consolidated financial statements

1 Basis of preparation

The financial information included in this preliminary announcement has been prepared in accordance with the measurement and recognition criteria of International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and has been prepared in accordance with IAS34, `Interim Financial Reporting'. There are no differences for the Group in applying IFRS as issued by the IASB and the European Union ("EU") and therefore the Group also complies with IFRSs as endorsed by the EU.

Dual listed structure

The Group has two separate legal parent entities, Mondi Limited and Mondi plc, which operate under a dual listed company ("DLC") structure. The substance of the DLC structure is such that Mondi Limited, and its subsidiaries, and Mondi plc, and its subsidiaries, operate together as a single economic entity through a sharing agreement, with neither parent entity assuming a dominant role. Accordingly, Mondi Limited and Mondi plc are reported on a combined and consolidated basis as a single reporting entity under IFRSs.

Pre-demerger

During the period up to 2 July 2007 and the prior year presented (together, the "pre-demerger period"), the Group did not form a separate legal group. "The Anglo American plc investment in the Group" is therefore presented for the pre-demerger period, representing the aggregated share capital, share premium and reserve balances of the Group's constituent entities, together with debtor and creditor balances held in respect of the Anglo American plc group and deemed to be equity funding in nature. Any interest accruing on such balances is classified as a dividend in specie and recorded separately through reserves, not through the combined and consolidated income statement.

The financial information set out does not constitute the Group's statutory accounts for the year ended 31 December 2007 but is derived from those accounts. Statutory accounts for 2007 will be delivered to the Registrar of Companies following the Group's annual general meeting on 7 May 2008. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237 (2) or (3) of the UK Companies Act 1985. Copies of the unqualified auditors' reports are available for inspection at the Mondi Limited and Mondi plc registered offices.

2 Accounting policies

The same accounting policies, presentation and measurement principles have been followed in the combined and consolidated financial statements as applied in the Group's audited financial information for the year ended 31 December 2006, included within Part VIII: "Financial information", of the Prospectus dated 1 June 2007 applied in the demerger from Anglo American plc, with the exception of the early adoption of IFRIC14, `IAS19 - The Limit on a Defined Benefit asset, Minimum funding Requirements and their Interaction'.

3 Segmental information

Based on the risks and returns of the Mondi Group, the Board considers the primary reporting format is by business segment and the secondary reporting format is by geographical segment.

Primary reporting format - by business segment

	2007			2006		
Euro million	Segment revenue	Inter-segment revenue (1)	Group revenue	Segment revenue	Inter-segment revenue (1)	Group revenue
Subsidiaries and joint ventures						
Mondi Packaging						
Corrugated Business	1,644	(83)	1,561	1,497	(86)	1,411
Bag Business	1,265	(36)	1,229	1,162	(31)	1,131
Flexibles Business	786	(29)	757	607	(28)	579
Mondi Packaging inter-group sales	(105)	105	-	(99)	99	-

Total Mondi Packaging	3,590	(43)	3,547	3,167	(46)	3,121
Mondi Business Paper	1,898	(185)	1,713	1,889	(163)	1,726
Mondi Packaging South Africa	419	(28)	391	360	(25)	335
Merchant and Newsprint businesses	591	(1)	590	539	(1)	538
Corporate and other businesses	28	-	28	31	-	31
Elimination of inter-segment revenue	(257)	257	-	(235)	235	-
Total	6,269	-	6,269	5,751	-	5,751

	Segment operating profit before special items (2)		Segment operating profit after special items	
Euro million	2007	2006	2007	2006
Subsidiaries and joint ventures				
Mondi Packaging				
Corrugated Business	158	120	153	71
Bag Business	127	97	126	89
Flexibles Business	27	9	27	4
Total Mondi Packaging	312	226	306	164
Mondi Business Paper	152	104	84	88
Mondi Packaging South Africa	35	35	35	35
Merchant and Newsprint businesses	40	29	40	29
Corporate and other businesses	(37)	(17)	(40)	(17)
Total	502	377	425	299

Note:

(1) Inter-segment transactions are conducted on an arm's length basis.

(2) Segment result is defined as being segment revenue less segment expense; that is operating profit and fair value gains/(losses) that have been recycled to the combined and consolidated income statement on cash flow hedges of operating transactions. There are no material inter-segment transfers or transactions that would affect the segment result.

The segment result before special items, as shown above, is reconciled to "Profit from continuing operations" in the Group's combined and consolidated income statement as follows:

Euro million	2007	2006
Operating profit before special items and associates' net income	502	377
Operating special items (see note 5)		
Subsidiaries and joint ventures:	(77)	(78)
Mondi Packaging	(6)	(62)
Mondi Business Paper	(68)	(16)
Corporate and other businesses	(3)	-
Operating profit after special items and before associates' net income	425	299
Net profit/(loss) on disposal of subsidiaries and associates	83	(4)
Net income from associates	2	5
Total profit from operations and associates	510	300
Net finance costs	(128)	(77)
Profit before tax	382	223
Taxation charge	(102)	(94)

Group profit from continuing operations 280 129

Primary segment disclosures for segment assets, liabilities and capital expenditure are as follows:

	Segment assets (1)		Segment liabilities (2)		Net segment assets		Capital expenditure (3)	
Euro million	2007	2006	2007	2006	2007	2006	2007	2006
Mondi Packaging								
Corrugated Business	1,485	1,263	(259)	(233)	1,226	1,030	264	125
Bag Business	1,304	1,265	(200)	(175)	1,104	1,090	83	157
Flexibles Business	539	432	(97)	(58)	442	374	86	86
Total Mondi Packaging	3,328	2,960	(556)	(466)	2,772	2,494	433	368
Mondi Business Paper	2,293	2,465	(195)	(253)	2,098	2,212	124	154
Mondi Packaging South Africa	420	239	(85)	(52)	335	187	156	27
Merchant and Newsprint businesses	336	316	(88)	(65)	248	251	18	8
Corporate and other businesses	1	34	(2)	(7)	(1)	27	5	1
Total	6,378	6,014	(926)	(843)	5,452	5,171	736	558
Unallocated:								
Investment in associates	6	7	-	-	6	7		
Deferred tax assets/ (liabilities)	32	35	(322)	(317)	(290)	(282)		
Other non-operating assets/ (liabilities) (4)	241	329	(591)	(488)	(350)	(159)		
Trading capital employed	6,657	6,385	(1,839)	(1,648)	4,818	4,737		
Financial asset investments	25	39	-	-	25	39		
Net debt(5)	180	415	(1,687)	(1,894)	(1,507)	(1,479)		
Net assets	6,862	6,839	(3,526)	(3,542)	3,336	3,297		

Notes:

(1) Segment assets are operating assets and at 31 December 2007 consist of property, plant and equipment of Euro3,731 million (2006: Euro3,659 million), intangible assets of Euro520million (2006: Euro381 million), forestry assets of Euro224 million (2006: Euro221 million), retirement benefits surplus of Euro11 million (2006: Euro7 million), inventories of Euro760 million (2006: Euro656 million) and operating receivables of Euro1,132 million (2006: Euro1,090 million).

(2) Segment liabilities are operating liabilities and at 31 December 2007 consist of non-interest bearing current liabilities of Euro711 million (2006: Euro 607 million), restoration and decommissioning provisions of Euro15 million (2006: Euro16 million) and provisions for post-retirement benefits of Euro200 million (2006: Euro220 million).

(3) Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets of Euro429 million (2006: Euro462 million) and includes additions resulting from acquisitions through business combinations of Euro307 million (2006: Euro96 million).

(4) Other non-operating assets consist of derivative assets of Euro17 million (2006: Euro11 million), current income tax receivables of Euro52 million (2006: Euro34

million), other non-operating receivables of Euro173 million (2006: Euro178 million) and assets held for sale of Euronil (2006: Euro106 million). Other non-operating liabilities consist of derivative liabilities of Euro5 million (2006: Euro2 million), non-operating provisions of Euro49 million (2006: Euro32 million), current income tax liabilities of Euro81 million (2006: Euro71 million), other non-operating liabilities of Euro456 million (2006: Euro344 million) and liabilities directly associated with assets held for sale of Euronil (2006: Euro39 million).

(5) Overdrafts of Euro121 million (2006: Euro57 million) are included in borrowings.

Primary segment disclosures for depreciation, amortisation and impairments are as follows:

	Depreciation and amortisation		Impairments(1)	
Euro million	2007	2006	2007	2006
Mondi Packaging				
Corrugated Business	84	86	-	49
Bag Business	80	77	-	8
Flexibles Business	27	23	-	5
Total Mondi Packaging	191	186	-	62
Mondi Business Paper	137	133	61	19
Mondi Packaging South Africa	18	11	-	-
Merchant and Newsprint businesses	20	19	-	-
Corporate and other businesses	2	-	-	-
	368	349	61	81

There are no significant non-cash operating expenses, other than depreciation and amortisation and impairments, as shown above, and share based payments.

Secondary reporting format - by geographical segment

The Group's geographical analysis of revenue, allocated based on the country in which the customer is located, is presented as follows.

	Revenue	
Euro million	2007	2006
Subsidiaries and joint ventures		
South Africa	618	592
Rest of Africa	213	186
Western Europe	3,162	2,932
Eastern Europe	1,148	902
Russia	421	407
North America	194	215
South America	29	26
Asia and Australia	484	491
Total	6,269	5,751

Additional disclosure of secondary segmental information of revenue by origin is presented as follows:

	Revenue	
Euro million	2007	2006
Subsidiaries and joint ventures		
South Africa	995	982
Rest of Africa	12	14
Western Europe	2,840	2,582
Eastern Europe	1,615	1,417
Russia	546	482
North America	121	121

Asia and Australia	140	153
Total	6,269	5,751

The Group's geographical analysis of segment assets, liabilities and capital expenditure, allocated based on where assets and liabilities are located, is presented as follows:

	Segment assets		Segment liabilities		Net segment assets		Capital expenditure	
Euro million	2007	2006	2007	2006	2007	2006	2007	2006
Subsidiaries and joint ventures								
South Africa	1,444	1,472	(139)	(203)	1,305	1,269	186	106
Rest of Africa	19	15	(5)	(7)	14	8	1	3
Western Europe	2,376	2,231	(546)	(357)	1,830	1,874	208	226
Eastern Europe	1,855	1,633	(144)	(181)	1,711	1,452	263	154
Russia	446	436	(27)	(34)	419	402	65	42
North America	112	121	(20)	(23)	92	98	3	24
Asia and Australia	126	106	(45)	(38)	81	68	10	3
Total	6,378	6,014	(926)	(843)	5,452	5,171	736	558

4 Profit from continuing operations

Euro million	2007	2006
Profit for the year has been arrived at after charging/(crediting):		
Depreciation of property, plant and equipment	363	345
Amortisation of intangible assets	5	4
Rentals under operating leases	31	25
Research and development expenditure	9	7
Restructuring/closure costs (excluding special items)	28	18
Operating special items(see note 5)	77	78
Net foreign currency losses/(gains)	4	(1)
Green energy sales and disposal of emissions credits	(42)	(50)
Fair value gains on forestry assets	(32)	(37)
Felling costs	51	58

5 Special items

Euro million	2007	2006
Subsidiaries and joint ventures		
Operating special items		
Mondi Packaging asset impairments	-	(62)
Mondi Business Paper asset impairments	(61)	(19)
Mondi Business Paper negative goodwill	-	3
Mondi Packaging South Africa negative goodwill	1	-
Retention arrangements	(9)	-
Accelerated charge on Anglo American plc share-based award schemes	(8)	-
Total operating special items	(77)	(78)
Profi/(loss) on disposal		
Disposal of partial interest in Mondi Packaging Paper Swiecie S.A.	57	-
Disposal of Bischof + Klein GmbH	19	-

Sale of other businesses	7	(4)
Net profit/(loss) on disposal	83	(4)
Financing cost	(29)	-
Total non-operating special items	54	(4)
Total special items before tax and minority interests	(23)	(82)
Taxation	15	21
Total special items attributable to equity holders	(8)	(61)

Year ended 31 December 2007

Operating special items

In view of the current Uncoated Fine Paper ("UFP") market dynamics, which have seen sustained high pulp prices and a weak US dollar, with resultant trade flows impacting European operating rates, management has decided to decrease the Group's European UFP operating capacity and to further reduce costs by simplifying the Group's European UFP operations. The resultant impairments total Euro57 million. An impairment of the carbonless plant in South Africa of Euro4 million, resulting from a decline in the market for carbonless paper, has also been recognised. The fair value exit charge on Anglo American plc share award and share option schemes, resulting from the demerger with Anglo American plc, total Euro8 million. Equity-settled retention arrangements for senior management have also resulted in an additional share-based payments charge of Euro9 million. It is expected that a further Euro15 million will be incurred by the Group in respect of senior management retention arrangements over the period ending 3 July 2009.

Non-operating special items

The Group disposed of 5.3% of its interest in Mondi Packaging Paper Swiecie S.A., a subsidiary in which the Group retains control, on 15 May 2007 for consideration of Euro66 million and a profit of Euro57 million. The Group also sold its entire interest in Bischof + Klein GmbH, formerly an associate entity of the Group, on 22 February 2007 for consideration of Euro54 million and a profit of Euro19 million. Corrugated converting operational assets held for sale as at 31 December 2006 were disposed of in January 2007. The profit on disposal of these operations was Euro7 million. A one-off finance cost of Euro29 million resulted from a financing arrangement closed out in South Africa as part of the demerger from Anglo American plc.

6 Net finance costs

Finance costs and foreign exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings.

Euro million	2007	2006
Investment income		
Interest income		
Bank deposits, loan receivables and other	22	30
Available for sale investments	1	1
Past due receivables	1	1
Total interest income	24	32
Expected return on defined benefit arrangements	22	18
Foreign currency (losses)/gains	(2)	13
Dividend income on available for sale investments	-	1
Impairment of financial assets (excluding trade receivables)	-	(2)
Gains recycled from equity on disposal of available for sale investments	-	2
Other financial income	-	6
Total investment income	44	70
Financing costs		
Interest expense		
Interest on bank overdrafts and loans	(119)	(119)
Interest on obligations under finance leases	(1)	(2)
Interest on defined benefit arrangements	(28)	(30)

Total interest expense	(146)	(151)
Other		
Net gains on held for trading interest rate swaps	2	2
Net (losses)/gains arising on derivatives in a designated fair value hedge accounting relationship	(1)	2
Net losses arising on adjustments to hedged items designated in a fair value hedge accounting relationship	-	(2)
Total other	1	2
Less: interest capitalised	4	2
Total financing costs prior to special items	(143)	(147)
Special items financing cost (see note 5)	(29)	-
Total financing costs after special items	(172)	(147)
Net finance costs	(128)	(77)

The weighted average interest rate applicable to interest on general borrowings capitalised for the year ended 31 December 2007 is 8.41% (2006: 8.24%).

7 Tax on profit on ordinary activities

Analysis of charge for the year from continuing operations

Euro million	2007	2006
UK corporation tax at 30%	(1)	(7)
Overseas taxation	89	119
Current tax (excluding tax on special items)	88	112
Deferred taxation (excluding tax on special items)	29	3
Total tax charge before special items	117	115
Current tax on special items	(1)	-
Deferred tax on special items	(14)	(21)
Total tax credit on special items	(15)	(21)
Total tax charge	102	94

The Group's effective tax rate for the year ended 31 December 2007, which includes taxation on net income from associates, is 27% (2006: 42%). The effective rate of taxation before special items for the year ended 31 December 2007, which includes taxation on net income from associates, is 29% (2006: 38%).

8 Dividends

Dividend payments

An interim dividend for the year ended 31 December 2007 of 71.73637 Rand cents or 7.3 euro cents per share was paid on 17 September 2007 to all Mondi Limited and Mondi plc ordinary shareholders on the relevant registers on 31 August 2007.

A proposed final dividend for the year ended 31 December 2007 of 15.7 euro cents per share will be paid on 21 May 2008 to all Mondi Limited and Mondi plc ordinary shareholders on the relevant registers on 25 April 2008. The final dividend is subject to the approval of the members of Mondi Limited and Mondi plc at the respective annual general meetings scheduled for 7 May 2008.

Dividend timetable

The proposed final dividend for the year ended 31 December 2007 will be paid in accordance with the following timetable:

	Mondi Limited	Mondi plc
Currency conversion date		
ZAR/euro	28 February 2008	28 February 2008
Last date to trade shares cum-dividend		
JSE Limited	18 April 2008	18 April 2008
LSE	Not applicable	22 April 2008
Shares commence trading ex-dividend		
JSE Limited	21 April 2008	21 April 2008

LSE	Not applicable	23 April 2008
Record date		
JSE Limited	25 April 2008	25 April 2008
LSE	Not applicable	25 April 2008
Last date for Dividend Reinvestment Plan (DRIP) elections by Central Securities Depositary Participants	6 May 2008	6 May 2008
Last date for DRIP elections to UK Registrar and South African Transfer Secretaries by shareholders of Mondi Limited and Mondi plc	7 May 2008	7 May 2008
Currency conversion date		
Euro/sterling	Not applicable	12 May 2008
Payment Date		
South African Register	21 May 2008	21 May 2008
UK Register	Not applicable	21 May 2008
Depositary Interest Holders (dematerialised DIs)	27 May 2008	Not applicable
Holders within the Lloyds TSB Registrars Corporate Nominee*	29 May 2008	Not applicable
DRIP purchase settlement date	28 May 2008	27 May 2008**

* Will become Equiniti Corporate Nominee Limited on 3 March 2008

**28 May 2008 for Mondi plc South African branch register shareholders

Share certificates on the South African registers of Mondi Limited and Mondi plc may not be dematerialised or rematerialised between 21 April 2008 and 28 April 2008, both dates inclusive, nor may transfers between the UK and South African registers of Mondi plc take place between 16 April 2008 and 28 April 2008, both dates inclusive.

9 Pro forma earnings per share (EPS)

The Group was not a stand-alone entity prior to the demerger date. The number of ordinary shares issued on Admission has therefore been retrospectively applied to the comparative periods, so that a meaningful comparison can be made.

Euro cents per share	2007	2006
Profit for the financial year attributable to equity holders		
Basic EPS	45.4	15.2
Diluted EPS	45.1	15.2
Underlying earnings for the financial year(1)		
Basic EPS	46.9	27.0
Diluted EPS	46.7	27.0
Headline earnings for the financial year(2)		
Basic EPS	39.5	28.2
Diluted EPS	39.3	28.2

Note:

(1) The Board believes that underlying EPS provides a useful additional non-GAAP measure of the Group's underlying performance. Underlying EPS excludes the impact of special items.

(2) The presentation of Headline EPS is mandated under the JSE Listing Requirements. Headline earnings has been calculated in accordance with Circular 8/2007, `Headline Earnings', as issued by the South African Institute of Chartered Accountants. Please see the reconciliation presented below.

The calculation of basic and diluted EPS, basic and diluted underlying EPS, and basic and diluted headline EPS is based on the following data.

	Earnings	
Euro million	2007	2006
Profit for the financial year attributable to equity holders	233	78
Special items: operating	77	78

Special items: financing costs	29	-
Net (profit)/loss on disposals	(83)	4
Related tax	(15)	(21)
Underlying earnings	241	139
Special items: financing costs	(29)	-
Special items: retention arrangements	(9)	-
Special items: accelerated charges on exiting Anglo American plc share option schemes	(8)	
Loss on disposal of tangible fixed assets	1	8
Related tax	7	(2)
Headline earnings	203	145

	Number of shares	
Million	2007	2006
Basic number of ordinary shares outstanding(1)	513	514
Effect of dilutive potential ordinary shares(2)	4	-
Diluted number of ordinary shares outstanding	517	514

Note:

(1) The basic number of ordinary shares outstanding represent the weighted average number in issue for Mondi Limited and Mondi plc pro-rated for the year, as adjusted for the weighted average number of treasury shares held during the year.

(2) Diluted EPS is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

10 Reconciliation of movement in combined and consolidated equity

2007

	Share capital							
Euro million	Anglo investment in Mondi Group	Mondi Limited share capital	Mondi Limited share premium	Mondi plc share capital	Combined share capital and share premium	Retained earnings	Other reserves (1)	Total equity attributable to equity holders
At 1 January - as restated (3)	1,899	-	-	-	1,899	1,100	(33)	2,966
Anglo American plc contribution	120	-	-	-	120	-	-	120
Dividend in specie(2)	32	-	-	-	32	(32)	-	-
Dividends paid to Anglo American plc	-	-	-	-	-	(202)	-	(202)
Retained profit pre-demerger	-	-	-	-	-	164	-	164
Termination of Anglo American plc equity interest	(2,051)	3	540	-	(1,508)	(832)	2,411	71
Dividend in specie to Anglo American plc shareholders	-	-	-	2,938	2,938	-	(2,938)	-
Share issue expenses	-	-	-	-	-	(74)	-	(74)
Share capital reduction	-	-	-	(2,864)	(2,864)	2,864	-	-
Dividend in specie to	-	-	-	-	-	(794)	794	-

Mondi plc shareholders								
Issue of special convertible shares	-	8	(8)	29	29	(29)	-	-
Interim dividend	-	-	-	-	-	(38)	-	(38)
Purchase of treasury shares	-	-	-	-	-	(33)	-	(33)
Post-demerger retained profit	-	-	-	-	-	68	-	68
Share-based payments transfer	-	-	-	-	-	(8)	-	(8)
Other	-	-	-	-	-	-	(71)	(71)
At 31 December	-	11	532	103	646	2,154	163	2,963

Note:

(1) Other reserves are further analysed below.

(2)The dividend in specie represents interest accrued to Anglo American plc during the period ending 3 July 2007 on a loan instrument classified as equity under IAS 32, `Financial Instruments: Presentation'. On demerger from Anglo American plc, the Group's obligation under this loan instrument ceased

(3)The Group's adoption of IFRIC 14 has resulted in the retrospective reduction of the surplus available from the Mondi Pension Fund in South Africa.

2006 Share capital

Euro million	Anglo investment in Mondi Group	Mondi Limited share capital	Mondi Limited share premium	Mondi plc share capital	Combined share capital and share premium	Retained earnings	Other reserves (1)	Total equity attributable to equity holders
At 1 January	1,542	-	-	-	-	1,143	96	2,781
Anglo American plc contribution	289	-	-	-	-	-	-	289
Dividend in specie(2)	68	-	-	-	-	(68)	-	-
Costs paid by Anglo American plc	-	-	-	-	-	12	-	12
Dividends paid to Anglo American plc group companies	-	-	-	-	-	(75)	-	(75)
Profit for the year	-	-	-	-	-	78	-	78
Share based payments transfer	-	-	-	-	-	10	-	10
Other	-	-	-	-	-	-	(129)	(129)
At 31 December	1,899	-	-	-	-	1,100	(33)	2,966

Note:

(1) Other reserves are further analysed below.

(2)The dividend in specie represents interest accrued to Anglo American plc in respect on a loan instrument classified as equity under IAS 32, `Financial Instruments: Presentation'.

2007 Other reserves

Euro million	Share -based	Cumulative translation	Available for sale	Cash flow	Defined benefit	Merger reserve	Other reserves	Total

	payment reserve	adjustment reserve	reserve	hedge reserve	obligation reserve			
At 1 January	12	(17)	1	7	(34)	-	(2)	(33)
Termination of Anglo American plc equity interest	-	9	-	-	-	2,403	(1)	2,411
Dividend in specie to Anglo American plc shareholders	-	-	-	-	-	(2,938)	-	(2,938)
Dividend in specie to Mondi plc shareholders	-	-	-	-	-	794	-	794
Purchase of Anglo American plc shares	(19)	-	-	-	-	-	-	(19)
Anglo American plc share schemes' charge	10	-	-	-	-	-	-	10
Exiting Anglo American Share schemes	(3)							(3)
Mondi share schemes' charge	13	-	-	-	-	-	-	13
Actuarial and surplus restriction movements	-	-	-	-	12	-	-	12
Fair value losses accreted	-	-	(1)	(20)	-	-	-	(21)
Fair value losses recycled to the income statement	-	-	-	17	-	-	-	17
Currency translation adjustment	-	(80)	-	-	-	-	-	(80)
At 31 December	13	(88)	-	4	(22)	259	(3)	163

2006 Other reserves

Euro million	Share-based payment reserve	Cumulative translation adjustment reserve	Available for sale reserve	Cash flow hedge reserve	Defined benefit obligation reserve	Merger reserve	Other reserves	Total
At 1 January	17	134	1	2	(58)	-	-	96
IFRIC 14 adjustment (1)	-	-	-	-	(20)	-	-	(20)
Actuarial and surplus restriction movements	-	-	-	-	44	-	-	44
Fair value gains accreted	-	-	-	19	-	-	-	19
Fair value gains recycled to the income statement	-	-	-	(14)	-	-	-	(14)

Share options converted	(1)	-	-	-	-	-	-	(1)
Share-based payments	6	-	-	-	-	-	-	6
Share options exercised	(10)	-	-	-	-	-	-	(10)
Acquisition of business	-	-	-	-	-	-	(3)	(3)
Other	-	-	-	-	-	-	1	1
Currency translation adjustment	-	(151)	-	-	-	-	-	(151)
At 31 December	12	(17)	1	7	(34)	-	(2)	(33)

Note:

(1) The Group's adoption of IFRIC 14 has resulted in the retrospective reduction of the surplus available from the Mondi Pension Fund in South Africa.

Demerger impact on equity

On 2 July 2007, the execution of the final demerger transaction resulted in the Mondi companies successfully demerging from Anglo American plc and becoming, collectively, a stand-alone legal Group. The Group has a dual listed structure and the shares of both Mondi Limited and Mondi plc, the ultimate holding companies for the African and the non-African assets respectively, were admitted to the JSE Limited ("JSE") and the London Stock Exchange ("LSE") on 3 July 2007.

The sharing agreement between Mondi Limited and Mondi plc ensures that the two respective sets of shareholders can be regarded as having the interests of a single economic group. Accordingly, the Group presents combined and consolidated equity, which represents the combined interests in the Group's equity of both sets of shareholders.

Anglo American plc

Prior to the demerger, Anglo American plc injected capital of Euro120 million into the Mondi Group and took receipt of a final dividend of Euro202 million, cystallising a net return of capital of Euro82 million. Interest of Euro32 million on a loan instrument deemed to be equity in nature was also capitalised using retained earnings attributable to Anglo American plc.

On 2 July 2007, the Anglo American plc investment in the Mondi Group (Euro2,051 million) was terminated by way of a dividend in specie of the whole interest in the Mondi Group to Mondi plc's newly created shareholders (see below). In addition, the legacy profits attributable to Anglo American plc, excluding Mondi Limited reserves of Euro198 million, at the date of the demerger (Euro832 million) were written off to the demerger reserve

Mondi plc

On 2 July 2007, Mondi plc issued its own equity instruments to the owners of Anglo American plc, on a pro rata basis of one ordinary share of Mondi plc for every one Anglo American plc ordinary share held, in exchange for a 100% ownership interest in Mondi Investments Limited (formerly Anglo Mondi Investments Limited or "AMIL"), a holding entity for the entire Mondi Group. The fair value of the equity instruments issued of Euro2,938 million equalled the fair value of the underlying net assets of Mondi Investments Limited.

Prior to the listing of Mondi plc's shares on the LSE, the nominal share capital raised on the inward transfer of AMIL was reduced and transferred to retained earnings (Euro2,864 million) net of share issue costs (Euro74 million) and the issue of special convertible shares (Euro29 million). The dividend in specie represents the transfer of Mondi Limited to its own, newly-created, external shareholders. The share capital reduction, legally sanctioned by the UK High Court on 2 July 2007, was therefore used to create opening distributable reserves of Mondi plc (Euro1,968 million).

Mondi Limited

Mondi Limited's historical equity has been combined and consolidated with the equity attributable to Mondi plc. A one-off currency translation adjustment resulted from the retranslation of Mondi Limited's equity as at 2 July 2007.

11 Asset values per share

Asset values per share are disclosed in accordance with the JSE Listing Requirements. Net asset value per share is defined as net assets divided by the combined number of shares in issue as at 31 December 2007 (retrospectively applied to the net assets of the combined and consolidated comparative balance sheet), less treasury shares held. Tangible net asset value per share is

defined as the net assets less intangible assets divided by the combined number of shares in issue as at 31 December 2007 (retrospectively applied to the tangible assets of the combined and consolidated comparative balance sheet), less treasury shares held.

Euro million	2007	2006
Net asset value per share (Euro)	6.56	6.41
Tangible net asset value per share (Euro)	5.54	5.67

12 Share capital and share premium

2007(1)	Authorised	
	Number of shares	R million
Mondi Limited R0.20 ordinary shares	250,000,000	50

	Authorised	
	Number of shares	Euro million
Mondi plc Euro0.20 ordinary shares	3,177,608,605	636

2007(1)	Called up, allotted and fully paid/Euro million			
	Number of shares	Share capital	Share premium	Total
Mondi Limited R0.20 ordinary shares issued on the JSE	146,896,322	3	532	535
Mondi plc(2) Euro0.20 ordinary shares issued on the LSE	367,240,805	74	-	74
Total ordinary shares in issue	514,137,127	77	532	609
Mondi Limited R0.20 special converting shares(3)	367,240,805	8	-	8
Mondi plc Euro0.20 special converting shares issued on the JSE(3)	146,896,322	29	-	29
Total special converting shares	514,137,127	37	-	37
Total shares	1,028,274,254	114	532	646

Note:

(1) No comparatives have been presented because the Group's shares were issued on Admission to the JSE and LSE on 3 July 2007. Prior to this date the Group was owned by Anglo American plc. Presentation of this ownership interest can be found in note 10.

(2) Mondi plc also issued 50,000 5% cumulative ??1 preference shares. The Group classfies these preference shares as a liability, and not as equity instruments, since they contractually obligate the Group to make cumulative dividend payments to the holders. The dividend payments are treated as a finance cost rather than distributions.

(3) The special converting shares are held on trust and do not carry dividend rights. The special converting shares provide a mechanism for equality of treatment on termination for both Mondi Limited and Mondi plc ordinary equity holders.

13 Business combinations

To 31 December 2007

Principal acquisitions made during the year to 31 December 2007, accounted for under the acquisition method, were:

Name of entity acquired	Nature of entity acquired	Date of acquisition	Percentage acquired
Lenco	Rigid plastics manufacturer	4 July 2007	100.0
Unterland Flexible Packaging	Plastic films manufacturer	31 August 2007	100.0
Tire Kutsan	Containerboard and corrugated packaging manufacturer	3 September 2007	63.4

Details of the aggregate net assets acquired, as adjusted from book to fair value, and the attributable goodwill are presented as follows:

Euro million	Total
Net assets acquired:	
Intangible assets	24
Property, plant and equipment	164
Financial asset investments	3
Deferred tax assets	2
Inventories	58
Trade and other receivables	93
Cash and cash equivalents	7
Short-term borrowings	(42)
Other current liabilities	(61)
Long-term borrowings	(108)
Deferred tax liabilities	(9)
Provisions	(2)
Contingent liabilities (1)	(5)
Retirement benefits obligation	(11)
Equity minority interest	(21)
Net assets acquired	92
Goodwill arising on acquisition(2)	118
Total cost of acquisition	210
Satisfied by:	
Cash acquired net of overdrafts	(3)
Debt consideration(3)	(14)
Net cash paid	193

Notes:

(1)Acquired contingent liabilities relate to financial guarantees that have been issued by an acquiree entity to third parties prior to the acquisition date.

(2)The total capitalised goodwill is stated net of negative goodwill arising on an immaterial acquisition, which was expensed to the combined and consolidated income statement in the year ended 31 December 2007.

(3)The purchase price attributable to a 9.83% ownership interest in Tire Kutsan is due by 3 October2010. The obligation carries interest at a market rate until discharged.

14 Disposal of subsidiaries and associates

Euro million	2007	2006
Net assets disposed:		
Property, plant and equipment	2	8
Inventories	7	3
Trade and other receivables	7	5
Assets classified as held for sale(1)	106	47
Cash and cash equivalents	4	-
Short-term borrowings	(1)	(1)
Trade and other payables	(4)	(3)
Retirement benefit obligation	(2)	(1)
Deferred tax liabilities	(1)	-
Provision	(1)	(1)

Liabilities classified as held for sale (1)	[illegible]	[illegible]
Minority interests	9	(6)
Total net assets disposed	87	39
Profit/(loss) on disposal	83	(5)
Disposal proceeds	170	34
Net cash disposed	(4)	-
Net cash inflow from disposal of subsidiaries during the year	112	34
Net cash inflow from disposal of associates during the year	54	-
	166	34

Note:

(1) Disposal of assets and liabilities previously classified as held for sale. The carrying value includes all movements since the date of reclassification up to the date of disposal.

15 Consolidated cash flow analysis

(a) Reconciliation of profit before tax to cash inflows from operations

Euro million	2007	2006
Profit before tax	382	223
Depreciation and amortisation	368	349
Share option expense	6	6
Non-cash effect of special items of subsidiaries and joint ventures	23	82
Net finance costs	99	77
Net income from associates	(2)	(5)
Decrease in provisions and post-employment benefits	(14)	(39)
Increase in inventories	(69)	(14)
Decrease/(increase) in operating receivables	25	(48)
Increase/(decrease) in operating payables	141	(20)
Fair value gains on forestry assets	(32)	(37)
Cost of felling	51	58
Loss on disposal of fixed assets	1	8
Fair value gains on disposal of fixed asset investments	-	(6)
Purchase of Anglo American plc shares	(19)	-
Other adjustments	(3)	23
Cash inflows from operations	957	657

(b) Cash and cash equivalents

Euro million	2007	2006
Cash and cash equivalents per balance sheet	180	415
Bank overdrafts	(121)	(57)
Net cash and cash equivalents per cash flow statement	59	358

(c) Movement in net debt

The Group's net debt position, excluding disposal groups is as follows:

	Cash and cash equivalents (1)	Debt due within one year(2)	Debt due after one year	Loans to related parties	Total net debt
Balance at 1 January 2006	574	(1,490)	(710)	14	(1,612)

Cash flow	(170)	355	(70)	(14)	101
Business combinations	-	(42)	(8)	-	(50)
Disposal of businesses	-	-	1	-	1
Transfer to disposal groups	-	(78)	78	-	-
Reclassifications	(3)	-	3	-	-
Currency movements	(43)	74	50	-	81
Closing balance at 31 December 2006	358	(1,181)	(656)	-	(1,479)
Cash flow	(286)	945	(564)	-	95
Business combinations	-	(38)	(122)	-	(160)
Disposal of businesses	-	1	-	-	1
Reclassifications	(3)	(82)	85	-	-
Currency movements	(10)	23	23	-	36
Closing balance at 31 December 2007	59	(332)	(1,234)	-	(1,507)

Notes:

(1) The Group operates in certain countries (principally South Africa) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations.

(2) Excludes overdrafts, which are included as cash and cash equivalents. At 31 December 2007, short-term borrowings on the combined and consolidated balance sheet of Euro453 million (2006: Euro1,238 million) include Euro121 million of overdrafts (2006: Euro57 million).

The Group's net debt position as at 31 December 2006 excludes balances classified as held for sale.

Euro million		Debt due within one year	Debt due after one year		
	Cash and cash equivalents	Carrying value	Carrying value	Current financial asset investments	Total net funds
Disposal groups	3	-	(4)	-	(1)

(d) Reconciliation of cash inflows from operations to EBITDA for the years ended 31 December

Euro million	2007	2006
Cash inflows from operations	957	657
Share option expense	(6)	(6)
Fair value gains on forestry assets	32	37
Cost of felling	(51)	(58)
Decrease in provisions and post employment benefits	14	39
Increase in inventories	69	14
(Decrease)/increase in operating receivables	(25)	48
(Increase)/decrease in operating payables	(141)	20
Purchase of Anglo American plc shares	19	-
Other adjustments	2	(25)
EBITDA(1)	870	726

Note:

(1) EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and joint ventures.

(e) EBITDA by business segment

Euro million	2007	2006
By business segment		
Mondi Packaging		
Corrugated Business	242	206
Bag Business	207	174
Flexibles Business	54	32
Total Mondi Packaging	503	412
Mondi Business Paper	289	237
Mondi Packaging South Africa	53	46
Merchant and Newsprint businesses	60	48
Corporate and other businesses	(35)	(17)
EBITDA	870	726

EBITDA is stated before special items and is reconciled to "Total profit from operations and associates" as follows:

Euro million	2007	2006
Total profit from operations and associates	510	300
Special items (excluding associates)	77	78
Net (profit)/loss on disposals (excluding associates)	(83)	4
Depreciation and amortisation: subsidiaries and joint ventures	368	349
Share of associates' net income	(2)	(5)
EBITDA	870	726

(f) Capital expenditure cash payments(1)

Euro million	2007	2006
By business segment		
Mondi Packaging		
Corrugated Business	113	125
Bag Business	74	118
Flexibles Business	28	24
Total Mondi Packaging	215	267
Mondi Business Paper	119	156
Mondi Packaging South Africa	47	27
Merchant and Newsprint businesses	18	9
Corporate and other businesses	7	1
Capital expenditure	406	460

Note:

(1) Excludes business combinations.

16 Related party transactions

The Group has a related party relationship with its associates and joint ventures and, up to the date of demerger, with certain Anglo American plc group companies. Transactions between Mondi Limited, Mondi plc and their respective subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The Group and its subsidiaries, in the ordinary course of business, enter into various sale, purchase and service transactions with joint ventures and associates and others in which the Group has a material interest. These

transactions are under terms that are no less favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Euro million	Anglo American plc group	Joint Ventures	Associates
2007			
Sales to related parties	-	8	8
Purchases from related parties	-	(2)	(1)
Net finance costs	(22)	-	-
Dividends paid to related parties	(202)	-	-
Dividends in specie	(32)	-	-
Loans to related parties	-	13	-
Receivables due from related parties	-	5	-
Payables due to related parties	-	-	-
Cash held by related parties	-	-	-
Total borrowings from related parties	-	-	-
2006			
Sales to related parties	-	10	-
Purchases from related parties	-	(2)	-
Net finance costs	(31)	-	-
Dividends (paid)/received to/from related parties	(75)	-	1
Dividends in specie	(68)	-	-
Loans to related parties	-	35	-
Receivables due from related parties	4	3	1
Payables due to related parties	(2)	-	-
Cash held by related parties	286	-	-
Total borrowings from related parties	(942)	-	-

Mr Ramaphosa, joint chairman of Mondi, has a 39.96% stake in Shanduka Group (Pty) Limited, an entity that has controlling interests in Shanduka Advisors (Pty) Limited, Shanduka Resources (Pty) Limited, Shanduka Packaging (Pty) Limited and Shanduka Newsprint (Pty) Limited and participating interests in Mondi Shanduka Newsprint (Pty) Limited, Kangra Coal (Pty) Limited, Rennies Distribution Services (Pty) Limited and Mondi Packaging South Africa (Pty) Limited. Fees of Euro379,000 and Euro681,000 were paid to Shanduka Advisors (Pty) Limited and Shanduka Resources (Pty) Limited respectively for management services provided to the Group during the year ended 31 December 2007. Shanduka Packaging (Pty) Limited and Shanduka Newsprint (Pty) Limited has also provided a shareholder's loan to the Group. The balance outstanding at 31 December 2007 was Euro16.8 million and Euro9.2 million, respectively. In the normal course of business, and on an arm's length basis, the Group purchased supplies from Kangra Coal (Pty) Limited totalling Euro13 million and made use of transport and warehousing services provided by Rennies Distribution Services (Pty) Limited totalling Euro13 million during the period. Euro1 million remains outstanding on these purchases at 31 December 2007. Comparatives have not been disclosed because Mr Ramaphosa became a related party on his appointment as joint chairman on 16 May 2007.

17 Capital commitments

Euro million	2007	2006
Contracted for but not provided	74	37
Approved, not yet contracted for(1)	824	73

Note:

(1) The significant increase at 31 December 2007 versus 31 December 2006 relates to the development of the new lightweight recycled containerboard machine and new box plant at the Swiecie mill in Poland, and the modernisation and expansion of the Syktyvkar mill in Russia

16 Contingent liabilities and contingent assets

Disclosable contingent liabilities comprise aggregate amounts at 31 December 2007 of Euro16 million (2006: Euro34 million) in respect of loans and guarantees given to banks and other third parties. Acquired contingent liabilities of Euro5 million (2006: Euronil) have been recorded on the Group's combined and consolidated balance sheet.

There are a number of legal or potential claims against the Group. Provision is made for all liabilities that are expected to materialise.

There were no significant disclosable contingent assets at 31 December 2007 or 31 December 2006.

Production statistics

		Year Ended 31 December 2007	Year Ended 31 December 2006
Mondi Packaging			
Containerboard	tonnes	2,101,363	2,044,391
Kraft paper	tonnes	891,385	850,271
Corrugated board and boxes	m m??	2,088	2,103
Industrial bags	m units	3,642	3,606
Coating and release liners	m m??	2,971	2,360
Pulp - external	tonnes	179,059	180,166
Mondi Business Paper			
Uncoated fine paper	tonnes	1,987,574	2,012,295
Newsprint	tonnes	192,329	187,100
Pulp - external	tonnes	125,679	114,099
Wood chips	bone dry tonnes	690,447	886,612
Mondi Packaging South Africa			
Packaging papers	tonnes	368,574	369,300
Corrugated board and boxes	m m??	367	328
Newsprint Joint Ventures			
Newsprint (attributable share)	tonnes	314,847	320,876
Aylesford (attributable share)	tonnes	185,990	196,864
Shanduka (attributable share)	tonnes	128,857	124,012

Exchange rates

	Year Ended 31 December 2007	Year Ended 31 December 2006
Closing rates against the euro		
South African rand	10.03	9.22
Pounds sterling	0.73	0.67
Polish zloty	3.59	3.84
Russian rouble	35.99	34.68
Slovakian koruna	33.58	34.56
US dollar	1.47	1.32
Czech koruna	26.63	27.50
Average rates for the period against the euro		
South African rand	9.66	8.51
Pounds sterling	0.68	0.68
Polish zloty	3.78	3.90

Russian rouble	35.02	34.14
Slovakian koruna	33.77	37.25
US dollar	1.37	1.26
Czech koruna	27.76	28.37

END

Mondi plc News Announcement

Mondi PLC - Director/PDMR Shareholding



Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by directors of Mondi Limited and Mondi plc

Name	Anne Cecille Quinn
Date and place of transaction	28 February 2008, London, UK
Date of notification to issuer	28 February 2008
Nature of transaction	Purchase of Shares
Number of shares	2,481 at £3.995 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

END

Mondi plc News Announcement

Mondi PLC - 2007 Final Dividend Exchange Rate

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

28 February 2008

Mondi Group - 2007 Final Dividend Exchange Rate

On 28 February 2008 Mondi Group announced, in its Preliminary Results announcement, that a proposed final dividend for the year ended 31 December 2007 of 15.7 euro cents per ordinary share will be paid on 21 May 2008 to all Mondi Limited and Mondi plc ordinary shareholders on the relevant registers on 25 April 2008. Depositary Interest holders will receive their dividends on 27 May 2008. Holders within the Lloyds TSB Corporate Sponsored Nominee (which will become Equiniti Corporate Nominee Limited on 3 March 2008) will receive their dividends on 29 May 2008. The final dividend is subject to the approval of the members of Mondi Limited and Mondi plc at the respective annual general meetings scheduled for 7 May 2008.

Mondi Limited and Mondi plc will pay their respective dividends as follows:

Mondi Limited

Mondi Limited will pay its dividend in South African Rand. The applicable exchange rate is EUR 1 to ZAR 11.29805.

Therefore, the equivalent final dividend in rand cents per ordinary share will be 177.37939.

Dividends paid to holders of Depositary Interests and those holders within the Lloyds TSB Corporate Nominee will be paid in Sterling. The exchange rate for this payment will be set by the Depositary on or around the payment date. (Note that there is no currency election).

Mondi plc

Mondi plc will pay its dividend in euro.

However, ordinary shareholders resident in the United Kingdom will receive the dividend in Sterling (unless shareholders have elected to receive their dividend in euro). The last date for Euro currency elections will be 25 April 2008. The exchange rate for this payment will be set on 12 May 2008.

In addition, Mondi plc South African branch register shareholders will receive the dividend in South African Rand, converted at a rate of EUR 1 to ZAR 11.29805. Therefore, the equivalent final dividend in rand cents per ordinary share will be 177.37939.

END

Mondi plc News Announcement

Mondi PLC - Director Declaration

Mondi Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1967/013038/06)

JSE share code: MND ISIN: ZAE000097051

Mondi plc

(Incorporated in England and Wales)

(Registration number: 6209386)

JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

3 March 2008

Notification of change in Director's details

Paul Hollingworth, Chief Financial Officer and Executive Director of Mondi Limited and Mondi plc, has been appointed as a Non-executive Director of Electrocomponents plc with effect from 1 May 2008.

This disclosure is made to comply with LR 9.6.14 R of the Listing Rules.

Carol Hunt

Company Secretary

Mondi plc

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